                                               Filed Pursuant to Rule 424(b)(3)
                                               Registration No. 333-55749


                   [CAPITAL SAVINGS BANCORP, INC. LETTERHEAD]




                                                                June 15, 1998


TO THE SHAREHOLDERS OF CAPITAL SAVINGS BANCORP, INC.:

       You should have recently received a Notice of Special Meeting, a Proxy Statement/Prospectus dated June 4, 1998, and a Proxy, relating to the adoption of the Agreement and Plan of Reorganization dated November 25, 1997 (the "Merger Agreement") by and between Capital Savings Bancorp, Inc. ("Capital") and Union Planters Corporation ("UPC"), and the related Plan of Merger (the "Plan of Merger") by and between Capital and Union Planters Holding Corporation. The Proxy Statement/Prospectus contained a printing error on pages 7 and 19 with respect to the merger equivalent price per share of Capital common stock as of June 4, 1998 (the date of the Proxy Statement/Prospectus). The Proxy Statement/Prospectus mistakenly reported that the merger equivalent price per share of Capital common stock on June 4, 1998 was $26.21 per share, rather than $21.61 per share (based on UPC's closing price of $56.69 per share on June 4, 1998 multiplied by the merger exchange ratio of .3812 per share). The merger equivalent price per share of Capital common stock is intended to represent the market value of UPC common stock to be received by Capital stockholders in the merger. The market value of UPC common stock fluctuates daily. Therefore, there can be no assurance that the merger equivalent price per share of Capital common stock on the effective date of the merger will not vary significantly from the price stated herein.

       THE FOREGOING INFORMATION AMENDS AND SUPPLEMENTS THE INFORMATION IN THE PROXY STATEMENT/PROSPECTUS PREVIOUSLY FURNISHED TO CAPITAL STOCKHOLDERS OF RECORD AS OF MAY 29, 1998 AND SHOULD BE CONSIDERED TOGETHER WITH THE INFORMATION INCLUDED IN THE PROXY STATEMENT/PROSPECTUS WITH RESPECT TO THE VOTE ON THE MERGER AGREEMENT AND THE PLAN OF MERGER.

       Proxies previously submitted for use at the Capital Special Meeting of Stockholders continue to be valid and will be counted at the Special Meeting as previously voted unless changed or revoked. If, after reviewing and considering the foregoing information, you wish to change the vote on your Proxy previously submitted for use at the Special Meeting or, if you did not submit a Proxy, you wish to submit a Proxy with respect to the Merger Agreement and Plan of Merger, simply mark the enclosed Proxy appropriately, sign and date the Proxy, and return it in the enclosed envelope. Stockholders who previously submitted a Proxy for use at the Capital Special Meeting of Stockholders and who do not wish to change their prior vote do not need to take any action. Only your latest dated Proxy will be valid and counted at the Special Meeting.

       YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR ADOPTION OF THE MERGER AGREEMENT AND THE PLAN OF MERGER.

                                                Sincerely,

                                                CAPITAL SAVINGS BANCORP, INC.

                                                /s/ LARRY V. SCHEPERS

                                                Larry V. Schepers
                                                President and
                                                Chief Executive Officer


        PLEASE DO NOT SEND IN YOUR STOCK CERTIFICATES AT THIS TIME.

                          CAPITAL SAVINGS BANCORP, INC.
                               425 MADISON STREET
                         JEFFERSON CITY, MISSOURI 65101


TO THE SHAREHOLDERS OF CAPITAL SAVINGS BANCORP, INC.               June 4, 1998

      You are cordially invited to attend a special meeting of the shareholders (the "Capital Special Meeting") of Capital Savings Bancorp, Inc. ("Capital") to be held at the Capitol Plaza Hotel, located at 415 W. McCarty Street, Jefferson City, Missouri at 10:00 a.m., local time, on July 8, 1998, notice of which is enclosed.

      At the Capital Special Meeting, you will be asked to consider and vote on a proposal to adopt the Agreement and Plan of Reorganization (the "Agreement") by and between Capital and Union Planters Corporation, a Tennessee corporation ("UPC"), and a related Plan of Merger (the "Plan of Merger") by and between Capital and Union Planters Holding Corporation ("UPHC"), a Tennessee corporation and wholly-owned subsidiary of UPC. Pursuant to the Agreement and the Plan of Merger, Capital will merge (the "Merger") with and into UPHC, with the effect that UPHC will be the surviving corporation resulting from the Merger. Upon consummation of the Merger, each share of the common stock of Capital, ("Capital Common Stock") issued and outstanding will be converted into and exchanged for
 .3812 of a share of the common stock of UPC, (subject to possible adjustment as set forth in the Agreement, the "Exchange Ratio"), (together with the associated Preferred Share Rights as defined in the accompanying Proxy Statement/Prospectus), with cash being paid in lieu of issuing fractional shares.

      The Agreement provides that in the event that the average trading price of UPC common stock during a specified period is less than $50.70 and declines by more than 15% in comparison to the average trading price of a group of 15 bank holding companies specified in the Agreement, then Capital will have the right to terminate the Agreement unless UPC elects to increase the Exchange Ratio pursuant to a formula included in the Agreement. For information with respect to the operation of this provision and the considerations of the Board of Directors of Capital in determining whether to terminate the Agreement and of the Board of Directors of UPC in determining whether to increase the Exchange Ratio, see "SUMMARY -- The Merger" and "DESCRIPTION OF TRANSACTION -- Possible Adjustment of Exchange Ratio" in the accompanying Proxy Statement/Prospectus. Under no circumstances would the Exchange Ratio be less than a .3812 of a share of UPC common stock for each share of Capital Common Stock.

      Adoption of the Agreement and Plan of Merger by the Capital shareholders will also authorize the Capital Board of Directors to exercise its discretion whether to proceed with the Merger in the event that Capital has the right to exercise its termination right as described above. THE CAPITAL BOARD OF DIRECTORS EXPECTS IT WOULD EXERCISE SUCH DISCRETION AND DECIDE WHETHER TO TERMINATE THE AGREEMENT AND PLAN OF MERGER WITHOUT A RESOLICITATION OF SHAREHOLDERS.

      Enclosed are the (i) Notice of Capital Special Meeting, (ii) Proxy Statement/Prospectus, (iii) proxy card for the Capital Special Meeting, and (iv) pre-addressed return envelope for the proxy card. The Proxy Statement/ Prospectus describes in more detail the Agreement, the Plan of Merger, and the proposed Merger, including a description of the conditions to consummation of the Merger and the effects of the Merger on the rights of Capital's shareholders. Please read these materials carefully and consider thoughtfully the information set forth in them.

      ABN AMRO Incorporated, Capital's financial advisor, has issued its opinion to your Board of Directors regarding the fairness, from a financial point of view, of the Exchange Ratio to be paid by UPC pursuant to the Agreement. A copy of the opinion is included as Appendix C to the Proxy Statement/Prospectus.

      THE BOARD OF DIRECTORS OF CAPITAL HAS UNANIMOUSLY APPROVED THE AGREEMENT AND THE PLAN OF MERGER AND RECOMMENDS THAT YOU VOTE FOR ADOPTION OF THE AGREEMENT AND THE PLAN OF MERGER.

      Adoption of the Agreement and the Plan of Merger will require the affirmative vote of the holders of a majority of the issued and outstanding shares of Capital Common Stock entitled to be voted at the Capital Special Meeting. Whether or not you plan to attend the Capital Special Meeting, you are urged to complete, sign, date, and return promptly the enclosed proxy card. If you attend the Capital Special Meeting, you may vote in person even if you previously returned your proxy card. The proposed Merger with UPC is a significant step for Capital and your vote on this matter is of great importance.

      ON BEHALF OF THE BOARD OF DIRECTORS, I URGE YOU TO VOTE FOR ADOPTION OF THE AGREEMENT AND THE PLAN OF MERGER BY MARKING THE ENCLOSED PROXY CARD "FOR"
ITEM 1.

      I look forward to seeing you at the Capital Special Meeting.

                                                Sincerely,

                                                Larry V. Schepers
                                                Chairman, President, and
                                                Chief Executive Officer

                          CAPITAL SAVINGS BANCORP, INC.
                               425 MADISON STREET
                         JEFFERSON CITY, MISSOURI 65101

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                   TO BE HELD AT 10:00 A.M. ON JULY 8, 1998

      NOTICE IS HEREBY GIVEN that a special meeting of the shareholders (the "Capital Special Meeting") of Capital Savings Bancorp, Inc. ("Capital") will be held at the Capitol Plaza Hotel, located at 415 W. McCarty Street, Jefferson City, Missouri, on July 8, 1998, at 10:00 a.m., local time, for the following purposes:

      1. MERGER. To consider and vote upon a proposal to adopt the Agreement and Plan of Reorganization (the "Agreement"), dated as of November 25, 1997, by and between Capital and Union Planters Corporation, a Tennessee corporation ("UPC"), and the related Plan of Merger (the "Plan of Merger"), by and between Capital and Union Planters Holding Corporation, a Tennessee corporation and wholly-owned subsidiary of UPC ("UPHC"), pursuant to which (i) Capital will merge (the "Merger") with and into UPHC, with the effect that UPHC will be the surviving corporation resulting from the Merger, and (ii) each share of the $.01 par value common stock of Capital ("Capital Common Stock") issued and outstanding at the effective time of the Merger (excluding shares held by Capital or UPC, or their respective subsidiaries, in each case other than shares held in a fiduciary capacity or as a result of debts previously contracted) will be converted into and exchanged for .3812 of a share of the $5.00 par value common stock of UPC (subject to possible adjustment as set forth in the Agreement, the "Exchange Ratio"), (together with the associated Preferred Share Rights (as defined in the accompanying Proxy Statement/Prospectus)), and cash in lieu of issuing any fractional share. Copies of each of the Agreement and the Plan of Merger are included in Appendices A and B, respectively, to the accompanying Proxy Statement/Prospectus and are incorporated by reference therein.

      2. OTHER BUSINESS. To transact such other business as may come properly before the Capital Special Meeting or any adjournments or postponements of the Capital Special Meeting.

      Only shareholders of record at the close of business on May 29, 1998, will be entitled to receive notice of and to vote at the Capital Special Meeting or any adjournment or postponement thereof. ADOPTION OF THE AGREEMENT AND THE PLAN OF MERGER REQUIRES THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE ISSUED AND OUTSTANDING SHARES OF CAPITAL COMMON STOCK ENTITLED TO BE VOTED AT THE CAPITAL SPECIAL MEETING.

      THE BOARD OF DIRECTORS OF CAPITAL UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR ADOPTION OF THE AGREEMENT AND THE PLAN OF MERGER.

                                         BY ORDER OF THE BOARD OF DIRECTORS


                                         Larry V. Schepers
                                         Chairman, President, and
                                         Chief Executive Officer

Jefferson City, Missouri


WHETHER OR NOT YOU PLAN TO ATTEND THE CAPITAL SPECIAL MEETING, PLEASE COMPLETE, DATE, AND SIGN THE ENCLOSED FORM OF PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE PAID RETURN ENVELOPE IN ORDER TO ENSURE THAT YOUR SHARES WILL BE REPRESENTED AT THE CAPITAL SPECIAL MEETING.

                                   PROSPECTUS
                           UNION PLANTERS CORPORATION
                          COMMON STOCK, $5.00 PAR VALUE
                                 PROXY STATEMENT

                     FOR SPECIAL MEETING OF SHAREHOLDERS OF

                          CAPITAL SAVINGS BANCORP, INC.
                               425 MADISON STREET
                         JEFFERSON CITY, MISSOURI 65101

      This Prospectus of Union Planters Corporation, a bank holding company organized and existing under the laws of the State of Tennessee ("UPC"), relates to up to 801,338 shares of common stock, $5.00 par value, of UPC (together with associated Preferred Share Rights (as defined herein), "UPC Common Stock"), which are issuable to the shareholders of Capital Savings Bancorp, Inc., a savings and loan holding company organized and existing under the laws of the State of Delaware ("Capital"), upon consummation of the proposed merger (the "Merger") of Capital with and into Union Planters Holding Corporation ("UPHC"), a corporation organized and existing under the laws of the State of Tennessee and a wholly-owned subsidiary of UPC, with the effect that UPHC will be the surviving corporation of the Merger.

      The Merger will be consummated pursuant to the terms of the Agreement and Plan of Reorganization, dated as of November 25, 1997 (the "Agreement"), by and between UPC and Capital and the related Plan of Merger (the "Plan of Merger"), by and between Capital and UPHC. At the effective time of the Merger (the "Effective Time"), except as described herein, each issued and outstanding share of the $.01 par value common stock of Capital ("Capital Common Stock") (excluding shares held by Capital or UPC, or their respective subsidiaries, in each case other than shares held in a fiduciary capacity or as a result of debts previously contracted) will be converted into and exchanged for .3812 of a share of UPC Common Stock (subject to possible adjustment as set forth in the Agreement, the "Exchange Ratio"). Cash (without interest) will be paid in lieu of the issuance of any fractional shares of UPC Common Stock.

      This Prospectus also serves as a Proxy Statement of Capital, and is being furnished to the shareholders of Capital in connection with the solicitation of proxies by the Board of Directors of Capital (the "Capital Board") for use at its special meeting of shareholders (including any adjournments or postponements thereof, the "Capital Special Meeting"), to be held on July 8, 1998, to consider and vote upon the Agreement and the Plan of Merger. This Proxy Statement/Prospectus (the "Proxy Statement") and related materials enclosed herewith are being mailed to the shareholders of Capital on or about June 8, 1998.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

   THE SECURITIES OFFERED HEREBY ARE NOT DEPOSITS, SAVINGS ACCOUNTS, OR OTHER
       OBLIGATIONS OF A DEPOSITORY INSTITUTION AND ARE NOT INSURED BY THE
               FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER
                     GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

                                 ---------------

               The date of this Proxy Statement is June 4, 1998.

                              AVAILABLE INFORMATION

      Each of UPC and Capital is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, is required to file reports, proxy and information statements, and other information with the Securities and Exchange Commission (the "SEC"). Copies of such reports, proxy and information statements, and other information can be obtained, at prescribed rates, from the SEC by addressing written requests for such copies to the Public Reference Section at the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, such reports, proxy and information statements, and other information can be inspected and copied at the public reference facilities referred to above and at the regional offices of the SEC at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The SEC also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The shares of UPC Common Stock and Capital Common Stock are listed and traded on the New York Stock Exchange, Inc. (the "NYSE") and the Nasdaq National Market System ("Nasdaq") under the symbols "UPC" and "CAPS," respectively. Reports, proxy and information statements, and other information concerning UPC may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005 and such information with respect to Capital may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

      This Proxy Statement constitutes part of the Registration Statement on Form S-4 of UPC (including any exhibits and amendments thereto, the "Registration Statement") filed with the SEC under the Securities Act of 1933, as amended (the "Securities Act"), relating to the securities offered hereby. This Proxy Statement does not include all of the information in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. For further information about UPC, Capital, and the securities offered hereby, reference is made to the Registration Statement. The Registration Statement may be inspected and copied, at prescribed rates, at the SEC's public reference facilities at the addresses set forth above.

      All information contained in this Proxy Statement or incorporated herein by reference with respect to UPC was supplied by UPC, and all information contained in this Proxy Statement or incorporated herein by reference with respect to Capital was supplied by Capital.

      NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS PROXY STATEMENT IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT NOR ANY DISTRIBUTION OF THE SECURITIES BEING OFFERED PURSUANT TO THIS PROXY STATEMENT SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF UPC OR CAPITAL OR THE INFORMATION SET FORTH OR INCORPORATED BY REFERENCE HEREIN SINCE THE DATE OF THIS PROXY STATEMENT.

      THIS PROXY STATEMENT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATIONS, AND BUSINESS OF UPC AND CAPITAL, AND OF UPC FOLLOWING THE CONSUMMATION OF THE MERGER AND THE OTHER ACQUISITIONS (AS DEFINED UNDER "BUSINESS OF UPC -- RECENT DEVELOPMENTS"), INCLUDING STATEMENTS RELATING TO THE COST SAVINGS AND REVENUE ENHANCEMENTS THAT ARE EXPECTED TO BE REALIZED FROM THE MERGER AND THE OTHER ACQUISITIONS AND THE EXPECTED IMPACT OF THE MERGER AND THE OTHER ACQUISITIONS ON UPC'S FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES. FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHER THINGS, THE FOLLOWING POSSIBILITIES: (i) EXPECTED COST SAVINGS FROM THE MERGER AND THE OTHER ACQUISITIONS CANNOT BE FULLY REALIZED; (ii) DEPOSIT ATTRITION, CUSTOMER LOSS, OR REVENUE LOSS FOLLOWING THE MERGER AND THE OTHER ACQUISITIONS IS GREATER THAN EXPECTED; (iii) COMPETITIVE PRESSURE IN THE BANKING INDUSTRY INCREASES SIGNIFICANTLY; (iv) COSTS OR DIFFICULTIES RELATED TO THE INTEGRATION OF THE BUSINESSES OF UPC AND THE INSTITUTIONS TO BE ACQUIRED ARE GREATER THAN EXPECTED; (v) CHANGES IN THE INTEREST RATE ENVIRONMENT REDUCE MARGINS; (vi) GENERAL ECONOMIC CONDITIONS, EITHER NATIONALLY OR REGIONALLY,

ARE LESS FAVORABLE THAN EXPECTED, RESULTING IN, AMONG OTHER THINGS, A DETERIORATION IN CREDIT QUALITY; (vii) CHANGES OCCUR IN THE REGULATORY ENVIRONMENT; (viii) CHANGES OCCUR IN BUSINESS CONDITIONS AND INFLATION; (ix) CHANGES OCCUR IN THE SECURITIES MARKETS; AND (x) DISRUPTIONS OF THE OPERATIONS OF UPC, CAPITAL, OR ANY OF THEIR SUBSIDIARIES, OR ANY OTHER GOVERNMENTAL OR PRIVATE ENTITY AS A RESULT OF THE "YEAR 2000 PROBLEM." THE FORWARD-LOOKING EARNINGS ESTIMATES INCLUDED IN THIS PROXY STATEMENT HAVE NOT BEEN EXAMINED OR COMPILED BY THE INDEPENDENT PUBLIC ACCOUNTANTS OF UPC OR CAPITAL, NOR HAVE SUCH ACCOUNTANTS APPLIED ANY PROCEDURES THERETO. ACCORDINGLY, SUCH ACCOUNTANTS DO NOT EXPRESS AN OPINION OR ANY OTHER FORM OF ASSURANCE ON THEM. FURTHER INFORMATION ON OTHER FACTORS THAT COULD AFFECT THE FINANCIAL RESULTS OF UPC AFTER THE MERGER AND THE OTHER ACQUISITIONS IS INCLUDED IN THE SEC FILINGS INCORPORATED BY REFERENCE HEREIN.

                       DOCUMENTS INCORPORATED BY REFERENCE

      The following documents previously filed with the SEC by UPC pursuant to the Exchange Act are hereby incorporated by reference herein (SEC File No. 1-10160):

      (a) UPC's Annual Report on Form 10-K for the year ended December 31, 1997 (provided that any information included or incorporated by reference in response to Items 402 (a)(8), (i), (k), or (1) of Regulation S-K of the SEC shall not be deemed to be incorporated herein and is not part of the Registration Statement) (the "UPC 1997 Form 10-K");

      (b) UPC's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 and its amendment to such form on Form 10-Q/A (the "UPC March 31, 1998 Form 10-Q");

      (c) UPC's Current Reports on Form 8-K dated January 15, February 23, and April 16, 1998;

      (d) The description of the current management and Board of Directors of UPC contained in the proxy statement of UPC (the "UPC Annual Meeting Proxy Statement") filed pursuant to Section 14(a) of the Exchange Act with respect to UPC's 1998 Annual Meeting of shareholders held on April 16, 1998;

      (e) UPC's Registration Statement on Form 8-A dated January 19, 1989, filed on February 1, 1989; (SEC File No. 0-6919) in connection with UPC's designation and authorization of its Series A Preferred Stock; and

      (f) The description of the UPC Common Stock contained in UPC's Registration Statement under Section 12(b) of the Exchange Act and any amendment or report filed for the purpose of updating such description.

      The following documents previously filed with the SEC by Capital pursuant to the Exchange Act are hereby incorporated by reference herein (SEC File No. 0-22656):

      (a) Capital's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1997 (the "Capital 1997 Form 10-K");

      (b) Capital's Quarterly Reports on Form 10-QSB for the quarters ended September 30, 1997, December 31, 1997, and March 31, 1998; and

      (c)   Capital's Current Report on Form 8-K dated November 25, 1997.

      All documents filed by UPC and Capital pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Proxy Statement and prior to final adjournment of the Capital Special Meeting shall be deemed to be incorporated by reference in this Proxy Statement and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.

      UPC will provide without charge, upon the written or oral request of any person, including any beneficial owner, to whom this Proxy Statement is delivered, a copy of any and all information (excluding certain exhibits) relating to UPC that has been incorporated by reference in the Registration Statement. Such requests should be directed to E. James House, Jr., Secretary and Manager of the Legal Department, Union Planters Corporation, 7130 Goodlett Farms Parkway, Memphis, Tennessee 38018 (telephone (901) 580-6584). Capital will provide without charge, upon the written or oral request of any person, including any beneficial owner, to whom this Proxy Statement is delivered, a copy of any and all information (excluding certain exhibits) relating to Capital that has been incorporated by reference in the Registration Statement of which this Proxy Statement is a part. Such requests should be directed to Larry V. Schepers, Chairman of the Board and Chief Executive Officer, Capital Savings Bancorp, Inc., 425 Madison Street, Jefferson City, Missouri 65101 (telephone
(573) 635-4151). In order to ensure timely delivery of the documents, any request should be made by July 1, 1998.

                                TABLE OF CONTENTS

                                                                                                                        PAGE
                                                                                                                        ----
SUMMARY..........................................................................................................         1
      The Parties................................................................................................         1
      Meeting of Shareholders....................................................................................         2
      The Merger.................................................................................................         3
      Comparative Market Prices of Common Stock..................................................................         8
      Selected Consolidated Financial Data.......................................................................         8
      Historical and Pro Forma Comparative Per Share Data........................................................        13
MEETING OF SHAREHOLDERS..........................................................................................        15
      Date, Place, Time, and Purpose.............................................................................        15
      Record Date, Voting Rights, Required Vote, and Revocability of Proxies.....................................        15
      Solicitation of Proxies....................................................................................        16
      No Appraisal Rights........................................................................................        16
DESCRIPTION OF TRANSACTION.......................................................................................        17
      General....................................................................................................        17
      Possible Adjustment of Exchange Ratio......................................................................        17
      Effect of the Merger on Capital Options....................................................................        19
      Background of and Reasons for the Merger...................................................................        20
      Opinion of Capital's Financial Advisor.....................................................................        23
      Effective Time of the Merger...............................................................................        28
      No Appraisal Rights........................................................................................        28
      Distribution of Consideration..............................................................................        28
      Conditions to Consummation of the Merger...................................................................        29
      Regulatory Approval........................................................................................        29
      Waiver, Amendment, and Termination.........................................................................        30
      Conduct of Business Pending the Merger.....................................................................        31
      Management and Operations After the Merger.................................................................        32
      Interests of Certain Persons in the Merger.................................................................        33
      Certain Federal Income Tax Consequences of the Merger......................................................        34
      Accounting Treatment.......................................................................................        35
      Expenses and Fees..........................................................................................        36
      Resales of UPC Common Stock................................................................................        36
      Option Agreement...........................................................................................        37
EFFECT OF THE MERGER ON RIGHTS OF SHAREHOLDERS...................................................................        39
      Anti-takeover Provisions Generally.........................................................................        39
      Authorized Capital Stock...................................................................................        40
      Preemptive Rights..........................................................................................        41
      Amendment of Charter and Bylaws............................................................................        41
      Classified Board of Directors and Absence of Cumulative Voting.............................................        42
      Director Removal and Vacancies.............................................................................        42
      Limitations on Director Liability..........................................................................        43
      Indemnification............................................................................................        43
      Special Meetings of Shareholders...........................................................................        45
      Actions by Shareholders Without a Meeting..................................................................        45
      Shareholder Nominations and Proposals......................................................................        45
      Business Combinations......................................................................................        45
      Limitations on Ability to Vote Stock.......................................................................        48
      Dissenters' Rights of Appraisal............................................................................        49
      Shareholders' Rights to Examine Books and Records..........................................................        49
      Dividends..................................................................................................        50
COMPARATIVE MARKET PRICES AND DIVIDENDS..........................................................................        51
BUSINESS OF CAPITAL..............................................................................................        52
      General....................................................................................................        52
      Lending Activities.........................................................................................        52

      Originations, Purchases, Sales and Servicing of Loans and Mortgage-Backed Securities.......................        59
      Non-Performing Assets and Classified Assets................................................................        61
      Investment Activities......................................................................................        65
      Sources of Funds...........................................................................................        67
      Regulation.................................................................................................        70
      Competition................................................................................................        70
      Property...................................................................................................        71
      Legal Proceedings..........................................................................................        71
      Security Ownership of Certain Beneficial Owners and Management of Capital..................................        71
CAPITAL'S MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS....................        73
      Overview...................................................................................................        73
      Capital's Management Discussion and Analysis of Financial Condition and Results of
            Operations For the Three and Nine Month Periods Ended March 31, 1998 and 1997........................        73
      Results of Operations......................................................................................        73
      Changes in Financial Condition.............................................................................        75
      Interest Rate Sensitivity..................................................................................        75
      Liquidity and Capital Resources............................................................................        76
      Capital's Management Discussion and Analysis and Results of Operations For the Years
            Ended June 30, 1997, 1996, and 1995..................................................................        77
      Results of Operations......................................................................................        77
      Financial Condition........................................................................................        82
      Interest Rate Sensitivity..................................................................................        82
      Liquidity and Capital Resources............................................................................        84
      Regulatory Capital.........................................................................................        86
      Impact of Inflation and Changing Prices....................................................................        86
      Impact of New Accounting Standards.........................................................................        86
BUSINESS OF UPC..................................................................................................        87
      General....................................................................................................        87
      Recent Developments........................................................................................        88
PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION...........................................................        91
CERTAIN REGULATORY CONSIDERATIONS................................................................................        97
      General....................................................................................................        97
      Payment of Dividends.......................................................................................        98
      Capital Adequacy...........................................................................................        99
      Support of Subsidiary Institutions.........................................................................       100
      Prompt Corrective Action...................................................................................       100
DESCRIPTION OF UPC CAPITAL STOCK.................................................................................       101
      UPC Common Stock...........................................................................................       102
      UPC Preferred Stock........................................................................................       102
SHAREHOLDER PROPOSALS............................................................................................       103
EXPERTS..........................................................................................................       103
OPINIONS.........................................................................................................       103
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS.......................................................................       F-1

APPENDICES:
      Appendix A -- Agreement and Plan of Reorganization, dated as of November
                        25, 1997, by and between Union Planters Corporation and Capital Savings Bancorp, Inc.
      Appendix B -- Plan of Merger of Capital Savings Bancorp, Inc. into and with Union Planters Holding Corporation
      Appendix C -- Opinion of ABN AMRO Incorporated

                                     SUMMARY

      THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED IN THIS PROXY STATEMENT AND THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE. THIS SUMMARY IS NOT INTENDED TO BE A COMPLETE DESCRIPTION OF THE MATTERS COVERED IN THIS PROXY STATEMENT AND IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT. SHAREHOLDERS ARE URGED TO READ CAREFULLY THE ENTIRE PROXY STATEMENT, INCLUDING THE APPENDICES. AS USED IN THIS PROXY STATEMENT, THE TERMS "UPC" AND "CAPITAL" REFER TO UNION PLANTERS CORPORATION AND CAPITAL SAVINGS BANCORP, INC., RESPECTIVELY, AND, WHERE THE CONTEXT REQUIRES, TO THOSE ENTITIES AND THEIR RESPECTIVE SUBSIDIARIES.

THE PARTIES

      CAPITAL Capital, a Delaware corporation, is a unitary savings and loan holding company headquartered in Jefferson City, Missouri. At March 31, 1998, Capital had total consolidated assets of approximately $231.9 million, total consolidated loans of approximately $187.2 million, total consolidated deposits of approximately $171.0 million, and total consolidated shareholders' equity of approximately $23.5 million.

      Capital conducts its business activities through its principal subsidiary, Capital Savings Bank, F.S.B. ("Capital Bank"). Capital Bank's primary market area covers all or a portion of Boone, Callaway, Cole, Gasconade, Maries, Miller, Moniteau, Osage, Phelps and Pulaski counties in central Missouri, which are serviced through its three full service offices in Jefferson City and five additional full service offices located in California, Eldon, Fulton, Owensville and Rolla, Missouri. Through Capital Bank, Capital is engaged generally in the business of attracting deposits from the public and originating single-family home mortgage loans and consumer loans.

      The principal executive offices of Capital are located at 425 Madison Street, Jefferson City, Missouri 65101 and its telephone number at such address is (573) 635-4151. Additional information with respect to Capital and its subsidiaries is included elsewhere herein and in documents incorporated by reference in this Proxy Statement. See "AVAILABLE INFORMATION," "DOCUMENTS INCORPORATED BY REFERENCE," and "BUSINESS OF CAPITAL."

      UPC. UPC, a Tennessee corporation, is a bank holding company registered with the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). As of March 31, 1998, UPC had total consolidated assets of approximately $18.4 billion, total consolidated loans of approximately $12.7 billion, total consolidated deposits of approximately $13.6 billion, and total consolidated shareholders' equity of approximately $1.8 billion.

      UPC conducts its business activities through its principal bank subsidiary, the $15.7 billion asset Union Planters Bank, National Association ("UPBNA"), a multi-state national banking association headquartered in Memphis, Tennessee, with branches in Alabama, Arkansas, Kentucky, Louisiana, Mississippi, Missouri, and Tennessee, one federally-chartered savings association headquartered in Tennessee, two other Tennessee state-chartered banks headquartered in Tennessee, two recently acquired Arkansas state-chartered banks, and one Florida state-chartered bank headquartered in Miami, Florida (collectively with UPBNA, the "UPC Banking Subsidiaries"). Through the UPC Banking Subsidiaries, UPC provides a diversified range of financial services in the communities in which it operates and maintains approximately 518 banking offices and 676 automated teller machines ("ATMs"). UPC's total deposits at March 31, 1998 are allocable by state (before consolidating adjustments) approximately as follows: $6.7 billion in Tennessee; $2.9 billion in Mississippi; $1.3 billion in Florida; $1.2 billion in Missouri; $596 million in Arkansas; $598 million in Louisiana; $412 million in Alabama; and $103 million in Kentucky.

      Acquisitions have been, and are expected to continue to be, an important part of UPC's business strategy. UPC completed 13 acquisitions in 1994, three in 1995, seven in 1996, six in 1997, and has recently completed two in 1998, adding approximately $3.8 billion in total assets in 1994, $1.3 billion in 1995, $4.2 billion in 1996, and

$3.6 billion in 1997, and $520 million in 1998 (the "Recently Completed Acquisitions"). UPC currently is a party to definitive agreements to acquire ten financial institutions, not including Capital, and to purchase certain branch locations and assume deposit liabilities of California Federal Bank in Florida ("CalFed Branch Purchase") (collectively referred to herein as the "Other Pending Acquisitions.") The Other Pending Acquisitions had aggregate total assets of approximately $12.9 billion at March 31, 1998. For purposes of this Proxy Statement, the terms "Recently Completed Acquisitions" and "Other Pending Acquisitions" are collectively referred to as "Other Acquisitions." The largest of the Other Pending Acquisitions is UPC's proposed acquisition of Magna Group, Inc. ("Magna"), St. Louis, Missouri, which had total consolidated assets of approximately $7.3 billion at March 31, 1998. On May 1, 1998, Magna acquired Charter Financial, Inc., and its subsidiary, Charter Bank, S.B. (the "Charter Acquisition") in a transaction accounted for as a purchase. Located in Sparta, Illinois, Charter Financial, Inc. had at the time of consummation total assets of approximately $406 million, total deposits of approximately $309 million, and total shareholders' equity of approximately $67 million. For purposes of this Proxy Statement, including the historical and equivalent pro forma data, the terms "Other Acquisitions" and "Other Pending Acquisitions" include the Charter Acquisition. For a description of the acquisitions in addition to the Merger which are currently pending, see "BUSINESS OF UPC - Recent Developments."

      UPC expects to continue to take advantage of the consolidation of the financial services industry by further developing its franchise through the acquisition of financial institutions and other entities engaged in lines of business permissible for banks and bank holding companies. Future acquisitions may entail the payment by UPC of consideration in excess of the book value of the underlying net assets acquired, may result in the issuance of additional shares of UPC Common Stock or the incurring of additional indebtedness by UPC, and could have a dilutive effect on the earnings or book value per share of UPC Common Stock. Moreover, significant charges against earnings are sometimes required incidental to acquisitions. For a description of the acquisitions in addition to the Merger which are currently pending, see "BUSINESS OF UPC -- Recent Developments."

      For a discussion of UPC's acquisition program, including a discussion of the significant charges UPC has incurred incidental to acquisitions in the past three fiscal years, see the caption "Acquisitions" (on page 10) in UPC's 1997 Annual Report to Shareholders and Note 2 to UPC's audited consolidated financial statements for the years ended December 31, 1997, 1996, and 1995 (on pages 49 and 50) contained in UPC's 1997 Annual Report to Shareholders. UPC's 1997 Annual Report to Shareholders is included as Exhibit 13 to UPC's 1997 Form 10-K and
Exhibit 13 is incorporated by reference herein to the extent indicated herein.

      The principal executive offices of UPC are located at 7130 Goodlett Farms Parkway, Memphis, Tennessee 38018, and its telephone number at such address is
(901) 580-6000. Additional information with respect to UPC and its subsidiaries is included elsewhere herein and in documents incorporated by reference in this Proxy Statement. See "AVAILABLE INFORMATION," "DOCUMENTS INCORPORATED BY REFERENCE," and "BUSINESS OF UPC."

      UPHC. UPHC, a Tennessee corporation, is a wholly-owned subsidiary of UPC. UPHC is a bank holding company which owns all of the common stock of UPBNA and other permissible investments Certain of the directors and officers of UPHC are executive officers of UPC.

MEETING OF SHAREHOLDERS

      This Proxy Statement is being furnished to the holders of Capital Common Stock in connection with the solicitation by the Capital Board of proxies for use at the Capital Special Meeting to be held at the Capitol Plaza Hotel, located at 415 W. McCarty Street, Jefferson City, Missouri at 10:00 a.m., local time, on July 8, 1998. At the Capital Special Meeting, Capital shareholders will be asked to consider and vote upon a proposal to adopt the Agreement and the Plan of Merger. See "MEETING OF SHAREHOLDERS."

      The Capital Board has fixed the close of business on May 29, 1998 as the record date (the "Capital Record Date") for determination of the Capital shareholders who are entitled to notice of and to vote at the Capital Special Meeting. Only Capital shareholders of record on the Capital Record Date will be entitled to receive notice of and to vote at the Capital Special Meeting. Each share of Capital Common Stock validly issued and outstanding on the

Capital Record Date is entitled to one vote. On the Capital Record Date, there were 1,891,400 shares of Capital Common Stock validly issued and outstanding. In order for the Capital Special Meeting to be held, a quorum must be achieved. A quorum would be achieved if one-third of the outstanding shares of Capital Common Stock are represented at the Capital Special Meeting in person or by proxy. Assuming a quorum is achieved, the affirmative vote of a majority of the outstanding shares of Capital Common Stock is required to adopt the Agreement and Plan of Merger. Each vote is important and all Capital shareholders are encouraged to vote their shares, in person or by proxy, at the Capital Special Meeting. See "MEETING OF SHAREHOLDERS -- Record Date, Voting Rights, Required Vote, and the Revocability of Proxies."

      The directors and executive officers of Capital beneficially owned or controlled 377,172 shares of Capital Common Stock as of the Capital Record
Date, or approximately 18.20%, of the outstanding shares. The members of Capital's management have indicated that they intend to vote "FOR" adoption of the Agreement and the Plan of Merger. For information with respect to the number and percentage of shares of Capital Common Stock beneficially owned by directors and executive officers of Capital as well as to the beneficial owners of 5% or more of the outstanding shares of Capital Common Stock, see "MEETING OF SHAREHOLDERS" and "BUSINESS OF CAPITAL -- Security Ownership of Certain Beneficial Owners and Management of Capital."

THE MERGER

      GENERAL. The Agreement provides for the acquisition of Capital by UPC pursuant to the merger of Capital with and into UPHC, a wholly-owned subsidiary of UPC, with the effect that UPHC will be the surviving corporation resulting from the Merger. At the Effective Time, each share of Capital Common Stock then issued and outstanding (excluding shares held by Capital, UPC, or their respective subsidiaries, in each case other than shares held in a fiduciary capacity or as a result of debts previously contracted) will be converted into and exchanged for .3812 of a share of UPC Common Stock (subject to possible adjustment as set forth in the Agreement, the "Exchange Ratio").

      In the event both of the following conditions are satisfied, (i) the "Average Closing Price" (defined in the Agreement as the average of the daily last sale prices of UPC Common Stock quoted on the NYSE-Composite Transactions List (as reported by The Wall Street Journal or, if not reported therein, another authoritative source as reasonably selected by UPC) for the 10 consecutive full trading days for which such shares are traded on the NYSE ending at the close of trading on the later of the date of the Capital Special Meeting and the date on which the last required consent of the Federal Reserve shall be received (the "Determination Date")) is less than $50.70 and (ii)(1) the quotient obtained by dividing the Average Closing Price by $63.375 (such quotient being the "UPC Ratio") is less than (2) the quotient obtained by dividing the weighted average of the closing prices (the "Index Price") of 15 bank holding companies designated in the Agreement (the "Index Group") on the Determination Date by the Index Price on December 1, 1997, less 15% (such quotient being the "Index Ratio"), then, Capital will have the right to terminate the Agreement unless UPC elects to adjust the Exchange Ratio in the manner described under "DESCRIPTION OF TRANSACTION -- Possible Adjustment of Exchange Ratio." Under no circumstances would the Exchange Ratio be less than
 .3812 of a share of UPC Common Stock for each share of Capital Common Stock.

      In making its determination of whether to terminate the Agreement, the Capital Board will take into account, consistent with its fiduciary duties, all relevant facts and circumstances that exist at such time, including, without limitation, information concerning the business, financial condition, results of operations, and prospects of UPC (including the recent performance of UPC Common Stock, the historical financial data of UPC, customary statistical measurements of UPC's financial performance, and the future prospects for UPC Common Stock following the Merger), and the advice of its financial advisor and legal counsel. If the Capital Board elects to terminate the Agreement, UPC would then determine whether to proceed with the Merger at the higher Exchange Ratio. In making this determination, the principal factors UPC will consider include the projected effect of the Merger on UPC's pro forma earnings per share and whether UPC's assessment of Capital's earning potential as part of UPC justifies the issuance of an increased number of UPC's shares. If UPC declines to adjust the Exchange Ratio, Capital may elect to proceed without the adjustment, provided it does so within 10 days of the Determination Date. UPC IS UNDER NO OBLIGATION TO ADJUST THE EXCHANGE RATIO.

      Adoption of the Agreement and Plan of Merger by the Capital shareholders will also authorize the Capital Board to exercise its discretion whether to proceed with the Merger in the event that Capital has the right to exercise its termination right as described above. THE CAPITAL BOARD EXPECTS IT WOULD EXERCISE SUCH DISCRETION AND DECIDE WHETHER TO TERMINATE THE AGREEMENT AND
PLAN OF MERGER WITHOUT A RESOLICITATION OF SHAREHOLDERS.

      No fractional shares of UPC Common Stock will be issued. Rather, cash (without interest) will be paid in lieu of any fractional share interest to which any holder of Capital Common Stock would otherwise be entitled upon consummation of the Merger, in an amount equal to such fractional part of a share of UPC Common Stock multiplied by the closing price of one share of UPC Common Stock on the NYSE (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source as reasonably selected by UPC) on the last trading day preceding the Effective Time. See "DESCRIPTION OF TRANSACTION -- General."

      REASONS FOR THE MERGER; RECOMMENDATION OF THE BOARD OF DIRECTORS OF CAPITAL. The Capital Board believes that the Agreement, the Plan of Merger, and the Merger are in the best interests of Capital and its shareholders. The Capital Board has approved the matters to be adopted or approved by its shareholders. The Capital Board recommends that the Capital shareholders vote FOR adoption of the Agreement and the Plan of Merger. The Capital Board believes that, among other things, the Merger will result in a company with expanded opportunities for profitable growth and that the combined resources and capital of Capital and UPC will provide an enhanced ability to compete in the changing and competitive financial services industry. See "DESCRIPTION OF TRANSACTION -- Background of and Reasons for the Merger."

      OPINION OF FINANCIAL ADVISOR. ABN AMRO Incorporated ("ABN AMRO") has rendered an opinion to the Capital Board dated as of the date of the Agreement and updated as of the date of the Proxy Statement that, based upon the matters set forth in such opinion and such other matters as it deemed relevant, as of the date of its opinion, the Exchange Ratio is fair to the holders of Capital Common Stock from a financial point of view. The opinion of ABN AMRO dated as of the date of this Proxy Statement is included at Appendix C to this Proxy Statement. Capital shareholders are urged to read the ABN AMRO opinion in its entirety for a description of the procedures followed, matters considered, and limitations on the reviews undertaken in connection therewith. See "DESCRIPTION OF TRANSACTION -- Opinion of Capital's Financial Advisor."

      EFFECTIVE TIME. Subject to the conditions to the obligations of the parties to effect the Merger, the Effective Time will occur on the date and at the time that the Certificate of Merger (as defined in the Agreement) becomes effective with the Secretary of State of the State of Delaware and the Articles of Merger (as defined in the Agreement) become effective with the Secretary of State of the State of Tennessee. Subject to the terms and conditions of the Agreement, unless otherwise agreed upon in writing by the duly authorized officers of Capital and UPC. The Agreement provides that the parties will use their reasonable efforts to cause the Effective Time to occur within 30 days (as designated by UPC) following the last to occur of (i) the effective date (including expiration of any applicable waiting period) of the last consent of any regulatory authority having authority over and approving or exempting the Merger, (ii) the date on which the shareholders of Capital adopt the Agreement and Plan of Merger, and (iii) the date on which all other conditions precedent to each of UPC's or Capital's obligations under the Agreement shall have been satisfied or waived (to the extent such obligations are waivable under the Agreement). It is anticipated that the Effective Time will occur within one business day of the Capital Special Meeting. See "DESCRIPTION OF
TRANSACTION -- Effective Time of the Merger," "-- Conditions to Consummation of the Merger," and "-- Waiver, Amendment, and Termination."

      NO ASSURANCE CAN BE PROVIDED THAT THE NECESSARY SHAREHOLDER AND REGULATORY APPROVALS CAN BE OBTAINED OR THAT THE OTHER CONDITIONS PRECEDENT TO THE MERGER CAN OR WILL BE SATISFIED. CAPITAL AND UPC ANTICIPATE THAT ALL CONDITIONS TO THE CONSUMMATION OF THE MERGER WILL BE SATISFIED SO THAT THE MERGER CAN BE CONSUMMATED ON OR ABOUT July 8, 1998. HOWEVER, DELAYS IN THE CONSUMMATION OF
THE MERGER COULD OCCUR.

      DISTRIBUTION OF CONSIDERATION. Promptly after the Effective Time, UPC will cause UPBNA, acting in its capacity as exchange agent for UPC (the "Exchange Agent"), to mail to each holder of record of a certificate or certificates (collectively, the "Certificates") which, immediately prior to the Effective Time, represented outstanding shares of Capital Common Stock, a letter of transmittal and instructions for use in effecting the surrender and cancellation of the Certificates in exchange for certificates representing shares of UPC Common Stock. Cash will be paid to the holders of Capital Common Stock in lieu of issuing any fractional shares of UPC Common Stock. In no event will the holder of any surrendered Certificate(s) be entitled to receive interest on any cash to be issued to such holder, and in no event will Capital, UPC, or the Exchange Agent be liable to any holder of Capital Common Stock for any consideration delivered in good faith to a public official pursuant to any applicable abandoned property, escheat, or similar law. See "DESCRIPTION OF TRANSACTION -- Distribution of Consideration."

      REGULATORY APPROVAL AND OTHER CONDITIONS. The Merger is subject to the prior approval of the Federal Reserve. An application has been filed with the Federal Reserve for the requisite approval. THERE CAN BE NO ASSURANCE THAT SUCH REGULATORY APPROVAL WILL BE OBTAINED OR AS TO THE TIMING OF SUCH APPROVAL.

      Consummation of the Merger is subject to various other conditions, including receipt of the required approvals of the Capital shareholders, receipt of opinions of counsel as to the tax-free nature of certain aspects of the Merger, receipt of a letter from UPC's independent accountants to the effect that the Merger will qualify for pooling-of-interests accounting treatment, and certain other conditions at the Effective Time. See "DESCRIPTION OF TRANSACTION -- Regulatory Approval" and "-- Conditions to Consummation of the Merger."

      WAIVER, AMENDMENT, AND TERMINATION. The Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time by mutual consent of the Capital Board and the Board of Directors of UPC (the "UPC Board"), or by the action of the Board of Directors of either company under certain circumstances, including, but not limited to, (i) if the Merger is not consummated by September 30, 1998, unless the failure to consummate by such date is due to a breach of the Agreement by the party seeking to terminate, or (ii) in certain circumstances, if an adjustment is not made to the Exchange Ratio. To the extent permitted by law and as set forth in the Agreement, the Agreement may be amended upon the written agreement of UPC and Capital without the approval of shareholders before or after the matters relating to the Agreement required to be approved by the Capital shareholders are approved by such shareholders, provided, that after any such approval by the Capital shareholders, there shall be no amendment that modifies in any material respect the consideration to be received by such shareholders without the further approval of such shareholders. The Merger may be abandoned notwithstanding approval of the matters relating to the Agreement required to be approved by the Capital shareholders. See "DESCRIPTION OF TRANSACTION -- Waiver, Amendment, and Termination."

      NO APPRAISAL RIGHTS. Holders of Capital Common Stock are not entitled to appraisal rights under the Delaware General Corporation Law ("DGCL") in connection with the Merger. See "MEETIING OF SHAREHOLDERS -- No Appraisal Rights."

      INTERESTS OF CERTAIN PERSONS IN THE MERGER. Certain members of Capital's management and the Capital Board may be deemed to have certain interests in the Merger that are in addition to their interests as shareholders of Capital generally. These additional interests may be deemed to arise from certain actions UPC has agreed to take regarding the employment and severance arrangements of certain Capital executive officers and the compensation and indemnification of Capital directors. The Capital Board was aware of these interests and considered them, among other matters, in approving the Merger. Such interests include (i) a new three-year employment agreement for Larry V. Schepers, President and Chief Executive Officer of Capital, to replace his existing employment contract with Capital, (ii) new employment agreements for Arthur Wankum, Executive Vice President of Capital, and Joseph Forck, Senior Vice President of Capital, with terms expiring in December and July 1998 respectively, (iii) the appointment of the existing directors of Capital as advisory directors to UPBNA, and (iv) the assumption of outstanding Capital stock options by UPC. For a more detailed description of the interests of certain persons in the Merger, see "DESCRIPTION OF TRANSACTION -- Interests of Certain Persons in the Merger."

      CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. It is intended that the Merger will be treated as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, for federal income tax purposes, no gain or loss will be recognized by holders of Capital Common Stock upon the exchange of all of such shareholders' shares of Capital Common Stock solely for shares of UPC Common Stock (except with respect to cash received in lieu of a fractional share of UPC Common Stock). Consummation of the Merger is conditioned upon receipt by UPC and Capital of an opinion of Alston & Bird LLP, dated the date of the Effective Time substantially to this effect. The conditions relating to the receipt of the tax opinion may be waived by both Capital and UPC. Neither Capital nor UPC currently intends to waive the conditions relating to the receipt of the tax opinion. If the conditions relating to the receipt of the tax opinion were waived and the material federal income tax consequences of the Merger were materially different from those described in this Proxy Statement, Capital would resolicit the approval of its shareholders prior to consummating the Merger. TAX CONSEQUENCES OF THE MERGER FOR INDIVIDUAL TAXPAYERS CAN VARY, HOWEVER, AND ALL CAPITAL SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE EFFECT OF THE MERGER ON THEM UNDER FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS. For a further discussion of the federal income tax consequences of the Merger, including a description of the tax opinion issued as of a recent date of the date of the filing of the Registration Statement, see "DESCRIPTION OF TRANSACTION --
Certain Federal Income Tax Consequences of the Merger."

      ACCOUNTING TREATMENT. It is intended that the Merger will be accounted for as a pooling-of-interests transaction for accounting and financial reporting purposes, and UPC will not consummate the Merger if such accounting treatment is not available See "DESCRIPTION OF TRANSACTION -- Accounting Treatment."

      CERTAIN DIFFERENCES IN SHAREHOLDERS' RIGHTS. At the Effective Time holders of Capital Common Stock, whose rights are governed by Capital's Certificate of Incorporation (the "Capital Charter") and Capital's Bylaws (the "Capital Bylaws") and by the DGCL, will automatically become UPC shareholders, and their rights as UPC shareholders will be governed by UPC's Amended and Restated Charter (the "UPC Charter") and UPC's Bylaws (the "UPC Bylaws") and the Tennessee Business Corporation Act (the "TBCA"). The rights of UPC shareholders differ from the rights of Capital shareholders in certain important respects, including but not limited to: (i) anti-takeover provisions generally, (ii) authorized capital stock, (iii) preemptive rights, (iv) amendment of charter and bylaws, (v) classified board of directors and absence of cumulative voting, (vi) director removal and vacancies, (vii) limitations on director liability, (viii) indemnification, (ix) special meeting of shareholders (x) actions by shareholders without a meeting, (xi) shareholder nominations and proposals,
(xii) business combinations, (xiii) limitations on ability to vote stock, (xiv) dissenters' rights of appraisal, (xv) shareholders' rights to examine books and records, and (xvi) dividends, with respect to certain anti-takeover provisions provided for in UPC's Charter and Bylaws. See "EFFECT OF THE MERGER ON RIGHTS OF SHAREHOLDERS."

      CONDUCT OF BUSINESS PENDING THE MERGER. Pursuant to the Agreement, each of Capital and UPC generally have agreed that unless the prior written consent of the other has been obtained, and except as otherwise expressly contemplated in the Agreement, each of Capital and UPC and their respective subsidiaries will
(i) operate its business only in the usual, regular, and ordinary course, (ii) preserve intact its business organization and assets and maintain its rights and franchises, and (iii) take no action which would (a) materially adversely affect the ability of any party to obtain any consents required for the transactions contemplated by the Agreement without imposition of a condition or restriction of the type referred to in the Agreement or (b) adversely affect the ability of either party to perform its covenants and agreements under the Agreement.

      In addition, Capital has agreed that until the earlier of the Effective Time or termination of the Agreement, Capital will not, except with the prior written consent of the chief executive officer, president or chief financial officer of UPC (which consent shall not be unreasonably withheld), agree or commit to, or permit its subsidiaries to agree or commit to, take certain actions, including generally, but not limited to: (i) incurring, any additional debt obligation for borrowed money in excess of $100,000 except in the ordinary course of business consistent with past practices; (ii) declare or pay any dividends, except that Capital generally may declare and pay regular quarterly cash dividends on the shares of Capital Common Stock at a rate of $.06 per share, with usual and regular record and payments dates in accordance with past practice (as previously disclosed by Capital to UPC); (iii) subject to certain exceptions, permit to become outstanding, any additional shares of Capital Common Stock, or any other capital stock of Capital or any of its subsidiaries or any rights to acquire such stock or any security convertible into such stock;
(iv) subject to certain exceptions, acquire direct or indirect control of any other entity; (v) subject to certain exceptions, grant any increase in compensation or benefits or pay any bonus to the employees or officers of Capital or any of its subsidiaries; or (vi) subject to certain exceptions, enter into or amend any employment contract between Capital or any of its subsidiaries and any person, which Capital or the relevant subsidiary does not have an unconditional right to terminate without liability. See "DESCRIPTION OF TRANSACTION -- Conduct of Business Pending the Merger."

      OPTION AGREEMENT. Capital, as issuer, and UPC, as grantee, entered into a Stock Option Agreement (the "Option Agreement") pursuant to which Capital granted UPC an option ("the Option") to purchase, under certain circumstances and subject to certain adjustments and limitations, up to 376,460 shares, or approximately 19.9%, of Capital Common Stock at a price of $18.75 per share (subject to adjustment). In no event, however, shall UPC's Total Profit (defined in the Option Agreement generally as the net amount realizable by UPC upon transfer of the Option, including, without limitation, transfer of the Option back to Capital or upon the sale of the Capital Common Stock acquired by exercise of the Option) exceed $2.4 million. The Option Agreement is exercisable upon the occurrence of certain events that create the potential for another party to acquire control of Capital. To the best knowledge of Capital, no such event which would permit exercise of the Option Agreement has occurred as of the date of this Proxy Statement. The Option Agreement was granted by Capital as a condition of and in consideration for UPC entering into the Agreement and is intended to increase the likelihood that the Merger will be effected by making it more difficult and more expensive for a third party to acquire control of Capital. See "DESCRIPTION OF TRANSACTION -- Option Agreement."

COMPARATIVE MARKET PRICES OF COMMON STOCK

      Shares of UPC Common Stock and Capital Common Stock are traded on the NYSE and Nasdaq under the symbols "UPC" and "CAPS," respectively.

      The following table sets forth the reported closing sale prices per share for UPC Common Stock and Capital Common Stock and the equivalent per share prices giving effect to the Merger (as explained below) for Capital Common Stock on (i) November 24, 1997, the last trading day preceding the public announcement of the execution of the Agreement, and (ii) June 4, 1998, the latest practicable date prior to the mailing of this Proxy Statement.

                                                UPC                 Capital              Equivalent Price
                                           Common Stock          Common Stock          Per Capital Share(1)
                                           ------------          ------------          --------------------
            November 24, 1997                 $59.94                $18.25                 $22.85
            June 4, 1998                      $56.69                $21.00                 $26.21

----------------------------------

(1) The equivalent price per share of Capital Common Stock at each specified date represents the closing sale price of a share of UPC Common Stock on such date multiplied by an Exchange Ratio of .3812. See "COMPARATIVE MARKET PRICES AND DIVIDENDS."

      There can be no assurance as to what the market price of the UPC Common Stock will be if and when the Merger is consummated, or anytime thereafter.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following tables present for UPC, selected consolidated financial data for the three-month periods ended March 31, 1998 and 1997 and for the five-year period ended December 31, 1997, and for Capitol, selected consolidated financial data for the nine-month periods ended March 31, 1998 and 1997 and for the five-year period ended June 30, 1997. The information for UPC has been derived from the consolidated financial statements of UPC, including the unaudited consolidated financial statements of UPC incorporated in this Proxy Statement by reference to UPC's March 31, 1998 Form 10-Q, and the audited consolidated financial statements of UPC incorporated in this Proxy Statement by reference to the UPC 1997 Form 10-K, and should be read in conjunction therewith and with the notes thereto. See "DOCUMENTS INCORPORATED BY REFERENCE." The information for Capital has been derived from the consolidated financial statements of Capital including the unaudited consolidated financial statements of Capital for the nine months ended March 31, 1998, and included herein, and the audited consolidated financial statements of Capital for the year ended June 30, 1997, and should be read in conjunction therewith and with the notes thereto, all as included herein under "Index to Consolidated Financial Statements." Historical results are not necessarily indicative of results to be expected for any future period. In the opinion of the respective managements of UPC and Capital, all adjustments (which include only normal recurring adjustments) necessary to arrive at a fair statement of interim results of operations of UPC and Capital, respectively, have been included. With respect to UPC and Capital, results for the three month period and nine month period, respectively, ended March 31, 1998 are not necessarily indicative of results which may be expedited for any other interim period or for the year as a whole. See "BUSINESS OF UPC -- Recent Developments" for information concerning UPC's Other Acquisitions.

                    UPC SELECTED CONSOLIDATED FINANCIAL DATA


                                               Three Months Ended
                                                    March 31,(1)
                                             --------------------------
                                                1998           1997
                                             -----------    -----------
                                    (Dollars in thousands, except per share data)
INCOME STATEMENT DATA
   Net interest income...................    $   190,707    $   190,590
   Provision for losses on loans.........         17,909         22,004
   Investment securities gains (losses)..          5,215            173
   Other noninterest income..............         90,503         82,811
   Noninterest expense...................        153,624        148,646
                                             -----------    -----------
   Earnings before income taxes,
      extraordinary item, and
      accounting changes.................        114,892        102,924
   Applicable income taxes...............         40,320         36,479
                                             -----------    -----------
   Earnings before extraordinary item
      and accounting changes.............         74,572         66,445
   Extraordinary item and
      accounting changes, net of taxes...             --             --
                                             -----------    -----------
   Net earnings..........................    $    74,572    $    66,445
                                             ===========    ===========

PER COMMON SHARE DATA (3)
   Basic
      Earnings before extraordinary
         item and accounting changes.....           $.89           $.82
      Net earnings.......................            .89            .82
   Diluted
      Earnings before extraordinary
         item and accounting changes.....            .86            .79
      Net earnings.......................            .86            .79
   Cash dividends........................            .50            .32
   Book value............................          21.13          20.00


BALANCE SHEET DATA (AT PERIOD END)
   Total assets..........................    $18,413,614    $18,054,916
   Loans, net of unearned income.........     12,727,659     12,560,838
   Allowance for losses on loans.........        223,837        192,943
   Investment securities.................      3,287,664      3,449,824
   Total Deposits........................     13,581,227     13,386,397
   Short-term borrowings.................        442,051        611,757
   Long-term debt (4)
      Parent company.....................        373,242        373,468
      Subsidiary banks...................      1,630,693      1,473,599
   Total shareholders' equity............      1,809,442      1,663,363
   Average assets........................     18,005,794     18,031,648
   Average shareholders' equity..........      1,760,458      1,615,979
   Average shares outstanding
      (in thousands)(3)
      Basic..............................         83,379         78,904
      Diluted............................         86,974         84,465


                                                                   Years Ended December 31,(2)
                                             ------------------------------------------------------------------------
                                                1997           1996            1995          1994            1993
                                             -----------    -----------    -----------    -----------     -----------
                                                           (Dollars in thousands, except per share data)
INCOME STATEMENT DATA
   Net interest income...................    $   770,385    $   744,852    $   669,451    $   627,439     $   558,036
   Provision for losses on loans.........        113,633         68,948         33,917         15,989          35,235
   Investment securities gains (losses)..          2,104          4,099          1,433        (21,302)          6,686
   Other noninterest income..............        359,506        316,403        292,277        237,129         228,996
   Noninterest expense...................        697,704        731,817        607,189        634,965         550,045
                                             -----------    -----------    -----------    -----------     -----------
   Earnings before income taxes,
      extraordinary item, and
      accounting changes.................        320,658        264,589        322,055        192,312         208,438
   Applicable income taxes...............        111,897         93,115        110,799         63,058          66,570
                                             -----------    -----------    -----------    -----------     -----------
   Earnings before extraordinary item
      and accounting changes.............        208,761        171,474        211,256        129,254         141,868
   Extraordinary item and
      accounting changes, net of taxes...             --             --             --             --           4,505
                                             -----------    -----------    -----------    -----------     -----------
   Net earnings..........................    $   208,761    $   171,474    $   211,256    $   129,254     $   146,373
                                             ===========    ===========    ===========    ===========     ===========

PER COMMON SHARE DATA (3)
   Basic
      Earnings before extraordinary
         item and accounting changes.....          $2.54          $2.13          $2.79          $1.67           $2.19
      Net earnings.......................           2.54           2.13           2.79           1.67            2.27
   Diluted
      Earnings before extraordinary
         item and accounting changes.....           2.45           2.05           2.66           1.63            2.13
      Net earnings.......................           2.45           2.05           2.66           1.63            2.21
   Cash dividends........................          1.495           1.08            .98            .88             .72
   Book value............................          20.72          19.57          18.34          15.28           14.50


BALANCE SHEET DATA (AT PERIOD END)
   Total assets..........................    $18,105,079    $18,330,588    $17,182,861    $15,893,162     $14,180,524
   Loans, net of unearned income.........     12,658,564     12,578,571     10,917,307     10,074,458       8,077,152
   Allowance for losses on loans.........        225,389        189,118        179,968        174,604         172,330
   Investment securities.................      3,247,680      3,387,217      3,970,036      4,016,506       4,124,679
   Total Deposits........................     13,440,269     13,514,144     13,047,488     12,506,212      11,732,707
   Short-term borrowings.................        831,627        961,051        974,416        887,074         392,980
   Long-term debt (4)
      Parent company.....................        373,746        373,459        214,758        114,790         114,729
      Subsidiary banks...................      1,176,158      1,332,534      1,087,273        819,982         481,193
   Total shareholders' equity............      1,746,866      1,618,883      1,450,546      1,202,686       1,111,158
   Average assets........................     17,991,160     18,202,355     16,263,164     15,472,568      13,823,185
   Average shareholders' equity..........      1,690,992      1,533,348      1,334,995      1,226,852         973,087
   Average shares outstanding
      (in thousands)(3)
      Basic..............................         80,336         77,240         72,512         71,678          56,169
      Diluted............................         85,195         83,542         78,798         77,579          60,832

(CONTINUED ON FOLLOWING PAGE)

                                                       Three Months
                                                     Ended March 31,(1)                  Years Ended December 31,(2)
                                                     ------------------    ------------------------------------------------------
                                                      1998       1997       1997        1996        1995        1994        1993
                                                     ------     ------     ------      ------      ------      ------      ------
                                                                    (Dollars in thousands, except per share data)
PROFITABILITY AND CAPITAL  RATIOS
   Return on average assets ................          1.68%      1.49%      1.16%        .94%       1.30%        .84%       1.06%
   Return on average common equity .........         17.50      17.16      12.54       11.38       16.56       10.74       15.88
   Net interest income (taxable-equivalent)/
      average earning assets (5) ...........          4.80       4.80       4.79        4.56        4.60        4.56        4.58
   Loans/deposits ..........................         93.72      93.83      94.18       93.08       83.67       80.56       68.84
   Common and preferred dividend payout
       ratio ...............................         57.03      37.71      54.96       44.57       29.25       35.03       24.42
   Equity/assets (period end) ..............          9.83       9.21       9.65        8.83        8.44        7.57        7.84
   Average shareholders' equity/average
       total assets ........................          9.78       8.96       9.40        8.42        8.21        7.93        7.04
   Leverage ratio ..........................         10.72      10.05      10.48        9.50        8.11        7.56        7.73
   Tier 1 capital/risk-weighted assets .....         15.66      14.88      15.51       14.92       13.28       12.58       13.65
   Total capital/risk-weighted assets ......         20.71      17.55      18.12       17.60       16.21       14.67       15.92

CREDIT QUALITY RATIOS (6)
   Allowance/period-end loans ..............          1.95%      1.76%      1.99%       1.72%       1.82%       1.87%       2.27%
   Nonperforming loans/total loans .........           .81        .85        .92         .91         .85         .74        1.18
   Allowance/nonperforming loans ...........           240        207        215         188         213         252         193
   Nonperforming assets/loans and
      foreclosed properties ................          1.01       1.14       1.13        1.21        1.09        1.08        1.76
   Provision/average loans .................           .62        .81       1.01         .65         .35         .19         .47
   Net charge-offs/average loans ...........           .79        .67        .72         .61         .32         .27         .34


-------------------------------

(1)   Interim period ratios are annualized.

(2) Reference is made to "Basis of Presentation" in Note 1 to UPC's consolidated financial statements contained in UPC's 1997 Annual Report to Shareholders.

(3) Share and per share amounts have been retroactively restated for significant acquisitions accounted for as poolings of interests and to reflect the change in presentation of EPS as discussed in Notes 2 and 16 to the consolidated financial statements contained in UPC's 1997 Annual Report to Shareholders.

(4)   Long-term debt includes Medium-Term Bank Notes, Federal Home Loan Bank
      (FHLB) advances, Trust Preferred Securities, variable rate asset-backed certificates, subordinated notes and debentures, obligations under capital leases, mortgage indebtedness, and notes payable with maturities greater than one year.

(5) Average balances and calculations do not include the impact of the net unrealized gain or loss on available for sale securities.

(6) FHA/VA government-insured/guaranteed loans have been excluded, since they represent minimal credit risk to UPC.

                  CAPITAL SELECTED CONSOLIDATED FINANCIAL DATA

                                                    Nine Months Ended
                                                       March 31,(1)
                                                 -----------------------
                                                  1998(2)        1997
                                                 ---------     ---------
                                        (Dollars in thousands, except per share data)
INCOME STATEMENT DATA
   Net interest income .....................        $6,041        $5,482
   Provision for losses on loans ...........            90            90
   Investment securities gains (losses) ....           558            60
   Other noninterest income ................         1,130           806
   Noninterest expense .....................         4,277         4,666
                                                 ---------     ---------
   Earnings before income taxes,
      extraordinary item, and accounting
      changes ..............................         3,362         1,592
   Applicable income taxes .................         1,313           627
                                                 ---------     ---------
  Earnings before extraordinary item and
     accounting changes ....................         2,049           965
  Extraordinary item and accounting
   changes net of taxes ....................             -             -
                                                 ---------     ---------
   Net earnings ............................        $2,049          $965
                                                 =========     =========

PER COMMON SHARE DATA
   Basic
   Earnings before extraordinary item and
        accounting changes .................         $1.13         $ .54
    Net earnings ...........................          1.13           .54
   Diluted
   Earnings before extraordinary item and
       accounting changes ..................          1.01           .48
    Net earnings ...........................          1.01           .48
   Cash dividends ..........................           .18          .165
   Book value ..............................         12.42         10.89

BALANCE SHEET DATA (AT PERIOD END)
   Total assets ............................      $231,850      $237,915
   Loans, net of unearned income ...........       188,025       188,165
   Allowance for losses on loans ...........           811           712
   Investment securities ...................        30,967        39,281
   Deposits ................................       170,998       169,241
   Short-term borrowings ...................             -             -
    Long-term debt (FHLB/advances only)
      Parent company .......................             -             -
      Sub bank (FHLB advances) .............        34,000        45,000
   Total shareholders' equity ..............        23,493        20,607
   Average assets ..........................       239,709       230,700
   Average shareholders' equity ............        22,456        20,140
   Average shares outstanding (in thousands)
      Basic   ..............................         1,807         1,799
      Diluted ..............................         2,028         2,003


                                                                    Fiscal Year Ended June 30,
                                                 -------------------------------------------------------------------
                                                  1997(2)        1996          1995           1994          1993(3)
                                                 ---------     ---------     ---------      ---------      ---------
                                                           (Dollars in thousands, except per share data)
INCOME STATEMENT DATA
   Net interest income .....................        $7,362        $6,551        $6,175         $5,465          5,354
   Provision for losses on loans ...........           120           120            60             40             47
   Investment securities gains (losses) ....            83            24           (67)           (21)            18
   Other noninterest income ................         1,152           805           847            748          1,062
   Noninterest expense .....................         5,911         4,223         4,057          3,495          3,112
                                                 ---------     ---------     ---------      ---------      ---------
   Earnings before income taxes,
      extraordinary item, and accounting
      changes ..............................         2,566         3,037         2,838          2,657          3,275
   Applicable income taxes .................         1,016         1,177         1,056            885          1,059
                                                 ---------     ---------     ---------      ---------      ---------
  Earnings before extraordinary item and
     accounting changes ....................         1,550         1,860         1,782          1,772          2,216
  Extraordinary item and accounting
   changes net of taxes ....................             -             -             -              -           (32)
                                                 ---------     ---------     ---------      ---------      ---------
   Net earnings ............................        $1,550        $1,860        $1,782         $1,772         $2,184
                                                 =========     =========     =========      =========      =========

PER COMMON SHARE DATA
   Basic
   Earnings before extraordinary item and
        accounting changes .................         $ .86         $ .96         $ .85            n/a            n/a
   Net earnings ............................           .86           .96           .85            n/a            n/a
   Diluted
   Earnings before extraordinary item and
       accounting changes ..................           .77           .87           .78            n/a            n/a
   Net earnings ............................           .77           .87           .78            n/a            n/a
   Cash dividends ..........................          .225           .17           .15              -            n/a
   Book value ..............................         11.28         10.38          9.48            8.5            n/a

BALANCE SHEET DATA (AT PERIOD END)
   Total assets ............................      $242,518      $217,954       186,677        170,235       $163,060
   Loans, net of unearned income ...........       190,942       167,257       152,357        135,335        131,160
   Allowance for losses on loans ...........           739           634           514            454            425
   Investment securities ...................        40,163        44,385        29,108         28,151         19,888
   Deposits ................................       171,039       152,345       145,688        143,054        151,382
   Short-term borrowings ...................             -             -             -              -              -
    Long-term debt (FHLB/advances only)
      Parent company .......................             -             -             -              -              -
      Sub bank (FHLB advances) .............        46,500        42,000        18,500          5,200          1,000
   Total shareholders' equity ..............        21,340        20,481        19,697         19,604          8,207
   Average assets ..........................       233,700       198,059       178,877        165,889        164,540
   Average shareholders' equity ............        20,380        20,448        19,982         19,665          7,115
   Average shares outstanding (in thousands)
      Basic   ..............................         1,798         1,928         2,098            n/a            n/a
      Diluted ..............................         2,003         2,132         2,281            n/a            n/a

                                                         Nine Months Ended
                                                             March 31,                    Fiscal Year Ended June 30,
                                                        ------------------    -----------------------------------------------------
                                                          1998     1997(1)    1997(1)     1996       1995        1994       1993(3)
                                                        -------    -------    -------    -------    -------     -------     -------
                                                                                 (Dollars in thousands, except per share data)
PROFITABILITY AND CAPITAL RATIOS
   Return on average assets ....................          1.14%      0.56%      0.66%      0.94%      1.00%       1.07%       1.33%

   Return on average common equity .............         12.17       6.39       7.61       9.10       8.92        9.01         n/a
   Net interest income (taxable-
     equivalent/average earning assets .........          3.47       3.27       3.26       3.41       3.49        3.39        3.36
   Loans/deposits ..............................          1.10       1.11       1.12       1.10       1.05        0.95         .87
   Common and preferred dividend payout ratio ..         16.62      32.30      27.43      18.84      19.14         n/a         n/a
   Equity/assets (period end) ..................         10.13       8.66       8.80       9.40      10.55       11.52        5.03
   Average shareholders' equity/average # assets          9.37       8.73       8.72      10.32      11.17       11.85        4.32
   Leverage ratio ..............................          8.76       7.85       7.90       8.70       9.10        8.80        5.00
   Tier 1 capital/risk weighted assets .........         17.14      15.90      16.00      17.90      18.44       18.79       10.73
   Total capital/risk weighted assets ..........         17.81      16.51      16.60      18.50      19.00       19.30       11.30

CREDIT QUALITY RATIOS
   Allowance/period-end loans ..................           .43        .38        .39        .38        .34         .34         .33
   Nonperforming loans/total loans .............           .41        .29        .36        .28        .08         .07         .13
   Allowance/nonperforming loans ...............        106.57     132.10     107.41     136.93     411.20      458.59      250.00
   Nonperforming assets/loans and
      foreclosed properties ....................           .47        .32        .40        .30        .15        1.22        1.48
   Provision/average loans .....................           .06        .07        .07        .08        .04         .03         .04
   Net charge-offs/average loans ...............           .01        .01        .01        .00        .00         .01         .02

--------------------------------

(1)   Interim period ratios are annualized.

(2) Nine months ended March 31, 1998 and fiscal year ended June 30, 1997 include the impact of the special SAIF assessment.

(3)   Capital converted from mutual to stock form in December 1993.

HISTORICAL AND PRO FORMA COMPARATIVE PER SHARE DATA

      The following table sets forth certain comparative per share data relating to earnings before extraordinary items and accounting changes, cash dividends, and book value on: (i) a historical basis for UPC and Capital; (ii) a pro forma combined basis per share of UPC Common Stock, giving effect to the Merger and the Other Acquisitions (as defined under "BUSINESS OF UPC -- Recent Developments"); (iii) an equivalent pro forma basis per share of Capital
Common Stock, giving effect to UPC only; and (iv) an equivalent pro forma basis per share of Capital Common Stock, giving effect to the Merger and the Other Acquisitions. The UPC pro forma combined information and the Capital equivalent pro forma information give effect to the Merger and the Other Acquisitions and reflect an Exchange Ratio of .3812 of a share of UPC Common Stock for each outstanding share of Capital Common Stock. The Merger and each of the Other Pending Acquisitions (with the exception of the acquisition of Duck Hill Bank, the Charter Acquisition, and the CalFed Branch Purchase) are expected to be, and the Recently Completed Acquisition of Security Bancshares, Inc. was, accounted for using the pooling of interests method of accounting. The Recently Completed Acquisition of Sho-Me Financial Corp. and the Charter Acquisition were, and the acquisition of Duck Hill Bank and the CalFed Branch Purchase are expected to be, accounted for using the purchase method of accounting. The pro forma information for the three months ended March 31, 1998, and for 1997 reflects the acquisition of Capital and the Other Acquisitions as of January 1, 1997.
The pro forma information for 1996 and 1995 reflect only the acquisitions of Magna, Peoples First Corporation ("Peoples"), AMBANC Corp. ("AMBANC"), and Merchants Bancshares, Inc. ("Merchants") because the Merger and the Other Acquisitions (other than Magna, Peoples, AMBANC, and Merchants) are not individually or in the aggregate, considered to be material to UPC from a financial statement presentation standpoint. Furthermore, the pro forma impact of the CalFed Branch Purchase on the pro forma statement of earnings for each of the periods presented has been excluded due to the lack of information available for operation of the branches on a historical basis. The pro forma data are presented for information purposes only and are not necessarily indicative of the results of operations or combined financial position that would have resulted had the Merger or the Other Acquisitions been consummated at the dates or during the periods indicated, nor are they necessarily indicative of future results of operations or combined financial position. The pro forma book value per share data reflects preliminary estimates by UPC of certain acquisition-related charges to be incurred in connection with the Merger and the Other Acquisitions; however the earnings per share amounts do not reflect the estimated acquisition-related charges. For additional information with respect to the estimated charges UPC anticipates it would incur in connection with the Merger and the Other Acquisitions, see "BUSINESS
OF UPC -- Recent Developments." For a discussion of UPC's acquisition program, including a discussion of the significant charges UPC has incurred incidental to acquisitions over the past three fiscal years, see the caption
"Acquisitions" (on page 10) in UPC's 1997 Annual Report to Shareholders and
Note 2 to UPC's audited consolidated financial statements for the years ended December 31, 1997, 1996, and 1995 (on pages 49 and 50) contained in UPC's 1997 Annual Report to Shareholders. UPC's 1997 Annual Report to Shareholders is included as Exhibit 13 to UPC's 1997 Form 10-K, and Exhibit 13 is incorporated by reference herein to the extent indicated herein. See "DOCUMENTS INCORPORATED BY REFERENCE."

      The information shown below should be read in conjunction with, and is qualified in its entirety by, the historical consolidated financial statements of UPC and Capital, including the respective notes thereto. See "DOCUMENTS INCORPORATED BY REFERENCE," "-- Selected Consolidated Financial Data," "BUSINESS OF UPC -- Recent Developments," and "PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION."

       UPC AND CAPITAL HISTORICAL AND PRO FORMA COMPARATIVE PER SHARE DATA


                                                                   Three Months
                                                                  Ended March 31,             Years Ended December 31, (1)
                                                                  ---------------      -----------------------------------------
                                                                       1998            1997               1996              1995
                                                                       ----            ----               ----              ----
EARNINGS BEFORE EXTRAORDINARY ITEMS
  AND ACCOUNTING CHANGES
   UPC
      Basic...................................................           $.89           $2.54              $2.13             $2.79
      Diluted.................................................            .86            2.45               2.05              2.66
   Capital(2)
      Basic...................................................            .45            1.32                .73               .93
      Diluted.................................................            .40            1.18                .66               .83
   UPC pro forma (all Other Acquisitions and Capital)
      Basic...................................................            .80            2.52               2.24              2.56
      Diluted.................................................            .78            2.45               2.17              2.46
   Capital equivalent pro forma (UPC only)....................
      Basic....................................................           .34             .97                .81              1.06
      Diluted..................................................           .33             .93                .78              1.01
   Capital equivalent pro forma (all Other Acquisitions
      and Capital)(1).........................................
      Basic....................................................           .30             .96                .85               .98
      Diluted..................................................           .30             .93                .83               .94

CASH DIVIDENDS PER SHARE
   UPC........................................................            .50            1.495              1.08               .98
   Capital....................................................            .06             .24                .195              .155
   Capital equivalent pro forma (1)...........................            .19             .57                .41               .37


                                                                                          March 31, 1998       December 31, 1997
                                                                                          --------------       -----------------
BOOK VALUE PER COMMON SHARE
   UPC......................................................                                 $21.13                 $20.72
Capital..................................................                                     12.42                  12.08
   UPC pro forma (Capital and all Other Acquisitions) ......                                  20.82                  21.73
   Capital equivalent pro forma (UPC only)(1)...............                                   8.05                   7.90
   Capital equivalent pro forma (all Other Acquisitions
      and Capital) (1)......................................                                   7.94                   8.28

-----------------------------------------

(1) The equivalent pro forma per share data for Capital are computed by multiplying UPC's pro forma information by .3812, the Exchange Ratio.

(2) Converted from fiscal year end (June 30) to UPC's fiscal year end (December 31).

                             MEETING OF SHAREHOLDERS

DATE, PLACE, TIME, AND PURPOSE

      This Proxy Statement is being furnished to the holders of Capital Common Stock in connection with the solicitation by the Capital Board of proxies for use at the Capital Special Meeting at which Capital shareholders will be asked to vote upon a proposal to adopt the Agreement and the Plan of Merger, and such other business as may be properly come before the Capital Special Meeting. The Capital Special Meeting will be held at the Capitol Plaza Hotel, located at 415
W. McCarty Street, Jefferson City, Missouri on July 8, 1998. See "DESCRIPTION OF TRANSACTION."

RECORD DATE, VOTING RIGHTS, REQUIRED VOTE, AND REVOCABILITY OF PROXIES

      The close of business on May 29, 1998, has been fixed as the Capital Record Date for determining holders of outstanding shares of Capital Common Stock entitled to notice of and to vote at the Capital Special Meeting. Only holders of Capital Common Stock of record on the books of Capital at the close of business on the Capital Record Date are entitled to notice of and to vote at the Capital Special Meeting. As of the Capital Record Date, there were 1,891,400 shares of Capital Common Stock issued and outstanding held by approximately 600 holders of record.

      Each holder of record of shares of Capital Common Stock on the Capital Record Date is entitled to cast one vote per share on the proposal to adopt the Agreement and the Plan of Merger and on any other matter properly submitted for the vote of the Capital shareholders at the Capital Special Meeting. The presence, either in person or by properly executed proxy, of the holders of one third of the outstanding shares of Capital Common Stock entitled to vote at the Capital Special Meeting is necessary to constitute a quorum at the Capital Special Meeting.

      Capital intends to count shares of Capital Common Stock present in person at the Capital Special Meeting but not voting, and shares of Capital Common Stock for which it has received proxies but with respect to which holders of shares have abstained on any matter, as present at the Capital Special Meeting for purposes of determining the presence or absence of a quorum for the transaction of business. Adoption of the Agreement and the Plan of Merger requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Capital Common Stock entitled to vote at the Capital Special Meeting. Brokers who hold shares in street name for customers who are the beneficial owners of such shares are prohibited from giving a proxy to vote shares held for such customers on the adoption of the Agreement and the Plan of Merger without specific instructions from such customers. Given that the adoption of the Agreement and the Plan of Merger requires the affirmative vote of the holders of a majority of the outstanding shares of Capital Common Stock entitled to vote thereon, any abstention, non-voting share or "broker non-vote" with respect to such shares of Capital Common Stock will have the same effect as a vote against the adoption of the Agreement and the Plan of Merger.

      Shares of Capital Common Stock represented by properly executed proxies, if such proxies are received prior to or at the Capital Special Meeting and not revoked, will be voted in accordance with the instructions indicated on the proxies. IF NO INSTRUCTIONS ARE INDICATED, SUCH PROXIES WILL BE VOTED FOR THE PROPOSAL TO ADOPT THE AGREEMENT AND THE PLAN OF MERGER, AND IN THE DISCRETION OF THE PROXYHOLDER AS TO ANY OTHER MATTER WHICH MAY COME PROPERLY BEFORE THE CAPITAL SPECIAL MEETING. IF NECESSARY, THE PROXYHOLDER MAY VOTE IN FAVOR OF A PROPOSAL TO ADJOURN THE CAPITAL SPECIAL MEETING IN ORDER TO PERMIT FURTHER SOLICITATION OF PROXIES IN THE EVENT THERE ARE NOT SUFFICIENT VOTES TO APPROVE THE FOREGOING PROPOSAL AT THE TIME OF THE CAPITAL SPECIAL MEETING. HOWEVER, NO PROXYHOLDER WILL VOTE ANY PROXIES VOTED AGAINST ADOPTION OF THE AGREEMENT AND THE PLAN OF MERGER FOR A PROPOSAL TO ADJOURN THE CAPITAL SPECIAL MEETING.

      A Capital shareholder who has given a proxy solicited by the Capital Board may revoke it at any time prior to its exercise at the Capital Special Meeting by either (i) giving written notice of revocation to the Corporate Secretary of Capital (ii) properly submitting to Capital a duly executed proxy bearing a later date, or (iii) attending the Capital Special Meeting and voting in person. All written notices of revocation and other communications with respect to revocation of proxies should be addressed as follows: Capital Savings Bancorp, Inc., 425 Madison Street, Jefferson City, Missouri 65101, Attention: Marilyn Curtit, Secretary.

      The directors and executive officers of Capital (including immediate family members and affiliated entities) owned, as of the Capital Record Date, 196,510 shares (excluding options to purchase 180,662 shares of Capital Common Stock), or approximately 10.39% of the outstanding shares of Capital
Common Stock. The directors and executive officers of UPC owned, as of the Capital Record Date, no shares of Capital Common Stock.

      For information with respect to beneficial owners of 5% or more of the outstanding shares of Capital Common Stock, and information with respect to the number and percentage of outstanding shares of Capital Common Stock beneficially owned by the directors and executive officers of Capital, see "BUSINESS OF CAPITAL -- Security Ownership of Certain Beneficial Owners and Management of Capital."

SOLICITATION OF PROXIES

      Proxies may be solicited by the directors, officers, employees, and agents of Capital by mail, in person, or by telephone or telegraph. Such persons will receive no additional compensation for such services. Capital may make arrangements with brokerage firms and other custodians, nominees, and fiduciaries, if any, for the forwarding of solicitation materials to the beneficial owners of Capital Common Stock held of record by such persons. Any such brokers, custodians, nominees, and fiduciaries will be reimbursed for the reasonable out-of-pocket expenses incurred by them for such services. In addition, Capital has engaged Regan & Associates, Inc. ("Regan") to assist Capital in distributing proxy materials and contacting record and beneficial owners of Capital Common Stock. Capital has agreed to pay Regan a fee of $3,000, plus out-of-pocket expenses not to exceed $1,500 for its services to be rendered on behalf of Capital. All expenses associated with the solicitation of proxies, other expenses associated with the Capital Special Meeting and expenses related to the printing and mailing of this Proxy Statement will be borne by UPC and Capital as provided in the Agreement. See "DESCRIPTION OF TRANSACTION -- Expenses and Fees."

NO APPRAISAL RIGHTS

      Under Section 262 of the DGCL, appraisal rights are available to dissenting shareholders in connection with certain mergers or consolidations. However, unless the certificate of incorporation otherwise provides and the Capital Charter does not, Section 262 does not provide for appraisal rights (i) if the shares of the corporation are listed on a national securities exchange or designated as a national market system security on an inter-dealer quotations system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 shareholders (as long as the shareholders receive in the merger shares of the surviving corporation or of any other corporation the shares of which are listed on a national securities exchange or designated as a national market system security on an inter-dealer quotations system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 shareholders) or (ii) if the corporation is the surviving corporation and no vote of its shareholders is required on the merger. Accordingly, shareholders of Capital are not entitled to appraisal rights in connection with the Merger.

                           DESCRIPTION OF TRANSACTION

      The following information describes material aspects of the Merger. This description does not purport to be complete and is qualified in its entirety by reference to the Appendices hereto, including the Agreement and the Plan of Merger, which are included at Appendices A and B, respectively, to this Proxy Statement and incorporated herein by reference. All shareholders are urged to read the Appendices in their entirety.

GENERAL

      The Agreement provides for the acquisition of Capital by UPC pursuant to the merger of Capital with and into UPHC, a wholly-owned subsidiary of UPC organized under the laws of the State of Tennessee, with the effect that UPHC will be the surviving corporation resulting from the Merger. At the Effective Time, each share of Capital Common Stock then issued and outstanding (excluding shares held by Capital, UPC, or their respective subsidiaries, in each case other than shares held in a fiduciary capacity or as a result of debts previously contracted) will be converted into and exchanged for .3812 of a share of UPC Common Stock.

      No fractional shares of UPC Common Stock will be issued. Rather, cash (without interest) will be paid in lieu of any fractional share to which any holder of Capital Common Stock would be entitled upon consummation of the Merger, in an amount equal to such fractional part of a share of UPC Common Stock multiplied by the closing price of such common stock on the NYSE (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source as reasonably selected by UPC) on the last trading day preceding the Effective Time.

POSSIBLE ADJUSTMENT OF EXCHANGE RATIO

      Under certain circumstances described below, the Exchange Ratio could be adjusted pursuant to certain provisions of the Agreement. UNDER NO CIRCUMSTANCES WOULD THE EXCHANGE RATIO BE LESS THAN .3812 OF A SHARE OF UPC COMMON STOCK FOR EACH SHARE OF CAPITAL COMMON STOCK. An adjustment could occur only if the Capital Board elects to terminate the Agreement pursuant to the provisions of the Agreement described below, and if UPC then elects to avoid termination of the Agreement by increasing the Exchange Ratio.

      If:

            (i) the Average Closing Price (as defined below) is less than $50.70 and

            (ii)(a) the number obtained by dividing the Average Closing Price by $63.375 (the "UPC Ratio") is less than (b) the number obtained by dividing the weighted average of the closing prices of the common stock of the bank holding companies defined as the "Index Group" in the Agreement (the "Index Price") on the Determination Date (as defined below) by the Index Price on December 1, 1997, less 15% (the "Index Ratio"), then

Capital may elect to terminate the Agreement (the "Stock Price Termination Right") unless UPC increases the Exchange Ratio such that the shares of UPC Common Stock issued in exchange for each share of Capital Common Stock have a value (based on the Average Closing Price) equal to the lesser of (i) $19.3268 ($50.70 multiplied by the Exchange Rate) and (ii) the value (based on the Average Closing Price) of the shares of UPC Common Stock that would have been exchanged for each share of Capital Common Stock if the relative performance of UPC Common Stock as determined above was 15% lower than the relative performance of the Index Group. If the Merger is approved by the Capital shareholders, the Capital Board may elect not to terminate the Agreement and to consummate the Merger without resoliciting the Capital shareholders even if Capital's Stock Price Termination Right is triggered and as a result of the Exchange Ratio, the value of the shares of UPC Common Stock (valued at the Average Closing Price) issued in exchange for each share of Capital Common Stock would be less than the lesser of (i) $19.3268 ($50.70 multiplied by the Exchange Rate) and (ii) the value (based on the Average Closing Price) of the shares of UPC Common Stock that would have been exchanged for each share of Capital Common Stock if the relative performance of UPC Common Stock as determined above was 15% lower than the relative performance of the Index Group.

      The Average Closing Price is the average of the daily last sales prices of UPC Common Stock as reported on the NYSE (as reported by The Wall Street Journal, or, if not reported thereby, another authoritative source as chosen by
UPC) for 10 consecutive full trading days in which such shares are traded on the NYSE ending at the close of trading on the Determination Date.

      The Determination Date is the later of the date of the Capital Special Meeting and the date on which consent of the Federal Reserve shall be received (without regard to any requisite waiting period thereof).

            These conditions reflect the parties' agreement that Capital's shareholders will assume the risk of declines in the value of UPC Common Stock to $50.70. Any adjustment of the Exchange Ratio below a decline in the price of UPC Common Stock to $50.70. would be dependent on whether the Average Closing Price of UPC Common Stock is less than a market basket of comparable bank holding company common stocks (the Index Group referenced above) by more than 15%.

      In making its determination of whether to terminate the Agreement, the Capital Board will take into account, consistent with its fiduciary duties, all relevant facts and circumstances that exist at such time, including, without limitation, information concerning the business, financial condition, results of operations, and prospects of UPC (including the recent performance of UPC Common Stock, the historical financial data of UPC, customary statistical measurements of UPC's financial performance, and the future prospects for UPC Common Stock following the Merger), and the advice of its financial advisor and legal counsel. If the Capital Board elects to terminate the Agreement, UPC would then determine whether to proceed with the Merger at the higher Exchange Ratio. In making this determination, the principal factors UPC will consider include the projected effect of the Merger on UPC's pro forma earnings per share and whether UPC's assessment of Capital's earning potential as part of UPC justifies the issuance of an increased number of UPC's shares. If UPC declines to adjust the Exchange Ratio, Capital may elect to proceed without the adjustment, provided it does so within 10 days of the Determination Date. UPC IS UNDER NO OBLIGATION TO ADJUST THE EXCHANGE RATIO.

      The operation of the adjustment mechanism can be illustrated by three scenarios. (For purposes of the scenarios, it has been assumed that the initial Exchange Ratio is .3812, the Starting Price of UPC Common Stock is $63.375, and the Index Price, as of the Starting Date, is $100.)

      (1) The first scenario occurs if the Average Closing Price is not less than $50.70 Under this scenario, regardless of any comparison between the UPC Ratio and the Index Ratio, there would be no possible adjustment to the Exchange Ratio, even though the value of the consideration to be received by Capital shareholders could have fallen from a pro forma $24.16 per share, as of the Starting Date, to $19.32 per share, as of the Determination Date.

      (2) The second scenario occurs if the Average Closing Price is less than $50.70, but the UPC Ratio is not below the Index Ratio (meaning the decline in the price of the UPC Common Stock does not represent a decline from the Starting Price of more than 15% than the decline of the common stock prices of the Index Group). Under this scenario, there also would be no possible adjustment to the Exchange Ratio, even though the value of the consideration to be received by Capital shareholders would have fallen from a pro forma $24.16 per share, as of the Starting Date, to an amount based on the then lower Average Closing Price of UPC Common Stock, as of the Determination Date.

      (3) The third scenario occurs if the Average Closing Price declines below $50.70 and the UPC Ratio is below the Index Ratio (meaning the decline in the price of UPC Common Stock represents a decline from the Starting Price of more than 15% than the decline of the common stock price of the Index Group). Under this scenario, the adjustment in the Exchange Ratio is designed to ensure, subject to the Capital Board exercising its right to terminate the Agreement and the UPC Board electing to avoid such termination that, if the Merger is consummated the Capital shareholders receive shares of UPC Common Stock having a value (based upon the Average Closing Price) that corresponds to at least

            $50.70 or a 15% decline from the stock price performance reflected by the Index Group, whichever is less.

            For example, if the Average Closing Price were $40, and the Index Price as of the Determination Date were $90, the UPC Ratio (.6311) would be below the Index Ratio (.75), Capital could terminate the Agreement unless UPC elected within five days to increase the Exchange Ratio to equal .453, which represents the lesser of (a)
            0.4831 [the result of dividing $19.327 (the product of $50.70 and the .3812 Exchange Ratio) by the Average Closing Price ($40), rounded to the nearest thousandth] and (b) .453 [the result of dividing the Index Ratio at the Determination Date (.75) times .3812, by the UPC Ratio (.6311), rounded to the nearest thousandth]. Based upon the assumed $40.00 Average Closing Price, the new Exchange Ratio would represent a value to the Capital shareholders of $18.12 per share.

            If the Average Closing Price were $40, and the Index Price as of the Determination Date, were $100, the UPC Ratio (.6311) would be below the Index Ratio (.85, or 1 minus .15), Capital could terminate the Agreement unless UPC elected within five days to increase the Exchange Ratio to equal .4831, which represents the lesser of (a) .4831 [the result of dividing $19.327 (the product of $50.70 and the .3812 Exchange Ratio) by the Average Closing Price ($40), rounded to the nearest thousandth] and (b) .5134 [the result of dividing the Index Ratio at the Determination Date (.85) times .3812, by the UPC Ratio (.6311), rounded to the nearest thousandth]. Based upon the assumed $40 Average Closing Price, the new Exchange Ratio would represent a value to the Capital shareholders of $19.324 per share.

However, it is possible that the Capital Board would not elect to exercise its termination right even if the Average Closing Price is below $50.70 and the UPC Ratio is below the Index Ratio. Under these circumstances, the Exchange Ratio would remain at .3812, regardless of the fact that the Average Closing Price is below $50.70. Conversely it is possible that if the Capital Board does elect to exercise its termination right, the UPC Board would not elect to increase the Exchange Ratio to prevent such termination, and under these circumstances the Agreement would terminate.

      As of the date of this Proxy Statement, the closing price of UPC Common Stock on the NYSE was $56.69, which represents a value to Capital shareholders based on the Exchange Ratio of .3812 of $26.21 per share.

      The actual market value of a share of UPC Common Stock at the Effective Time and at the time certificates for those shares are delivered following surrender and exchange of Certificates for shares of Capital Common Stock may be more or less than the Average Closing Price. Capital shareholders are urged to obtain current market quotations for UPC Common Stock. See "COMPARATIVE MARKET PRICES AND DIVIDENDS."

      As of the Capital Record Date, Capital had 1,891,400 shares of Capital Common Stock outstanding. Based upon the Exchange Ratio, upon consummation of the Merger, UPC will issue approximately 721,000 shares of UPC Common
Stock.

EFFECT OF THE MERGER ON CAPITAL OPTIONS

      At the Effective Time, each Capital Option granted by Capital under the Capital Stock Plans, as such terms are defined in the Agreement, that is outstanding at the Effective Time, whether or not exercisable, will be converted into and become an option with respect to UPC Common Stock, and UPC will assume each Capital Option, in accordance with the terms of the Capital Stock Plan and stock option or other agreement by which it is evidenced, except that from and after the Effective Time, (i) UPC and its Salary and Benefits Committee will be substituted for Capital and the committee of the Capital Board administering such Capital Stock Plan, (ii) each Capital Option assumed by UPC may be exercised solely for or converted into shares of UPC Common Stock, (iii) the number of shares of UPC Common Stock subject to such Capital Option will be equal to the number of shares of Capital Common Stock subject to such Capital Option immediately prior to the Effective Time multiplied by the Exchange Ratio and rounding down to the nearest whole share, and (iv) the per share exercise price under each such Capital Option will be adjusted by dividing the per share exercise price under each such Capital Option by the Exchange Ratio and rounding up to the nearest cent.

      For information with respect to Capital Options held by the Capital Board and management, see "-- Interests of Certain Persons in the Merger."

BACKGROUND OF AND REASONS FOR THE MERGER

      BACKGROUND OF AND CAPITAL'S REASONS FOR THE MERGER. Effective December 28, 1993, Capital became the holding company for Capital Bank, upon its conversion from mutual to stock ownership. As part of the mutual-to-stock conversion, Capital completed an initial public offering of 1,173,000 shares of Capital Common Stock at $10.00 per share. On November 22, 1996 Capital completed a two-for-one stock split in the form of a 100% stock dividend, resulting in a split-adjusted initial public offering price of $5.00 per share.

      Following the conversion, Capital proceeded to improve shareholder value through business and financial initiatives. Capital's business initiatives centered upon transforming the organization from a traditional thrift institution into a community bank. In this regard Capital expanded its consumer loan portfolio and its securities, mutual-fund, and annuity-brokerage services. Capital also relocated one of its branch offices to a supermarket location and in June 1997 opened a second supermarket branch office. In June 1996, Capital developed a program to increase its checking-account base, resulting in 6,000 new checking accounts within a year's time.

      Capital periodically evaluated financial and strategic alternatives to improve shareholder value and implemented certain financial alternatives. In June 1995 and December 1995, Capital conducted reviews of long-term corporate financial management (including cash and stock dividends, stock repurchases, stock offerings, and investor relations), strategic alternatives (including continued independence, growth by acquisition, and sale of Capital to another institution), and acquisition strategies. In January 1996, Capital reviewed detailed financial models of its various strategic alternatives, including (i) independence and growth, (ii) growth by acquisitions, (iii) a "merger-of-equals" transaction, (iv) a merger-of-equals transaction and subsequent sale of the combined enterprise, and (v) a sale of Capital. In addition, Capital periodically received contacts from representatives of potential strategic-alliance partners. As a result of these and other internal management reviews, Capital implemented an on-going cash dividend, periodic stock repurchase programs, and a 100% stock dividend. Capital also studied an in-market acquisition opportunity and held exploratory discussions with a potential merger-of-equals candidate.

      In April 1997, the Capital Board conducted another review of its strategic alternatives. At this meeting the Capital Board decided to give serious consideration to pursuing a potential strategic-alliance transaction with one or more of the banking organizations whose representatives had contacted Capital over the years since the conversion. In May 1997, Capital contacted representatives of ABN AMRO and Silver, Freedman & Taff, L.L.P., legal counsel to Capital ("SFT"), to make a presentation to Capital's Board regarding the financial and legal aspects of a potential strategic-alliance process.

      On June 12, 1997, The Capital Board convened with representatives of ABN AMRO and SFT to review strategic alternatives, potential strategic-alliance partners, and legal aspects of a potential strategic-alliance transaction. At that meeting the Capital Board determined to respond to an inquiry from one of the potential strategic-alliance partners and authorized management to engage ABN AMRO and SFT to pursue discussions with that party.

      ABN AMRO responded to the potential strategic-alliance partner's inquiry on Capital's behalf, and that party expressed an interest in pursuing discussions with Capital, provided it could do so on an "exclusive" basis. Capital agreed to pursue discussions with that party on an exclusive basis for a limited period of time, and the parties entered into a confidentiality agreement. Over the ensuing weeks, ABN AMRO prepared and forwarded an informational brochure describing Capital to the potential strategic-alliance partner. This party also requested, and ABN AMRO and Capital provided to it, certain additional "due diligence" information pertaining to Capital as well as access to Capital's Chief Executive Officer. On August 19, 1997 this party communicated orally to ABN

AMRO an expression of interest in entering into a strategic-alliance transaction with Capital. Capital's management, in consultation with ABN AMRO, reviewed the proposal, determined that the party's proposal did not meet Capital's financial objectives, and directed ABN AMRO to inform the party that Capital no longer wished to pursue discussions on an exclusive basis toward a strategic alliance with that party.

      On August 29, 1997, the Capital Board met with an ABN AMRO representative to review the strategic-alliance proposal received on August 19, 1997 along with other strategic alternatives available to Capital. At this meeting, the Capital Board authorized ABN AMRO to approach three potential strategic-alliance partners for Capital, one of which was UPC.

      Between August 29 and September 5, 1997, ABN AMRO contacted representatives of the three banking organizations authorized by the Capital Board. Each party expressed an interest in pursuing a strategic alliance with Capital, and ABN AMRO forwarded to each party a confidentiality agreement, each of which was subsequently returned to ABN AMRO. From September 5 to September 15, 1997, ABN AMRO prepared and distributed to the three parties informational brochures describing Capital. On September 12 and September 15, 1997, ABN AMRO representatives met with senior executives of each party in their respective offices to discuss the prospects of a strategic alliance with Capital.

      From September 23 through September 30, 1997, ABN AMRO contacted each of the three parties to assess its interest in pursuing a strategic alliance with Capital. Two of the three parties, one of which was UPC, communicated orally to ABN AMRO an expression of interest in pursuing such a transaction. The UPC proposal included a price range per share of Capital Common Stock in an all-stock transaction with the exchange ratio to be based upon an average price of UPC Common Stock prior to the execution of a definitive merger agreement. Other terms of the UPC proposal were to be similar to those found in recent UPC merger transactions. The other proposal included a maximum price per share for Capital Common Stock based upon a multiple of Capital's shareholders' equity in a cash-and-stock transaction. The third potential strategic-alliance partner declined to present a proposal.

      On October 3, 1997, Capital's management, assisted by ABN AMRO and SFT, discussed the competing proposals and determined to continue discussions with UPC, subject to gaining additional information about and a possible improvement of UPC's proposal. During the ensuing weeks, ABN AMRO, on behalf of Capital, held discussions with UPC leading to an improvement in the price per share for Capital Common Stock and the clarification and modification of certain aspects of UPC's proposal. On October 15, 1997, Capital and UPC agreed upon the principal economic terms of a possible strategic-alliance transaction and determined to proceed toward that end.

      On October 16, 1997, UPC forwarded to ABN AMRO a request for additional information pertaining to Capital, and Capital's management and ABN AMRO responded to UPC over the ensuing weeks. On October 23, 1997 Larry V. Schepers, Capital's Chief Executive Officer, and an ABN AMRO representative met with UPC's President and Chief Operating Officer, Jackson W. Moore, in UPC's Memphis offices. Mr. Moore discussed UPC and outlined UPC's banking philosophies and proposed integration strategy for Capital. Mr. Moore also responded to questions regarding UPC's business and finances. From November 4 through November 6, 1997, UPC representatives conducted a due diligence investigation of Capital at an off-site location in Jefferson City. From November 7 through November 24, 1997, Capital's management, assisted by ABN AMRO and SFT, negotiated the terms of a definitive merger agreement with UPC.

      On November 25, 1997, Capital held a meeting that included the participation of ABN AMRO and SFT. The meeting included a detailed discussion of the proposed transaction and proposed definitive merger agreement previously furnished to the Capital Board. ABN AMRO reviewed the process leading to the proposed transaction, provided a financial analysis of the proposed transaction, and expressed orally its opinion that the proposed transaction was fair from a financial point of view to shareholders of Capital. ABN AMRO confirmed this oral opinion in writing by letter dated November 25, 1997. At the conclusion of this portion of the meeting, Capital's Board determined that the proposed transaction with UPC was in the best interests of its shareholders and unanimously approved the Agreement and Plan of Reorganization, including the transactions contemplated thereby.

      CAPITAL'S REASONS FOR THE MERGER. The terms of the Agreement, including the consideration to be paid to Capital's shareholders, were the result of arm's length negotiations between the authorized representatives of UPC and Capital. The Capital Board considered the following factors that it deemed material: (i) the consideration to be paid to Capital's shareholders in relation to the market value, book value, earnings per share, and dividend rates of Capital Common Stock; (ii) the financial condition, results of operations, capital levels, asset quality and prospects for Capital; (iii) industry and economic conditions;
(iv) the impact of the Merger on the depositors, employees, customers and communities served by Capital; (v) the opinion of Capital's financial advisor as to the fairness of the Exchange Ratio to be received in the Merger, from a financial point of view, to the holders of Capital Common Stock; (vi) the general structure of the transaction and the compatibility of the management and business philosophies of both organizations; (vii) the likelihood of receiving the required approvals in a timely manner; and (viii) the ability of the combined enterprise to compete in relevant banking and non-banking markets. In making its determination, the Capital Board did not find it practicable to, and did not quantify or otherwise attempt to, assign relative weights to the specific factors considered in reaching its determination.

      In approving the Agreement, the Capital Board was aware that (i) the Agreement contains certain provisions prohibiting Capital from initiating, soliciting, or negotiating other offers or agreements to acquire Capital and
(ii) the Option Agreement may have the effect of discouraging persons who may now, or prior to the Effective Time, be interested in acquiring all of or a significant interest in Capital from considering or proposing such an acquisition, even if such person were prepared to offer to pay consideration to shareholders of Capital which had a higher current market price than the consideration to be received for each share of Capital Common Stock pursuant to the Agreement. See " -- Option Agreement." However, the Capital Board was also aware that such terms were specifically bargained for inducements for UPC to enter into the Agreement, and that the obligation of the Capital Board under the Agreement to recommend approval of the Agreement by its shareholders was explicitly made subject to, among other conditions, the fiduciary obligations of the Capital Board under applicable law. Accordingly, the Agreement permits the Capital Board, if required by the exercise of its fiduciary duties under applicable law, to withdraw, modify or change such recommendations. See " -- Conduct of Business Pending the Merger."

      For the reasons described above, the Capital Board has adopted and approved the Merger Agreement and Plan of Merger, and believes that the Merger is in the best interest of Capital and the Capital shareholders. ACCORDINGLY, THE CAPITAL BOARD RECOMMENDS THAT THE CAPITAL SHAREHOLDERS VOTE "FOR" APPROVAL OF THE PROPOSAL TO ADOPT THE AGREEMENT AND THE PLAN OF MERGER. See "THE MERGER -- Background of and Reasons for the Merger."

      UPC'S REASONS FOR THE MERGER. The terms of the Merger, including the Exchange Ratio, are the result of arm's-length negotiations between representatives of UPC and Capital. In reaching its decision to approve the Agreement, the UPC Board consulted with its legal advisors regarding the terms of the transaction, and with management of UPC, and, without assigning any relative or specific weights, considered a number of factors, both from a short-term and long-term perspective, and the following: (i) the information presented to the directors by the management of UPC concerning the business, operations, earnings, asset quality, and financial condition of Capital, including the composition of the earning assets portfolio of Capital; (ii) the financial terms of the Merger, including the relationship of the value of the consideration issuable in the Merger to the market value, tangible book value, and earnings per share of Capital Common Stock; (iii) the nonfinancial terms of the Merger, including the treatment of the Merger as a tax-free exchange of Capital Common Stock for UPC Common Stock for federal income tax purposes; (iv) the likelihood of the Merger being approved by applicable regulatory authorities without undue conditions or delay; (v) the opportunity for reducing the noninterest expense of the operations of Capital and the ability of the operations of Capital after the Effective Time to contribute to the earnings of UPC; (vi) the attractiveness of the Capital franchise, the market position of Capital in each of the markets in which it operates, and the compatibility of the franchise of Capital with the operations of UPC; and (vii) the compatibility of the community bank orientation of the operations of Capital to that of UPC.

      The foregoing discussion is not intended to be exhaustive but includes all of the material factors considered by the UPC Board in determining to approve the Agreement and the Plan of Merger. The UPC Board did not quantify or otherwise attempt to assign relative or specific weights to the factors considered in reaching its determination that the Agreement, the Plan of Merger and the Merger are in the best interests of shareholders.

OPINION OF CAPITAL'S FINANCIAL ADVISOR

      Capital retained ABN AMRO to act as financial advisor and agent in connection with Capital's review of its strategic alternatives and a potential transaction to enhance shareholder value. In connection with such engagement, Capital requested that ABN AMRO render its opinion as to the fairness to Capital's shareholders of the Exchange Ratio to be received in the Merger. Capital imposed no limitations upon the scope of investigation or procedures followed by ABN AMRO in connection with its opinion, nor did Capital give ABN AMRO any specific instructions in connection therewith. The Exchange Ratio, upon which the merger consideration will be based, was determined through arm's-length negotiations between UPC and Capital, although Capital was advised during such negotiations by ABN AMRO.

      On November 25, 1997, in connection with the evaluation by Capital's Board of the transaction proposed by UPC, ABN AMRO rendered an opinion that, as of such date, and subject to certain assumptions, factors, and limitations set forth in such written opinion as described below, the Exchange Ratio to be received by Capital shareholders is fair to such shareholders from a financial point of view (the "Opinion"). ABN AMRO has also delivered an updated Opinion to the Capital Board dated as of the date of this Proxy Statement. The updated Opinion is based upon a review of the financial and other information set forth in this Proxy Statement and the financial results for Capital and UPC since November 25, 1997.

      THE FULL TEXT OF ABN AMRO'S WRITTEN OPINION, DATED AS OF THE DATE OF THIS PROXY STATEMENT, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED, AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH THE OPINION, IS ATTACHED AT APPENDIX C TO THIS PROXY STATEMENT AND SHOULD BE READ IN ITS ENTIRETY FOR INFORMATION WITH RESPECT TO PROCEDURES FOLLOWED, ASSUMPTIONS MADE, AND MATTERS CONSIDERED BY ABN AMRO IN RENDERING ITS OPINION. ABN AMRO'S OPINION WAS PREPARED FOR THE CAPITAL BOARD AND ADDRESSES ONLY THE FAIRNESS OF THE EXCHANGE RATIO TO THE HOLDERS OF CAPITAL COMMON STOCK. THE ABN AMRO OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER AS TO HOW SUCH SHAREHOLDER SHOULD VOTE WITH RESPECT TO THE PROPOSED MERGER AND DOES NOT CONSTITUTE AN OPINION AS TO WHAT THE VALUE OF UPC COMMON STOCK ACTUALLY WILL BE WHEN ISSUED TO CAPITAL SHAREHOLDERS PURSUANT TO THE MERGER. THE SUMMARY OF THE ABN AMRO OPINION SET FORTH IN THIS PROXY STATEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION.

      In connection with its Opinion, ABN AMRO reviewed this Proxy Statement as well as the Agreement and certain related documents. ABN AMRO held discussions with certain senior officers, directors, and other representatives and advisors of Capital and certain senior officers and other representatives of UPC concerning the businesses, operations, and prospects of Capital and UPC. ABN AMRO examined certain publicly available business and financial information relating to Capital and UPC as well as certain financial information and other data for Capital and certain financial information and other data related to UPC which were provided to or otherwise discussed with ABN AMRO by the respective managements of Capital and UPC. ABN AMRO reviewed the financial terms of the Merger as set forth in the Agreement in relation to: (i) current and historical market prices and trading volumes of Capital Common Stock and UPC Common Stock;
(ii) the respective companies' financial and other operating data; and (iii) the capitalization and financial condition of Capital and UPC. ABN AMRO also considered, to the extent publicly available, the financial terms of certain other thrift-industry transactions recently effected which ABN AMRO considered relevant in evaluating the Merger, and analyzed certain financial, stock market, and other publicly available information relating to the businesses of other companies whose operations ABN AMRO considered relevant in evaluating those of Capital and UPC. ABN AMRO identified, approached, and held discussions with certain third parties to solicit indications of interest in a possible transaction with Capital.

      In rendering its Opinion, ABN AMRO assumed and relied upon the accuracy and completeness of the financial and other information reviewed by it and it did not make or obtain or assume any responsibility for independent verification of such information. In addition, ABN AMRO did not make an independent evaluation or appraisal of the assets and liabilities of Capital and UPC or any of their respective subsidiaries.

      The following is a summary of the financial analyses ABN AMRO employed and reviewed with the Capital Board in connection with its written Opinion to Capital's Board dated November 25, 1997. In connection with its written Opinion dated the date of this Proxy Statement, ABN AMRO performed procedures to update certain of its analyses and reviewed the assumptions on which such analyses were based and the factors considered in connection therewith. In updating its Opinion, ABN AMRO did not utilize any method of analysis in addition to those described below.

      (a) Stock Trading Histories. ABN AMRO examined the history of closing prices for Capital Common Stock. This examination showed that during the period from January 2 to November 19, 1997, the closing price of Capital Common Stock ranged from $12.75 per share to $19.25 per share. ABN AMRO calculated the prices per share of Capital Common Stock implied by multiplying each closing price per share of UPC Common Stock by the then-most-recent estimate of the Exchange Ratio. Over the same time period, such implied prices per share of Capital Common Stock ranged from approximately $14.60 to $24.10. ABN AMRO also examined the relative total-return performance of Capital Common Stock and UPC Common Stock as compared to that of the Philadelphia Stock Exchange Bank Index ("PHX Bank Index") and the Standard & Poor's 500 Index ("S&P500") over the period December 31, 1993 through November 19, 1997. This total-return analysis indicated that both Capital Common Stock and UPC Common Stock outperformed the S&P500 and that Capital Common Stock also outperformed the PHX Bank Index, which in turn outperformed the S&P 500. ABN AMRO also examined the history of closing prices and trading volumes for shares of UPC Common Stock from November 20, 1996 to November 19, 1997. This examination showed that during this twelve-month period, the closing price of UPC Common Stock ranged from $37.875 per share to $63.25 per share and was $60.25 per share on November 19, 1997. This examination also showed that the average trading volume of UPC Common Stock was approximately 157,000 shares per day over the twelve-month period. ABN AMRO noted that the total number of shares of UPC Common Stock then estimated to be issued to Capital shareholders pursuant to the proposed transaction represented approximately 4 to 5 days of such average daily trading volume.

      (b) Comparable Group Analyses. ABN AMRO compared selected historical financial and current trading-market data of Capital and UPC to those of separate groups of comparable companies which ABN AMRO deemed to be reasonably similar to each of Capital and UPC in size, financial and operating character, and/or geographic market. Financial data were as of the then-most-recently available financial-statement date and for the twelve-month period then ended. Market price data were as of November 18, 1997. For each company in the comparable groups for Capital and UPC, ABN AMRO calculated the multiples of each company's market price per share to: (i) latest twelve-month earnings per share ("LTM P/E"); (ii) latest twelve-month tangible core earnings per share ("LTM Core P/E"); (iii) the median estimated earnings per share for the current fiscal year ("Current-Year P/E"); and (iv) the median estimated earnings per share for the next fiscal year ("Next-Year P/E"). "Tangible core earnings" excludes intangible-asset amortization expense and non-recurring income and expense items. "Estimated earnings per share" figures are those prepared by securities analysts following each company. ABN AMRO also calculated the ratio of each company's market price per share to: (i) book value (stockholders' equity) per share ("P/BV") and (ii) tangible book value (stockholders' equity less intangible assets) per share ("P/TBV").

             The comparable companies for Capital ("Capital Comparable Group") consisted of selected publicly traded Midwestern thrift holding companies with total assets ranging from $150 million to $350 million. The Capital Comparable Group included the following 16 companies: Community Bank Shares, New Albany, IN; Community Financial Corp., Olney, IL; Cameron Financial Corp., Cameron, MO; 1st Bancorp, Vincennes, IN; First Bancshares Inc., Mountain Grove, MO; First Federal Bancorp Inc., Zanesville, OH; Fidelity Federal Bancorp, Evansville, IN; Home Bancorp, Ft. Wayne, IN; Kankakee Bancorp, Kankakee, IL; Landmark Bancshares Inc., Dodge City, KS; MBLA Financial Corp., Macon, MO; MFB Corp., Mishawaka, IN; Milton Federal Financial Corp., West Milton, OH; Peoples Bancorp, Auburn, IN; Southern Missouri Bancorp Inc., Poplar Bluff, MO; and Wells Financial Corp., Wells, MN.

             The analysis indicated that Capital Common Stock traded at: (i) a 15.4x LTM P/E multiple compared to a median of 19.7x for the comparable companies, (ii) a 15.3x LTM Core P/E multiple compared to a median of 17.4x for the comparable companies, (iii) a 13.5x Current-Year P/E multiple compared to a median of 18.6x for the comparable companies, and (iv) a 13.1x Next-Year P/E multiple compared to a median of 16.6x for the comparable companies. ABN AMRO focused on the LTM Core P/E multiple, noting that several of the comparable companies had not yet reported September 30, 1997 financial data, which for the prior twelve-month period would exclude the non-recurring charge incurred by savings institutions in the quarter ended September 30, 1996 to recapitalize the Savings Association Insurance Fund. ABN AMRO also noted that, due to the relatively small size of Capital and the Capital Comparable Group companies, relatively few earnings estimates were available. The analysis also indicated that Capital Common Stock traded at: (i) a 157.1% P/BV ratio compared to a median of 120.4% for the comparable companies, and (ii) a 157.1% P/TBV ratio compared to a median of 121.2% for the comparable companies.

             The comparable companies for UPC ("UPC Comparable Group") consisted of selected Southeastern and Midwestern commercial bank holding companies with total assets ranging from $10 billion to $30 billion. The UPC Comparable Group included the following 18 companies: Mercantile Bancorporation, St. Louis, MO; SouthTrust Corp., Birmingham, AL; BB&T Corp., Winston-Salem, NC; Huntington Bancshares, Inc., Columbus, OH; Crestar Financial Corp., Richmond, VA; Regions Financial Corp., Birmingham, AL; First of America Bank Corp., Kalamazoo, MI; Fifth Third Bancorp, Cincinnati, OH; Firstar Corp., Milwaukee, WI; AmSouth Bancorp, Birmingham, AL; Marshall & Isley Corp., Milwaukee, WI; First Tennessee National Corp., Memphis, TN; Old Kent Financial Corp., Grand Rapids, MI; Compass Bancshares Inc., Birmingham, AL; Star Banc Corp., Cincinnati, OH; First American Corp., Nashville, TN; Hibernia Corp., New Orleans, LA; and Commerce Bancshares, Inc., Kansas City, MO.

             The analysis indicated that UPC Common Stock traded at: (i) a 22.0x LTM P/E multiple compared to a median of 19.6x for the comparable companies,
(ii) a 21.6x LTM Core P/E multiple compared to a median of 18.4x for the comparable companies, (iii) a 17.2x Current-Year P/E multiple compared to a median of 18.3x for the comparable companies, and (iv) a 15.4x Next-Year P/E multiple compared to a median of 16.2x for the comparable companies. ABN AMRO focused on the comparisons of Current-Year P/E and Next-Year P/E multiples, noting UPC's comparatively rapid growth rates and abundance of available securities-analyst earnings per share estimates. The analysis also indicated that UPC Common Stock traded at: (i) a 279.0% P/BV ratio compared to a median of 303.4% for the comparable companies, and (ii) a 289.9% P/TBV ratio compared to a median of 368.7% for the comparable companies.

      (c) Discounted Cash Flow Analyses. ABN AMRO performed discounted cash flow ("DCF") analyses of Capital and UPC, each on a "stand-alone" basis (i.e., without giving effect to the proposed transaction between them). In preparing the DCF analyses, ABN AMRO studied the historical earnings and growth patterns of Capital and UPC and then projected income statements and balance sheets for each company for a five-year period using a series of assumptions pertaining to growth, interest margins, loan losses, non-interest income and expenses, income taxes, and cash dividends. With respect to UPC, ABN AMRO also assumed that all of UPC's then-pending announced acquisitions would be completed in the first projected year and that UPC would continue to grow through acquisitions. Prior to their completion, ABN AMRO reviewed and discussed with Capital's management, the financial projections for each of Capital and UPC. To estimate projected net cash flows over the five-year projection period, ABN AMRO adjusted projected earnings for certain non-cash expense items such as intangible-asset amortization expense and accruals of certain stock-related benefit plans. ABN AMRO calculated the terminal value (the value of cash flows following the five-year projection period) based upon a perpetuity of the fifth projected year's estimated net cash flow. To estimate the present value of the five years' projected net cash flows and terminal value, ABN AMRO used a discount rate of 12.5%. The DCF analyses yielded imputed values of $20.22 per share of Capital Common Stock and $60.46 per share of UPC Common Stock.

      (d) Comparable Transactions Analysis. ABN AMRO reviewed the financial terms of recently announced thrift-industry merger and acquisition transactions in which the acquired company was headquartered in the Midwest and had total assets ranging from $150 million to $350 million. Financial data for each acquired company and Capital were as of the most-recent financial-statement date available at the date the transaction was announced, and for the twelve-month period then ended. Merger prices and related multiples and ratios were as of the respective transaction-announcement dates. The 13 comparable transactions included (the acquirer is the first name and is in italics followed by the seller): AMCORE Financial, Rockford, IL-Midwest Federal Financial, Baraboo, WI; Mercantile Bancorporation, St. Louis, MO-HomeCorp. Inc., Rockford, IL; Union Planters Corporation, Memphis, TN; Sho-Me Financial, Mt. Vernon, MO; Charter One Financial, Cleveland, OH-Haverfield Corp., Cleveland, OH; Fifth Third Bancorp, Cincinnati, OH-Suburban Bancorp, Cincinnati, OH; Pinnacle Financial, St. Joseph, MI-CB Bancorp, Inc., Michigan City, IN; Shoreline Financial, Benton Harbor, MI-SJS Bancorp, St. Joseph, MI; Commercial Federal, Omaha, NE-Heritage Financial Ltd., Boone, IA; Fidelity Financial, Norwood, OH-Circle Financial Corp., Sharonville, OH; Pinnacle Banc Group, Oak Brook, IL-Financial Security, Chicago, IL; Security Banc Corp, Springfield, OH-Third Financial, Piqua, OH; Old National Bancorp, Evansville, IN-Workingmens Capital, Bloomington, IN; and Roosevelt Financial, Chesterfield, MO-Sentinal Financial; Kansas City, MO.

             ABN AMRO calculated several merger-pricing multiples and ratios based upon the then-most-recent estimate of the Exchange Ratio (the "Estimated Exchange Ratio") and price of UPC Common Stock, which together implied a merger price of $23.00 per share of Capital Common Stock. With respect to the aggregate price for all of Capital's outstanding Common Stock and options to purchase Capital Common Stock, the proposed transaction with UPC represented: (i) a 20.6x multiple of Capital's earnings compared to a median of 21.3x for the comparable transactions; (ii) a 20.6x multiple of Capital's tangible earnings compared to a median of 25.5x for the comparable transactions; (iii) an 18.0x multiple of Capital's estimated earnings for the current fiscal year compared to a median of 18.5x for the comparable transactions; (iv) 211.9% of Capital's book value and tangible book value compared to identical medians of 150.2% for the comparable transactions; (v) 249.4% of Capital's adjusted tangible book value compared to a median of 193.7% for the comparable transactions; and (vi) premiums of 21.2% over Capital's previous day's market price, 27.8% over Capital's one-month-earlier market price, and 73.6% over Capital's one-year-earlier market price, compared to medians of 17.8%, 24.1%, and 56.5%, respectively, for the comparable transactions. The ratio of transaction value to "adjusted book value" adjusts both transaction value and book value for the "excess" capital of each acquired company relative to a 7% tangible equity-to-assets ratio.

      (e) Pro Forma Analysis. ABN AMRO prepared a pro forma merger analysis illustrating the estimated effects on selected historical and projected financial data of Capital using the projected financial data for each of Capital and UPC derived from the DCF analyses described previously, giving effect to the Estimated Exchange Ratio and to certain estimated after-tax merger benefits. This analysis indicated that, as compared to Capital's stand-alone historical and projected financial data, the proposed transaction with UPC: (i) would have increased Capital's historical stock price per share by 26.9% and could increase Capital's projected stock prices per share by a range of 26.6% to 35.7%, (ii) would have increased Capital's historical diluted earnings per share by 11.9% and could affect Capital's projected diluted earnings per share in a range of 1.5% to negative 5.0%, (iii) would have diluted Capital's historical book value per share by 27.9% and could dilute Capital's projected book value per share in a range of 28.7% to 29.2%, and (iv) would have increased Capital's historical cash dividend per share by 157.8% and could increase Capital's projected cash dividend per share in a range of 100.0% to 110.5%.

      (f) Contribution Analysis. ABN AMRO prepared a contribution analysis displaying selected financial data of Capital and UPC along with the percentages these financial data for each of Capital and UPC would represent of the combined company on a pro forma basis. Using recent historical financial data, ABN AMRO calculated that, of the combined company on a pro forma basis, Capital would have contributed: (i) 1.61% of total assets; (ii) 1.86% of net loans receivable;
(iii) 1.53% of total deposits; (iv) 1.47% of common equity; (v) 0.86% of net income to common; (vi) 0.93% of recurring net income to common; (vii) 0.84% of market capitalization; and (viii) 0.93% of estimated present value of net cash flows. Based on the Estimated Exchange Ratio, Capital shareholders would have owned 1.06% of the pro forma number of shares of UPC Common Stock outstanding. ABN AMRO noted that UPC had several mergers pending which were likely to be consummated within a year of UPC's proposed transaction with Capital. Using the first-year projected financial data derived from the DCF analyses described previously, ABN AMRO calculated that, of the combined company's first-year projected financial data, Capital would contribute: (i) 1.23% of total assets;
(ii) 1.49% of net loans receivable; (iii) 1.16% of total deposits; (iv) 1.09% of common equity; (v) 0.88% of net income to common; and (vi) 0.59% of market capitalization. Based on the Estimated Exchange Ratio, Capital shareholders would own 0.80% of the shares of UPC Common Stock projected to be outstanding.

      (g) Hypothetical Return-to-Investor Analysis. Using projected financial data derived from the DCF analyses described previously and certain assumptions regarding future potential merger prices for each of Capital and UPC, ABN AMRO calculated the hypothetical investment returns Capital shareholders could achieve over a five-year period under a number of scenarios. This analysis indicated hypothetical compound annual rates of return to Capital shareholders of: (i) 10.9% assuming Capital would remain indefinitely an independent company;
(ii) 19.0% assuming Capital would remain independent and then merge at the end of the five-year analysis period; (iii) 17.7% assuming Capital would consummate the proposed transaction with UPC upon the Estimated Exchange Ratio and UPC would remain indefinitely an independent company; and (iv) 21.7% assuming Capital would consummate the proposed transaction with UPC upon the Estimated Exchange Ratio and UPC would merge at the end of the five-year analysis period.

      The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the process underlying ABN AMRO's Opinion. In arriving at its fairness determination, ABN AMRO considered the results of all of such analyses. No company or transaction used in the above analyses as a comparison is identical to Capital or UPC or the Merger. The analyses were prepared solely for purposes of ABN AMRO's Opinion provided to Capital's Board as to the fairness of the Exchange Ratio to be received by the shareholders of Capital pursuant to the Merger and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon projections of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or ABN AMRO, none of Capital, ABN AMRO, or any other person assumes responsibility if future results are materially different from those projected.

      ABN AMRO, as part of its investment banking business, is continually engaged in the valuation of businesses in connection with mergers and acquisitions, as well as initial and secondary offerings of securities and valuations for other purposes. Capital selected ABN AMRO as its financial advisor because ABN AMRO is a nationally recognized investment banking firm that has substantial experience in transactions similar to the Merger.

      In the ordinary course of ABN AMRO's business, ABN AMRO and its affiliates may actively trade securities of Capital and UPC for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

      Capital retained ABN AMRO as its financial advisor by letter agreement dated June 20, 1997 ("Engagement Letter"). Upon execution thereof, Capital paid ABN AMRO a cash retainer fee of $25,000. Pursuant to the terms of the Engagement Letter, upon delivery of ABN AMRO's fairness Opinion Capital paid ABN AMRO an additional cash fee of $25,000. Pursuant to the terms of the Engagement Letter, upon closing of the Merger Capital will pay ABN AMRO a cash financial advisory fee based upon varying percentages of transaction value, as defined in the Engagement Letter. The Engagement Letter provides that the financial advisory fee is calculated with a "base" percentage for transaction value up to a given level and a higher "incentive" percentage for transaction value in excess of that level, reduced by the retainer and Opinion fee previously paid. Based upon the closing price of UPC Common Stock of $56.6875 per share on the date of this Proxy Statement, the balance of the financial advisory fee payable by Capital to ABN AMRO upon closing of the Merger would be approximately $302,000. Further, in the Engagement Letter Capital agreed to reimburse ABN AMRO for its reasonable out-of-pocket expenses incurred in connection with its engagement, and to indemnify ABN AMRO against certain liabilities, including liabilities under securities laws.

EFFECTIVE TIME OF THE MERGER

      Subject to the conditions to the obligations of the parties to effect the Merger, the Effective Time will occur on the date and at the time that the Certificate of Merger becomes effective with the Secretary of State of the State of Delaware and the Articles of Merger become effective with the Secretary of State of the State of Tennessee. Subject to the terms and conditions of the Agreement, unless otherwise agreed upon in writing by UPC and Capital, the Agreement provides that the parties will use their reasonable efforts to cause the Effective Time to occur within 30 days (as designated by UPC) following the last to occur of (i) the effective date (including any applicable waiting period in respect thereof) of the last required consent of any regulatory authority having authority over and approving or exempting the Merger, (ii) the date on which the shareholders of Capital adopt the Agreement and Plan of Merger and
(iii) the date on which all other conditions precedent under the Agreement have been satisfied or waived. It is anticipated that the Effective Time will occur within one business day of the Capital Special Meeting.

      No assurance can be provided that the necessary shareholder and regulatory approvals can be obtained or that other conditions precedent to the Merger can or will be satisfied. Capital and UPC anticipate that all conditions to consummation of the Merger will be satisfied so that the Merger can be consummated on or about July 8, 1998. However, delays in the consummation of the Merger could occur.

      The Board of Directors of either Capital or UPC generally may terminate the Agreement and the Plan of Merger if the Merger is not consummated by September 30, 1998, unless the failure to consummate the transactions contemplated by the Agreement on or before such date is caused by any breach of the Agreement by the party seeking termination or certain other specific conditions exist. See "-- Conditions to Consummation of the Merger" and "-- Waiver, Amendment, and Termination."

NO APPRAISAL RIGHTS

      Under Section 262 of the DGCL, appraisal rights are available to dissenting shareholders in connection with certain mergers or consolidations. However, unless the certificate of incorporation otherwise provides and the Capital Charter does not, Section 262 does not provide for appraisal rights (i) if the shares of the corporation are listed on a national securities exchange or designated as a national market system security on an inter-dealer quotations system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 shareholders (as long as the shareholders receive in the merger shares of the surviving corporation or of any other corporation the shares of which are listed on a national securities exchange or designated as a national market system security on an inter-dealer quotations system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 shareholders) or (ii) if the corporation is the surviving corporation and no vote of its shareholders is required on the merger. Accordingly, shareholders of Capital are not entitled to appraisal rights in connection with the Merger.

DISTRIBUTION OF CONSIDERATION

      Promptly after the Effective Time, UPC will cause the exchange agent selected by UPC (the "Exchange Agent") to mail to the former shareholders of Capital a letter of transmittal, together with instructions for the exchange of the Certificates representing shares of Capital Common Stock for certificates representing shares of UPC Common Stock.

      CAPITAL SHAREHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL AND INSTRUCTIONS.

      Upon surrender to the Exchange Agent of Certificates for Capital Common Stock, together with a properly completed letter of transmittal, there will be issued and mailed to each holder of Capital Common Stock surrendering such items a certificate or certificates representing the number of shares of UPC Common Stock to which such holder is entitled and a check for the amount to be paid in lieu of any fractional share (without interest), if any, together with all undelivered dividends or distributions in respect of such shares (without interest thereon), if any. UPC will not be obligated to deliver the consideration to which any former holder of Capital

Common Stock is entitled as a result of the Merger until the holder surrenders such holder's Certificates representing the shares of Capital Common Stock. Whenever a dividend or other distribution is declared by UPC on UPC Common Stock, the record date for which is at or after the Effective Time, the declaration will include dividends or other distributions on all shares of UPC Common Stock issuable pursuant to the Agreement, but beginning 30 days after the Effective Time, no dividend or other distribution payable after the Effective Time with respect to UPC Common Stock will be paid to the holder of any unsurrendered Capital Common Stock Certificate until the holder duly surrenders such Certificate. Upon surrender of such Capital Common Stock Certificate, however, both the UPC Common Stock certificate, together with all undelivered dividends or other distributions (without interest) and any undelivered cash payment to be paid in lieu of a fractional share (without interest), will be delivered and paid with respect to the shares represented by such Certificate. In the event any Capital Common Stock Certificate has been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the Certificate to be lost, stolen, or destroyed and, if required by UPC, the posting by such person of a bond in such amount as UPC may reasonably direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen, or destroyed Certificate the consideration to which the former holder of Capital Common Stock is entitled.

      At the Effective Time, the stock transfer books of Capital will be closed to holders of Capital Common Stock and no transfer of shares of Capital Common Stock by any such holder will thereafter be made or recognized. If Certificates representing shares of Capital Common Stock are presented for transfer after the Effective Time, they will be canceled and exchanged for the consideration to which such holder of Capital Stock is entitled.

CONDITIONS TO CONSUMMATION OF THE MERGER

      Consummation of the Merger is subject to various conditions, including (i) adoption of the Agreement and Plan of Merger by the shareholders of Capital,
(ii) receipt of certain regulatory approvals required for consummation of the Merger, (iii) receipt by UPC and Capital of a written opinion of counsel from Alston & Bird LLP as to the tax-free nature of the Merger (except to the extent of cash received), (iv) approval of the shares of UPC Common Stock issuable pursuant to the Merger for listing on the NYSE, subject to official notice of issuance, (v) the Registration Statement being declared effective under the Securities Act, (vi) the accuracy, as of the date of the Agreement and as of the Effective Time, of the representations and warranties of Capital and UPC as set forth in the Agreement, (vii) the performance of all agreements and the compliance with all covenants of Capital and UPC as set forth in the Agreement,
(viii) receipt of all consents required for consummation of the Merger or for the preventing of any default under any contract or permit which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a material adverse effect on Capital or UPC, (ix) receipt by UPC and Capital of a letter from Price Waterhouse LLP dated as of the date of the filing of the Registration Statement and as of the Effective Time to the effect that the Merger will qualify for pooling-of-interests accounting treatment, (x) the absence of any law or order or any action taken by any court, governmental, or regulatory authority of competent jurisdiction prohibiting, restricting, or making illegal the consummation of the transactions contemplated by the Agreement, (xi) receipt by UPC of agreements from each person Capital reasonably believes may be deemed an affiliate of Capital, (xii) the execution of employment agreements between UPC and certain officers of Capital and (xiii) satisfaction of certain other conditions, including the receipt of various certificates from the officers of Capital and UPC. See "-- Regulatory Approval" and "-- Waiver, Amendment, and Termination."

      No assurance can be provided as to when or if all of the conditions precedent to the Merger can or will be satisfied or waived by the party permitted to do so. Except in limited circumstances, in the event the Merger is not effected on or before September 30, 1998, the Agreement may be terminated and the Merger abandoned by the Board of Directors of either Capital or UPC. See "-- Waiver, Amendment, and Termination."

REGULATORY APPROVAL

      THE MERGER MAY NOT PROCEED IN THE ABSENCE OF RECEIPT OF THE REQUISITE REGULATORY APPROVALS. THERE CAN BE NO ASSURANCE THAT SUCH REGULATORY APPROVALS WILL BE OBTAINED OR AS TO THE TIMING OF SUCH APPROVALS.

APPLICATIONS FOR THE APPROVALS DESCRIBED BELOW HAVE BEEN SUBMITTED TO THE APPROPRIATE REGULATORY AUTHORITIES.

      It is a condition to the consummation of the Merger that UPC and Capital shall have received all applicable regulatory approvals to consummate the transactions contemplated by the Agreement. There can be no assurance that such approvals will not contain terms, conditions or requirements which cause such approvals to fail to satisfy such condition to the consummation of the Merger.

      Neither Capital nor UPC are aware of any material governmental approvals or actions that are required for consummation of the Merger, except as described below. Should any other approval or action be required, it presently is contemplated that such approval or action would be sought.

      The Merger is subject to the prior approval of the Federal Reserve, pursuant to Sections 3 and 4 of the BHC Act. In evaluating the Merger, the Federal Reserve must consider, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. The relevant statutes prohibit the Federal Reserve from approving the Merger if (i) it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States or (ii) its effect in any section of the country could be to substantially lessen competition or to tend to create a monopoly, or if it would result in a restraint of trade in any other manner, unless the Federal Reserve should find that any anticompetitive effects are outweighed clearly by the public interest and the probable effect of the transaction in meeting the convenience and needs of the communities to be served. The Merger may not be consummated until the 30th day (which the Federal Reserve may reduce to 15 days) following the date of the Federal Reserve approval, during which time the United States Department of Justice would be afforded the opportunity to challenge the transaction on antitrust grounds. The commencement of any antitrust action would stay the effectiveness of the approval of the agencies, unless a court of competent jurisdiction should specifically order otherwise.

WAIVER, AMENDMENT, AND TERMINATION

      To the extent permitted by law, the Agreement may be amended by a subsequent writing signed by each of the parties upon the approval of the Board of Directors of each of the parties, before or after adoption of the Agreement and the Plan of Merger by the Capital shareholders; provided, that after such adoption by Capital shareholders no amendment may be made which modifies in any material respect the consideration to be received by the holders of Capital Common Stock without the further approval of such shareholders. In addition, prior to or at the Effective Time, generally either Capital or UPC, or both, acting through their respective Boards of Directors, chief executive officers, or other authorized officers, may waive any default in the performance of any term of the Agreement by the other party, may waive or extend the time for the compliance or fulfillment by the other party of any and all of its obligations under the Agreement, and may waive any of the conditions precedent to the obligations of such party under the Agreement, except any condition that, if not satisfied, would result in the violation of any applicable law or governmental regulation. No such waiver will be effective unless written and unless executed by a duly authorized officer of Capital or UPC, as the case may be.

      The Agreement and the Plan of Merger may be terminated and the Merger abandoned at any time prior to the Effective Time, notwithstanding the provisions of the Agreement and the adoption of the Agreement and the Plan of Merger by the Capital shareholders, (i) by the mutual consent of the Boards of Directors of Capital and UPC and (ii) by the Capital Board or the UPC Board (a) in the event of any inaccuracy of any representation or warranty of the other party contained in the Agreement which cannot be or has not been cured within 30 days after giving written notice to the breaching party of such inaccuracy and which inaccuracy would provide the terminating party the ability to refuse to consummate the Merger under the applicable standards set forth in the Agreement (provided that the terminating party is not then in breach of any representation or warranty contained in the Agreement under the applicable standards set forth in the Agreement or in material breach of any covenant or other agreement contained in the Agreement), (b) in the event of a material breach by the other party of any covenant or agreement contained in the Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach (provided that the terminating party is not then in breach of any representation or warranty contained in the Agreement under the applicable standards set forth in the Agreement or in material breach of any covenant or other agreement contained in the Agreement), (c) if (1) any consent of any regulatory authority required for consummation of the Merger and the other transactions contemplated by the Agreement has been denied by final nonappealable action, or if any action taken by such authority is not appealed within the time limit for appeal or (2) the shareholders of Capital fail to vote their approval of the matters submitted for the approval of such shareholders at the Capital Special Meeting, (d) if the Merger is not consummated by September 30, 1998, provided that the failure to consummate is not caused by any breach of the Agreement by the party electing to terminate, or (e) by the Capital Board pursuant to the relevant provisions of the Agreement described in "DESCRIPTION OF TRANSACTION-Possible Adjustment of Exchange Ratio."

      If the Merger is terminated as described above, the Agreement and the Plan of Merger will become void and have no effect, except that certain provisions of the Agreement, including those relating to the obligations to share certain expenses, maintain the confidentiality of certain information obtained, and return all documents obtained from the other party under the Agreement, will survive. See "-- Expenses and Fees."

CONDUCT OF BUSINESS PENDING THE MERGER

      Pursuant to the Agreement, each of Capital and UPC generally have agreed that except as otherwise expressly contemplated in the Agreement, each of such parties and its subsidiaries will: (i) operate its business only in the usual, regular, and ordinary course; (ii) preserve intact its business organization and assets and maintain its rights and franchises; and (iii) take no action which would (a) materially adversely affect the ability of any party to obtain any consents required for the transactions contemplated by the Agreement without imposition of or condition or restriction of the type referred to in the Agreement or (b) adversely affect the ability of any party to perform its covenants and agreements under the Agreement.

      In addition, Capital has agreed that until the earlier of the Effective Time or termination of the Agreement, Capital will not, except with the prior written consent of the chief executive officer, president or chief financial officer of UPC (which consent shall not be unreasonably withheld), agree or commit to do, or permit any of its subsidiaries to agree or commit to do, any of the following: (i) amend the charter, bylaws, or other governing instruments of Capital or any Capital subsidiary (each a "Capital company" and together, the "Capital companies")(ii) incur any additional debt obligation for borrowed money (other than indebtedness of a Capital company to another Capital company) in excess of an aggregate of $100,000 (for the Capital companies on a consolidated basis) except in the ordinary course of business consistent with past practices (which shall include, for Capital Bank, the creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or the Federal Home Loan Bank, and entry into repurchase agreements fully secured by U.S. government or agency securities), or impose, or suffer the imposition, on any asset of any Capital company of any lien or permit any such lien to exist (other than in connection with deposits, repurchase agreements, bankers acceptances, "treasury tax and loan" accounts established in the ordinary course of business, the satisfaction of legal requirements in the exercise of trust powers, and liens in effect as of the date of the Agreement that were previously disclosed to UPC by Capital); (iii) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any Capital company, or declare or pay any dividend or make any other distribution in respect of any Capital capital stock, provided that Capital may (to the extent legally and contractually permitted to do so), but shall not be obligated to, declare and pay regular quarterly cash dividends on the shares of Capital Common Stock at a rate of $.06 per share with usual and regular record and payment dates in accordance with past practice, provided that, notwithstanding the provisions of the Agreement, or the Option Agreement, or pursuant to rights outstanding as of the date of the Agreement, the parties shall cooperate in selecting the Effective Time to ensure that, with respect to the quarterly period in which the Effective Time occurs, the holders of Capital Common Stock do not receive both a dividend in respect of their Capital Common Stock and a dividend in respect of UPC Common Stock or fail to receive any dividend; (iv) except for the Agreement, or pursuant to the Option Agreement or the exercise of rights outstanding as of the date of the Agreement and the terms thereof in existence on the date of the Agreement, issue, sell, pledge, encumber, authorize the issuance of, enter into any contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of Capital Common Stock, or any other capital stock of any Capital company, or any stock appreciation rights, or any option, warrant, conversion, or other right to acquire any such stock, or any security convertible into any such stock; (v) adjust, split, combine, or reclassify any capital stock of any Capital company or issue or authorize the issuance of any other securities in respect of or in substitution for shares of Capital Common Stock, or sell, lease, mortgage, or otherwise dispose of or otherwise encumber (a) any shares of stock of any subsidiary of Capital (unless any such shares of stock are sold or otherwise transferred to another Capital company) or (b) any asset having a book value in excess of $100,000 other than in the ordinary course of business for reasonable and adequate consideration; (vi) except as previously disclosed to UPC by Capital and for purchases of certain investment securities described in the Agreement, purchase any securities or make any material investment, either by purchase of stock or securities, contributions to capital, asset transfers, or purchase of any assets, in any person other than a wholly-owned Capital subsidiary, or otherwise acquire direct or indirect control over any person, with certain exceptions; (vii) grant any increase in compensation or benefits to the employees or officers of any Capital company, except in the ordinary course of business consistent with past practices as previously disclosed to UPC by Capital or as required by law, pay any severance or termination pay or any bonus other than pursuant to written policies or written contracts in effect on the date of the Agreement, enter into or amend any severance agreements with officers of any Capital company, grant any material increase in fees or other increases in compensation or other benefits to directors of any Capital company, or voluntarily accelerate the vesting of any stock options or other stock-based compensation or employee benefits; (viii) enter into or amend any employment contract between any Capital company and any person (unless such amendment is required by law or a pre-existing contractual obligation) that the Capital company does not have the unconditional right to terminate without liability (other than liability for services already rendered), at any time on or after the Effective Time; (ix) adopt any new employee benefit plan of any Capital company or terminate or withdraw from, or make any material change in or to, any existing employee benefit plans of any Capital company other than any such change that is required by law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan; (x) make any significant change in any tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in tax laws or regulatory accounting requirements or generally accepted accounting principles; (xi) commence any litigation other than in accordance with past practices, or settle any litigation involving any liability of any Capital company for money damages in excess of $100,000, or restrictions upon the operations of any Capital company; or (xii) except in the ordinary course of business, modify, amend, or terminate any material contract or waive, release, compromise, or assign any material rights or claims.

      Capital has also agreed, that, except with respect to the Agreement, the Plan of Merger, and the transactions contemplated thereby, no Capital company or any representative thereof will, directly or indirectly, solicit or engage in negotiations concerning any acquisition proposal, or provide any confidential information or assistance to, or have any discussions with, any person with respect to an acquisition proposal; provided, that Capital may, and may authorize and permit its representatives to, provide persons with confidential information, have discussions or negotiations with, or otherwise facilitate an effort or attempt by such person to make or implement an acquisition proposal not solicited in violation of the Agreement if Capital's Board, after having consulted with, and based upon the advice of, outside counsel, determines in good faith that the failure to take such actions could constitute a breach of the fiduciary duties of Capital's Board under applicable law, subject to the satisfaction of certain conditions.

MANAGEMENT AND OPERATIONS AFTER THE MERGER

      Upon consummation of the Merger, the current directors of UPC will continue to serve as directors of UPC. Similarly, the current officers of UPC will continue to serve in their respective capacities on behalf of UPC. Information concerning the management of UPC is included in the documents incorporated herein by reference. See "DOCUMENTS INCORPORATED BY REFERENCE." For additional information regarding the interests of certain persons in the Merger, see "-- Interests of Certain Persons in the Merger."

      UPHC will be the surviving corporation resulting from the Merger and shall continue to be governed by the laws of the State of Tennessee and operate in accordance with its Charter and Bylaws.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

      Generally. Certain members of Capital's management and the Capital Board may be deemed to have interests in the Merger in addition to their interests as shareholders of Capital generally. The Capital Board was aware of these interests and considered them in approving the Agreement and the Plan of Merger. Set forth below are descriptions of the material interests of Capital's management and the Capital Board in the Merger in addition to their interests as shareholders of Capital generally.

      Employment Agreements. Pursuant to the terms of the Agreement, Larry V. Schepers, President and Chief Executive Officer of Capital, has agreed to terminate his existing employment agreement with Capital Bank dated December 28, 1993 (the "Old Employment Contract") and enter into a new employment agreement with UPC (the "New Employment Contract"). It was the intent of the parties for the New Employment Contract to bring Mr. Schepers' employment contract in line with the corporate policies and practices of UPC and with other UPC employment contracts with similarly situated employees.

      The Old Employment Contract provided, among other things, for an annual base salary in an amount not less than Mr. Schepers' current salary and a rolling three-year term (with annual extensions subject to an annual performance review and approval by the Capital Board). The Old Employment Contract provided for payment to Mr. Schepers of his salary for the remainder of the term of the agreement, plus up to 299% of his "base compensation" (five-year average) under certain circumstances in the event of a change in control of Capital. The Old Employment Contract also entitled Mr. Schepers to continuing insurance coverage for the term of his Old Employment Contract in the event of termination other than for cause.

      Under the New Employment Contract, Mr. Schepers will be President of the Jefferson City, Missouri, branch of UPBNA. The New Employment Contract will have a three year term. During that period of time his annual salary will be at least $150,000 per year, substantially his current salary. Mr. Schepers will be entitled to receive a retention bonus of $470,119, with the first installment of $156,706 being paid at the Effective Time and the second and third installments of the same amount being paid on the first and second anniversaries of the Effective Time. The retention bonus is payable to Mr. Schepers, or his representative, in the event of any termination of the New Employment Contract, including his voluntary termination, with the exception, however, that should Mr. Schepers' employment under the New Employment Contract be terminated for cause (which includes the willful and continued failure to perform his duties or the willful engagement in gross misconduct which is materially and demonstrably injurious to UPC), UPC's obligation to pay the retention bonus would cease as of the date of termination. Mr. Schepers is also entitled to participate in any benefit plan or program provided to similarly situated officers of UPC, and UPC will continue to provide to Mr. Schepers the automobile supplied to him by Capital during his employment by UPBNA. Mr. Schepers' New Employment Contract contains a covenant not to compete for a period of three years from the Effective Time of the Merger. Mr. Schepers will be paid $331,269 on the third anniversary of the Effective Time as consideration for his covenant not to compete. The New Employment Contract also contains provisions regarding non-competition, non-solicitation, and maintenance of trade secrets and confidential information not covered in the Old Employment Contract.

      Two additional members of Capital's management, Mr. Wankum, Executive Vice President and a director of Capital, and Mr. Forck, Senior Vice President and a director of Capital, will receive employment contracts with UPC as of the Effective Time. It was the intent of the parties for these contracts with Messrs. Wankum and Forck to guarantee them employment until they reach retirement age. The term of each of these contracts will commence on the Effective Date and, in the case of Mr. Wankum, terminate on December 31, 1998, and in the case of Mr. Forck, terminate during July 1998. During these periods of time their annual salaries will be substantially the same as their current salaries.

      Executive Salary Continuation Agreement. Mr. Schepers has an Executive Salary Continuation Agreement ("ESCA"), dated November 1, 1994, with Capital. Mr. Schepers has agreed to terminate, as of the Effective Time of the Merger, his ESCA with Capital. However, Mr. Schepers will be entitled to receive, and UPC has agreed to assume the obligation to pay, $91,855 representing the earned (or vested) portion of his severance benefits under the ESCA. Such amount shall be paid at the Effective Time.

      Defined Benefit Pension Plan. Capital has agreed not to make any further accruals of benefits under its pension plan after the Effective Time, and will take such steps as are necessary or practicable to terminate the pension plan on or before the Effective Time of the Merger. Pursuant to the Agreement, Capital may make any necessary amendments or adjustments to ensure that the excess funding, if any, at the Effective Time goes to the benefit of participants in the Capital pension plan, provided such actions do not adversely affect the qualified status of such plan.

      Stock Option Plan. Each Capital Option under its stock option plan will be assumed by UPC. The number of shares subject to Capital Options will be adjusted to allow the holder, upon exercise, to receive shares of UPC Common Stock calculated by multiplying the Exchange Ratio (.3812) by the number of shares of Capital Common Stock subject to the Capital Options, and the exercise price of the Capital Options will be adjusted by dividing the exercise price per share by the Exchange Ratio. All other terms and conditions of the Capital Options will remain unchanged. See "-- Effect of the Merger on Capital Options."

      Advisory Board. The current members of the Board of Capital are to be offered positions as advisory directors of UPBNA for approximately two years from the Effective Time. As advisory directors they would not be voting members of the UPBNA Board. Persons accepting advisory director positions would be paid to the same extent as other advisory members.

      Indemnification. The Agreement provides that after the Effective Time, UPC shall indemnify, defend and hold harmless Capital's management, among others, against all liabilities arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by the Agreement and the Option Agreement) to the fullest extent permitted under Delaware law and by the Capital Charter and Capital Bylaws.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

      THE FOLLOWING IS A DISCUSSION OF THE ANTICIPATED MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO HOLDERS OF CAPITAL COMMON STOCK. THE DISCUSSION MAY NOT APPLY TO SPECIAL SITUATIONS, SUCH AS CAPITAL SHAREHOLDERS, IF ANY, WHO RECEIVED CAPITAL COMMON STOCK UPON THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION, THAT HOLD CAPITAL COMMON STOCK OTHER THAN AS A CAPITAL ASSET, THAT HOLD CAPITAL COMMON STOCK AS PART OF A "STRADDLE" OR "CONVERSION TRANSACTION," OR THAT ARE INSURANCE COMPANIES, SECURITIES DEALERS, FINANCIAL INSTITUTIONS OR FOREIGN PERSONS, AND DOES NOT DISCUSS ANY ASPECTS OF STATE, LOCAL, OR FOREIGN TAXATION. THIS DISCUSSION IS BASED UPON LAWS, REGULATIONS, RULINGS AND DECISIONS NOW IN EFFECT AND ON PROPOSED REGULATIONS, ALL OF WHICH ARE SUBJECT TO CHANGE (POSSIBLY WITH RETROACTIVE EFFECT) BY LEGISLATION, ADMINISTRATIVE ACTION, OR JUDICIAL DECISION. NO RULING HAS BEEN OR WILL BE REQUESTED FROM THE INTERNAL REVENUE SERVICE ON ANY MATTER RELATING TO THE TAX CONSEQUENCES OF THE MERGER.

      As of a recent date of the date of the filing of the Registration Statement and based upon the assumption that the Merger is consummated in accordance with the Agreement and in conformity with certain factual representations made by Capital and UPC, Alston & Bird LLP, counsel for UPC, has advised UPC and Capital that the transaction will have the following federal income tax consequences:

            (a) The Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, and each of UPC, UPHC and Capital will be a party to the reorganization within the meaning of Section 368(b) of the Code.

            (b) No gain or loss will be recognized by Capital, UPC or UPHC as a result of the Merger.

            (c) No gain or loss will be recognized by a shareholder of Capital upon the receipt of UPC Common Stock and UPC Rights solely in exchange for all of his or her shares of Capital Common Stock.

            (d) The basis of the UPC Common Stock received by a shareholder of Capital in the Merger will be the same as the basis of the Capital Common Stock surrendered in exchange therefor less the basis allocated to any fractional share of UPC Common Stock settled by cash payment.

            (e) The holding period of the UPC Common Stock received by a shareholder of Capital (including the holding period of any fractional share interest) will include the holding period of the Capital Common Stock surrendered in exchange therefor, provided the Capital Common Stock was held as a capital asset on the date of the exchange.

            (f) The payment of cash in lieu of a fractional share of interest in UPC Common Stock will be treated as if the fractional shares were issued as part of the exchange and then redeemed by UPC. These cash payments will be treated under Section 302(a) of the Code as having been received as distributions in full payment in exchange for the fractional shares of UPC Common Stock redeemed. Generally, any gain or loss recognized upon such exchange will be capital gain or loss, provided the fractional share would constitute a capital asset in the hands of the exchanging shareholder.

      In addition, the obligation of each party to consummate the Merger is conditioned, among other things, upon receipt by UPC and Capital of an opinion of Alston & Bird LLP dated the date of the Effective Time, substantially to the foregoing effect. The conditions relating to the receipt of the tax opinion may be waived by both UPC and Capital. Neither UPC nor Capital currently intends to waive the conditions relating to the receipt of the tax opinion. If the conditions relating to the receipt of the tax opinion were waived and the material federal income taxe consequences were materially different from those summarized above, Capital would resolicit the approval of its shareholders prior to its consummating the Merger. The tax opinion of Alston & Bird LLP summarized above is or will be based, among other things, on representations relating to certain facts and circumstances of, and the intentions of the parties to, the Merger.

      Because certain tax consequences of the Merger may vary depending upon the particular circumstances of each holder of Capital Common Stock and other factors, each such holder is urged to consult such holder's own tax advisor to determine the particular tax consequences of the Merger to such holder (including the application and effect of state and local income and other tax laws).

ACCOUNTING TREATMENT

      It is anticipated that the Merger will be accounted for as a pooling-of-interests. Under the pooling-of-interests method of accounting, the recorded amounts of the assets and liabilities of Capital will be carried forward at their previously recorded amounts. Since the Merger is not considered material to UPC from a financial statement presentation standpoint, the operating results of Capital will be included in UPC's results from the Effective Time of the Merger forward.

      In order for the Merger to qualify for pooling-of-interests accounting treatment, substantially all (90% or more) of the outstanding Capital Common Stock must be exchanged for UPC Common Stock with substantially similar terms. There are certain other criteria that must be satisfied in order for the Merger to qualify as a pooling-of-interests, some of which criteria cannot be satisfied until after the Effective Time. In addition, it is a condition to closing that each party receive a letter from Price Waterhouse LLP to the effect that the Merger will qualify for pooling-of-interests accounting treatment. UPC will not consummate the Merger if pooling-of-interests accounting treatment is not available.

      For information concerning certain conditions to be imposed on the exchange of Capital Common Stock for UPC Common Stock in the Merger by affiliates of Capital and certain restrictions to be imposed on the transferability of the UPC Common Stock received by those affiliates in the Merger in order, among other things, to ensure the availability of pooling-of-interests accounting treatment, see "--Resales of UPC Common Stock."

EXPENSES AND FEES

      The Agreement provides that each of the parties will bear and pay its own expenses in connection with the transactions contemplated by the Agreement, including filing, negotiation, and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that UPC will bear and pay all of the filing fees and printing costs incurred in connection with the Registration Statement and this Proxy Statement.

RESALES OF UPC COMMON STOCK

      UPC Common Stock to be issued to shareholders of Capital in connection with the Merger will be registered under the Securities Act. All shares of UPC Common Stock received by holders of Capital Common Stock and all shares of UPC Common Stock issued and outstanding immediately prior to the Effective Time will be freely transferable upon consummation of the Merger by those shareholders of Capital not deemed to be "Affiliates" of Capital or UPC. "Affiliates" generally are defined as persons or entities who control, are controlled by, or are under common control with Capital or UPC at the time of the Capital Special Meeting (generally, executive officers, directors, and 10% or greater shareholders).

      Rule 145 promulgated under the Securities Act restricts the sale of UPC Common Stock received in the Merger by Affiliates and certain of their family members and related interests. Under the rule, during the one-year period following the Effective Time, Affiliates of Capital or UPC may resell publicly the UPC Common Stock received by them in the Merger within certain limitations as to the amount of UPC Common Stock sold in any three-month period and as to the manner of sale. After the one-year period, such Affiliates of Capital who are not Affiliates of UPC may resell their shares without restriction. The ability of Affiliates to resell shares of UPC Common Stock received in the Merger under Rule 145 will be subject to UPC having satisfied its Exchange Act reporting requirements for specified periods prior to the time of sale. Affiliates will receive additional information regarding the effect of Rule 145 on their ability to resell UPC Common Stock received in the Merger. Affiliates also would be permitted to resell UPC Common Stock received in the Merger pursuant to an effective registration statement under the Securities Act or an available exemption from the Securities Act registration requirements. This Proxy Statement does not cover any resales of UPC Common Stock received by persons who may be deemed to be Affiliates of Capital or UPC.

      Capital has agreed to use its reasonable efforts to cause each person who may be deemed to be an Affiliate of Capital to execute and deliver to UPC not later than 30 days prior to the Effective Time, an agreement (each, an "Affiliate Agreement") providing that such Affiliate will not sell, pledge, transfer, or otherwise dispose of any Capital Common Stock held by such Affiliate except as contemplated by the Agreement or the Affiliate Agreement, and will not sell, pledge, transfer or otherwise dispose of any UPC Common Stock received by such Affiliate upon consummation of the Merger (i) except in compliance with the Securities Act and the rules and regulations thereunder and
(ii) until such time as financial results covering 30 days of combined operations of UPC and Capital have been published. Shares of UPC Common Stock issued to such Affiliates of Capital in exchange for shares of Capital Common Stock will not be transferable until such time as financial results covering at least 30 days of combined operations of UPC and Capital have been published, regardless of whether each such Affiliate has provided an Affiliate Agreement (and UPC shall be entitled to place restrictive legends upon certificates for shares of UPC Common Stock issued to Affiliates of Capital). Certificates representing shares of Capital Common Stock surrendered for exchange by any person who is an Affiliate of Capital for purposes of Rule 145(c) under the Securities Act shall be exchanged for certificates representing shares of UPC Common Stock as described under "-- Distribution of Consideration," with the certificates representing such shares of UPC Common Stock containing a legend summarizing the foregoing restrictions. Prior to publication of such results, UPC will not transfer on its books any shares of UPC Common Stock received by an Affiliate pursuant to the Merger. See "-- Conditions to Consummation of the Merger."

OPTION AGREEMENT

      As an inducement and a condition to UPC entering into the Agreement, Capital and UPC entered into the Option Agreement, pursuant to which Capital granted UPC an option (the "Option") entitling it to purchase up to 376,460 shares (representing approximately 19.9% of the shares issued and outstanding before giving effect to the issuance of additional shares of Capital Common Stock pursuant to the exercise of such option) of Capital Common Stock under the circumstances described below, at a cash price per share equal to $18.75, subject to possible adjustment in certain circumstances (the "Purchase Price"). This description of the Option Agreement and the Option does not purport to be complete and is qualified in its entirety by reference to the Option Agreement, which is filed as an exhibit to the Registration Statement and incorporated herein by reference.

      Notwithstanding anything to the contrary contained in the Option Agreement, in no event shall the Total Profit (as defined below) of UPC exceed $2.4 million and, if it otherwise would exceed such amount, UPC, at its sole election, shall either (a) reduce the number of shares of Capital Common Stock subject to the Option, (b) deliver to Capital for cancellation, without consideration, the shares of Capital Common Stock previously purchased pursuant to the Option, (c) pay cash to Capital or (d) any combination thereof so that UPC will not actually realize Total Profit (together with the Total Profit realized by all other holders) in excess of $2.4 million after taking into account the foregoing actions. In addition, the Option may not be exercised for a number of shares of Capital Common Stock as would, as of the date of exercise, result in UPC's (taking into account all other holders) Notional Total Profit (as defined below) exceeding $2.4 million; provided, however, that this limitation will not restrict any exercise of the Option permitted by the Option Agreement on any subsequent date.

      "Total Profit" means the aggregate sum (prior to payment of taxes) of the following: (a) the amount received by UPC pursuant to Capital's repurchase of the Option (or any portion thereof) (b)(i) the amount received by UPC pursuant to Capital's repurchase of shares of Capital Common Stock purchased pursuant to the Option Agreement, less (ii) UPC's purchase price for such shares; (c)(i) the net cash amounts received by UPC pursuant to the sale of Capital Common Stock purchased pursuant to the Option (or any other securities into which such shares may be converted or exchanged) to any unaffiliated party, less (ii) UPC's purchase price of such shares; and (d) any amounts received by UPC on the transfer of the Option (or any portion thereof) to any unaffiliated party.

      "Notional Total Profit" means the Total Profit determined as of the date of such proposed exercise, assuming that the Option were exercised on such date for such number of shares and assuming that such shares, together with all other Capital Common Stock purchased pursuant to the Option held by UPC and its affiliates as of such date, were sold for cash at the closing sale price per share of Capital Common Stock as quoted on the Nasdaq National Market (or, if Capital Common Stock is not then quoted on the Nasdaq National Market, the highest bid per share as quoted on the principal trading market or securities exchange on which such shares are traded as reported by a recognized source selected by UPC) as of the close of business on the preceding trading day (less customary brokerage commissions).

      Provided no preliminary or permanent injunction or other order against the delivery of the shares of Capital Common Stock covered by the Option issued by any court of competent jurisdiction shall be in effect, UPC may exercise the Option, in whole or in part, at any time, from time to time, if, but only if, a Purchase Event (as defined below) occurs prior to the Option's termination; provided that UPC, at the time, is not in material breach of the Option Agreement or the Agreement. As defined in the Option Agreement, "Purchase Event" means either of the following events:

            (a) without UPC's prior written consent, Capital authorizes, recommends, publicly proposes, or publicly announces an intention to authorize, recommend or propose or enter into an agreement with any third party to effect (i) a merger, consolidation, or similar transaction involving Capital or any of its subsidiaries (other than transactions solely between Capital's subsidiaries and transactions involving Capital or any of Capital's subsidiaries), (ii) the disposition, by sale, lease, exchange, or otherwise, of 25% or more of the consolidated assets of Capital and its subsidiaries, or (iii) the issuance, sale, or other disposition (including by way of merger, consolidation, share exchange, or any similar transaction) of securities representing 25% or more of the voting power of Capital or any of its subsidiaries; or

            (b) any person (other than UPC or any subsidiary of UPC) acquires beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership of, or the formation of any "group" (as defined under the Exchange Act), other than a group of which UPC or any UPC subsidiary is a member, that beneficially owns or has the right to acquire beneficial ownership of, 25% or more of the outstanding shares of Capital Common Stock.

      The Option will terminate upon the earliest of the following:

            (a)    the Effective Time;

            (b) termination of the Agreement in accordance with the terms thereof prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (as defined below) (other than a termination of the Agreement under certain circumstances involving generally a willful breach by Capital of a representation, warranty or covenant contained in the Agreement (each a "Default Termination");

            (c) 12 months after termination of the Agreement by UPC pursuant to a Default Termination; and

            (d) 12 months after any termination of the Agreement other than a Default Termination following the occurrence of a Purchase Event or a Preliminary Purchase Event.

      As defined in the Option Agreement, "Preliminary Purchase Event" includes either of the following events:

            (a) commencement or filing of a registration statement under the Securities Act by any third party of a tender offer or exchange offer to purchase any shares of Capital Common Stock such that, upon consummation of such offer, such person would own or control 25% or more of the then-outstanding shares of Capital Common Stock (a "Tender Offer" or an "Exchange Offer," respectively); or

            (b) failure of the shareholders of Capital Common Stock to adopt the Agreement and the Plan of Merger at the Capital Special Meeting, the failure to have, or the cancellation of the Capital Special Meeting prior to termination of the Agreement, or the withdrawal or modification by the Capital Board in a manner adverse to UPC of the recommendation of the Capital Board with respect to the Agreement, in each case, after public announcement that a third party (i) made a proposal to engage in an acquisition transaction, (ii) commenced a Tender Offer or filed a registration statement under the Securities Act with respect to an Exchange Offer or (iii) filed an application or gave a notice under any federal or state statute or regulation for approval or consent to engage in an acquisition transaction.

      In the event of any change in Capital Common Stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares, or similar transaction, the type and number of securities subject to the Option, and the purchase price therefor shall be adjusted appropriately. In the event that any additional shares of Capital Common Stock are issued after November 25, 1997 (other than pursuant to an event described in the preceding sentence), the number of shares of Capital Common Stock subject to the Option will be adjusted so that, after such issuance, it, together with any shares of Capital Common Stock previously issued pursuant to the Option Agreement, equals 19.9% of the number of shares then issued and outstanding, without giving effect to any shares subject to or issued pursuant to the Option.

      Upon the occurrence of a Repurchase Event (as defined below) that occurs prior to the exercise or termination of the Option, at the request of UPC, delivered within 12 months of the Repurchase Event, Capital will, subject to regulatory restrictions, be obligated to repurchase the Option and any shares of Capital Common Stock therefor purchased pursuant to the Option Agreement at a specified price. After the occurrence of a Purchase Event, UPC may assign the Option Agreement and its rights thereunder in whole or in part.

      As defined in the Option Agreement, a "Repurchase Event" shall occur if
(i) any person (other than UPC or any UPC subsidiary) shall have acquired actual ownership or control, or any "group" (as such term is defined under the Exchange
Act) shall have been formed which shall have acquired actual ownership or control, of 50% or more of the then-outstanding shares of Capital Common Stock, or (ii) any of the following transactions is consummated: (a) Capital consolidates with or merges into any person, other than UPC or one of UPC's subsidiaries, and is not the continuing or surviving corporation of such consolidation or merger; (b) Capital permits any person, other than UPC or one of UPC's subsidiaries, to merge into Capital and Capital shall be the continuing or surviving corporation, but, in connection with such merger, the then-outstanding shares of Capital Common Stock shall be changed into or exchanged for stock or other securities of Capital or any other person or cash or any other property or the outstanding shares of Capital Common Stock immediately prior to such merger shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company; or (c) Capital sells or otherwise transfers all or substantially all of its assets to any person, other than UPC or one of UPC's subsidiaries.

      In the event that prior to the exercise or termination of the Option, Capital enters into an agreement to engage in any of the transactions described in clause (ii) of the definition of Repurchase Event above, the agreement governing such transaction must make proper provision so that UPC will receive a substitute option with terms as similar as possible and in no event less advantageous to UPC.

      Upon the occurrence of certain events, Capital has agreed to file with the SEC and to cause to become effective certain registration statements under the Securities Act with respect to dispositions by UPC and its assigns of all or part of the Option and/or any shares of Capital Common Stock into which the Option is exercisable.


                 EFFECT OF THE MERGER ON RIGHTS OF SHAREHOLDERS

      As a result of the Merger, holders of Capital Common Stock will be exchanging their shares of a Delaware corporation governed by the DGCL, the Capital Charter and Capital Bylaws, for shares of UPC, a Tennessee corporation governed by the TBCA, the UPC Charter and UPC Bylaws. Certain significant differences exist between the rights of Capital shareholders and those of UPC shareholders. In particular, the UPC Charter and UPC Bylaws contain several provisions that may be deemed to have an anti-takeover effect in that they could impede or prevent an acquisition of UPC unless the potential acquirer has obtained the approval of the UPC Board. The following discussion is necessarily general; it is not intended to be a complete statement of all differences affecting the rights of shareholders and their respective entities, and it is qualified in its entirety by reference to the DGCL and the TBCA as well as to the UPC Charter and UPC Bylaws and the Capital Charter and Capital Bylaws.

ANTI-TAKEOVER PROVISIONS GENERALLY

      The provisions of the UPC Charter and UPC Bylaws described below under the headings, "-- Authorized Capital Stock," "-- Amendment of Charter and Bylaws," "-- Classified Board of Directors and Absence of Cumulative Voting," "-- Director Removal and Vacancies," "-- Limitations on Director Liability," "-- Indemnification," "--Special Meetings of Shareholders," "-- Actions by Shareholders Without a Meeting," "-- Shareholder Nominations and Proposals" and "-- Business Combinations" are referred to herein as the "Protective Provisions." In general, one purpose of the Protective Provisions is to assist the UPC Board in playing a role if any group or person attempts to acquire control of UPC, so that the UPC Board can further protect the interests of UPC and its shareholders as appropriate under the circumstances, including, if the UPC Board determines that a sale of control is in the best interests of UPC's shareholders, by enhancing the UPC Board's ability to maximize the value to be received by the shareholders upon such a sale.

      Although UPC's management believes the Protective Provisions are, therefore, beneficial to UPC's shareholders, the Protective Provisions also may tend to discourage some takeover bids. As a result, UPC's shareholders may be deprived of opportunities to sell some or all of their shares at prices that represent a premium over prevailing market prices. On the other hand, defeating undesirable acquisition offers can be a very expensive and time-consuming process. To the extent that the Protective Provisions discourage undesirable proposals, UPC may be able to avoid those expenditures of time and money.

      The Protective Provisions also may discourage open market purchases by a potential acquirer. Such purchases may increase the market price of UPC Common Stock temporarily, enabling shareholders to sell their shares at a price higher than that which otherwise would prevail. In addition, the Protective Provisions may decrease the market price of UPC Common Stock by making the stock less attractive to persons who invest in securities in anticipation of price increases from potential acquisition attempts. The Protective Provisions also may make it more difficult and time consuming for a potential acquirer to obtain control of UPC through replacing the Board of Directors and management. Furthermore, the Protective Provisions may make it more difficult for UPC's shareholders to replace the Board of Directors or management, even if a majority of the shareholders believe such replacement is in the best interests of UPC. As a result, the Protective Provisions may tend to perpetuate the incumbent Board of Directors and management.

AUTHORIZED CAPITAL STOCK

      UPC. The UPC Charter currently authorizes the issuance of up to (i) 300,000,000 shares of UPC Common Stock, of which 84,970,899 shares were outstanding as of May 31, 1998, and (ii) 10,000,000 shares of no par value preferred stock ("UPC Preferred Stock" and, together with the UPC Common Stock, the "UPC Capital Stock"), of which no shares of UPC Series A Preferred Stock, and 1,156,231 shares of UPC's 8% Cumulative, Convertible Preferred Stock, Series E (the "Series E Preferred Stock") were issued and outstanding as of April 30, 1998. At the 1998 annual meeting of UPC, the UPC shareholders approved an amendment to the UPC Charter to increase the number of authorized shares of UPC Common Stock from 100,000,000 shares to 300,000,000 shares. Accordingly, UPC has sufficient authorized shares of UPC Common Stock to consummate the Merger and all Other Pending Acquisitions.

      The UPC Board may authorize the issuance of additional authorized shares of UPC Common Stock without further action by UPC's shareholders, unless such action is required in a particular case by applicable laws or regulations or by any stock exchange upon which UPC Common Stock may be listed.

      With certain exceptions, the UPC Board may issue, without any further action by the shareholders, shares of UPC Preferred Stock, in one or more classes or series, with the voting, conversion, dividend, and liquidation rights specified in the UPC Charter. In providing for the issuance of such shares, the UPC Board may determine, among other things, the distinctive designation and number of shares comprising a series of preferred stock, the dividend rate or rates on the shares of such series and the relation of such dividends to the dividends payable on other classes of stock, whether the shares of such series shall be convertible into or exchangeable for shares of any other class or series of UPC Capital Stock, the voting powers if any of such series, and any other preferences, privileges, and powers of such series.

      In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets, or winding up of UPC, the holders of any series of UPC Preferred Stock will have priority over holders of UPC Common Stock.

      The authority to issue additional authorized shares of UPC Common Stock or UPC Preferred Stock provides UPC with the flexibility necessary to meet its future needs without the delay resulting from seeking shareholder approval. The authorized but unissued shares of UPC Common Stock and UPC Preferred Stock will be issuable from time to time for any corporate purpose, including, without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions, and public or private sales for cash as a means of raising capital. Such shares could be used to dilute the stock ownership of persons seeking to obtain control of UPC. In addition, the sale of a substantial number of shares of UPC voting stock to persons who have an understanding with UPC concerning the voting of such shares, or the distribution or declaration of a dividend of shares of UPC voting stock (or the right to receive UPC voting stock) to UPC shareholders, may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of UPC.

      In 1989, the UPC Board adopted a Share Purchase Rights Plan ("Preferred Share Rights Plan") and distributed a dividend of one Preferred Share Unit Purchase Right ("Preferred Share Right") for each outstanding share of UPC Common Stock. In addition, under the Preferred Share Rights Plan, one Preferred Share Right is to be automatically, and without further action by UPC, distributed in respect to each share of UPC Common Stock issued after adoption of the Preferred Share Rights Plan. The Preferred Share Rights are generally designed to deter coercive takeover tactics and to encourage all persons interested in potentially acquiring control of UPC to treat each shareholder on a fair and equal basis. Each Preferred Share Right trades in tandem with the share of UPC Common Stock to which it relates until the occurrence of certain events indicating a potential change in control of UPC. Upon the occurrence of such an event, the Preferred Share Rights would separate from UPC Common Stock and each holder of a Preferred Share Right (other than the potential acquirer) would be entitled to purchase certain equity securities of UPC at prices below their market value. UPC has authorized 750,000 shares of Series A Preferred Stock for issuance under the Preferred Share Rights Plan and no shares have been issued as of the date of this Proxy Statement. Until a Preferred Share Right is exercised, the holder thereof, as such, has no rights of a shareholder of UPC, including the right to vote or receive dividends.

      CAPITAL. The Capital Charter currently authorizes the issuance of up to
(i) 5,200,000 shares of Capital Common Stock, of which 1,891,400 shares were outstanding as of March 31, 1998, and (ii) 800,000 shares of preferred stock ("Capital Preferred Stock," and together with the Capital Common Stock, the "Capital Capital Stock"), of which no shares of Capital Preferred Stock were issued or outstanding as of March 31, 1998.

      Capital's Charter provides the Capital Board with substantially the same powers with respect to the issuance of additional shares of Capital Common Stock and the issuance of Capital Preferred Stock as possessed by the UPC Board described above. Capital has not adopted any plan similar to the Preferred Share Rights Plan described above.

PREEMPTIVE RIGHTS

      UPC. The TBCA provides that, unless a Tennessee corporation's charter expressly provides for preemptive rights, shareholders of a Tennessee corporation do not have a preemptive right to acquire proportional amounts of the corporation's unissued shares upon a decision of the board of directors to issue shares. The UPC Charter does not provide for preemptive rights to its shareholders.

      CAPITAL. The DGCL provides that, unless a Delaware corporation's certificate of incorporation expressly provides for preemptive rights, shareholders of a Delaware corporation do not have a preemptive right to acquire proportionate amounts of the corporation's unissued shares upon a decision of the board of directors to issue shares. The Capital Charter does not provide for preemptive rights to its shareholders.

AMENDMENT OF CHARTER AND BYLAWS

      UPC. The UPC Charter generally provides that amendments thereto may be adopted in any manner permitted by the TBCA. The TBCA provides that a Tennessee corporation's charter may be amended by a majority of votes entitled to be cast on the amendment, subject to any condition the board of directors may place on its submission of the amendment to the shareholders. The UPC Charter requires a super-majority vote of the shares of capital stock entitled to vote in an election of directors to amend the articles of the UPC Charter governing directors and to remove a director from office whether with or without cause. A super-majority vote is also required to amend, alter, or repeal the article of the UPC Charter relating to business combinations.

      The UPC Board may adopt, amend or repeal the UPC Bylaws by a majority vote of the entire Board of Directors. The UPC Bylaws may also be amended or repealed by action of UPC's shareholders.

      The UPC Charter provides that all corporate powers of UPC shall be exercised by the UPC Board except as otherwise provided by law. The UPC Board may designate an executive committee consisting of five or more directors and may authorize such committee to exercise all of the authority of the UPC Board, including the authority to adopt, amend and repeal the Bylaws, to submit any action to the shareholders, to fill vacancies on the UPC Board or any committee, to declare dividends or other corporate distributions, and to issue or reissue any capital stock or any warrant, right, or option to acquire capital stock of the corporation.

      CAPITAL. Amendments to the Capital Charter must be approved by a majority of its Board of Directors and also by a majority of the outstanding shares of Capital's voting stock, provided, however, that approval by at least 80% of the outstanding voting stock is generally required to amend certain provisions of the Capital Charter (i.e., provisions relating to number, classification, election and removal of directors, amendment of bylaws, call of special stockholder meetings, voting limitation, offers to acquire and acquisitions of control, certain business combinations, power of indemnification, and amendments to provisions relating to the foregoing).

      The Capital Bylaws may be amended by a majority vote of its Board of Directors or the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of its stockholders.

CLASSIFIED BOARD OF DIRECTORS AND ABSENCE OF CUMULATIVE VOTING

      UPC. The UPC Charter provides that the UPC Board is divided into three classes, with each class to be as nearly equal in number as possible. The directors in each class serve three-year terms of office. The effect of UPC having a classified Board of Directors is that only approximately one-third of the members of the UPC Board are elected each year, which effectively requires two annual meetings for UPC's shareholders to change a majority of the members of the UPC Board. The purpose of dividing the UPC Board into classes is to facilitate continuity and stability of leadership of UPC by ensuring that experienced personnel familiar with UPC will be represented on the UPC Board at all times, and to permit UPC's management to plan for the future for a reasonable amount of time. However, by potentially delaying the time within which an acquirer could obtain working control of the UPC Board, this provision may discourage some potential mergers, tender offers, or takeover attempts.

      Pursuant to the UPC Charter, each holder of UPC Common Stock is entitled to one vote for each share of UPC Common Stock held in the election of directors, and is not entitled to cumulative voting rights in the election of directors. With cumulative voting, a shareholder has the right to cast a number of votes equal to the total number of such holder's shares multiplied by the number of directors to be elected. The shareholder has the right to distribute all of his or her votes in any manner among any number of candidates or to accumulate such shares in favor of one candidate. Directors are elected by a plurality of the total votes cast by all shareholders. With cumulative voting, it may be possible for minority shareholders to obtain representation on the UPC Board. Without cumulative voting, the holders of more than 50% of the shares of UPC Common Stock generally have the ability to elect 100% of the UPC Board. As a result, the holders of the remaining UPC Common Stock effectively may not be able to elect any person to the UPC Board. The absence of cumulative voting thus could make it more difficult for a shareholder who acquires less than a majority of the shares of UPC Common Stock to obtain representation on the UPC Board.

      CAPITAL. The Capital Charter provides that the Capital Board is divided into three classes, with each class to be as nearly equal in number as possible. The directors in each class serve for three-year terms of office. In addition, the Capital Charter provides that each holder of Capital Common Stock is entitled to one vote for each share of Capital Common Stock held in the election of directors, and that shareholders are not entitled to cumulative voting rights in the election of directors.

DIRECTOR REMOVAL AND VACANCIES

      UPC. The UPC Charter provides that a director may be removed by the UPC shareholders only upon the affirmative vote of the holders of a super-majority of the voting power of all shares of UPC Common Stock entitled to vote generally in the election of directors. The purpose of this provision is to prevent a majority shareholder from circumventing the classified board system by removing directors and filling the vacancies with new individuals selected by that shareholder. Accordingly, the provision may have the effect of impeding efforts to gain control of the Board of Directors by anyone who obtains a controlling interest in UPC Common Stock. Vacancies on the UPC Board may be filled by the members of the UPC Board or by UPC shareholders, as provided under the

UPC Bylaws and the TBCA. The term of a director appointed to fill a vacancy expires at the next meeting of shareholders at which directors are elected.

      CAPITAL. The DGCL provides that, unless the corporation's certificate of incorporation provides otherwise, the shareholders of a corporation that has a classified board (as described above) may remove a director only for cause. In addition, the DGCL provides that, unless the corporation's certificate of incorporation provides for a higher voting requirement, directors may be removed by the holders of a majority of the shares then entitled to vote in the election of such directors. Under the Capital Charter, subject to the rights of the holders of any series of Capital Preferred Stock then outstanding, any directors, or the entire Capital Board of Directors, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of Capital Capital Stock of the corporation entitled to vote generally in the election of directors, voting together as a single class. The Capital Charter further states that, notwithstanding the foregoing, any director who has at any time been disqualified (for reasons enumerated in the Capital Charter) from office may be removed from office by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of Capital Capital Stock entitled to vote generally in the election of directors, voting together as a single class.

      The Capital Charter provides that vacancies on the Capital Board, whether occurring by reason of an increase in the number of directors, by resignation or otherwise, may be filled by the Capital Board acting by a vote of a majority of directors then in office, even if less than a quorum. The overall effect of such a provision may be to prevent a person or entity from immediately acquiring control of Capital through an increase in the number of Capital directors followed by election of that person's or entity's nominees to fill the newly created vacancies. Furthermore, the ability of the Capital Board to fill vacancies resulting from newly created directorships could allow the Board to retain control of Capital by creating new directorships and filling the vacancies created thereby. The term of a director appointed to fill a vacancy expires at the annual meeting of stockholders at which the term of office of the class to which such director has been elected expires, and until such director's successor shall have been duly elected and qualified.

LIMITATIONS ON DIRECTOR LIABILITY

      UPC. The UPC Charter does not address the issue of director liability to the corporation.

      CAPITAL. Under Delaware law, a Delaware corporation may include in its certificate of incorporation a provision that eliminates or limits a director's personal liability for monetary damages for breach of his or her fiduciary duty, subject to certain limitations. The Capital Charter provides that a director shall not be personally liable to Capital or its stockholders for monetary damages arising out of the director's breach of his or her duty of care, except
(i) for any breach of a director's duty of loyalty to Capital or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law (iii) under Section 174 of the DGCL which imposes liability on directors for unlawful payment of dividends or unlawful stock repurchases, or (iv) for any transactions from which the director derived any improper personal benefit. Further, the Capital Charter provides that if Delaware law is subsequently amended to eliminate or limit director liability with respect to these actions, then the liability of the directors shall be eliminated or limited to the fullest extent of the law. These provisions do not, however, relieve directors of their duty to act with due care. In addition, these provisions do not prevent a stockholder from seeking equitable remedies, including an injunction prohibiting a proposed action or transaction or rescission of a consummated action or transaction.

      Under federal regulations, there is no provision for limitation of directors' liability to Capital Bank, nor does Capital Bank's charter or bylaws contain any limitation on the liability of directors of Capital Bank for conduct in their official capacities.

INDEMNIFICATION

      UPC. Under the TBCA, subject to certain exceptions, a Tennessee corporation may indemnify an individual made a party to a proceeding, because he or she is or was a director, against liability incurred in the proceeding if (i) he or she conducted himself or herself in good faith, (ii) he or she reasonably believed (a) in the case of conduct in his or her official capacity with the corporation, that his or her conduct was in the best interests of the corporation, and (b) in all other cases, that his or her conduct was at least not opposed to the corporation's best interests, and (iii) in the case of any criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful (the "Standard of Conduct"). Moreover, unless limited by its charter of incorporation, a Tennessee corporation must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party because he or she is or was a director of the corporation against reasonable expenses incurred by him or her in connection with the proceeding. Expenses incurred by a director in defending a proceeding may be paid by the corporation in advance of the final disposition of such proceeding upon receipt of a written affirmation by the director of his or her good faith belief that he or she has met the Standard of Conduct and a written undertaking by or on behalf of a director to repay such amount if it shall ultimately be determined that he or she is entitled to be indemnified by the corporation against such expenses and a determination is made that the facts known to those making the determination would preclude indemnification. Before any such indemnification is made, it must be determined that such indemnification would not be precluded by the TBCA.

      A director of a Tennessee corporation may also apply for court-ordered indemnification under certain circumstances. Unless a Tennessee corporation's charter of incorporation provide otherwise, (i) an officer of a corporation is entitled to mandatory indemnification and is entitled to apply for court-ordered indemnification to the same extent as a director; (ii) the corporation may indemnify and advance expenses to an officer, employee, or agent of the corporation to the same extent as to a director; and (iii) a corporation may also indemnify and advance expenses to an officer, employee, or agent who is not a director to the extent, consistent with public policy, that may be provided by its charter of incorporation, bylaws, general or specific action of its board of directors, or contract.

      The UPC Charter and UPC Bylaws provide for the indemnification of its directors and officers to the fullest extent permitted by Tennessee law.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling UPC pursuant to the foregoing provisions, UPC has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

      CAPITAL. Under Delaware law, directors, officers, employees and other individuals may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by, or in the right of the corporation - a "derivative action") if they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and, regarding any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys fees) incurred in connection with the defense or settlement of such actions. In the case of derivative actions, the DGCL requires court approval before there can be any indemnification when the person seeking indemnification has been found liable to the corporation. The extent that a person otherwise eligible to be indemnified is successful on the merits or otherwise of any claim or defense described above, indemnification for expenses (including attorneys' fees) actually and reasonably incurred is made mandatory by the DGCL.

      In addition to the indemnification provisions contained in the DGCL, the Capital Charter also permits the payment of expenses in advance of the full disposition of an action, to the extent permitted by law. Additionally, Capital's provision specifies that any indemnification payment to which an individual is entitled must be made within 60 days of receipt of a written request from the individual. Any advancement of expenses must be made within 20 days of the receipt of a written request. The Capital Charter also provides for the continuation of indemnification after the termination of the person's association with the company.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling Capital pursuant to the foregoing provisions, Capital has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

SPECIAL MEETINGS OF SHAREHOLDERS

      UPC. The UPC Bylaws provide that special meetings of UPC shareholders may be called, unless otherwise prescribed by law, for any purpose or purposes whatever at any time by the Chairman of the Board, the President, the Secretary, or the holders of not less than one-tenth of the shares entitled to vote at such meeting.

      CAPITAL. The DGCL provides that the board of directors or those persons authorized by the corporation's certificate of incorporation or bylaws may call a special meeting of the corporation's stockholders. The Capital Charter provides that a special meeting may only be called by a majority of the whole Capital Board (the total number of directors which Capital would have if there were no vacancies on the Capital Board.

ACTIONS BY SHAREHOLDERS WITHOUT A MEETING

      UPC. The UPC Charter and UPC Bylaws provide that any action required or permitted to be taken by UPC shareholders at a duly called meeting of UPC shareholders may be effected by the unanimous written consent of the shareholders entitled to vote on such action.

      CAPITAL. The DGCL permits any action required or permitted to be taken at a stockholder's meeting to be taken by written consent signed by the holders of the number of shares that would have been required to effect the action at an actual meeting of stockholders. Generally, holders of a majority of outstanding shares can effect such an action. The DGCL also provides that a corporation's certificate of incorporation may restrict or prohibit stockholders' actions without a meeting. The Capital Charter prohibits stockholders action without a meeting.

SHAREHOLDER NOMINATIONS AND PROPOSALS

      UPC. The UPC Charter and UPC Bylaws do not address whether a shareholder may nominate members of the UPC Board.

      CAPITAL. The Capital Bylaws specify that notice of any stockholder nomination or proposal for new business must be received by Capital at least 30 days in advance of the annual meeting; however, in the event that fewer than 40 days' notice or prior public disclosure of the date of the meeting is given or made, written notice must be submitted no later than the tenth day following the earlier of the date such notice is given or public disclosure made.

BUSINESS COMBINATIONS

      UPC. The UPC Charter requires the affirmative vote of the holders of a super-majority or more of the outstanding shares of UPC Common Stock for approval of a merger, consolidation, or a sale or lease of all or substantially all of the assets of UPC if the other party to the sale or lease is a beneficial owner of 10% or more of the outstanding shares of UPC Common Stock. The approval of the UPC shareholders is not required for any merger or consolidation of UPC with or into any corporation or entity of which a majority of the outstanding shares of all classes of capital stock is owned by UPC or any UPC subsidiary.

      The requirement of a super-majority vote of UPC's shareholders to approve certain business transactions, as described above, may discourage a change in control of UPC by allowing a minority of UPC's shareholders to prevent a transaction favored by the majority of the shareholders. Also, in some circumstances, the UPC Board could cause a super-majority vote to be required to approve a transaction thereby enabling management to retain control over the affairs of UPC and their positions with UPC. The primary purpose of the super-majority vote requirement, however, is to encourage negotiations with UPC's management by groups or corporations interested in acquiring control of UPC and to reduce the danger of a forced merger or sale of assets.

      As a Tennessee corporation, UPC is or could be subject to various legislative acts set forth in Chapter 103 of Title 48 of the Tennessee Code, which impose certain restrictions on business combinations, including, but not limited to, combinations with interested shareholders similar to those described above.

      The TBCA generally prohibits a "business combination" (generally defined to include mergers, share exchanges, sales and leases of assets, issuances of securities, and similar transactions) by UPC or a subsidiary with an "interested shareholder" (generally defined as any person or entity which beneficially owns 10% or more of the voting power of any class or series of UPC's stock then outstanding) within five years after the person or entity becomes an interested shareholder, unless the business combination or the transaction pursuant to which the interested shareholder became such was approved by the UPC Board before the interested shareholder became such, and the business combination satisfies any other applicable requirements imposed by law or by the UPC Charter or Bylaws. The TBCA also severely limits the extent to which UPC or any of its officers or directors could be held liable for resisting any business combination.

      The Tennessee Control Share Acquisition Act (the "Tennessee CSAA") generally provides that any person or group of persons that acquires the power to vote more than specified levels (one-fifth, one-third, or a majority) of the shares of certain Tennessee corporations will not have the right to vote such shares unless granted voting rights by the holders of a majority of the votes entitled to be cast, excluding "interested shares." Interested shares are those shares held by the acquiring person, officers of the corporation, and employees of the corporation who are also directors of the corporation. If approval of voting power for the shares is obtained at one of the specified levels, additional shareholder approval is required when a shareholder seeks to acquire the power to vote shares at the next level. In the absence of such approval, the additional shares acquired by the shareholder may not be voted until they are transferred to another person in a transaction other than a control share acquisition. The Tennessee CSAA applies only to those Tennessee corporations whose charters or bylaws contain an express declaration that control share acquisitions in respect of the shares of such corporations are governed by and subject to the provisions of such act. The UPC Charter and Bylaws do not currently contain such an express declaration.

      The Tennessee Greenmail Act (the "Tennessee GA") prohibits a Tennessee corporation having a class of voting stock registered or traded on a national securities exchange or registered with the SEC pursuant to Section 12(g) of the Exchange Act from purchasing, directly or indirectly, any of its shares at a price above the market value of such shares (defined as the average of the highest and lowest closing market price of such shares during the 30 trading days preceding the purchase or preceding the commencement or announcement of a tender offer if the seller of such shares has commenced a tender offer or announced an intention to seek control of the corporation) from any person who holds more than 3% of the class of securities to be purchased if such person has held such shares for less than two years, unless the purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by such corporation or the corporation makes an offer, of at least equal value per share, to all holders of shares of such class.

      The TBCA provides that no Tennessee corporation having any class of voting stock registered or traded on a national securities exchange or registered with the SEC pursuant to Section 12(g) of the Exchange Act or any of its officers or directors may be held liable at law or in equity for either having failed to approve the acquisition of shares by an interested shareholder on or before such interested shareholder's share acquisition date, or for seeking to enforce or implement the provisions of the TBCA or the Tennessee CSAA, or for failing to adopt or recommend any charter or bylaw amendment or provision in respect of any one or more of these acts or the Tennessee GA, or for opposing any merger, exchange, tender offer, or significant disposition of the assets of the resident domestic corporation or any subsidiary of such corporation because of a good faith belief that such merger, exchange, tender offer, or significant disposition of assets would adversely affect the corporation's employees, customers, suppliers, the communities in which the corporation or its subsidiaries operate or are located or any other relevant factor if such factors are permitted to be considered by the board of directors under the corporation's charter in connection with the merger, exchange, tender offer or significant disposition of assets.

      The acts described above along with the provisions of the UPC Charter regarding business combinations might be deemed to make UPC less attractive as a candidate for acquisition by another company than would otherwise be the case in the absence of such provisions. For example, if another company should seek to acquire a controlling interest of less than 66-2/3% of the outstanding shares of UPC Common Stock, the acquiror would not thereby obtain the ability to replace a majority of the UPC Board until at least the second Capital special meeting of shareholders following the acquisition, and furthermore the acquiror would not obtain the ability immediately to effect a merger, consolidation, or other similar business combination unless the described conditions were met.

      As a result, UPC's shareholders may be deprived of opportunities to sell some or all of their shares at prices that represent a premium over prevailing market prices in a takeover context. The provisions described above also may make it more difficult for UPC's shareholders to replace the UPC Board or management, even if the holders of a majority of the UPC Common Stock should believe that such replacement is in the interests of UPC. As a result, such provisions may tend to perpetuate the incumbent UPC Board and management.

      CAPITAL. The DGCL requires the approval of the Capital Board and the holders of a majority of the outstanding stock of Capital entitled to vote thereon for mergers or consolidations, and for sales, leases, or exchanges of substantially all of Capital's property and assets. The DGCL permits Capital to merge with another corporation without obtaining the approval of Capital's shareholders if: (i) Capital is the surviving corporation of the merger; (ii) the merger agreement does not amend the Capital Charter; (iii) each share of Capital Capital Stock outstanding immediately prior to the effective date of the merger is to be an identical outstanding or treasury share of Capital after the merger; and (iv) any authorized unissued shares or treasury shares of Capital Common Stock to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other securities or obligations to be issued or delivered under such plan do not exceed 20% of the shares of Capital Common Stock outstanding immediately prior to the effective date of the merger. As a result, the Capital Board could effect significant acquisitions and issue significant amounts of Capital Capital Stock on terms that may dilute the interests of existing Capital shareholders, without seeking shareholder approval.

      Section 203 of the DGCL ("Section 203") generally prohibits any person who acquires 15% or more of a corporation's outstanding voting stock (an "Interested Shareholder") from entering into any "Business Combination" with the corporation for three years, unless one of the specified exceptions applies. "Business Combination" is defined generally to include mergers and consolidations, dispositions of the corporation's assets, transactions resulting in the issuance or transfer by the corporation of its stock, transactions having the effect of increasing the proportionate share of the stock of any class or series of the corporation, and the receipt by the Interested Shareholder of certain financial benefits provided by or through the corporation.

      That three-year prohibition does not apply, however, if (i) the corporation's Board of Directors approved the Business Combination prior to the time such person became an Invested Shareholder or approved (in advance) the transaction that resulted in 15% ownership; (ii) in the transaction in which the Interested Shareholder acquired 15% ownership, that shareholder acquired at least 85% of the voting stock outstanding when the transaction was initiated (excluding shares owned by officer-directors and certain employee stock plan); or (iii) the Business Combination subsequently is approved by the Board of Directors and authorized at a shareholders' meeting by at least 66-2/3% of the outstanding voting stock, excluding the stock owned by the Interested Shareholder. In addition, Section 203 does not apply at all if (i) the corporation's original certificate of incorporation expressly elects to avoid application of Section 203; (ii) the Board of Directors amended the corporation's bylaws within 90 days of the effective date of Section 203 expressly to avoid application of Section 203; (iii) the corporation's shareholders amend the certificate or bylaws to avoid application of Section 203 (although such amendment will not be effective for 12 months); (iv) the corporation's voting stock is not listed on a national securities exchange, authorized for quotation on an interdealer quotation system on a registered national securities association, or held of record by more than 2,000 shareholders (unless the corporation nonetheless elects to be governed by Section 203); (v) the shareholder acquires 15% ownership inadvertently and then disposes of sufficient shares to eliminate that status; or (vi) the Business Combination is proposed after the public announcement, or the publication of notice, of a proposed business-combination type of transaction and prior to the consummation or abandonment of such transaction. Because the Capital Board has approved the Merger, the provisions of Section 203 would not apply to the Merger.

      In connection with certain "Business Combinations" (as defined in the Capital Charter) and related transactions between Capital and a "Related Person" (which generally includes any person or entity owning or controlling more than 10% of the outstanding voting stock of Capital), the Capital Charter provides that any Business Combination involving any Related Person must be approved by at least two-thirds of all outstanding shares of voting stock, voting together as a single class, unless the transaction (i) is authorized by a majority of the directors of the Capital Board who are unaffiliated with the Related Person and who were directors prior to the time that the Related Person became a Related Person, or (ii) meets certain fair price requirements. If the Capital Board gives such approval or such fair price requirements are met, only the affirmative vote of the majority of the outstanding stock, voting as a single class, would be required.

      The Capital Charter defines "Business Combination" as (i) any merger or consideration of Capital or any of its subsidiaries with or into any Related Person, (ii) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition other than in the ordinary course of business to or with a Related Person or any assets of Capital having an aggregate fair market value equal to or exceeding 25% or more of the combined assets of Capital and its subsidiaries,
(iii) the issuance or transfer by Capital of any securities to any Related Person in exchange for cash, securities or other property (or combination thereof) having an aggregate fair market value equal to or exceeding 25% of the combined assets of Capital and its subsidiaries, except pursuant to an employee benefit plan of Capital. (iv) the adoption of any plan or proposal for the liquidation or dissolution of Capital or any of its subsidiaries proposed by, or on behalf of, a Related Person, or (v) any reclassification, recapitalization, merger or consolidation of Capital with any of its subsidiaries or any other transaction that would have the effect of increasing the voting power of a Related Person.

      Under Delaware law, absent such a super-majority voting provision, Business Combinations, including mergers, consolidations and sales of substantially all of the assets of Capital must be approved by the vote of holders of a majority of the outstanding shares of Capital Common Stock, subject to certain exceptions. The increased stockholder vote required to approve a Business Combination may have the effect of foreclosing mergers and other business combinations which a majority of stockholders deem desirable and may place the power to prevent such a merger or combination in the hands of a minority of stockholders.

      The Capital Charter generally would prohibit Capital from acquiring, directly or indirectly, from an "interested person" (generally, a beneficial owner of 5% or more of Capital's voting stock) any of its equity securities of any class, unless (i) the acquisition is approved by the holders of at least 80% of Capital's voting stock not owned by the interested person, (ii) the acquisition is made as part of a tender or exchange offer by Capital or a Capital Subsidiary to purchase securities of the same class on the same terms to all holders of such securities and in compliance with the Exchange Act and the rules and regulations thereunder, (iii) the acquisition is pursuant to an open market purchase program approved by a majority of the Capital Board, including a majority of the Disinterested Directors, or (iv) the acquisition is at or below the market price (generally, the highest sale price for the stock on the acquisition is at or below the market price (generally, the highest sale price for the stock on the acquisition date on the Nasdaq) and is approved by a majority of the Capital Board of Directors, including a majority of the Disinterested Directors.

LIMITATIONS ON ABILITY TO VOTE STOCK

      UPC. The UPC Charter and UPC Bylaws do not contain any provision restricting a shareholder's ability to vote shares of UPC voting stock.

      CAPITAL. The Capital Charter imposes a voting limitation on any record owner who beneficially owns in excess of 10% of the outstanding shares of Capital Common Stock (the "Limit") by prohibiting such owner from voting the shares held in excess of the Limit. This provision would make it impractical for a third party to acquire beneficial ownership of more than 10% of the outstanding voting stock of Capital without first receiving stockholder and regulatory approvals, since any party who acquired shares in excess of the Limit would lose all significant rights associated with the voting of such shares.

DISSENTERS' RIGHTS OF APPRAISAL

      UPC. Under the TBCA, a shareholder of a Tennessee corporation is generally entitled to dissent from certain corporate actions, and obtain payment of the fair value of his or her shares in the event of: (i) consummation of a plan of merger to which the corporation is a party, unless shareholder approval is not required by the TBCA; (ii) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the plan; (iii) consummation of a sale or exchange of substantially all of the corporation's property other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or to a plan by which substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale; (iv) an amendment of the charter that materially and adversely affects rights in respect of a dissenter's shares because it (a) alters or abolishes a preferential right of the shares, (b) creates, alters, or abolishes a right in respect of redemption of the shares, including a provision respecting a sinking fund for the redemption or repurchase of the shares, (c) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities, (d) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights, or
(e) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under the TBCA; or (v) any corporate action taken pursuant to a shareholder vote, to the extent the charter, bylaws, or a resolution of the board of directors provide that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares. The UPC Charter and Bylaws do not provide for any such additional dissenters' rights. Because the transactions contemplated by the Agreement and Plan of Merger do not need to be approved by the shareholders of UPC, such shareholders do not have dissenters' rights with respect to the merger.

      CAPITAL. The rights of appraisal of dissenting shareholders of Capital are governed by the DGCL. Pursuant thereto, except as described below, any shareholder has the right to dissent from any merger of which Capital could be a constituent corporation. No appraisal rights are available, however, for (i) the shares of any class or series of stock that is either listed on a national securities exchange, quoted on the Nasdaq National Market System, or held of record by more than 2,000 shareholders or (ii) any shares of stock of the constituent corporation surviving a merger if the merger did not require the approval of the surviving corporation's shareholders, unless, in either case, the holders of such stock are required by an agreement of merger or consolidation to accept for that stock something other than: (a) shares of stock of the corporation surviving or resulting from the merger or consolidation; (b) shares of stock of any other corporation that will be listed at the effective time of the merger on a national securities exchange, quoted on the Nasdaq National Market System, or held of record by more than 2,000 shareholders; (c) cash in lieu of fractional shares of stock described in clause (a) or (b) immediately above; or (d) any combination of the shares of stock and cash in lieu of fractional shares described in clauses (a) through (c) immediately above.

SHAREHOLDERS' RIGHTS TO EXAMINE BOOKS AND RECORDS

      UPC. The TBCA provides that a shareholder of a Tennessee corporation may inspect and copy books and records of the corporation during regular business hours, if he or she gives the corporation written notice of his or her demand at least five business days before the date of the inspection. In order to inspect certain records, written demand must also be made in good faith and for a proper purpose and must describe with reasonable particularity the purpose of the request and the records the shareholder desires to inspect.

      CAPITAL. The DGCL similarly provides that a shareholder may inspect books and records upon written demand under oath stating the purpose of the inspection, if such purpose is reasonably related to such person's interest as a shareholder.

DIVIDENDS

      UPC. UPC's ability to pay dividends on UPC Capital Stock is governed by Tennessee corporate law. Under Tennessee corporate law, dividends may be paid so long as the corporation would be able to pay its debts as they become due in the ordinary course of business and the corporation's total assets would not be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution to shareholders whose preferential rights are superior to those receiving the distribution.

      There are various statutory limitations on the ability of the UPC Banking Subsidiaries to pay dividends to UPC. See "CERTAIN REGULATORY CONSIDERATIONS -- Payment of Dividends."

      CAPITAL. The DGCL provides that, subject to any restrictions in the corporation's certificate of incorporation, dividends may be declared from the corporation's surplus, or, if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and the preceding fiscal year. Dividends may not be declared, however, if the corporation's capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. Substantially all of the funds available for the payment of dividends by Capital are derived from its subsidiary depository institution. There are various statutory limitations on the ability of Capital's subsidiary depository institution to pay dividends to Capital.

                    COMPARATIVE MARKET PRICES AND DIVIDENDS

      UPC Common Stock is traded on the NYSE under the symbol "UPC," and Capital Common Stock is traded on the Nasdaq under the symbol "CAPS." The following table sets forth, for the indicated periods, the high and low closing sale prices for the UPC Common Stock and Capital Common Stock as reported by the NYSE and the Nasdaq respectively, and the cash dividends declared per share of UPC Common Stock and Capital Common Stock for the indicated periods. The stock prices do not include retail mark-ups, mark-downs or commissions.

                                                         UPC                                              CAPITAL
                                       --------------------------------------------        --------------------------------------
                                                                           Cash                                         Cash
                                             Price Range                Dividends              Price Range            Dividends
                                       -----------------------         Declared Per        -------------------       Declared Per
                                        High             Low              Share             High         Low            Share
                                       ------           ------         ------------        ------       ------       ------------
1998
-----------------------------------
   First Quarter...................    $67.31           $58.38              $.50           $24.25       $20.50           $.06
   Second Quarter (through
       June 4, 1998)...............                                          .50                                          .06
                                                                       ---------                                     ---------
      Total........................                                        $1.00                                         $.12
                                                                       =========                                     =========

1997
-----------------------------------
   First Quarter...................    $47.75           $38.38             $.320           $14.75       $12.75           $.06
   Second Quarter .................     52.13            41.25              .375            18.75        12.75            .06
   Third Quarter...................     56.50            49.25              .400            17.50        15.50            .06
   Fourth Quarter..................     67.88            57.00              .400            25.25        16.63            .06
                                                                       ---------                                     ---------
      Total........................                                       $1.495                                         $.24
                                                                       =========                                     =========

1996
-----------------------------------
   First Quarter...................    $31.75           $29.00              $.27            $9.50        $8.88          $.045
   Second Quarter..................     31.25            29.63               .27             9.75         8.88           .045
   Third Quarter...................     36.25            28.63               .27            11.25         9.00           .045
   Fourth Quarter..................     41.38            34.63               .27            14.75        11.13            .06
                                                                       ---------                                     ---------
      Total........................                                        $1.08                                        $.195
                                                                       =========                                     =========


      On June 4, 1998, the last sale prices of UPC Common Stock and Capital Common Stock as reported on the NYSE and on Nasdaq respectively, were $56.69 and $21.00 per share, respectively. On November 24, 1997, the last business day prior to public announcement of the Merger, the last sale prices of UPC Common Stock and Capital Common Stock as reported by the NYSE and the Nasdaq were $59.94 and $18.25 per share, respectively.

      The holders of UPC Common Stock are entitled to receive dividends when and if declared by the Board of Directors out of funds legally available therefor. Although UPC currently intends to continue to pay quarterly cash dividends on the UPC Common Stock, there can be no assurance that UPC's dividend policy will remain unchanged after completion of the Merger. The declaration and payment of dividends thereafter will depend upon business conditions, operating results, capital and reserve requirements, and the UPC Board's consideration of other relevant factors. The Agreement provides that Capital may not declare and pay cash dividends, other than regular quarterly cash dividends on the shares of Capital Common Stock in an amount not to exceed $.06 per share. There is no assurance that Capital will pay any dividends at any time, or if it does, the amount of dividends it would declare.

      UPC and Capital are each legal entities separate and distinct from their subsidiaries and their revenues depend in significant part on the payment of dividends and management fees from their respective subsidiary depository institutions. UPC's and Capital's subsidiary depository institutions are subject to certain legal restrictions on the amount of dividends they are permitted to pay. See "CERTAIN REGULATORY CONSIDERATIONS -- Payment of Dividends."

                              BUSINESS OF CAPITAL

GENERAL

      Capital, a Delaware corporation, was formed in September 1993 to serve as the holding company for Capital Bank upon the completion of Capital Bank's conversion from the mutual to the stock form (the "Conversion"). Capital received approval from the Office of Thrift Supervision (the "OTS") to acquire all of the common stock of Capital Bank to be outstanding upon completion of the Conversion. The Conversion was completed on December 28, 1993. All references to Capital or Capital, unless otherwise indicated, at or before December 28, 1993 refer to Capital Bank and its subsidiaries on a consolidated basis.

      Capital Bank is a federally chartered stock savings bank headquartered in Jefferson City, Missouri. Capital Bank, through its wholly-owned subsidiary, Capital Savings Financial Services, Inc. ("CSFS"), offers mutual funds, annuities and brokerage services to its customers.

      The principal business of Capital, which is conducted through its principal operating subsidiary Capital Bank, consists of attracting retail deposits from the general public and investing those funds primarily in one- to four-family residential mortgage loans with an increasing emphasis on consumer loans, including automobile and home equity loans. Capital also has small amounts of commercial and multi-family real estate and residential construction loans. See "-- Lending Activities." Capital purchases mortgage-backed securities and invests in U.S. Government and agency obligations and other permissible investments. See "-- Originations, Purchases, Sales and Servicing of Loans and Mortgage-Backed Securities."

      The executive offices of Capital are located at 425 Madison Street, Jefferson City, Missouri 65101, and its telephone number at that address is
(573) 635-4151.

LENDING ACTIVITIES

      GENERAL. Capital has been, and intends to continue to be, a community-oriented financial corporation offering a variety of financial services to meet the needs of the communities it serves. Capital attracts deposits from the general public and uses such deposits, together with borrowings and other funds, to originate primarily one- to four-family residential mortgage loans, consumer loans and residential construction loans, and to a much lesser extent multi-family and commercial real estate loans. These loans are originated predominantly in Capital's primary market area. Capital also purchases a limited amount of one- to four-family and commercial real estate loans and loan participations from other lenders generally to supplement loan production. At June 30, 1997, Capital's net loan portfolio totaled $190.2 million.

      Capital also purchases mortgage-backed securities and invests in U.S. Government and agency obligations and other permissible investments. See "-- Originations, Purchases, Sales and Servicing of Loans and Mortgage-Backed Securities."

      Capital primarily originates fixed- and adjustable rate, one- to four-family mortgage loans. Capital focuses on the origination of adjustable-rate mortgage ("ARM") loans and short-term consumer and other loans for retention in its portfolio. ARM and consumer loans are originated in order to increase the percentage of loans with more frequent repricing or shorter maturities, and in some cases higher yields, than fixed-rate, one- to four-family mortgage loans.

      While Capital's loan portfolio consists mainly of adjustable rate one- to four-family loans and short-term consumer loans, it also originates fixed-rate mortgage loans in response to customer demand. See "-- Lending Activities" and "-- Loan Portfolio Composition." Capital's general policy is to originate one- to four-family fixed-rate mortgages with terms up to 20 years for retention in its portfolio. Fixed-rate mortgage loans originated with terms in excess of 20 years may be either sold without recourse in the secondary market with servicing retained or retained in portfolio. Selling loans in the secondary market permits Capital to generate fee income and to reduce Capital's exposure to changes in interest rates. Capital originates loans for sale pursuant to cash sale commitments at rates agreed to by the Federal Home Loan Mortgage Corporation ("FHLMC") in order to reduce its exposure to rising interest rates. See "-- Lending Activities" and "-- One- to Four-Family Residential Mortgage Lending."

      Real estate loans are considered and approved by Capital Bank's loan committee comprised of officers of Capital Bank. Approval of at least two committee members is required for all real estate loans. Consumer loan applications are initially considered and approved at various levels of authority, depending on the type, amount and loan to value ratio of the loan. All mortgage loans in excess of $1.0 million require board approval.

      The aggregate amount of loans that Capital Bank is permitted to make under applicable federal regulations to any one borrower, including related entities, or the aggregate amount that Capital Bank can invest in any one real estate project is generally the greater of 15% of unimpaired capital and surplus or $500,000. At June 30, 1997, the maximum amount which Capital Bank could have lent to any one borrower and the borrower's related entities was approximately $2.9 million. At June 30, 1997, Capital Bank did not have any loans or series of loans with outstanding balances in excess of this amount. At that date, Capital Bank's largest lending relationship totaled $1.3 million and consisted of 14 loan participations secured by one- to four-family residential properties located in the State of Missouri. Capital Bank had eight other lending relationships to a single borrower or group of related borrowers at June 30, 1997 which exceeded $500,000. At June 30, 1997, these loans were all performing in accordance with their repayment terms.

      LOAN PORTFOLIO COMPOSITION. The following table shows the composition of Capital's loan portfolio in dollar amounts and in percentages (before deductions for loans in process, deferred fees and discounts and allowances for losses) as of the dates indicated.

                                                                        June 30,
                                     --------------------------------------------------------------------------------
                                              1993                        1994                        1995
                                     ------------------------    ------------------------    ------------------------
                                      Amount         Percent      Amount         Percent      Amount         Percent
                                     --------       ---------    --------       ---------    --------       ---------
                                                                  (Dollars in thousands)
REAL ESTATE LOANS:
   One- to four-family ..........    $122,608          93.03%    $125,376          91.76%    $137,088          89.18%
   Commercial ...................       2,179           1.65        1,836           1.34        2,634           1.71
   Multi-family .................       1,117            .85          929            .68        1,618           1.05
   Construction or development ..         814            .62        1,807           1.32        2,657           1.73
                                     --------       ---------    --------       ---------    --------       ---------
     Total real estate loans ....     126,718          96.15      129,948          95.10      143,997          93.70
                                     --------       ---------    --------       ---------    --------       ---------

OTHER LOANS:
   Consumer Loans:
     Home equity/2nd mortgage ...       1,711           1.30        2,098           1.54        4,498           2.93
     Automobile .................       1,119            .85        2,016           1.48        3,067           2.00
     Home improvement ...........         236            .18          640            .47          424            .28
     Deposit account ............         706            .54          756            .55          702            .46
     Student ....................         274            .21          334            .24          422            .28
     Unsecured ..................         245            .19          310            .23          270            .18
     Other ......................         786            .60          534            .39          339            .22
                                     --------       ---------    --------       ---------    --------       ---------
        Total consumer loans ....       5,077           3.85        6,688           4.90        9,722           6.33
                                     --------       ---------    --------       ---------    --------       ---------
        Total loans .............     131,795         100.00%     136,636         100.00%     153,719         100.00%
                                                    =========                   =========                   =========

LESS:
   Loans in process .............         512                       1,155                       1,195
   Deferred fees and discounts ..         123                         146                         167
   Allowance for losses .........         425                         454                         514
                                     --------                    --------                    --------
      Total loans receivable, net    $130,735                    $134,881                    $151,843
                                     ========                    ========                    ========

                                                           June 30,
                                     ----------------------------------------------------
                                              1996                        1997
                                     ------------------------    ------------------------
                                      Amount         Percent      Amount         Percent
                                     --------       ---------    --------       ---------
                                                   (Dollars in thousands)
REAL ESTATE LOANS:
   One- to four-family ..........    $146,476          86.71%    $163,586          85.23%
   Commercial ...................       5,619           3.33        5,993           3.12
   Multi-family .................       1,767           1.04        6,175           3.22
   Construction or development ..       2,939           1.74        1,472            .77
                                     --------       ---------    --------       ---------
     Total real estate loans ....     156,801          92.82      177,226          92.34%
                                     --------       ---------    --------       ---------

OTHER LOANS:
   Consumer Loans:
     Home equity/2nd mortgage ...       5,279           3.12        6,761           3.52
     Automobile .................       4,071           2.41        4,799           2.50
     Home improvement ...........         496            .29          494            .26
     Deposit account ............         973            .58          917            .48
     Student ....................         366            .22          326            .17
     Unsecured ..................         441            .26          696            .36
     Other ......................         506            .30          718            .37
                                     --------       ---------    --------       ---------
        Total consumer loans ....      12,132           7.18       14,711           7.66
                                     --------       ---------    --------       ---------
        Total loans .............     168,933         100.00%     191,937         100.00%
                                                    =========                   =========

LESS:
   Loans in process .............       1,485                         801
   Deferred fees and discounts ..         191                         194
   Allowance for losses .........         634                         739
                                     --------                    --------
      Total loans receivable, net    $166,623                    $190,203
                                     ========                    ========

            The following table shows the composition of Capital's loan portfolio by fixed and adjustable rate at the dates indicated.

                                                                                  June 30,
                                          ----------------------------------------------------------------------------------------
                                                     1993                           1994                           1995
                                          --------------------------     --------------------------     --------------------------
                                           Amount            Percent      Amount            Percent      Amount            Percent
                                          --------           -------     --------           -------     --------           -------
                                                                           (Dollars in thousands)
FIXED-RATE LOANS:
   Real Estate:
     One- to four-family................   $40,749            30.92%      $42,076            30.80%      $40,454            26.31%
     Commercial.........................     1,129              .86           877              .64           885              .58
     Multi-family.......................       172              .13           110              .08            94              .06
     Construction or development........       814              .62         1,807             1.32         2,657             1.73
                                          --------           -------     --------           -------     --------           -------
      Total fixed-rate real estate
        loans...........................    42,864            32.53        44,870            32.84        44,090            28.68
   Consumer.............................     3,366             2.55         4,582             3.35         6,821             4.44
                                          --------           -------     --------           -------     --------           -------
       Total fixed-rate loans...........    46,230            35.08        49,452            36.19        50,911            33.12
                                          --------           -------     --------           -------     --------           -------

ADJUSTABLE-RATE LOANS:
   Real estate:
    One- to four-family(1)..............    81,859            62.11        83,300            60.97        96,634            62.86
    Commercial..........................     1,050              .80           959              .70         1,749             1.14
    Multi-family........................       945              .72           819              .60         1,524              .99
                                          --------           -------     --------           -------     --------           -------
      Total adjustable-rate real
        estate loans....................    83,854            63.63        85,078            62.27        99,907            64.99
   Consumer.............................     1,711             1.29         2,106             1.54         2,901             1.89
                                          --------           -------     --------           -------     --------           -------
      Total adjustable rate loans.......    85,565            64.92        87,184            63.81       102,808            66.88
                                          --------           -------     --------           -------     --------           -------
      Total loans.......................   131,795           100.00%      136,636           100.00%      153,719           100.00%
                                                             =======                        =======                        =======

LESS:
   Loans in process.....................       512                          1,155                          1,195
   Deferred fees and discounts..........       123                            146                            167
   Allowance for losses.................       425                            454                            514
                                          --------                       --------                       --------
      Total loans receivable, net.......  $130,735                       $134,881                       $151,843
                                          ========                       ========                       ========

                                                                     June 30,
                                            ---------------------------------------------------------
                                                       1996                           1997
                                            --------------------------     --------------------------
                                             Amount            Percent      Amount            Percent
                                            --------           -------     --------           -------
                                                              (Dollars in thousands)
FIXED-RATE LOANS:
   Real Estate:
     One- to four-family.................    $41,628            24.64%      $43,238            22.53%
     Commercial..........................        987              .58         2,464             1.28
     Multi-family........................        573              .34         3,633             1.89
     Construction or development.........      2,939             1.74         1,472              .77
                                            --------           -------     --------           -------
      Total fixed-rate real estate
        loans............................     46,127            27.30        50,805            26.47
   Consumer..............................      8,998             5.33        11,011             5.74
                                            --------           -------     --------           -------
       Total fixed-rate loans............     55,125            32.63        61,817            32.21
                                            --------           -------     --------           -------

ADJUSTABLE-RATE LOANS:
   Real estate:
    One- to four-family(1)...............    104,848            62.06       120,349            62.70
    Commercial...........................      4,632             2.74         3,529             1.84
    Multi-family.........................      1,194              .71         2,542             1.32
                                            --------           -------     --------           -------
      Total adjustable-rate real
        estate loans.....................    110,674            65.51       126,420            65.86
   Consumer..............................      3,134             1.86         3,700             1.93
                                            --------           -------     --------           -------
      Total adjustable rate loans........    113,808            67.37       130,120            67.79
                                            --------           -------     --------           -------
      Total loans........................    168,933           100.00%      191,937           100.00%
                                                               =======                        =======

LESS:
   Loans in process......................      1,485                            801
   Deferred fees and discounts...........        191                            194
   Allowance for losses..................        634                            739
                                            --------                       --------
      Total loans receivable, net........   $166,623                       $190,203
                                            ========                       ========

-------------------
(1) Includes five- and seven-year ARM loans totaling $0, $0, $5.5 million, $9.8 million, and $28.7 million at June 30, 1993, 1994, 1995, 1996, and
      1997, respectively.

      The following table illustrates the interest rate sensitivity of Capital's loan portfolio at June 30, 1997. Loans which have adjustable or renegotiable interest rates are shown as maturing in the period during which the contract is due. The schedule does not reflect the effects of possible prepayments or enforcement of due-on-sale clauses.

                                             Real Estate
                      ------------------------------------------------------------
                                           Multi-Family and     Construction or
                      One- to Four-Family     Commercial           Development            Consumer               Total
                      -------------------  ------------------   ------------------   ------------------    ------------------
                                Weighted             Weighted             Weighted             Weighted              Weighted
                                 Average              Average              Average              Average               Average
                       Amount     Rate      Amount     Rate      Amount     Rate      Amount      Rate      Amount     Rate
                      --------  ---------  --------  --------   --------  --------   --------  --------    --------  --------
                                                             (Dollars in thousands)
   Due During
 Periods Ending
    June 30,
------------------
1998(1) ..........    $    233    7.13%    $    205    8.97%    $    446    8.17%    $  1,623     9.12%    $  2,507    8.76%
1999 .............         331    7.69           21    9.23           --      --        1,971     9.14        2,323    8.94
2000 .............         719    7.64            8    8.70           --      --        2,476     9.85        3,203    9.35
2001 and 2002 ....       3,070    7.96          392    8.36           --      --        3,730     9.67        7,192    8.87
2003 to 2007 .....      20,908    7.95        1,452    8.85           --      --        4,144     9.87       26,503    8.30
2008 to 2012 .....      36,668    8.00        4,027    8.55           --      --          167    10.14       40,862    8.07
2013 and following     101,657    7.94        6,063    8.44        1,026    8.38          600     9.92      109,347    7.98
                      --------             --------             --------             --------              --------
   Total .........    $163,586    7.95%    $ 12,168    8.53%    $  1,472    8.32%    $ 14,711     9.64%    $191,937    8.12%
                      ========             ========             ========             ========              ========

------------------------

(1) Includes demand loans, loans having no stated maturity, and overdraft loans.

      The total amount of loans due after June 30, 1998 which have predetermined interest rates is $59.7 million, while the total amount of loans due after such dates which have floating or adjustable interest rates is $129.8 million.

      ONE- TO FOUR-FAMILY RESIDENTIAL MORTGAGE LENDING. Residential loan originations are generated by Capital's marketing efforts, its present customers, walk-in customers and referrals from real estate agents and builders. Capital focuses its lending efforts primarily on the origination of loans secured by first mortgages on owner-occupied, one- to four-family residences. At June 30, 1997, Capital's one- to four-family residential mortgage loan portfolio totaled $163.6 million, or approximately 85.3% of Capital's gross loan portfolio. Approximately 9.7% of Capital's one- to four-family mortgage loan portfolio has been purchased, generally from other financial institutions. See "-- Originations, Purchases, Sales and Servicing of Loans and Mortgage-Backed Securities."

      Capital currently offers fixed-rate and ARM loans. During the year ended June 30, 1997, Capital originated $25.7 million of ARM loans secured by one- to four-family residential real estate. During the same period, Capital originated $11.9 million of fixed-rate real estate loans secured by one- to four-family residential real estate. Substantially all Capital's one- to four-family residential mortgage originations are in its primary market area. See "-- Originations, Purchases, Sales and Servicing of Loans and Mortgage-Backed Securities."

      Capital currently originates one- to four-family residential mortgage loans with terms of up to 30 years in amounts up to 95% of the appraised value of the security property. Capital generally requires that private mortgage insurance be obtained in an amount sufficient to reduce Capital's exposure to 80% or less of the loan-to-value level. Interest rates charged on fixed-rate loans are competitively priced according to market conditions. Residential loans generally do not include prepayment penalties.

      Most of Capital's fixed-rate mortgage loans conform to secondary market standards (i.e., Federal National Mortgage Association ("FNMA") and FHLMC standards). Capital typically retains fixed-rate loans with terms of 20 years or less for its loan portfolio. Fixed-rate mortgage loans originated with terms in excess of 20 years may be either sold without recourse in the secondary market with servicing retained or retained in portfolio. Capital, at times, retains fixed-rate loans with terms in excess of 20 years for its portfolio. Capital's decision to retain such loans depends upon the current interest rate environment and Capital's desired ratio of fixed-rate to adjustable-rate loans as may be consistent with its asset liability objectives. During fiscal 1997, Capital Bank originated $4.9 million of fixed-rate one- to four-family residential loans with terms in excess of 20 years, all of which were retained in portfolio.

      Capital currently offers one, three, five and seven year ARM loans with monthly principal and interest payments typically based on a 30 year amortization schedule. These loans generally have a stated interest rate margin over the yields on comparable U.S. Treasury securities. The three year ARM loans adjust every three years. The five and seven year ARM loans are fixed-rate loans for the initial stated term and then automatically convert into one year ARM loans. These loans provide for periodic and lifetime caps over the initial rate. As a consequence of using an initial fixed-rate and caps, the interest rates on these loans may not be as rate sensitive as is Capital's cost of funds. Capital's ARMs do not permit negative amortization of principal and are not convertible into a fixed rate loan, but may be assumable in the case of a qualified borrower. The ARM loans offered by Capital sometimes provide for initial rates of interest below the rates which would prevail were the index used for pricing applied initially. These loans are subject to increased risk of delinquency or default as the higher, fully-indexed rate of interest subsequently comes into effect; however, Capital generally qualifies borrowers at the fully indexed rate. Capital has not experienced greater delinquency rates on its ARM loans compared to its fixed-rate residential loans.

      In underwriting one- to four-family residential real estate loans, Capital evaluates both the borrower's ability to make monthly payments and the value of the property securing the loan. Properties securing real estate loans made by Capital are appraised by independent fee appraisers approved by the Board. Capital generally requires borrowers to obtain an attorney's title opinion or title insurance, and fire and property insurance (including flood insurance, if necessary) in an amount not less than the amount of the loan. Real estate loans originated by

Capital generally contain a "due on sale" clause allowing Capital to declare the unpaid principal balance due and payable upon the sale of the security property.

      COMMERCIAL AND MULTI-FAMILY REAL ESTATE LENDING. Capital also engages in a limited amount of commercial and multi-family real estate lending in its primary market area and purchases a limited number of whole loan and participation interests in loans primarily from other financial institutions. At June 30, 1997, Capital had loans secured by commercial and multi-family real estate totaling $6.0 million and $6.2 million, respectively, which in the aggregate represented 6.3% of Capital's gross loan portfolio compared to 4.4% of Capital's gross loan portfolio at June 30, 1996. Capital intends, subject to market conditions, to continue to place additional emphasis on this type of lending.

      Capital's commercial and multi-family real estate loan portfolio is secured primarily by small office buildings and apartment buildings. Commercial and multi-family real estate loans generally have terms that do not exceed 25 years and a variety of rate adjustment features and other terms. Generally, the loans are made in amounts up to 80% of the appraised value of the security property. Adjustable rate commercial and multi-family real estate loans provide for a margin over a designated index, which is generally the one year Treasury Bill rate. In underwriting these loans, Capital currently analyzes the financial condition of the borrower, the borrower's credit history, and the reliability and predictability of the cash flow generated by the property securing the loan. Capital generally requires personal guaranties of the borrowers. Appraisals on properties securing commercial real estate loans originated by Capital are performed by independent appraisers.

      The largest multi-family real estate loan outstanding at June 30, 1997 was a $1.2 million loan participation secured by apartment buildings located in the State of Missouri. At June 30, 1997, this loan was performing in accordance with its terms.

      Multi-family and commercial real estate loans generally present a higher level of risk than loans secured by one- to four-family residences. This greater risk is due to several factors, including the concentration of principal in a limited number of loans and borrowers, the effect of general economic conditions on income producing properties and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by multi-family and commercial real estate is typically dependent upon the successful operation of the related real estate project. If the cash flow from the project is reduced (for example, if leases are not obtained or renewed, or a bankruptcy court modifies a lease term, or a major tenant is unable to fulfill its lease obligations), the borrower's ability to repay the loan may be impaired.

      CONSTRUCTION LENDING. Capital engages in limited amounts of construction lending to individuals for the construction of their residences as well as to builders for the construction of single-family homes in Capital's primary market area. At June 30, 1997, Capital had $1.5 million of gross construction loans, of which approximately $1.3 million were to borrowers who indicated that they intended to live in the residence upon completion of construction.

      Construction loans to individuals for their residences are structured to be converted to permanent loans at the end of the construction phase which typically runs from six months to one year. These construction loans have rates and terms which match one- to four-family loans then offered by Capital, except that during the construction phase the borrower pays interest only. The maximum loan-to-value ratio of owner occupied single family construction loans is typically 80%, and in a very limited number of situations 90%. Residential construction loans are generally underwritten pursuant to the same guidelines used for originating permanent one- to four-family residential loans.

      Construction loans are obtained primarily from builder references and individuals who have previously borrowed from Capital, as well as from referrals from existing customers. The application process includes a submission to Capital of the plans and costs of the project to be constructed. These items are used as a basis to determine the appraised value of the subject property. Loans are based on the lesser of current appraised value or the cost of construction (land plus building).

      CONSUMER LENDING. Capital offers a variety of secured consumer loans, including automobile, home equity, home improvement, student loans, and loans secured by savings deposits. In addition, Capital offers unsecured consumer loans, including an overdraft checking line-of-credit. Capital currently originates substantially all of its consumer loans in its primary market area. Capital originates consumer loans on a direct basis where Capital extends credit directly to the borrower. Almost all consumer loans are made on a fixed-rate basis, except for home equity loans, which are tied to third party indices. Management considers consumer lending to be an important component of its business strategy and has been placing increasing emphasis on such lending. In addition, management believes that offering consumer loan products helps expand and create stronger ties to its existing customer base.

      At June 30, 1997, Capital's consumer loan portfolio totaled $14.7 million, or 7.7% of its gross loan portfolio. At June 30, 1997, 73.1% of consumer loans were short- and intermediate-term, fixed-rate loans and 26.9% were adjustable rate loans.

      The largest component of Capital's consumer portfolio consists of home equity and home improvement loans. Home equity and home improvement loans secured by second mortgages, together with loans secured by all prior liens, are generally limited to 85% or less of the appraised value of the property securing the loan. Generally, such loans have a maximum term of up to 10 years. As of June 30, 1997, home equity and home improvement loans totaled to $7.3 million or 3.8% of Capital's gross loan portfolio.

      Automobile loans totaled $4.8 million or 2.5% of Capital's gross loan portfolio at June 30, 1997. Automobile loans typically are made for up to 60 months for new vehicles, and up to 48 months for used vehicles. Loans secured by automobiles are generally originated for 90% of the lesser of the retail sales price or NADA Official Used Car Guide's Retail Price of the automobile securing the loan. The dollar volume of new and used vehicle lending has generally been about the same over the past several years.

      Consumer loan terms vary according to the type and value of collateral, length of contract and creditworthiness of the borrower. The underwriting standards employed by Capital for consumer loans include an application, a determination of the applicant's payment history on other debts and an assessment of ability to meet existing obligations and payments on the proposed loan. Although creditworthiness of the applicant is a primary consideration, the underwriting process also includes a comparison of the value of the security, if any, in relation to the proposed loan amount.

      Consumer loans may entail greater credit risk than do residential mortgage loans, particularly in the case of consumer loans which are unsecured or are secured by rapidly depreciable assets, such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be affected by adverse personal circumstances. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans. At June 30, 1997, substantially all of Capital's consumer loans were performing in accordance with their terms. See "-- Non-Performing Assets and Classified Assets." There can be no assurances, however, that delinquencies will not occur in the future.

ORIGINATIONS, PURCHASES, SALES AND SERVICING OF LOANS AND MORTGAGE-BACKED SECURITIES

      Capital originated $51.4 million of loans during fiscal 1997, compared to $60.8 million and $44.5 million in fiscal 1996 and 1995, respectively. management attributes the higher originations during 1997 and 1996 to increased marketing efforts and increased demand in Capital's primary lending area. The higher loan originations during fiscal 1996 were somewhat offset by a higher level of repayments during that period. In fiscal 1997, $34.7 million of loans were repaid, compared to $41.7 million and $26.7 million in fiscal 1996 and 1995, respectively. In periods of economic uncertainty, Capital's ability to originate large dollar volumes of real estate loans may be substantially reduced or restricted, with a resultant decrease in related loan fee income and operating earnings.

      Capital also sells whole real estate loans without recourse to the FHLMC. Sales of whole loans generally are beneficial to Capital since these sales may generate income at the time of sale, produce future servicing income, provide funds for additional lending and other investments and increase liquidity. Capital sold whole loans in aggregate amounts of $3.5 million and $12.3 million during the years ended June 30, 1995 and 1996, respectively. No loans were sold during fiscal 1997 as a result of management's decision to hold higher yielding long term loans during the period. See "Asset\Liability Management" in the Annual Report.

      When loans are sold, Capital typically retains the responsibility for servicing the loans. Capital receives a servicing fee for performing these services. Capital serviced mortgage loans for others amounting to $41.9 million, $47.1 million and $41.0 million at June 30, 1995, 1996 and 1997, respectively.

      During fiscal 1995, 1996 and 1997, Capital purchased $2.7 million, $8.3 million, and $6.0 million of loans and loan participations. Capital's portfolio of purchased whole loans and loan participations secured by one- to four-family residences totaled $15.8 million at June 30, 1997. Approximately $12.9 million and $2.2 million of such loans are secured by properties located in Missouri and Texas, respectively, with the remainder of such loans secured by properties located throughout the United States.

      Capital also has a portfolio of fixed-rate and adjustable-rate mortgage-backed securities. At June 30, 1997, mortgage-backed and related securities totaled $23.4 million, or 11.0% of Capital's total loan and mortgage-backed and related securities portfolio. See "-- Mortgage-Backed Securities."

      The following table shows the loan origination, purchase, sale and repayment activities of Capital for the periods indicated.

                                                                                                 Year Ended June 30,
                                                                                     -------------------------------------------
                                                                                         1995            1996            1997
                                                                                     -------------   -------------   -----------
                                                                                                    (In thousands)
ORIGINATIONS BY TYPE:
   Adjustable rate:
     Real estate - one- to four-family.......................................           $24,624         $26,275         $25,675
        Commercial...........................................................               157             867             575
        Multi-family.........................................................               802             225           1,117
   Non-real estate - consumer................................................                --              --              --
                                                                                     -------------   -------------   -----------
         Total adjustable-rate...............................................            25,583          27,367          27,367
                                                                                     -------------   -------------   -----------
   Fixed rate:
      Real estate - one- to four-family......................................             8,613          21,541          11,872
         Commercial..........................................................               134             303              97
         Multi-family........................................................                --              86           1,513
         Construction or development.........................................             4,342           4,720           1,761
   Non-real estate - consumer................................................             5,809           6,766           8,768
                                                                                     -------------   -------------   -----------
         Total fixed-rate....................................................            18,898          33,416          24,011
                                                                                     -------------   -------------   -----------
         Total loans originated..............................................            44,481          60,783          51,378
                                                                                     -------------   -------------   -----------

PURCHASES:
   Real estate - one- to four-family.........................................             1,656           5,773           4,153
      Commercial.............................................................             1,012           2,494             600
      Multi-family...........................................................                --              --           1,200
   Mortgage-backed securities................................................             8,331          14,610           1,357
                                                                                     -------------   -------------   -----------
         Total purchases.....................................................            10,999          22,877           7,310
                                                                                     -------------   -------------   -----------

SALES AND REPAYMENTS:
   Real estate - one-to four-family sales....................................             3,466          12,287              --
   Loans and mortgage-backed securities principal repayments                             29,080          46,802          40,680
                                                                                     -------------   -------------   -----------
         Total reductions....................................................            32,526          59,089          40,680
                                                                                     -------------   -------------   -----------
   Increase (decrease) in other items, net...................................               (61)           (314)            681
                                                                                     -------------   -------------   -----------
         Net increase (decrease).............................................           $22,893         $24,257         $18,689
                                                                                     =============   =============   ===========


NON-PERFORMING ASSETS AND CLASSIFIED ASSETS

      Generally, when a borrower fails to make a required payment on real estate secured loans and consumer loans Capital institutes collection procedures by mailing a computer generated delinquency notice. The customer is contacted again, by notice or telephone, when the delinquency is not promptly cured. In most cases, delinquencies are cured promptly; however, if a loan secured by real estate or other collateral has been delinquent for more than 60 days, a final letter is sent demanding payment and the customer is requested to make arrangements to bring the loan current. At 90 days past due, a thirty day foreclosure notice is sent, and if the loan is 120 days overdue, unless satisfactory arrangements have been made, immediate repossession or foreclosure procedures will commence.

      The following table sets forth Capital's loan delinquencies by type, by amount and by percentage of type at June 30, 1997.


                                                            Loans Delinquent for:
                                     ------------------------------------------------------------------------
                                             60-89 Days                           90 Days and Over
                                     ---------------------------------    -----------------------------------
                                                            Percent                                 Percent
                                                            of Loan                                 of Loan
                                     Number    Amount      Category       Number       Amount      Category
                                     -------  ---------  -------------  -----------  ---------  -------------
                                                                               (Dollars in thousands)
One- to four-family..............        21     $1,040       .64%             9          $627        .38%
Commercial and multi-
    family real estate...........        --         --        --              1            46        .38
Consumer.........................         5         39       .27              3            15        .10
                                     -------  ---------  -------------  -----------  ---------  -------------
   Total.........................        26     $1,079       .57%            13          $688        .36%
                                     =======  =========  =============  ===========  =========  =============



                                                 Total Delinquent
                                                      Loans
                                      --------------------------------------
                                                                Percent
                                                                of Loan
                                        Number       Amount     Category
                                      -----------  ----------  -------------
                                               (Dollars in thousands)
One- to four-family..............         30          $1,667      1.02%
Commercial and multi-
    family real estate...........          1              46       .38
Consumer.........................          8              54       .37
                                      -----------  ----------  -------------
   Total.........................         39          $1,767       .93%
                                      ===========  ==========  =============


      The table below sets forth the amounts and categories of non-performing assets in Capital's loan portfolio. Loans are placed on non-accrual status when the collection of principal and/or interest become doubtful. Foreclosed assets include assets acquired in settlement of loans.


                                                                                               June 30,
                                                                   ---------------------------------------------------------------
                                                                       1993        1994        1995          1996         1997
                                                                   ----------  -----------  ----------  -------------  -----------
                                                                                       (Dollars in thousands)
NON-ACCRUING LOANS:
   One- to four-family......................................         $    61     $    34     $    66        $  252        $  328
                                                                   ----------  -----------  ----------  -------------  -----------
       Total................................................              61          34          66           252           328
                                                                   ----------  -----------  ----------  -------------  -----------

ACCRUING LOANS DELINQUENT MORE THAN 90 DAYS:
   One- to four-family......................................             101          65          59           159           299
   Commercial and multi-family  real estate.................              --          --          --            48            46
   Consumer.................................................               8          --          --             4            15
                                                                   ----------  -----------  ----------  -------------  -----------
       Total................................................             109          65          59           211           360
                                                                   ----------  -----------  ----------  -------------  -----------

FORECLOSED ASSETS:
   One-to four-family.......................................              62         107          93            27            55
   Construction.............................................              46          14          14            14            14
   Consumer.................................................              --          --          --             3            --
                                                                   ----------  -----------  ----------  -------------  -----------
       Total................................................             108         121         107            44            69
                                                                   ----------  -----------  ----------  -------------  -----------

   Troubled debt restructurings.............................           1,657       1,433          --            --            --
                                                                   ----------  -----------  ----------  -------------  -----------
   Total non-performing assets..............................          $1,935      $1,653        $232          $507          $757
                                                                   ==========  ===========  ==========  =============  ===========

Total non-performing assets as a percentage of
    total assets............................................            1.19%        .97%        .12%          .23%          .31%
                                                                   ==========  ===========  ==========  =============  ===========

Total assets................................................        $163,060    $170,235    $186,677      $217,954      $242,518
                                                                   ==========  ===========  ==========  =============  ===========


      For the year ended June 30, 1997 gross interest income which would have been recorded had the non-accruing loans been current in accordance with their original terms amounted to $57,000. The amount that was included in interest income on such loans totaled $47,000.

      As of June 30, 1997, except as discussed below under "Other Loans of Concern", there were no other loans not included in the table above where known information about the possible credit problems of borrowers caused management to have doubts as to the ability of the borrower to comply with present loan repayment terms and which may result in disclosure of such loans in the future.

      OTHER LOANS OF CONCERN. In addition to the non-performing assets set forth in the table above, as of June 30, 1997, there was an aggregate of $1,079,000 in net book value of loans (21 loans aggregating $1,040,000 secured by single family residences and 5 loans aggregating $39,000 secured by consumer property) with respect to which known information about the possible credit problems of the borrowers have caused management to have doubts as to the ability of the borrowers to comply with present loan repayment terms and which may result in the future inclusion of such items in the non-performing asset categories. These loans have been considered in management's determination of the adequacy of Capital's allowance for loan losses.

      In connection with the filing of its periodic reports with the OTS and in accordance with its classification of assets policy, Capital Bank regularly reviews the loans in its portfolio to determine whether any loans require classification in accordance with applicable regulations. On the basis of management's review of its assets, at June 30, 1997, Capital Bank had classified a total of $708,000 of its assets as substandard, $46,000 as doubtful and none as loss.

      At June 30, 1997, total classified assets (including real estate owned), totaled $754,000, or 3.5% of Capital Bank's capital, or .31% of Capital Bank's total assets.

      ALLOWANCE FOR LOAN LOSSES. The allowance for loan losses is established through a provision for loan losses based on management's evaluation of the risk inherent in its loan portfolio and changes in the nature and volume of its loan activity, including those loans which are being specifically monitored by management. Such evaluation, which includes a review of loans for which full collectibility may not be reasonably assured, considers among other matters, the loan classifications discussed above, the estimated fair value of the underlying collateral, economic conditions, historical loan loss experience, and other factors that warrant recognition in providing for an adequate loan loss allowance.

      Real estate properties acquired through foreclosure are recorded at the lower of cost or fair value. If fair value at the date of foreclosure is lower than the balance of the related loan, the difference will be charged-off to the allowance for loan losses at the time of transfer. Valuations are periodically updated by management and if the value declines, a specific provision for losses on such property is established by a charge to operations.

      Although management believes that it uses the best information available to determine the allowances, unforeseen market conditions could result in adjustments and net earnings could be significantly affected if circumstances differ substantially from the assumptions used in making the final determination. Future additions to Capital's allowances will be the result of periodic loan, property and collateral reviews and thus cannot be predicted in advance. In addition, federal regulatory agencies, as an integral part of the examination process periodically reviews Capital's allowance for loan losses. Such agencies may require Capital to recognize additions to the allowance level upon their judgment of the information available to them at the time of their examination. At June 30, 1997, Capital had a total allowance for loan losses of $739,000, representing 107.4% of total non-performing loans and 97.6% of non-performing assets. See Note 3 of the Notes to Consolidated Financial Statements included in this Proxy Statement.

      The following table sets forth an analysis of Capital's allowance for loan losses.

                                                                                      Year Ended June 30,
                                                                  ------------------------------------------------------------
                                                                     1993          1994      1995        1996          1997
                                                                  -----------   ---------  ----------  ---------   -----------
                                                                                    (Dollars in thousands)
Balance at beginning of period..............................          $409          $425      $454        $514          $634

CHARGE-OFFS:
   Consumer.................................................            10            --        --          --            17
   One- to four-family......................................            24            11        --          --            --
   Multi-family.............................................            --            --        --          --            --
                                                                  -----------   ---------  ----------  ---------   -----------
Total charge-offs...........................................            34            11        --          --            17
                                                                  -----------   ---------  ----------  ---------   -----------

RECOVERIES:
   Consumer.................................................             3            --        --          --             2
                                                                  -----------   ---------  ----------  ---------   -----------
Total recoveries............................................             3            --        --          --             2
                                                                  -----------   ---------  ----------  ---------   -----------

Net charge-offs.............................................            31            11        --          --            15
Provisions charged to income................................            47            40        60         120           120
                                                                  -----------   ---------  ----------  ---------   -----------
Balance at end of period....................................          $425          $454      $514        $634          $739
                                                                  ===========   =========  ==========  =========   ===========

Ratio of net charge-offs during the period to
   average non-performing assets............................           .02%          .01%       --%         --%          .01%
                                                                  ===========   =========  ==========  =========   ===========


Ratio of net charge-offs during the period to
   average non-performing assets............................          1.21%          .63%       --%         --%         2.69%
                                                                  ===========   =========  ==========  =========   ===========

      The distribution of Capital's allowance for loan losses at the dates indicated is summarized as follows:

                                     1993                        1994                   1995
                             -----------------------  ----------------------- ---------------------
                                        Percent of               Percent of             Percent of
                                         Loans in                 Loans in               Loans in
                                           Each                     Each                   Each
                                       Category to              Category to            Category to
                                          Total                    Total                  Total
                             Amount       Loans       Amount       Loans      Amount      Loans
                            --------- ------------   ---------- -----------  ---------  ---------
                                                      (Dollars in thousands)
One- to four-family.....       $352       93.03%        $366       91.76%       $377      89.18%
Multi-family............         16         .85           16         .68          26       1.05
Commercial real estate..         16        1.65           16        1.34          26       1.71
Consumer................         41        3.85           56        4.90          85       6.32
Unallocated.............         --         .62           --        1.32          --       1.74
                            --------- ------------   ---------- -----------  ---------  ---------
   Total................       $425      100.00%        $454      100.00%       $514     100.00%
                            ========= ============   ========== ===========  =========  =========


                                      1996                   1997
                             ---------------------- -------------------
                                       Percent of            Percent of
                                        Loans in              Loans in
                                          Each                  Each
                                      Category to           Category to
                                         Total                 Total
                             Amount      Loans      Amount     Loans
                            --------  ------------  --------  ---------
                                   (Dollars in thousands)
One- to four-family.....       $409      86.71%       $461     85.23%
Multi-family............         55       1.05          65      3.22
Commercial real estate..         55       3.33          65      3.12
Consumer................        115       7.18         148      7.66
Unallocated.............         --       1.74          --       .77
                            --------  ------------  --------  ---------
   Total................       $634     100.00%       $739    100.00%
                            ========  ============  ========  =========

INVESTMENT ACTIVITIES

      Capital Bank must maintain minimum levels of investments that qualify as liquid assets under OTS regulations. Historically, Capital Bank has generally maintained its liquid assets above the minimum requirements imposed by the OTS regulations and at a level believed adequate to meet requirements of normal daily activities, repayment of maturing debt and potential deposit outflows. As of June 30, 1997, Capital Bank's liquidity ratio (liquid assets as a percentage of net withdrawable savings deposits and current borrowings) was 7.1%.

      Generally, the investment policy of Capital is to invest funds among various categories of investments and maturities based upon Capital's need for liquidity, to achieve the proper balance between its desire to minimize risk and maximize yield, to provide collateral for borrowings, and to fulfill asset/liability management policies.

      INVESTMENT SECURITIES. At June 30, 1997, Capital's interest-bearing deposits in other financial institutions totaled $4.5 million or 1.8% of its total assets, and investment securities (including a $3.0 million investment in the common stock of the FHLB of Des Moines) totaled $16.7 million or 6.9% of its total assets. It is Capital's general policy to purchase U.S. Government securities and federal agency obligations, state and local government obligations, commercial paper, short-term corporate debt securities and overnight federal funds. Capital also has invested in mutual funds consisting primarily of U.S. Government securities and federal agency obligations. At June 30, 1997, the weighted average term to maturity or repricing of the investment securities portfolio (excluding the FHLB stock and other marketable securities) was 5.69 years.

      The following table sets forth the composition of Capital's investment portfolio at the dates indicated.

                                                                                      June 30,
                                                  -------------------------------------------------------------------------------
                                                            1995                       1996                      1997
                                                  ---------------------------  ------------------------  ------------------------
                                                   Carrying      Percent of    Carrying    Percent of    Carrying   Percent of
                                                     Value          Total        Value        Total       Value        Total
                                                  ------------  -------------  ----------  ------------  ---------  -------------
                                                                              (Dollars in thousands)
Investment Securities:
   U.S.  government securities.................     $ 5,853        57.15%      $    799       4.98%     $      --       -- %
   Federal agency obligations..................       2,499        24.40         12,968      80.82         12,475     74.63
   Equity securities (1).......................          32          .31            179       1.12          1,215      7.27
                                                  ------------  -------------  ----------  ----------    ---------  ----------
      Subtotal.................................       8,384        81.86         13,946      86.92         13,690     81.90
   FHLB stock..................................       1,857        18.14          2,100      13.08          3,025     18.10
                                                  ------------  -------------  ----------  ----------    ---------  ----------
      Total investment securities and
        FHLB stock.............................     $10,241       100.00%       $16,046     100.00%       $16,715    100.00%
                                                  ============  =============  ==========  ==========    =========  ==========

   Average remaining life of
    investment securities......................            1 year                      6 years                  6 years
                                                  ---------------------------  ------------------------  ------------------------

Other Interest-Earning Assets:
   Interest-bearing deposits with banks........        $269       100.00%          $309     100.00%        $4,468    100.00%
                                                  ------------  -------------  ----------  ----------    ---------  ----------
     Total.....................................        $269       100.00%          $309     100.00%        $4,468    100.00%
                                                  ============  =============  ==========  ==========    =========  ==========

Average remaining life or term to
  repricing of investment securities
  and other interest-earning assets,
  excluding FHLB stock.........................            1.28 years                 5.26 years              5.69 years
                                                  ---------------------------  ------------------------  ------------------------

-----------------
(1) At June 30, 1995, equity securities consisted primarily of an equity investment in a mutual fund which contained primarily U.S. Government securities and agency obligations. At June 30, 1996 and 1997, equity securities consisted primarily of investments in other thrift holding companies.

      The composition and maturities of Capital's investment securities portfolio, excluding FHLB of Des Moines stock, are indicated in the following table.

                                                                             June 30, 1997
                                           ---------------------------------------------------------------------------------
                                            1 Year or    Over 1 to   Over 5 to 10    Over 10           Total Investment
                                              Less        5 Years        Years        Years               Securities
                                           -----------  -----------  ------------  ------------  ---------------------------
                                            Carrying     Carrying      Carrying     Carrying      Amortized         Market
                                              Value        Value         Value        Value          Cost            Value
                                           -----------  -----------  ------------  ------------  ------------    -----------
                                                                         (Dollars in thousands)
Federal agency obligations..............      $  497       $4,987        $6,991       $   --        $12,444         $12,494
Equity securities.......................       1,215           --            --           --          1,047           1,215
                                           -----------  -----------  ------------  ------------  ------------    -----------
    Total investment securities.........      $1,712       $4,987        $6,991       $   --        $13,491         $13,709
                                           ===========  ===========  ============  ============  ============    ===========

Weighted average yield..................       1.38%        6.95%         7.75%           --%         7.00%           7.00%

      Except for obligations of state and local governments, Capital's investment securities portfolio at June 30, 1997, contained neither tax-exempt securities nor securities of any issuer with an aggregate book value in excess of 10% of Capital's retained earnings, excluding those issued by the United States Government, or its agencies.

      MORTGAGE-BACKED SECURITIES. Capital generally has a portfolio of mortgage-backed securities which it holds for investment. Such mortgage-backed securities can serve as collateral for borrowings and, through repayments, as a source of liquidity. For information regarding the carrying and market values of Capital's mortgage-backed securities portfolio, see Note 2 of the Notes to Consolidated Financial Statements included in this Proxy Statement. Under Capital Bank's risk-based capital requirement, mortgage-backed securities have a risk weight of 20% (or 0% in the case of GNMA securities) in contrast to the 50% risk weight carried by residential loans. See "-- Regulation."

      The following table sets forth the carrying value of Capital's mortgage-backed securities at the dates indicated.

                                                                                  June 30,
                                                         -----------------------------------------------------------
                                                            1995                    1996                    1997
                                                         -----------             -----------            ------------
                                                                               (In thousands)
ISSUERS:
   Federal Home Loan Mortgage Corporation............      $13,703                 $17,797                 $14,375
   Federal National Mortgage Association.............        1,166                   3,555                   4,078
   Government National Mortgage Association..........        3,994                   6,987                   4,996
                                                         -----------             -----------            ------------
       Total.........................................      $18,863                 $28,339                 $23,449
                                                         ===========             ===========            ============

      The following table sets forth the contractual maturities of Capital's mortgage-backed securities at June 30, 1997. Not considered in the preparation of the table below is the effect of prepayments, periodic principal repayments and the adjustable-rate nature of these instruments.

                                                                          Due in
                                                ---------------------------------------------------------------------------
                                                                                                             June 30, 1997
                                                1 Year or         After            After           After        Balance
                                                  Less         1 to 5 Years    5 to 10 Years     10 Years     Outstanding
                                                ----------    -------------    --------------   ---------    --------------
Federal Home Loan Mortgage Corporation.......    $ 0              $2,177           $1,419        $10,779        $14,375
Federal National Mortgage Association........      0                   0                0          4,078          4,078
Government National Mortgage Association.....      0                   0            1,009          3,987          4,996
                                                ----------    -------------    --------------   ---------    --------------
    Total....................................    $ 0              $2,177           $2,428        $18,844        $23,449
                                                ==========    =============    ==============   =========    ==============
Weighted average yield.......................      0%               6.90%            8.33%          7.23%          7.31%

      Capital's investment and mortgage-backed securities portfolios are managed in accordance with a written investment policy adopted by the Board of Directors of Capital Bank (the "Capital Bank Board'") which is implemented by members of Capital Bank's Investment Committee. The Investment Committee is comprised of President Schepers and Executive Vice President Wankum. The OTS has issued guidelines regarding management oversight and accounting treatment for securities, including investment securities, loans, mortgage-backed securities and derivative securities. The guidelines require thrift institutions to reduce the carrying value of securities to the lesser of cost or market value unless it can be demonstrated that a class of securities is intended to be held to maturity. As of June 30, 1997, Capital held $37.1 million of mortgage-backed and investment securities, of which $28.1 million were available for sale and the remaining balance Capital intends to hold until maturity.

SOURCES OF FUNDS

      GENERAL. Capital's principal sources of funds are deposits, borrowings, payment of principal and interest on loans and mortgage-backed securities, interest earned on or maturation of investment securities and short-term investments, and funds provided from operations.

      Borrowings, including FHLB advances and reverse repurchase agreements, have been used at times to compensate for seasonal reductions in deposits or deposit inflows at less than projected levels, may be used on a longer-term basis to support expanded lending activities, and may also be used to purchase assets with similar repricing or maturity features.

      DEPOSITS. Capital offers a variety of deposit accounts having a wide range of interest rates and terms. Capital's deposits consist of statement, passbook and money market savings accounts, regular checking accounts, and certificate accounts currently ranging in terms from 91 days to 60 months. Capital only solicits deposits from its market area and does not use brokers to obtain deposits. Capital relies primarily on competitive pricing policies, advertising and customer service to attract and retain these deposits.

      The flow of deposits is influenced significantly by general economic conditions, changes in money market and prevailing interest rates, and competition.

      The variety of deposit accounts offered by Capital has allowed it to be competitive in obtaining funds and to respond with flexibility to changes in consumer demand. Capital has become more susceptible to short-term fluctuations in deposit flows, as customers have become more interest rate conscious. Capital endeavors to manage the pricing of its deposits in keeping with its asset/liability management, liquidity and profitability objectives. Based on its experience, Capital believes that its statement, passbook and money market savings accounts and regular checking accounts are relatively stable sources of deposits. However, the ability of Capital to attract and maintain certificates of deposit and the rates paid on these deposits has been and will continue to be significantly affected by market conditions.

      The following table sets forth the savings flows at Capital during the periods indicated.

                                                                            Year Ended June 30,
                                                        --------------------------------------------------------------
                                                            1995                    1996                    1997
                                                        -------------        --------------            ---------------
                                                                          (Dollars in thousands)
Opening balance.................................          $143,053                $145,688                $152,345
Deposits........................................            95,983                 107,376                 162,784
Withdrawals.....................................           (97,358)               (105,733)               (149,768)
Interest credited...............................             4,010                   5,014                   5,678
                                                        -------------        --------------            ---------------
Ending balance..................................          $145,688                $152,345                $171,039
                                                        =============        ==============            ===============
Net increase (decrease).........................        $    2,635              $    6,657               $  18,694
                                                        =============        ==============            ===============
Percent increase (decrease).....................              1.84%                   4.57%                  12.27%
                                                        =============        ==============            ===============

      The following table sets forth the dollar amount of savings deposits in the various types of deposit programs offered by Capital for the periods indicated.

                                                                        Year Ended June 30,
                                            ----------------------------------------------------------------------------------
                                                      1995                       1996                       1997
                                            --------------------------   -----------------------    --------------------------
                                                          Percent of                Percent of                    Percent of
                                              Amount         Total       Amount        Total          Amount         Total
                                            -----------  -------------   --------  -------------    ----------  --------------
                                                                        (Dollars in thousands)
 TRANSACTION AND SAVINGS DEPOSITS(1):
    Savings accounts (2.71%)..............   $ 16,957        11.64%     $ 16,928       11.11%        $ 17,808        10.41%
    Checking accounts (1.55%).............     10,113         6.94        11,804        7.75           17,719        10.36
    Money market accounts (3.97%).........      7,229         4.96         7,299        4.79           11,438         6.69
                                            -----------  -------------   --------  -------------    ----------  --------------
       Total non-certificates.............     34,299        23.54        36,031       23.65           46,965        27.46
                                            -----------  -------------   --------  -------------    ----------  --------------

 CERTIFICATES:
    0.00 - 3.99%..........................        712          .49           219         .14               76          .04
    4.00 - 5.99%..........................     87,435        60.02        89,432       58.71          103,976        60.79
    6.00 - 7.99%..........................     23,002        15.79        26,636       17.48           20,022        11.71
    8.00 - 9.99%..........................        240          .16            27         .02                0         0.00
                                            -----------  -------------   --------  -------------    ----------  --------------

        Total certificates................    111,389        76.46       116,314       76.35          124,074        72.54
                                            -----------  -------------   --------  -------------    ----------  --------------
        Total deposits....................   $145,688       100.00%     $152,345      100.00%        $171,039       100.00%
                                            ===========  =============   ========  =============    ==========  ==============

----------------------------

(1)   Rates shown are at June 30, 1997.

      The following table shows rate and maturity information for Capital's certificates of deposit as of June 30, 1997.


                                                0.00-        4.00-          6.00-           8.00-               Percent of
                                                3.99%         5.99%          7.99%          9.99%     Total        Total
                                            -----------    ----------     ---------     ----------  ---------  ------------
                                                                        (Dollars in thousands)
 CERTIFICATE ACCOUNTS MATURING IN
   QUARTER ENDING:
     September 30, 1997....................      $25         $ 28,465         $5,391         $0     $ 33,881       27.31%
     December 31, 1997.....................       51           20,161          3,858          0       24,070       19.40
     March 31, 1998........................        0           16,552          2,412          0       18,964       15.28
     June 30, 1998.........................        0           14,413          1,693          0       16,106       12.98
     September 30, 1998....................        0            7,788          1,076          0        8,864        7.14
     December 31, 1998.....................        0            4,029            731          0        4,760        3.84
     March 31, 1999........................        0            2,882            130          0        3,012        2.43
     June 30, 1999.........................        0            2,452            290          0        2,742        2.21
     September 30, 1999....................        0            1,141            547          0        1,688        1.36
     December 31, 1999.....................        0            1,576            633          0        2,209        1.78
     March 31, 2000........................        0              998            621          0        1,619        1.30
     June 30, 2000.........................        0              898            941          0        1,839        1.48
     Thereafter............................        0            2,621          1,699          0        4,320        3.48%
                                            -----------    ------------   -----------   ----------  ---------  ------------
            Total..........................      $76         $103,976        $20,022         $0     $124,074      100.00%
                                            ===========    ============   ============  ==========  =========  ============
            Percent of total...............     0.06%           83.80%         16.14%      0.00%
                                            ===========    ============   ============  ==========

      The following table indicates the amount of Capital's certificates of deposit and other deposits by time remaining until maturity as of June 30, 1997.

                                                                           (Maturity)
                                               --------------------------------------------------------------------
                                                                Over          Over
                                                3 Months       3 to 6       6 to 12        Over
                                                 or Less       Months        Months      12 Months       Total
                                               ------------  -----------  -----------  ------------  --------------
Certificates of deposit less than
    $100,000.................................      $31,226       $20,816      $29,062       $29,450      $110,554

Certificates of deposit of $100,000
    or more (1)..............................        2,112         3,406        6,044         1,958        13,520
                                               ------------  -----------  -----------  ------------  --------------
        Total certificates of deposit........      $33,338       $24,222      $35,106       $31,408      $124,074
                                               ============  ===========  ===========  ============  ==============

-----------------
(1) Deposits from governmental and other public entities totaled $6.9 million at June 30, 1997.


      BORROWINGS. Although deposits are Capital's primary source of funds, Capital's policy has been to utilize borrowings when they are a less costly source of funds, can be invested at a positive interest rate spread or when Capital desires additional capacity to fund loan demand. Capital's borrowings historically have consisted of advances from the FHLB of Des Moines. Such advances can be made pursuant to several different credit programs, each of which has its own interest rate and range of maturities. At June 30, 1997, Capital had $46.5 million of advances.

      From time to time, Capital has entered into reverse repurchase agreements. These agreements are accounted for as borrowings by Capital and are secured by certain of Capital's investment and mortgage-backed securities. The lender takes possession of the securities during the period that the reverse repurchase agreement is outstanding. The terms of the agreements have typically ranged from 30 days to a maximum of 90 days. The proceeds of these transactions are used to meet cash flow needs of Capital. At June 30, 1997, Capital had no repurchase agreements outstanding.

      The following table sets forth the maximum month-end balance and average balance of borrowings, consisting solely of FHLB advances, for the periods indicated. See Note 8 of the Notes to Consolidated Financial Statements included in this Proxy Statement as for additional information on borrowed funds.


                                                                                       Year Ended June 30,
                                                                    ---------------------------------------------------------
                                                                       1995                    1996                    1997
                                                                    ---------              -----------              ---------
                                                                                          (In thousands)
MAXIMUM BALANCE:
   FHLB advances...........................................          $18,500                 $42,000                 $53,000
AVERAGE BALANCE:
   FHLB advances...........................................           11,513                  22,656                  49,125



      The following table sets forth certain information as to Capital's borrowings, consisting of solely FHLB advances, at the dates indicated.

                                                                                           June 30,
                                                                 ---------------------------------------------------------
                                                                     1995                    1996                    1997
                                                                 ---------              -----------              ---------
                                                                                        (In thousands)
FHLB advances............................................          $18,500                 $42,000                 $46,500
                                                                 =========              ===========              =========
Weighted average interest rate of FHLB
   advances..............................................          6.50%                   5.65%                   5.68%

REGULATION

      Capital Bank is a federally chartered savings bank, the deposits of which are federally insured and backed by the full faith and credit of the United States Government. Accordingly, Capital Bank is subject to broad federal regulation and oversight extending to all its operations. Capital Bank is a member of the FHLB of Des Moines and is subject to certain limited regulation by the Federal Reserve. As the savings and loan holding company of Capital Bank, Capital Bancorp, Inc. also is subject to federal regulation and oversight. The purpose of the regulation of Capital and other holding companies is to protect subsidiary savings associations. Capital Bank is a member of the Savings Association Insurance Fund ("SAIF"), which together with Capital Bank Insurance Fund (the "BIF") are the two deposit insurance funds administered by the FDIC, and the deposits of Capital Bank are insured by the FDIC. As a result, the FDIC has certain regulatory and examination authority over Capital.

COMPETITION

      Capital faces strong competition, both in originating real estate and other loans and in attracting deposits. Competition in originating real estate loans comes primarily from other commercial banks, savings associations, mortgage brokers and credit unions making loans secured by real estate located in Capital's market area. Commercial banks, credit unions and finance companies provide vigorous competition in consumer lending. Capital competes for real estate and other loans principally on the basis of the quality of services it provides to borrowers, interest rates and loan fees it charges, and the types of loans it originates.

      Capital attracts all of its deposits through its branch and limited service offices, primarily from the communities in which those offices are located; therefore, competition for those deposits is principally from other commercial banks, savings associations, credit unions and brokerage firms located in the same communities. Capital competes for these deposits by offering a variety of deposit accounts at competitive rates, convenient business hours and branch locations with interbranch deposit and withdrawal privileges.

      Capital primarily serves all or a portion of Boone, Callaway, Camden, Cole, Crawford, Franklin, Gasconade, Maries, Miller, Moniteau, Morgan, Osage, Phelps and Pulaski counties in Missouri. As of June 30, 1997, there were 35 commercial banks, 7 savings institutions, other than Capital, and 15 credit unions which compete for deposits and loans in Capital's primary market area.

PROPERTY

      Capital conducts its business at its main office and two supermarket branches in Jefferson City, Missouri, and five other locations in its primary market area. Capital owns its main office and four of its branch offices; the remaining three branch offices and the limited service agency office are leased. The total net book value of Capital's premises and equipment (including land, building and leasehold improvements and furniture, fixtures and equipment) at June 30, 1997 was $2.2 million. See Note 6 of Notes to Consolidated Financial Statements included in this Proxy Statement.

      Capital will continue to expand and improve its current facilities as needed. During April 1997, Capital Bank opened its second supermarket branch facility in Jefferson City, Missouri. Management believes that these supermarket branch offices are an effective way to service its customers due to their size, efficiency and convenient high traffic locations.

LEGAL PROCEEDINGS

      Capital is involved, from time to time, as plaintiff or defendant in various legal actions arising in the normal course of their businesses. While the ultimate outcome of these proceedings cannot be predicted with certainty, it is the opinion of management, after consultation with counsel representing Capital in the proceedings, that the resolution of these proceedings should not have a material effect on Capital's results of operations.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF CAPITAL

      Security ownership information with respect to all persons known to Capital to be the beneficial owners of five percent (5%) or more of the outstanding shares of Capital Common Stock and all directors and executive officers of Capital is shown in the following table.

                                                                SHARES BENEFICIALLY                        PERCENT OF
                  BENEFICIAL OWNERS                                  OWNED(1)                                CLASS
-------------------------------------------------------     ----------------------------    ------------------------------------

Capital Savings Bancorp, Inc. (2)
Employee Stock Ownership Plan
425 Madison Street
Jefferson City, Missouri  65101                                         190,756                              10.09%

Investors of America,
   Limited Partnership (3)
135 North Meramec
Clayton, Missouri  63124                                                234,596                              12.40%

Joseph E.  Forck, Director and
   Senior Vice President (4)(5)                                          33,390                               1.75%

Ralph J.  Kalberloh, Director (4)                                           29,047                             1.52%

Larry V. Schepers, Chairman,
  President and Chief Executive
  Officer (4)(6)                                                           138,280                             7.03%

Frank A.  Sloan, Director (4)                                               37,018                             1.94%

Arthur F.  Wankum, Director,
  Executive Vice President and
  Chief Financial Officer                                                   65,988                             3.44%

Wayne R.  Walquist, Director (4)(8)                                         32,018                             1.68%

Directors and executive officers
   of Capital Savings and the Bank
   as a group (8 persons) (9)                                              377,172                            18.20%

----------------------------

(1) The nature of beneficial ownership for shares reported in this column is sole voting and investment power, except as otherwise noted in these footnotes. Included in the shares beneficially owned by the named individuals are options to purchase shares of Common Stock as follows:
      Mr. Forck - 14,230 shares; Mr. Schepers - 76,860 shares; Mr. Sloan - 14,230 shares; Mr. Wankum - 25,960 shares; Mr. Kalberloh - 14,230 shares; and Mr. Walquist - 14,230 shares. All shares reported as beneficially owned have been adjusted for the two for one stock split paid in the form of a 100% stock dividend by the Company on November 22, 1996.

(2) The amount reported represents shares held by the Employee Stock Ownership Plan ("ESOP"), 100,147 shares of which were allocated to, or purchased on behalf of, the accounts of participants. First Bankers Trust Company, N.A., of Quincy, Illinois, as the trustee of the ESOP, may be deemed to beneficially own the shares held by the ESOP which have not been allocated to the accounts of participants. Pursuant to the terms of the ESOP, participants in the ESOP have the right to direct the voting of shares allocated to, or purchased on behalf of, their accounts.

(3) As reported by First Securities America, Inc. ("FSAI"), the general partner of Investors of America, Limited Partnership ("Investors"), on Form 3 filed with the Securities and Exchange Commission (the "SEC") during June 1996. FSAI disclaims beneficial ownership of the Common Stock owned by Investors, except to the extent of FSAI's pecuniary interest in Investor. On June 18, 1996, Dierberg Four, L.P. ("DFLP"), the previous record owners of the Common Stock, merged with and into Investors. DFLP, pursuant to Amendment No. 1 to its Schedule 13D dated May 12, 1994 and filed with the SEC, had reported sole voting and investment power with respect to all shares of Common Stock reported thereunder.

(4) The address for each of these individuals is 425 Madison, Jefferson City, Missouri 65101.

(5) Includes 2,046 shares as to which Mr. Forck has reported shared ownership.

(6) Includes 12,702 shares as to which Mr. Schepers reported shared ownership.

(7) Includes 6,526 shares as to which Mr. Wankum has reported shared ownership.

(8) Includes 14,224 shares as to which Mr. Walquist has reported shared ownership.

(9) Includes shares held directly, as well as, jointly with family members or held by trusts, with respect to which shares the listed individuals or group members may be deemed to have sole or shared voting and investment power. Included in the shares reported as beneficially owned by all directors and executive officers are options to purchase 180,662 shares of Common Stock.


      CAPITAL'S MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

      The following narrative discussion and tabular data provides an analysis of major factors and trends regarding the consolidated financial condition of Capital for the three and nine month periods ended March 31, 1998 and 1997 and for each of the years ended June 30, 1997, 1996 and 1995. This discussion should be read in conjunction with the audited consolidated financial statements of Capital, and the notes thereto, as of and for the year ended June 30, 1997, 1996 and 1995, and the unaudited consolidated financial statements of Capital and the notes thereto, as of and for the three and nine months ended March 31, 1998 and 1997, included in this Proxy Statement.

OVERVIEW

      Capital is a Delaware corporation organized on September 22, 1993 for the purpose of becoming the holding company of Capital Bank. The principal business of Capital consists primarily of attracting deposits from the general public and using such deposits to originate mortgage loans secured by one- to four-family residences and, to a lesser extent, one- to four-family residential construction, multi-family and commercial real estate loans and consumer loans. Capital also uses these funds to purchase loans secured by one- to four-family residences and, to a lesser extent, multifamily and nonresidential properties. Capital also purchases mortgage-backed securities, U.S. government and federal agency obligations and other permissible securities.

      Capital's results of operations are primarily dependent upon the difference (or "spread") between the average yield earned on loans, mortgage-backed securities and investments and the average rate paid on deposits and borrowings, as well as the relative amounts of such assets and liabilities. The interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. Capital, like other thrift institutions, is subject to interest-rate risk to the degree that its interest-earning assets mature or reprice at different times, or on a different basis, than its interest-bearing liabilities.

      Capital's results of operation are also affected by, among other things, provision for loan losses, loan servicing income, fee income and other service charges, subsidiary income, operating expenses and income taxes. Capital's operating expenses principally consist of employee compensation and benefits, occupancy expenses, federal deposit insurance premiums and other general and administrative expenses.

      Capital is significantly affected by prevailing economic conditions including federal monetary and fiscal policies, as well as by federal regulation of financial institutions. Deposit balances are influenced by a number of factors including interest rates paid on competing personal investments and the level of personal income and savings within the institution's market area. Lending activities are influenced by consumer demand for housing as well as competition from other lending institutions. The primary sources of funds for lending activities include deposits, loan payments, borrowings and funds provided from operations.

CAPITAL'S MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTH PERIODS ENDED MARCH 31, 1998 AND 1997

RESULTS OF OPERATIONS

      GENERAL. Capital's net income increased $266,000, or 48.1% to $819,000 for the three months ended March 31, 1998 compared to net income of $553,000 for the same period in 1997. Net income for the nine months ended March 31, 1998 increased $1.1 million from $965,000. The increases in net income for both periods were due to increases in net interest income and noninterest income. The net income for the nine month period ended March 31, 1997 was reduced due to the payment of the one-time SAIF special assessment of $592,000, after tax, made on September 30, 1996.

      INTEREST INCOME. Interest income increased $173,000, or 3.9%, to $4.6 million for the three months and $767,000, or 5.8%, to $13.9 million for the nine months ended March 31, 1998 from $4.4 million and $13.2 million for the same periods, respectively, in 1997. The increases in interest income were due primarily to an increase in the volume of loans. Interest income on mortgage loans receivable increased $169,000, or 5.0%, and $872,000, or 8.8%, for the three and nine months ended March 31, 1998, respectively. Interest from mortgage-backed securities decreased $111,000, or 25.3%, for the three months and 307,000 or 22.4% for the nine months ended March 31, 1998. The decrease was primarily due to a $5.7 million decrease in Capital's balance of mortgage-backed securities to $19.2 million at March 31, 1998 from $24.9 million at March 31, 1997.

      INTEREST EXPENSE. Interest expense decreased $20,000, or 0.8%, for the three months ended March 31, 1998, due primarily to the reduction of the balance of borrowed funds for the period. Interest expense for the nine months ended March 31, 1998 increased $207,000 over the same period of the prior year. The 2.7% increase for the nine month period was primarily the result of an increase in the level of deposits from the previous period. Average deposits for the nine months ended March 31, 1998 was $170.8 million compared with $159.3 million for the same period ended March 31, 1997.

      NET INTEREST INCOME. Net interest income, after provision for loan losses, for the three and nine months ended March 31, 1998 increased $193,000 and $559,000, respectively, over the same periods of the prior year. This represents increases of 10.6% and 10.4%, respectively, and is primarily attributed to an increase in loans and an increase in Capital's net interest margin. Net interest margin (interest income less interest expense, expressed as a percentage of average interest-earning assets) increased to 3.57% for the three months and 3.47% for the nine months ended March 31, 1998 from 3.23% and 3.27%, respectively, for the same periods in 1997.

      PROVISION FOR LOAN LOSSES. The provision for loan losses is a result of management's periodic analysis of the adequacy of the allowance for loan losses. The provision for loan losses was $30,000 for the three months and $90,000 for the nine months ended March 31, 1998 and 1997. At March 31, 1998 Capital's allowance for loan losses totaled $811,000, or .43% of the total loan portfolio and 106.6% of total non-performing loans.

      Management establishes an allowance for loan losses based on an analysis of risk factors in the loan portfolio. This analysis includes the evaluation of concentrations of credit, past loss experience, current economic conditions, amount and composition of the loan portfolio, estimated fair value of underlying collateral, loan commitments outstanding, delinquencies, and other factors. Because of Capital's extremely low loan loss experience during its history, management also considers the loan loss experience of similar portfolios in comparable lending markets. Accordingly, the calculation of the adequacy of the allowance for loan losses is not based solely on the level of non-performing assets.

      Management will continue to monitor the allowance for loan losses and make future additions to the allowance through the provision for loan losses as economic conditions and loan portfolio quality dictate. Although Capital maintains its allowance for loan losses at a level which it considers to be adequate to provide for losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the determination as to the amount of its allowance for loan losses is subject to review by Capital Bank's regulators, as part of their examination process, which may result in the establishment of an additional allowance based upon their judgment of the information available to them at the time of their examination.

      NONINTEREST INCOME. Noninterest income, consisting primarily of gains on sale of equity securities, bank service charges and fees and loan servicing income increased by $396,000, or 111.5%, to $751,000 for the three months ended March 31, 1998. Noninterest income increased $821,000, or 94.9% to $1.7 million for the nine months ended March 31, 1998. These increases were primarily attributed to gains on sale of equity securities of

$414,000 and $558,000 for the three and nine month periods, respectively. In addition, checking account fee income increased $70,000, or 43.0%, for the three months and $298,000, or 66.5%, for the nine months ended March 31, 1998 compared to the same respective periods in the prior year.

      NONINTEREST EXPENSE. Noninterest expense consists primarily of compensation and benefits, occupancy and equipment, federal insurance premiums, and data processing service bureau charges. Noninterest expense for the three months ended March 31, 1998 increased $182,000, or 14.4% and decreased $388,000, or 8.3%, for the nine months ended March 31, 1998 compared to the same periods, respectively, in 1997. However, exclusive of the one-time SAIF assessment, non-interest expense for the nine months would have increased by $571,000, or 15.4%. The increases were primarily attributed to increases in the costs of personnel, occupancy, and technology enhancements and the costs associated with the aggressive marketing of the checking account program.

      Capital Bank has reviewed computer applications with its outside data processor and other vendors to ensure operational and financial systems are not adversely affected by Year 2000 software failures. All major customer applications are processed by Capital Bank's data processor. The processor and other vendors have begun to modify existing programs to make them Year 2000 compliant. Management of Capital Bank does not anticipate any additional expense related to this issue at this time. Any Year 2000 compliance failures could result in additional expense to Capital Bank.

      INCOME TAX. The provision for income taxes increased $141,000 and $685,000 for the three and nine month periods ended March 31, 1998, respectively, over the same periods in 1997 due to higher pre-tax income. The increase in provision for income taxes in the nine months ended March 31, 1998 related primarily to the one-time SAIF assessment in the nine months ended March 31, 1997.

CHANGES IN FINANCIAL CONDITION

      Total assets decreased $10.7 million, or 4.4%, to $231.8 million at March 31, 1998 from $242.5 million at June 30, 1997. Securities held-to-maturity, consisting primarily of callable agency securities, decreased $6.0 million or 66.6% to $3.0 million from $9.0 million at June 30, 1997 due to securities being called prior to maturity. Securities available-for-sale decreased $3.2 million, or 11.4%, to $24.9 million. Loans receivable decreased $3.0 million, or 1.6%, to $187.2 million at March 31, 1998 from $190.2 million at June 30, 1997.

      Total liabilities decreased $12.8 million, or 5.8%, to $208.4 million at March 31, 1998 from $221.2 million at June 30, 1997. Borrowed funds decreased $12.5 million, or 26.9%, during the same period to $34.0 million from $46.5 million. Deposits remained stable at $171.0 million at March 31, 1998.

      Stockholder's equity increased $2.2 million, or 10.1%, to $23.5 million at March 31, 1998 from $21.3 million at June 30, 1997. The increase was primarily a result of net income of $2.0 million for themonths ended March 31, 1998.

INTEREST RATE SENSITIVITY

      Capital Bank has employed various strategies intended to minimize the adverse effect of interest rate risk on future operations of Capital Bank and Capital by attempting to match the interest rate sensitivity of its assets and liabilities and by expanding its activities, such as checking account services, financial services and other noninterest income areas, which are not directly dependent on interest rate spreads. Capital Bank's strategies are intended to stabilize net interest income for the long-term by protecting its interest rate spread against changes in interest rates.

      The Board of Directors of Capital Bank has appointed an Asset/Liability Committee. It is the responsibility of this committee to manage the interest rate sensitivity of Capital Bank's balance sheet in order to minimize large fluctuations in the net income of Capital Bank. Capital Bank utilizes ARM loans, adjustable rate mortgage-backed securities and consumer loans to provide repricing opportunities more closely matched within the time frames in which its deposits are repriced. The committee is charged with the responsibility to manage interest rate risk while remaining sensitive to the Board's policy that credit risk not be substituted for interest rate risk. As a result of these efforts, approximately 65% of Capital Bank's mortgage loan and mortgage-backed security portfolio as of March 31, 1998, consisted of ARMs and adjustable rate mortgage-backed securities, and approximately 9.1% of Capital Bank's total loan portfolio consisted of consumer loans.

LIQUIDITY AND CAPITAL RESOURCES

      Liquidity is a measurement of Capital's ability to raise cash when needed without an adverse impact on current or future earnings. Capital's most liquid assets are cash, cash due from banks, interest-earning deposits and U.S. Treasury Securities with maturities of two years and less. The levels of these assets are dependent on Capital's investing, operating, and deposit activities during any given period. At March 31, 1998, cash, cash due from banks and interest-earning deposits, totaled $5.5 million.

      Capital Bank is required to maintain minimum levels of liquid assets as defined by OTS regulations. Liquid assets consist of cash, cash due from banks, interest-earning deposits and short- and intermediate-term U.S. Government securities. This requirement, which periodically varies depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short term borrowing. The current required liquidity ratio is 4%. Capital Bank has historically maintained a level of liquid assets in excess of this regulatory requirement. Capital Bank's liquidity ratio was 5.81% at March 31, 1998. Liquidity management for Capital Bank is both a daily and long term function of Capital Bank's management strategy. In the event that Capital Bank requires funds beyond its ability to generate them internally, additional sources of funds are available through the use of FHLB advances and reverse repurchase agreements.

      Capital's primary source of funds are deposits, proceeds from maturing investment securities, and principal and interest payments on loans. While maturing investment securities and the repayment of loans are relatively predictable sources of funds, deposit flows and early loan prepayments are more influenced by interest rates, general economic conditions and competition. From time to time, funds are borrowed from the FHLB of Des Moines as an additional source of funds.

      The primary investment activity of Capital is the origination of mortgage loans. During the nine months ended March 31, 1998 and 1997, Capital originated mortgage loans in the aggregate amount of $39.0 million and $30.0 million, respectively. A more limited investment activity of Capital is the investment of funds in U.S. Treasury securities, certificates of deposit with other financial institutions, mortgage-backed securities and FHLB overnight funds. During periods when Capital's loan demand is limited, Capital may purchase loans for investment and purchase short-term investment securities to obtain a higher yield than available in interest-earning deposits.

      At March 31, 1998, Capital had outstanding loan commitments to originate $7.5 million of loans, including $5.6 million of undisbursed home equity lines of credit. Capital believes that it will have sufficient funds available to meet all of these commitments. At March 31, 1998, certificates of deposits scheduled to mature in one year or less totaled $85.7 million. Management believes based on its experience to date, that a significant portion of these funds will remain with Capital.

      At March 31, 1998, Capital Bank exceeded each of the three regulatory capital ratio requirements. Capital Bank's tangible, core and risk-based capital ratios were 8.76%, 8.76%, and 17.81%, respectively. These regulatory capital ratio requirements at March 31, 1998 were 1.5%, 3.0%, and 8.0%, respectively.

CAPITAL'S MANAGEMENT DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS FOR THE YEARS ENDED JUNE 30, 1997, 1996, AND 1995

RESULTS OF OPERATIONS

COMPARISON OF FISCAL YEARS ENDED JUNE 30, 1997 AND JUNE 30, 1996

       GENERAL. Capital's net income decreased $310,000, or 16.7%, to $1.6 million for the year ended June 30, 1997 from $1.9 million for the year ended June 30, 1996. Exclusive of the one-time SAIF assessment of $959,000 and the related income tax effect, net income for fiscal 1997 would have approximated $2.2 million, or an increase of $290,000 from the year ended June 30, 1996. Capital had an increase in net interest income and non-interest income partially offset by an increase in non-interest expense.

       NET INTEREST INCOME. Net interest income before the provision for loan losses totaled $7.4 million for fiscal 1997 compared to $6.6 million for fiscal 1996, representing an increase of 12.4%. The increase was due primarily to an increase in the average balance of interest-earning assets. The average net interest rate spread increased to 2.94% for the year ended June 30, 1997 from 2.85% for the year ended June 30, 1996. This .09% increase was attributed to assets repricing at an increased rate as a result of generally higher market interest rates.

       Interest income increased $2.7 million to $17.7 million for the year ended June 30, 1997 from $15.0 million for the year ended June 30, 1996. The increase in interest income was primarily attributed to a $32.4 million, or 16.8%, increase in average interest-earning assets, primarily loans receivable.

       Interest expense increased $2.0 million, or 22.7%, to $10.4 million for the year ended June 30, 1997 from $8.4 million for the year ended June 30, 1996. The increase was due to a $39.0 million increase in the average balance of interest-bearing liabilities, primarily FHLB advances. The average rate paid on interest-bearing liabilities remained at 4.93% during fiscal years 1996 and 1997.

       PROVISION FOR LOAN LOSSES. The provision for loan losses was $120,000 for the years ended June 30,1997 and 1996. The allowance for loan losses increased to $739,000, or .39% of total loans at June 30, 1997, compared to $634,000 or .38% of total loans at June 30, 1996. The increase in the allowance for loan losses was primarily reflective of the $23.6 million or 14.2% increase in Capital's loan portfolio.

       Capital maintains allowances for loan losses based on management's analysis of its loan portfolio, the amount of non-performing assets, and general economic conditions. Capital continues to monitor and adjust its allowance for loan losses as management's analysis of its loan portfolio and economic conditions dictate. Future additions to Capital's allowance for loan losses and any change in the related ratio of the allowance for loan losses to non-performing loans are dependent upon the economy, changes in real estate values and interest rates. In addition, federal regulators may require additional reserves as a result of their examination of Capital. The allowance for loan losses reflects what Capital currently believes is an adequate level of reserves, although there can be no assurance that future losses will not exceed the estimated amounts, thereby adversely affecting future results of operations. See "Use of Estimates" under Note 1 of the Notes to Consolidated Financial Statements herein.

       Capital's total nonperforming assets (which include non-accrual loans, accruing loans more than 90 days delinquent, and real estate owned) increased by $253,000 to $760,000, or .31% of total assets, at June 30, 1997 from $507,000, or .23% of total assets, at June 30, 1996. At June 30, 1997, Capital Bank's allowance for loan losses to non-performing loans was 107.4% as compared to 136.9% at June 30, 1996.

       NONINTEREST INCOME. Noninterest income increased $406,000 or 49.0%, to $1.2 million for the year ended June 30, 1997 from $829,000 for the year ended June 30, 1996. Noninterest income consists primarily of bank service charges and fees, loan servicing income, income from Capital Bank's financial services subsidiary, and net gain (loss) on the sales of securities. The increase in noninterest income during fiscal 1997 was due to increases in bank service charges, and from the gain on sale of securities, offset by a decrease in the commission income of Capital Bank's financial services subsidiary. Bank service charges increased $431,000 for the year ended June 30, 1997 to $691,000 from $260,000 for the previous year. The increase was attributable to the increase in number of checking accounts added in the past year. Capital's management intends to continue marketing of the checking account program.

       NONINTEREST EXPENSE. Noninterest expense increased $1.7 million to $5.9 million for the year ended June 30, 1997 from $4.2 million for the year ended June 30, 1996. Excluding the SAIF assessment of $959,000, non-interest expense increased $730,000, or 17.3% to $5.0 million when compared to the prior year. See Note 16 of the Notes to Consolidated Financial Statements herein. The majority of the increase was attributable to an increase in compensation and benefits of $364,000 which included the cost of employees hired in connection with the opening of a supermarket branch during April 1997. An increase in office occupancy, advertising, data processing and other non-interest expenses were due in part to the marketing of the checking account promotion and the opening of a new supermarket branch facility.

       PROVISION FOR INCOME TAXES. Income tax expenses decreased by $161,000 to $1.0 million for the year ended June 30, 1997 from $1.2 million for the year ended June 30, 1996. The decrease was due to the decrease in taxable income.

COMPARISON OF FISCAL YEARS ENDED JUNE 30, 1996 AND JUNE 30, 1995

       GENERAL. Capital's net income increased by $78,000 or 4.4% to $1.9 million for the year ended June 30, 1996 from $1.8 million for the year ended June 30, 1995. The increase was due to increases in net interest income and noninterest income, offset by increases in noninterest expense and the provision for income taxes.

       NET INTEREST INCOME. Net interest income before provision for loan losses increased by $377,000 or 6.1%, to $6.6 million for the year ended June 30, 1996 from $6.2 million for the year ended June 30, 1995. The increase was due primarily to an increase in the average balance of interest-earning assets. The average net interest spread declined, however, from 2.96% for the fiscal year ended June 30, 1995 to 2.85% for the period ended June 30, 1996. The decline was attributable to deposits and borrowings repricing upward at a greater rate than interest-earning assets as a result of general market increases in interest rates.

       Interest income increased $2.3 million, or 17.7%, to $15.0 million for the year ended June 30, 1996 compared to $12.7 million for the year ended June 30, 1995. The increase in interest income was primarily attributable to a $16.0 million or 9.1% increase in average interest-earning assets due to the growth in the one- to four-family mortgage loans, commercial loans, consumer loans, and the mortgage-backed securities portfolio.

       Interest expense increased $1.9 million or 28.7%, to $8.4 million for the year ended June 30, 1996 from $6.6 million for the year ended June 30, 1995. The increase was primarily due to the average balance of interest-bearing liabilities increasing $16.8 million or 10.9% from $154.5 million to $171.4 million and, to a lesser extent, a 68 basis point increase in the average cost of funds. The $16.8 million increase was primarily the result of an increase in the balance of FHLB advances and certificate accounts. Interest expense on deposits increased $1.2 million while interest expense on borrowed funds increased $638,000.

       PROVISION FOR LOAN LOSSES. The provision for loan losses was $120,000 for the year ended June 30, 1996, as compared to $60,000 in 1995. The provisions increased allowance for loan losses to $634,000 or .38% of total loans at June 30, 1996, compared to $514,000 or .34% of total loans at June 30, 1995.

       Capital's total nonperforming assets increased by $275,000 to $507,000 or .23% of total assets at June 30, 1996 from $232,000 or .12% at June 30, 1995. The net loan portfolio increased by $14.8 million during the same period.

       NONINTEREST INCOME. Noninterest income increased $49,000 or 6.3%, to $829,000 for the period ended June 30, 1996 from $780,000 for the year ended June 30, 1995. The increase in noninterest income during fiscal

1996 was due to increases in income from real estate owned held for sale, gain on sale of securities and service charges, offset by a decrease in the earnings of Capital Bank's financial services subsidiary.

       NONINTEREST EXPENSE. Noninterest expense increased $165,000 to $4.2 million for the fiscal year ended June 30, 1996 from $4.1 million for the fiscal year ended June 30, 1995. The increase in noninterest expense was due primarily to an increase in occupancy and equipment expenses and an increase in advertising expenses, partially offset by a decrease in compensation and benefits. Office occupancy and equipment expenses increased $91,000 to $511,000 for the year ended June 30, 1996 from $420,000 for the year ended June 30, 1995 due, in part, to relocation and expansion of the Rolla, Missouri facility and relocation of the Jefferson City mall facility to a supermarket facility.

       PROVISION FOR INCOME TAXES. Income tax expense increased by $122,000 to $1.2 million for the fiscal year ended June 30, 1996 from $1.1 million for the fiscal year ended June 30, 1995. The increase was due to the increase in taxable income and Capital's effective tax rate in fiscal 1996. Capital's effective tax rate increased to 38.8% in the year ended June 30, 1996 from 37.2% for the fiscal year ended June 30, 1995.

       AVERAGE BALANCES, INTEREST RATES AND YIELDS. The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the total dollar amount of interest expense on average interest-bearing liabilities and the resultant rates. No tax equivalent adjustments were made. Non-accruing loans have been included in the table as loans carrying a zero yield.


                                                                                         Year Ended June 30,
                                     ----------------------------------------------------------------------------------
                                                       1995                                      1996
                                     ---------------------------------------   ----------------------------------------
                                        Average      Interest                    Average       Interest
                                     Out-Standing     Earned/       Yield/     Out-Standing    Earned/        Yield/
                                        Balance        Paid          Rate        Balance         Paid          Rate
                                     -------------  ------------  ----------   -------------  -----------  ------------
                                                                                       (Dollars in Thousands)
INTEREST-EARNING ASSETS:
Loans receivable (1)...............      $143,429       $10,807      7.53%         $157,222       $12,715      8.09%
Mortgage-backed securities.........        16,471         1,103      6.70            22,905         1,602      6.99
Investment securities..............        13,344           603      4.52             8,344           419      5.02
FHLB stock.........................         1,857           144      7.75             1,921           136      7.08
Other..............................         1,595            80      5.02             2,347           124      5.28
                                     -------------  ------------               -------------  -----------
    Total interest-earning
        assets (1).................      $176,696        12,737      7.21%         $192,739        14,996      7.78%
                                     =============  ------------               =============  -----------

INTEREST-BEARING LIABILITIES:
Demand and checking
   deposits........................      $ 18,270           426      2.33%         $ 17,799           381      2.14%
Savings deposits...................        17,336           495      2.86            16,146           465      2.88
Certificate accounts...............       107,415         4,937      4.60           114,769         6,257      5.45
FHLB advances......................        11,513           704      3.84            22,656         1,342      5.92
                                     -------------  ------------               -------------  -----------
    Total interest-bearing
      liabilities..................      $154,534         6,562      4.25%         $171,370         8,445      4.93%
                                     =============  ------------               =============  -----------

Net interest income................                     $ 6,175                                   $ 6,551
                                                    ============                              ===========
Net interest rate spread...........                                  2.96%                                     2.85%
                                                                  ==========                               ============
Net earning assets.................      $ 22,162                                  $ 21,369
                                     =============                             =============
Net yield on average interest-
  earning assets...................                                  3.49%                                     3.40%
                                                                  ==========                               ============
Average interest-earning
  assets to average interest-
  bearing liabilities..............                       1.14x                                     1.12x
                                                    ============                              ===========


                                                 Year Ended June 30,
                                     -------------------------------------------
                                                        1997
                                       -----------------------------------------
                                        Average       Interest
                                      Out-Standing    Earned/        Yield/
                                        Balance         Paid          Rate
                                       ------------  -------------  ------------
                                               (Dollars in Thousands)
INTEREST-EARNING ASSETS:
Loans receivable (1)...............       $181,057       $14,719      8.13%
Mortgage-backed securities.........         26,166         1,784      6.82
Investment securities..............         13,229           927      7.01
FHLB stock.........................          2,765           198      7.16
Other..............................          1,962            99      5.05
                                       ------------  -------------
    Total interest-earning
        assets (1).................       $225,179        17,727      7.87%
                                       ============  -------------

INTEREST-BEARING LIABILITIES:
Demand and checking
   deposits........................       $ 24,362           561      2.30%
Savings deposits...................         17,048           458      2.69
Certificate accounts...............        119,802         6,576      5.49
FHLB advances......................         49,125         2,770      5.64
                                       ------------  -------------
    Total interest-bearing
      liabilities..................       $210,337        10,365      4.93%
                                       ============  -------------

Net interest income................                      $ 7,362
                                                     =============
Net interest rate spread...........                                   2.94%
                                                                    =========
Net earning assets.................       $ 14,842
                                       ============
Net yield on average interest-
  earning assets...................                                   3.27%
                                                                    =========
Average interest-earning
  assets to average interest-
  bearing liabilities..............                        1.07x
                                                     =============

       RATE/VOLUME ANALYSIS. The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the increase related to higher outstanding balances and that due to the levels and volatility of interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume which cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate.


                                                                            Year Ended June 30,
                                          ----------------------------------------------------------------------------------
                                                        1995 vs. 1996                             1996 vs. 1997
                                          ----------------------------------------    --------------------------------------
                                                           Increase                                  Increase
                                                          (Decrease)        Total                   (Decrease)     Total
                                                            Due to         Increase                   Due to      Increase
                                             Volume          Rate         (Decrease)    Volume         Rate      (Decrease)
                                          ------------   ----------     ------------ -----------   -----------  ------------
                                                                              (In thousands)
INTEREST-EARNING ASSETS:
   Loans receivable.....................     $1,115           $793          $1,908      $1,938         $  66       $2,004
   Mortgage-backed securities...........        450             49             499         222           (40)         182
   Investment securities................       (264)            75            (189)        403           167          570
   Certificates of deposit..............         --             (3)             (3)         --            --           --
   Other................................         40              4              44         (19)           (6)         (25)
                                          ------------   ----------     ------------ -----------   -----------  ------------
      Total interest-earning assets.....     $1,341           $918          $2,259      $2,544         $ 187       $2,731
                                          ============   ==========     ============ ===========   ===========  ============

INTEREST-BEARING LIABILITIES:
   Demand and checking deposits.........     $  (10)          $(35)         $  (45)     $  151         $  29       $  180
   Savings deposits.....................        (34)             4             (30)         24           (31)          (7)
   Certificate accounts.................        401            919           1,320         276            43          319
   FHLB advances........................        660            (22)            638       1,493           (65)       1,428
                                          ------------   ----------     ------------ -----------   -----------  ------------
       Total interest-bearing
          liabilities...................     $1,017           $866          $1,883      $1,944         $ (24)      $1,920
                                          ============   ==========     ============ ===========   ===========  ============
Net interest income.....................                                    $  376                                 $  811
                                                                        ============                            ============

       INTEREST RATE SPREAD. Capital's results of operations are determined primarily by net interest income and, to a lesser extent, fee income, miscellaneous income and operating expenses. Net interest income is determined by the interest rate spread between the yields earned on its interest-earning assets and the rates paid on interest-bearing liabilities and by the relative amounts of interest-earning assets and interest-bearing liabilities.

       The following table sets forth the weighted average yield earned and rate paid on Capital's interest-earning assets and interest-bearing liabilities.

                                                                                                  At June 30,
                                                                                   --------------------------------------
                                                                                       1995          1996         1997
                                                                                   -----------   -----------   ----------
WEIGHTED AVERAGE YIELD ON:
   Loans receivable........................................................           7.66%         8.02%        8.12%
   Mortgage-backed securities..............................................           6.50          7.18         6.83
   Investment securities...................................................           5.59          7.10         6.64
   Other interest-earning assets...........................................           5.62          4.92         5.17
      Combined weighted average yield on interest-earning
          assets...........................................................           7.43          7.84         7.83

WEIGHED AVERAGE RATE PAID ON:
   Savings deposits........................................................           2.75          2.79         2.70
   Demand and checking deposits............................................           2.17          2.14         2.55
   Certificates............................................................           5.24          5.48         5.57
   Borrowings..............................................................           6.50          5.65         5.68
      Combined weighted average rate paid on interest-
           bearing liabilities.............................................           4.75          4.93         4.95
Spread.....................................................................           2.68          2.91         2.88

FINANCIAL CONDITION

       Capital's total assets increased $24.5 million, or 11.2%, to $242.5 million at June 30, 1997 from $218.0 million at June 30, 1996. The increase was primarily attributable to a $23.6 million increase in loans receivable offset by a $4.9 million decrease in mortgage-backed securities. The asset growth was funded through an increase in deposits of $18.7 million and an increase in advances from the FHLB of Des Moines of $4.5 million.

       Net loans receivable increased $23.6 million, or 14.2%, to $190.2 million at June 30, 1997 from $166.6 million at June 30, 1996. Loan growth was primarily the result of increased originations, which were due to an increase in marketing efforts and increase in demand in Capital's primary lending market. In addition, Capital purchased approximately $6.0 million of loans secured by properties in the state of Missouri. During fiscal 1997, Capital originated and purchased $41.7 million of one- to four-family residential mortgage loans as compared to $53.6 million of such mortgage loans during fiscal 1996.

       Deposits increased $18.7 million, or 12.3%, to $171.0 million at June 30, 1997 from $152.3 million at June 30, 1996. This increase was comprised of $7.8 million in time deposits, $5.0 million in savings deposits and $5.9 million in demand deposits.

       Advances from the FHLB increased $4.5 million, or 10.7%, to $46.5 million at June 30, 1997 from $42.0 million at June 30, 1996. The advances have terms of up to five years at both variable and fixed interest rates and were primarily used to finance growth in loans receivable. At June 30, 1997 the average cost of advances was .11% higher than the weighted average cost of Capital's certificates of deposit.

INTEREST RATE SENSITIVITY

       ASSET/LIABILITY MANAGEMENT. The goal of Capital's asset/liability management strategy is to maximize and stabilize net interest income for the long term while protecting its interest rate spread against significant changes in interest rates. Capital has employed various strategies intended to minimize the adverse effect of interest rate risk on future operations by attempting to match the interest rate sensitivity of its assets and liabilities and by expanding its activities which are not directly dependent on interest rate spreads.

       In managing its asset/liability mix, Capital, at times, depending on the relationship between long-and short-term interest rates, market conditions and consumer preference, may place somewhat greater emphasis on maximizing its net interest margin than on strictly matching the interest rate sensitivity of its assets and liabilities. Capital's management believes that the increased net income which may result from an acceptable mismatch in the actual maturity or repricing of its assets and liability portfolios can, during periods of declining or stable interest rates, provide sufficient returns to justify the increased exposure to sudden and unexpected increases in interest rates which may result from such a mismatch. Capital has established limits, which may change from time to time, on the level of acceptable interest-rate risk. There can be no assurances, however, that in the event of an adverse change in interest rates Capital's efforts to limit interest rate risk will be successful.

       The primary elements of Capital's asset/liability strategy include (i) retaining all adjustable-rate, and a limited amount of fixed-rate loans for portfolio depending upon the current interest rate environment, (ii) purchasing fixed-rate mortgage-backed securities with short- to intermediate-term effective lives and adjustable-rate mortgage-backed securities and (iii) emphasizing the solicitation of savings, checking and longer term deposits. In this regard, Capital focuses its lending efforts toward offering competitively priced adjustable-rate and fixed-rate loan products. Capital's mortgage lending strategy has been to retain all one-, three- and five-year adjustable-rate loans and retain fixed-rate loans of 20 years or less in term. In addition, depending upon Capital's desired ratio of fixed-rate to adjustable-rate loans, consistent with its asset liability objectives, Capital retains or sells in the secondary market all the remaining fixed rate loans with servicing retained, without recourse. There were no loans held for sale as of June 30, 1997.

       Generally, the investment policy of Capital is to invest funds among various categories of investments and maturities based upon Capital's need for liquidity, to achieve the proper balance between its desire to minimize risk and maximize yield, to provide collateral for borrowings, and to fulfill Capital's asset/liability management policies. Investments generally include U.S. government, federal agency and mortgage-backed securities.

       Capital's cost of funds responds to changes in interest rates due to the relatively short-term nature of its deposit portfolio. Consequently, the results of operations are influenced by the levels of short-term interest rates. Capital offers a range of maturities on its deposit products at competitive rates and monitors the maturities on an ongoing basis.

       Capital emphasizes and promotes its statement savings, money market and checking accounts and, subject to market conditions, certificates of deposit with maturities of six months through five years, principally from its primary market area. Capital has continued its aggressive marketing campaign for checking accounts during the fiscal year 1997 and as a result has added 6,000 new accounts and $5.9 million in deposits. The passbook, statement savings and checking accounts tend to be less susceptible to rapid changes in interest rates than certificates of deposits.

       NET PORTFOLIO VALUE. Management utilizes a report provided by the OTS as one of the analytical tools to ascertain the interest rate sensitivity of Capital Bank's portfolio and therefore the effects of fluctuating interest rates on net interest income. The OTS provides a Net Portfolio Value ("NPV") approach to the quantification of interest rate risk. This approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance sheet contracts.

       Under OTS regulations, an institution's "normal" level of interest rate risk in the event of an assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Thrift institutions with greater than "normal" interest rate exposure must take a deduction from their total capital available to meet their risk based capital requirement. The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to a 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets. The regulation, however, will not become effective until the OTS evaluates the process by which savings associations may appeal an interest rate risk deduction determination. It is uncertain as to when this evaluation may be completed. Capital Bank due to its asset size and level of risk-based capital is exempt from this requirement. Notwithstanding the foregoing, utilizing this measuring concept, as of June 30, 1997, a change in interest rates of positive 200 basis points would have resulted in a 2.08% decrease (as a percentage of the net present value of Capital Bank's assets) in Capital Bank's NPV while a change in interest rates of negative 200 basis points would have resulted in a
 .31% increase (as a percentage of the net present value of Capital Bank's assets) in Capital Bank's NPV. Accordingly, a deduction to risk-based capital would have been required as of June 30, 1997 if the regulation applied to Capital Bank. However, even if such deduction was applied, Capital Bank would still be considered "well capitalized" under current regulatory guidelines.

       Presented below, as of June 30, 1997, is an analysis of Capital Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 400 basis points in accordance with OTS regulations. As illustrated in the table, NPV is more sensitive to rising rates than declining rates. This occurs principally because, as rates rise, the market value of fixed-rate loans declines due to both the rate increase and slowing prepayments. When rates decline, Capital Bank generally does not experience a significant rise in market value for these loans because borrowers presumably prepay the higher interest rate loans.

                                                 Net Portfolio Value
---------------------------------------------------------------------------------------------------------------------
      Change in
    Interest Rates                                 Estimated NPV as           Amount of               Percentage
    (Basic Points)          Estimated NPV        Percentage of Assets           Change                  Change
---------------------   -------------------  ---------------------------  -----------------   -----------------------
                                                (Dollars in thousands)
          +400                 $13,496                  5.88%                 $(14,335)                  (52)%
          +300                  17,826                  7.58                   (10,005)                  (36)
          +200                  21,849                  9.09                    (5,982)                  (21)
          +100                  25,278                 10.31                    (2,553)                   (9)
            --                  27,831                 11.17                        --                    --
          -100                  29,020                 11.52                     1,189                     4
          -200                  29,082                 11.47                     1,251                     4
          -300                  29,531                 11.56                     1,700                     6
          -400                  30,652                 11.87                     2,821                    10

       Capital's management reviews the OTS measurements on a quarterly basis. In addition to monitoring selected measures on NPV, Capital's management also monitors effects on net interest income resulting from increases or decreases in rates. This measure is used in conjunction with NPV measures to identify excessive interest rate risk.

       Certain shortcomings are inherent in the method of analysis presented in the foregoing tables. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, prepayments and early withdrawal levels would likely deviate significantly from those assumed in calculating the tables. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

LIQUIDITY AND CAPITAL RESOURCES

       Capital's principal sources of funds are deposits, amortization and prepayment of loan principal (including mortgage-backed securities), sales or maturities of investment securities, mortgage-backed securities and short-term investments and operations. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan repayments are more influenced by interest rates, general economic conditions and competition. Capital has been selective with regard to deposit rates on certain savings products and, when necessary, has supplemented deposits with longer term and/or less expensive alternative sources of funds, such as FHLB advances.

       Federal regulations historically have required Capital Bank to maintain minimum levels of liquid assets. The required percentage has varied from time to time based upon economic conditions and savings flows and is currently 4% of net withdrawable savings deposits plus borrowings payable on demand or in one year or less, during the preceding calendar month. Liquid assets for purposes of this ratio include cash, certain time deposits, U.S. Government, government agency and corporate securities and other obligations generally having remaining maturities of less than five years. Capital Bank has historically maintained its liquidity ratio at levels in excess of those required. At June 30, 1997, Capital Bank's liquidity ratio was 7.1%.

       Capital's primary sources of funds consist of deposits, and amortization of principal and interest payments on loans and mortgage-backed securities. Other potential sources of funds available to Capital include borrowings from the FHLB of Des Moines and reverse repurchase agreements. Capital uses its liquid resources principally to meet on-going commitments, to fund maturing certificates of deposit and deposit withdrawals, to invest, to fund existing and future loan commitments, to maintain liquidity and to meet operating expenses. Capital anticipates that it will have sufficient funds available to meet current loan commitments. At June 30, 1997 Capital had outstanding commitments to extend credit totaling $6.7 million (including $4.7 million in available lines of credit). Capital's management believes that loan repayments and other sources of funds will be adequate to meet Capital's foreseeable liquidity needs.

       The primary investing activity of Capital is the origination of loans and, when loan demand is down, the purchase of mortgage-backed securities. During the years ended June 30, 1995, 1996 and 1997 Capital originated and purchased loans totaling $47.1 million, $69.1 million, and $57.3 million, respectively. Purchases of loans totaled $2.7 million, $8.3 million and $6.0 million in fiscal years 1995, 1996 and 1997, respectively. To supplement adjustable-rate loan products, adjustable-rate mortgage-backed securities are utilized from time to time as a secondary investing activity. Purchases of mortgage-backed securities during the years ended June 30, 1995, 1996 and 1997 totaled $8.3 million, $14.6 million and $1.4 million, respectively.

       The primary source of funding for Capital is deposits. For the year ended June 30, 1997 Capital had a net increase of $18.7 million as compared to a net increase of $6.7 million for fiscal 1996 and a net increase of $2.6 million for fiscal 1995. Capital's management attributes the substantial increase in deposits to Capital's aggressive marketing campaign. Another source of funds is borrowing from the FHLB. At June 30, 1997 Capital had $46.5 million of FHLB advances.

       Liquidity management is both a daily and long-term responsibility of Capital's management. Capital adjusts its investments in liquid assets based upon management's assessment of (i) expected loan demand, (ii) the projected amount of loans held for sale by Capital (iii) expected deposit flows, (iv) yields available on interest-earning deposits, and (v) the objective of its asset/liability management program. Excess liquidity is invested generally in interest-earning overnight deposits and other short-term government and agency obligations. If Capital requires funds beyond its ability to generate them internally, it has significant borrowing capacity with the FHLB.

       Certificates of deposit scheduled to mature in one year or less at June 30, 1997 totaled approximately $93.0 million, or 54.4% of Capital's total deposits, reflecting consumer preference for short-term investments as a result of the relatively low interest rate environment. Based on the levels of retention of such deposits in the recent past, management believes that a significant portion of such deposits will remain with Capital.

       At June 30, 1997, shareholders' equity was $21.3 million, or 8.8% of assets. Capital has acquired a total of 273,589 shares of its outstanding common stock through its previously announced stock repurchase plans. During the year ended June 30, 1997, 15,800 shares were issued pursuant to Capital's Recognition and Retention Plan . At June 30, 1997, Capital held 257,789 common shares in treasury.

REGULATORY CAPITAL

       Federally insured savings institutions are required to maintain a minimum level of regulatory capital. The OTS has established capital standards, including a tangible capital requirement, a leverage ratio (or core capital) requirement and a risk-based capital requirement applicable to such savings institutions. These capital requirements must be generally as stringent as the comparable capital requirements for national banks. The OTS is authorized to impose capital requirements in excess of these standards on individual institutions on a case-by-case basis.

       At June 30, 1997 Capital Bank had tangible and core capital of $19.0 million and $19.0 million, or 7.9% and 7.9% of adjusted total assets, respectively, which were approximately $15.4 million and $11.8 million above the minimum requirements of 1.5% and 3.0%, respectively, of the adjusted total assets in effect on that date. On June 30, 1997 Capital Bank had risk-based capital of $19.8 million (including $19.0 million in core capital), or 16.6% of risk-weighted assets of $119.1 million. This amount was $10.3 million above the 8.0% requirement in effect on that date. Under current regulatory guidelines Capital Bank was classified as well-capitalized.

IMPACT OF INFLATION AND CHANGING PRICES

       The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of Capital's operations. Unlike most industrial companies, however, nearly all the assets and liabilities of Capital are monetary in nature. As a result, interest rates have a greater impact on Capital's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

IMPACT OF NEW ACCOUNTING STANDARDS

       In February 1997 the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." This Statement establishes standards for computing and presenting earnings per share ("EPS") and applies to entities with publicly held common stock. This statement simplifies the standards for computing EPS previously found in APB Opinion No. 15 "Earnings Per Share," and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures. This Statement became effective for financial statements for both interim and annual periods ending after December 15, 1997 and has been made a part of the interim reports filed December 31, 1997 and March 31, 1998.

      In June 1997 the FASB issued SFAS No. 130 "Reporting Comprehensive Income." This Statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. This Statement requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. This Statement is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required statements.

                                BUSINESS OF UPC

GENERAL

      UPC, a Tennessee corporation, is a bank holding company registered with the Federal Reserve under the BHC Act. As of March 31, 1998, UPC had total consolidated assets of approximately $18.4 billion, total consolidated loans of approximately $12.7 billion, total consolidated deposits of approximately $13.6 billion, and total consolidated shareholders' equity of approximately $1.8 billion.

      UPC conducts its business activities through its principal bank subsidiary, the $15.7 billion asset Union Planters Bank, founded in 1869, headquartered in Memphis, Tennessee, with branches in Alabama, Arkansas, Kentucky, Louisiana, Mississippi, Missouri, and Tennessee. UPC also had, as of March 31, 1998, six other financial institution subsidiaries, the largest of which being Union Planters Bank of Florida, Miami, Florida, which had total consolidated assets as of March 31, 1998 of approximately $2.2 billion. UPC undertook a corporate reorganization plan in the fourth quarter of 1997, the primary purpose of which was to consolidate substantially all of its bank subsidiaries into UPBNA. It is likely that UPC will continue to consolidate its various bank subsidiaries into UPBNA in the future, to the extent allowed by law. Through the UPC Banking Subsidiaries, UPC provides a diversified range of financial services in the communities in which it operates and maintains approximately 518 banking offices and 676 ATMs. UPC's total deposits at March 31, 1998 are allocable by state to its banking offices (before consolidating adjustments) approximately as follows: $6.7 billion in Tennessee; $2.9 billion in Mississippi; $1.3 billion in Florida; $1.2 billion in Missouri; $596 million in Arkansas; $598 million in Louisiana; $412 million in Alabama; and $103 million in Kentucky.

      Acquisitions have been, and are expected to continue to be, an important part of the expansion of UPC's business. UPC completed three acquisitions in 1995, seven in 1996, and seven in 1997, and two in 1998, adding approximately $1.3 billion in total assets in 1995, $4.2 billion in 1996, $3.6 billion in 1997, and $520 million in 1998. UPC is currently a party to definitive agreements to acquire ten financial institutions, not including Capital, and to the agreement relating to the CalFed Bank Purchase, all of which had aggregate total assets of approximately $12.9 billion at March 31, 1998. For information with respect to these acquisitions see "-- Recent Developments."

      UPC expects to continue to take advantage of the consolidation of the financial services industry by further developing its franchise through the acquisition of financial institutions and other entities engaged in lines of business permissible for banks and bank holding companies. Future acquisitions may entail the payment by UPC of consideration in excess of the book value of the underlying net assets acquired, may result in the issuance of additional shares of UPC capital stock or the incurring of additional indebtedness by UPC, and could have a dilutive effect on the earnings or book value per share of UPC Common Stock. Moreover, significant charges against earnings are sometimes required incidental to acquisitions. For a discussion of UPC's acquisition program, including a discussion of the significant charges UPC has incurred over the past three fiscal years incidental to acquisitions, see the caption "Acquisitions" (on page 10) in UPC's Annual Report to Shareholders and Note 2 to UPC's audited consolidated financial statements for the years ended December 31, 1997, 1996, and 1995 (on pages 49 and 50) contained in such Annual Report to Shareholders. UPC's Annual Report to Shareholders is included as Exhibit 13 to the UPC 1997 Form 10-K and Exhibit 13 is incorporated by reference herein to the extent indicated herein.

      The principal executive offices of UPC are located at 7130 Goodlett Farms Parkway, Memphis, Tennessee 38018, and its telephone number at such address is
(901) 580-6000. Additional information with respect to UPC and its subsidiaries is included in documents incorporated by reference in this Proxy Statement. See "AVAILABLE INFORMATION" and "DOCUMENTS INCORPORATED BY REFERENCE."

RECENT DEVELOPMENTS

      RECENTLY COMPLETED ACQUISITIONS. Since December 31, 1997, UPC has completed the acquisitions of two institutions (the "Recently Completed Acquisitions").

                                                                      Asset Size
                          Institution                               (In millions)                 Type of Consideration
--------------------------------------------------------        --------------------  ---------------------------------------
Sho-Me Financial Corp, Mt.  Vernon, Missouri,
   and its subsidiary, 1st Savings Bank, f.s.b.,                                       1,153,459 shares
   Mt.  Vernon, Missouri.                                           $     374             of UPC Common Stock
Security Bancshares, Inc., Des Arc, Arkansas and                          146
    its subsidiaries, Farmers & Merchants Bank,
    Des Arc, Arkansas and Merchants & Farmers                                          490,858 shares
    Bank, West Helena, Arkansas.                                                          of UPC Common Stock
                                                                --------------------
TOTAL                                                               $     520
                                                                ====================

      OTHER PENDING ACQUISITIONS. UPC has entered into definitive agreements to acquire the following financial institutions in addition to Capital (collectively, the "Other Pending Acquisitions" and, together with the Recently Completed Acquisitions, the "Other Acquisitions") which UPC's management considers probable of consummation and which are expected to close in 1998. The largest of the Other Pending Acquisitions is UPC's proposed acquisition of Magna. Magna acquired Charter Financial, Inc., and its subsidiary, Charter Bank, S.B. on May 1, 1998 (referred to as the "Charter Acquisition") . Charter is located in Sparta, Illinois and at the time of the Charter Acquisition had total assets of approximately $406 million. For purposes of this Proxy Statement, including the pro forma financial information included herein, the term "Other Pending Acquisitions" includes the Charter Acquisition.

                                          Asset Size                                                           Projected
                 Institution            (In millions)(1)              Type of Consideration(2)                Closing Date
--------------------------------------   ------------------ -----------------------------------------  --------------------------
Magna Group, Inc., St. Louis, Missouri
and its subsidiary, including Magna                        Approximately 36,716,861 shares of UPC
Bank, National Association.(3)            $7,657           Common Stock and $39,620 in cash             Third Quarter 1998

Peoples First Corporation, Paducah,
Kentucky and its subsidiaries,
including Peoples First National Bank,                     Approximately 6,338,000 shares of UPC        Third Quarter 1998
Paducah, Kentucky.                         1,493           Common Stock

Purchase of 24 branches and assumption
of $1.5 billion of deposit liabilities
$20,000 of California Federal Bank in
Florida ("CalFed Branch Purchase").        1,465           $110 million deposit premium in case          Third Quarter 1998

AMBANC Corp., Vincennes, Indiana, N.A.,
and its subsidiaries, AmBank Illinois,
N.A., AmBank Indiana, N.A., and American                   Approximately 3,398,000 shares of UPC
National Realty Corp.                        734           Common Stock                                  Third Quarter 1998

Merchants Bancshares, Inc., Houston,
Texas, and its subsidiary, Merchants                       Approximately 2,000,000 shares
Bank, Houston, Texas.                        552           of UPC Common Stock                          Third Quarter 1998

                                                           Approximately 1,655,000 shares                  Third Quarter
Transflorida Bank, Boca Raton, Florida.      318           of UPC Common stock                                  1998


CB & T, Inc., McMinnville, Tennessee,                        Approximately 1,450,000 shares of UPC           Third Quarter
and its subsidiary,  City Bank & Trust         271           Common Stock                                         1998
Company, McMinnville, Tennessee.

First National Bancshares of Wetumpka,
Inc., Wetumpka, Alabama, and its
subsidiary, First National Bank,                             Approximately 836,000 shares of UPC             Third Quarter
Wetumpka, Alabama.                             217           Common Stock                                         1998

Alvin Bancshares, Inc., Alvin, Texas,
and its subsidiary, Alvin State Bank,                        Approximately 425,000 shares of UPC             Third Quarter
Alvin, Texas.                                  121           Common Stock                                         1998

First Community Bancshares, Inc.,
Middleton, TN, and its subsidiary,
Bank of Middleton, Middleton,                                Approximately 129,000 shares of UPC             Third Quarter
Tennessee.                                      41           Common Stock                                         1998

Duck Hill Bank, Duck Hill,                                   Approximately 42,000 shares of UPC Common       Third Quarter
Mississippi.                                    20           Stock                                                1998

                                         ----------
            TOTAL                          $12,889
                                         ==========

------------------------------------

(1) Approximate total assets at March 31 , 1998.

(2) Assumes no adjustment to shares pursuant to exchange ratio adjustment mechanisms.

(3) Includes the pro-forma impact of the Charter Acquisition.

      EARNINGS CONSIDERATIONS RELATED TO THE MERGER AND THE OTHER PENDING ACQUISITIONS. It is expected that either UPC or the institutions to be acquired in connection with the Merger and the Other Pending acquisitions will incur charges arising from such acquisitions and from the assimilation of those institutions into the UPC organization. Most of the charges are expected to relate to the Magna and Peoples Acquisitions. Anticipated charges would normally arise from matters such as, but not limited to: (i) legal, accounting, financial advisory and consulting fees; (ii) payment of contractual benefits triggered by a change of control, early retirement and involuntary separation and related benefit; (iii) costs associated with elimination of duplicate facilities and branch consolidations; (iv) data processing charges; (v) cancellation of vendor contract; and (vi) other contingencies and similar costs which normally arise from the consolidation of operational activities.

      For a discussion of the significant charges UPC has incurred over the past three years incidental to its acquisition program, see the caption "Acquisitions" (on page 10) in UPC's Annual Report to Shareholders. UPC's Annual Report to Shareholders is included as Exhibit 13 to UPC's 1997 Form 10-K and Exhibit 13 is incorporated by reference herein to the extent indicated herein. See "Documents Incorporated By Reference."

      The Merger and the Other Pending Acquisitions (with the exception of the Charter Acquisition which was, and the Duck Hill Bank Acquisition and the CalFed Branch Purchase which are expected to be, accounted for as a purchase) are expected to be accounted for as pooling of interests. UPC currently estimates incurring aggregate charges in the range of $100 million to $115 million (approximately $91 million related to Magna) before taxes in connection with the consummation of the Merger and the Other Pending Acquisitions. On an after tax basis, these charges are estimated in the range of $75 million to $85 million (approximately $61 million related to Magna). To the extent that UPC's recognition of these acquisition-related charges is contingent upon consummation of a particular transaction, those charges would be recognized in the period in which such transaction closes.

      The range of anticipated charges to be incurred in connection with consummating the Merger and the Other Pending Acquisitions is a preliminary estimate of the significant charges which may, in the aggregate, be required and should be viewed accordingly. The charges are reflected in the pro forma consolidated balance sheet.

Moreover, this range has been based on the due diligence that has been performed to date in connection with the Merger and the Other Pending Acquisitions and the range may be subject to change and the actual charges incurred may be higher or lower than what is currently contemplated, once those institutions are assimilated from an operational perspective and various contingencies are either satisfied or eliminated. Furthermore, the range of anticipated charges will change if additional entities are acquired. UPC regularly evaluates the potential acquisition of, and holds discussions with, various potential acquisition candidates. As a general rule, UPC will publicly announce such acquisitions only after a definitive agreement has been reached, and only then if UPC considers the acquisition to be of such a size as to be a significant acquisition. Since the range of anticipated acquisition related charges is likely to change with additional acquisitions, and since UPC regularly engages in acquisitions, such range could change, and Capital's shareholders should view such information accordingly.


      For information with respect to the pro forma effect of the Other Acquisition on the historical financial statements of UPC, see "PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION."

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

      The following tables contain unaudited pro forma condensed consolidated financial statements including a balance sheet as of March 31, 1998, and statements of earnings for the three months ended March 31, 1998 and the years ended December 31, 1997, 1996, and 1995. These statements present on a pro forma basis historical results for (i) UPC for all periods, (ii) UPC and Magna for all periods, (iii) UPC, Capital, and the Other Acquisitions as of and for the three months ended March 31, 1998 and the year ended December 31, 1997, and
(iv) UPC, Magna, Peoples, AMBANC, and Merchants for the years ended December 31, 1996 and 1995 (see "BUSINESS OF UPC -- Recent Developments -- Other Pending Acquisitions").

      The Merger and all but four of the Other Acquisitions are expected to be accounted for using the pooling-of-interests method of accounting. The pro forma information as of March 31, 1998 and for the three months ended March 31, 1998, and the year ended December 31, 1997, reflect the acquisition of Capital, Magna, and the Other Acquisitions as of January 1, 1997. The pro forma information for the years ended December 31, 1996 and 1995, reflect only the acquisition of Magna, Peoples, AMBANC, and Merchants, because Capital and the Other Acquisitions (other than Magna, Peoples, AMBANC, and Merchants) are not individually or in the aggregate, considered material to UPC from a financial statement presentation standpoint. Furthermore, the pro forma impact of the CalFed Branch Purchase on the pro forma statement of earnings for the periods presented has been excluded due to the lack of information available for operation of the branches on a historical basis. Pro forma financial information are presented for information purposes only and are not necessarily indicative of the results of operations or combined financial position that would have resulted had the Merger or the Other Acquisitions been consummated at the dates or during the periods indicated, nor are they necessarily indicative of future results of operations or combined financial position. The pro forma balance sheet reflects preliminary estimates by UPC of acquisition-related charges to be incurred in connection with consummation of the Merger and Other Acquisitions; however, the statement of earnings does not reflect these changes. For additional information with respect to the estimated charges UPC anticipates it would incur in connection with the Merger and the Other Acquisitions, see "BUSINESS OF UPC -- Recent Developments." For a discussion of UPC's acquisition program, including a discussion of the significant charges UPC has incurred incidental to acquisitions over the past three fiscal years, see the caption "Acquisitions" (on page 10) in UPC's 1997 Annual Report to Shareholders and Note 2 to UPC's audited consolidated financial statements for the years ended December 31, 1997, 1996, and 1995 (on pages 49 and 50) contained in such UPC 1997 Annual Report to Shareholders. UPC's 1997 Annual Report to Shareholders is included as Exhibit 13 to UPC's 1997 Form 10-K, and
Exhibit 13 is incorporated by reference herein to the extent indicated herein. See "DOCUMENTS INCORPORATED BY REFERENCE."

      The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the consolidated historical financial statements of UPC and Capital which are incorporated by reference or included herein. Pro forma results are not necessarily indicative of future operating results. See "DOCUMENTS INCORPORATED BY REFERENCE."

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 1998

                                                                                                                       UPC, MAGNA,
                                                                                                         UPC             CAPITAL,
                                                                                        PRO FORMA        AND             AND OTHER
                                                           UPC           MAGNA         ADJUSTMENTS      MAGNA          ACQUISITIONS
                                                         -------------- -------------  --------------  -------------  -------------
                                                                                 (DOLLARS IN THOUSANDS)
ASSETS
Cash and due from banks................................      $660,528       $220,317                         880,845     $1,008,839
Interest-bearing deposits at financial institutions....        20,425            - -                          20,425         49,640
Federal funds sold and securities purchased under
   agreements to resell................................       309,415         95,126                         404,541        545,801
Trading account assets.................................       163,698            - -                         163,698        163,698
Loans held for resale..................................       253,021            - -                         253,021        259,017
Investment securities, at fair value...................     3,287,664      2,239,113                       5,526,777      7,812,071
Loans..................................................    12,754,653      4,379,021                      17,133,674     20,272,013
   Less:  Unearned income..............................       (26,994)           (93)                        (27,087)       (34,152)
             Allowance for losses on loans.............      (223,837)       (59,928)                       (283,765)      (320,107)
                                                         -------------- -------------  --------------  -------------  -------------
    Net loans..........................................    12,503,822      4,319,000                      16,822,822     19,917,754

Premises and equipment.................................       338,799        117,253                         456,052        534,387
Accrued interest receivable............................       196,595         46,523                         243,118        279,665
FHA/VA claims receivable...............................       138,626                                        138,626        138,626
Mortgage servicing rights..............................        98,089          1,237                          99,326         99,832
Goodwill and other intangibles.........................        78,927        120,951                         199,878        375,339
Other assets...........................................       364,005         91,098      $ 29,060 (b)       484,163        519,252
                                                         -------------- -------------  --------------  -------------  -------------
    Total assets.......................................  $ 18,413,614    $ 7,250,618      $ 29,060      $ 25,693,292   $ 31,703,921
                                                         ============== =============  ==============  =============  =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
   Noninterest-bearing ................................   $ 2,290,776    $   641,300                     $ 2,932,076    $ 3,781,318
   Certificates of deposit of $100,000 and over........     1,417,728        932,141                       2,349,869      2,854,920
   Other interest-bearing .............................     9,872,723      3,973,247                      13,845,970     17,696,215
                                                         -------------- -------------  --------------  -------------  -------------
        Total deposits.................................    13,581,227      5,546,688           - -        19,127,915     24,332,453
                                                                                 - -
Short-term borrowings..................................       442,051        891,706                       1,333,757      1,365,605
Short and Medium-term bank notes.......................       135,000                                        135,000        139,743
Federal Home Loan Bank advances........................       846,291        106,370                         952,661      1,215,073
Other long-term debt...................................     1,022,644          9,513                       1,032,157      1,037,766
Accrued interest, expenses and taxes...................       182,422         76,604      $ 90,511 (b)       349,537        406,185
Other liabilities......................................       394,537          8,759                         403,296        410,918
                                                         -------------- -------------  --------------  -------------  -------------
        Total liabilities..............................    16,604,172      6,639,640      $ 90,511        23,334,323     28,907,743
                                                         -------------- -------------  --------------  -------------  -------------

Shareholders' equity
   Convertible preferred stock.........................        36,972             40                          37,012         37,012
   Common stock........................................       419,326         68,075        89,631 (a)       577,032        662,544
                                                              272,157        343,601      (150,257)(a)       457,905        580,938
   Additional paid-in capital..........................                                     (7,596)(b)
   Retained earnings...................................     1,060,029        267,982       (61,451)(b)     1,266,560      1,489,763
   Treasury stock......................................           - -        (60,626)       60,626 (a)           - -            - -
   Unearned compensation...............................        (9,550)        (7,596)        7,596 (b)        (9,550)       (10,021)
   Net unrealized gain on available for sale securities        30,508           (498)                         30,010         35,942
                                                         -------------- -------------  --------------  -------------  -------------
  Total shareholder' equity............................     1,809,442        610,978       (61,451)        2,358,969      2,796,178
                                                         -------------- -------------  --------------  -------------  -------------
        Total liabilities and shareholders' equity.....   $18,413,614     $7,250,618       $29,060       $25,693,292    $31,703,921
                                                         ============== =============  ==============  =============  =============

(a) Issuance of shares to acquire Magna (32,563,752 Magna shares outstanding times an exchange ratio of .9686 equals 31,541,250 shares of UPC Common Stock to be issued).

(b) Acquisition related charges -- see "Business of UPC -- Recent
Developments -- Earnings Considerations related to the Merger and the Other Pending Acquisitions."

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1998


                                                                                             UPC           PC, MAGNA, CAPITAL,
                                                                                             AND               AND OTHER
                                                                         UPC                MAGNA             ACQUISITIONS
                                                                     --------------    -----------------    -----------------
                                                                           (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
Interest income
   Interest and fees on loans.......................................     $292,160           $388,325              $465,341
   Interest on investment securities
      Taxable.......................................................       41,475             69,870                83,000
      Tax-exempt....................................................        7,066             10,836                13,777
   Interest on deposits at financial institutions...................          424                470                   735
   Interest on federal funds sold and securities purchased under
     agreements to resell...........................................        2,710              4,837                 6,387
   Interest on trading account assets...............................        3,020              3,020                 3,020
   Interest on loans held for resale................................        2,280              2,280                 2,383
                                                                     --------------    -----------------    -----------------
       Total interest income........................................      349,135            479,638               574,643
                                                                     --------------    -----------------    -----------------
Interest expense
   Interest on deposits.............................................      124,085            179,549               221,207
   Interest on short-term borrowings................................        6,016             17,237                21,987
   Interest on long-term debt.......................................       28,327             29,936                30,779
                                                                     --------------    -----------------    -----------------
      Total interest expense........................................      158,428            226,722               273,973
                                                                     --------------    -----------------    -----------------
      Net interest income...........................................      190,707            252,916               300,670
Provision for losses on loans.......................................       17,909             21,459                24,775
                                                                     --------------    -----------------    -----------------
      Net interest income after provision for losses on loans.......      172,798            231,457               275,895

Noninterest income
   Service charges on deposit accounts..............................       25,746             32,074                36,435
   Mortgage servicing income........................................       16,191             16,453                16,890
   Bank card income.................................................        7,498              9,426                 9,641
   Factoring commissions............................................        7,304              7,304                 7,304
   Trust service income.............................................        2,407              5,723                 6,381
   Profits and commissions from trading activities..................        1,847              1,848                 1,848
   Investment securities gains......................................        5,215              5,811                 6,552
   Other income.....................................................       29,510             41,058                43,559
                                                                     --------------    -----------------    -----------------
        Total noninterest income....................................       95,718            119,697               128,610
                                                                     --------------    -----------------    -----------------

Noninterest expense
   Salaries and employee benefits...................................       73,230             96,595               113,940
   Net occupancy expense............................................       10,644             15,473                18,137
   Equipment expense................................................       10,997             13,694                16,052
   Other expense....................................................       58,753             77,892                90,669
                                                                     --------------    -----------------    -----------------
      Total noninterest expense.....................................      153,624            203,654               238,798
                                                                     --------------    -----------------    -----------------
      Earnings before income taxes..................................      114,892            147,500               165,707
Applicable income taxes.............................................       40,320             52,417                59,139
                                                                     --------------    -----------------    -----------------
      Net earnings                                                       $ 74,572             95,083               106,568
                                                                     ==============    =================    =================

Earnings per common share
   Basic............................................................     $   0.89           $   0.82              $   0.80
   Diluted..........................................................         0.86               0.79                  0.78
Weighted average shares outstanding (in thousands)
   Basic............................................................       83,379            114,868               131,931
   Diluted..........................................................       86,974            120,157               137,409

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                                                                  UPC         UPC, MAGNA, CAPITAL,
                                                                                                  AND              AND OTHER
                                                                           UPC                   MAGNA            ACQUISITIONS
                                                                      ----------------      ---------------   -------------------
                                                                              (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
Interest income
   Interest and fees on loans.......................................   $  1,165,925            $1,536,829         $  1,839,742
   Interest on investment securities
      Taxable.......................................................        187,221               290,351              343,598
      Tax-exempt....................................................         29,032                40,516               52,133
   Interest on deposits at financial institutions...................          2,627                 2,627                3,179
   Interest on federal funds sold and securities purchased under
     agreements to resell...........................................          9,114                13,760               18,554
   Interest on trading account assets...............................         14,956                14,956               14,956
   Interest on loans held for resale................................          7,819                 7,819                7,982
                                                                      ----------------      ---------------   -------------------
       Total interest income........................................      1,416,694             1,906,858            2,280,144
                                                                      ----------------      ---------------   -------------------
Interest expense
   Interest on deposits.............................................        494,517               698,778              860,526
   Interest on short-term borrowings................................         41,280                81,980              104,620
   Interest on long-term debt.......................................        110,512               116,687              120,184
                                                                      ----------------      ---------------   -------------------
      Total interest expense........................................        646,309               897,445            1,085,330
                                                                      ----------------      ---------------   -------------------
      Net interest income...........................................        770,385             1,009,413            1,194,814
Provision for losses on loans.......................................        113,633               142,580              154,163
                                                                      ----------------      ---------------   -------------------
      Net interest income after provision for losses on loans.......        656,752               866,833            1,040,651

Noninterest income
   Service charges on deposit accounts..............................        107,248               133,352              151,454
   Mortgage servicing income........................................         57,265                57,265               58,051
   Bank card income.................................................         31,317                38,544               39,239
   Factoring commissions............................................         30,140                30,140               30,140
   Trust service income.............................................          9,020                21,663               24,355
   Profits and commissions from trading activities..................          7,295                 7,295                7,295
   Investment securities gains......................................          2,104                 4,688                5,481
   Other income.....................................................        117,221               139,945              153,075
                                                                      ----------------      ---------------   -------------------
        Total noninterest income....................................        361,610               432,892              469,090
                                                                      ----------------      ---------------   -------------------

Noninterest expense
   Salaries and employee benefits...................................        284,648               372,959              440,212
   Net occupancy expense............................................         44,813                64,140               73,676
   Equipment expense................................................         43,812                53,579               62,466
   Other expense....................................................        324,431               379,663              430,225
                                                                      ----------------      ---------------   -------------------
      Total noninterest expense.....................................        697,704               870,341            1,006,579
                                                                      ----------------      ---------------   -------------------
      Earnings before income taxes..................................        320,658               429,384              503,162
Applicable income taxes.............................................        111,897               147,948              173,787
                                                                      ----------------      ---------------   -------------------
      Net earnings                                                       $  208,761              $281,436             $329,375
                                                                      ================      ===============   ====================

Earnings per common share
   Basic............................................................    $      2.54           $      2.48          $      2.52
   Diluted..........................................................           2.45                  2.40                 2.45
Weighted average shares outstanding (in thousands)
   Basic............................................................         80,336               111,418              128,555
   Diluted..........................................................         85,195               117,884              135,180

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                                               UPC
                                                                                               AND         PEOPLES, AMBANC, AND
                                                                                 UPC          MAGNA             MERCHANTS
                                                                           --------------  ------------    --------------------
                                                                                (Dollars in thousands, except per share data)
Interest income
   Interest and fees on loans..............................................   $1,095,148     $1,380,299          $1,535,342
   Interest on investment securities
      Taxable..............................................................      247,716        340,745             372,233
      Tax-exempt...........................................................       30,839         37,980              45,560
   Interest on deposits at financial institutions..........................        1,593          1,593               1,910
   Interest on federal funds sold and securities purchased under
     agreements to resell..................................................       16,948         19,462              21,664
   Interest on trading account assets......................................       13,895         13,895              13,895
   Interest on loans held for resale.......................................        6,852          6,852               7,241
                                                                           --------------  ------------    --------------------
       Total interest income...............................................    1,412,991      1,800,826           1,997,845
                                                                           --------------  ------------    --------------------
Interest expense
   Interest on deposits....................................................      512,668        670,856             755,680
   Interest on short-term borrowings.......................................       64,689         93,501             100,543
   Interest on long-term debt..............................................       90,782         97,530              97,680
                                                                           --------------  ------------    --------------------
      Total interest expense...............................................      668,139        861,887             953,903
                                                                           --------------  ------------    --------------------
      Net interest income..................................................      744,852        938,939           1,043,942
Provision for losses on loans..............................................       68,948         79,228              84,198
                                                                           --------------  ------------    --------------------
      Net interest income after provision for losses on loans..............      675,904        859,711             959,744

Noninterest income
   Service charges on deposit accounts.....................................      107,535        130,978             141,119
   Mortgage servicing income...............................................       63,003         63,003              63,003
   Bank card income........................................................       24,975         30,988              31,636
   Factoring commissions...................................................       26,066         26,066              26,066
   Trust service income....................................................       10,130         19,512              21,496
   Profits and commissions from trading activities.........................        5,765          5,765               5,765
   Investment securities gains.............................................        4,099          4,916               4,942
   Other income............................................................       78,929         89,632              94,739
                                                                           --------------  ------------    --------------------
        Total noninterest income...........................................      320,502        370,860             388,766
                                                                           --------------  ------------    --------------------

Noninterest expense
   Salaries and employee benefits..........................................      282,726        351,868             388,972
   Net occupancy expense...................................................       47,215         65,195              70,142
   Equipment expense.......................................................       44,418         53,149              60,704
   Other expense...........................................................      357,458        399,991             422,915
                                                                           --------------  ------------    --------------------
      Total noninterest expense............................................      731,817        870,203             942,733
                                                                           --------------  ------------    --------------------
      Earnings before income taxes.........................................      264,589        360,368             405,777
Applicable income taxes....................................................       93,115        125,755             139,649
                                                                           --------------  ------------    --------------------
      Net earnings                                                            $  171,474     $  234,613          $  266,128
                                                                           ==============  ============    ====================

Earnings per common share
   Basic...................................................................  $      2.13     $     2.18         $      2.24
   Diluted.................................................................         2.05           2.11                2.17
Weighted average shares outstanding (in thousands)
   Basic...................................................................       77,240        104,539             115,726
   Diluted.................................................................       83,542        112,425             123,714

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1995



                                                                                                   UPC              UPC, MAGNA ,
                                                                                                   AND                PEOPLES,
                                                                                  UPC             MAGNA        AMBANC, AND MERCHANTS
                                                                             --------------   --------------   ---------------------
                                                                                   (Dollars in thousands, except per share data)
Interest income
   Interest and fees on loans..............................................    $  986,230        $1,252,376           $1,388,252
   Interest on investment securities
      Taxable..............................................................       202,890           274,743              304,771
      Tax-exempt...........................................................        32,400            39,666               47,200
   Interest on deposits at financial institutions..........................         5,284             5,284                6,153
   Interest on federal funds sold and securities purchased under
     agreements to resell..................................................        19,965            21,868               24,547
   Interest on trading account assets......................................        14,191            14,191               14,191
   Interest on loans held for resale.......................................         4,858             4,858                5,184
                                                                             --------------   --------------   ---------------------
       Total interest income...............................................     1,265,818         1,612,986            1,790,298
                                                                             --------------   --------------   ---------------------
Interest expense
   Interest on deposits....................................................       478,641           616,666              695,224
   Interest on short-term borrowings.......................................        44,492            64,725               70,706
   Interest on long-term debt..............................................        73,234            79,293               79,674
                                                                             --------------   --------------   ---------------------
      Total interest expense...............................................       596,367           760,684              845,604
                                                                             --------------   --------------   ---------------------
      Net interest income..................................................       669,451           852,302              944,694
Provision for losses on loans..............................................        33,917            43,909               47,393
                                                                             --------------   --------------   ---------------------
      Net interest income after provision for losses on loans..............       635,534           808,393              897,301

Noninterest income
   Service charges on deposit accounts.....................................       102,932           125,419              134,243
   Mortgage servicing income...............................................        55,903            55,903               55,903
   Bank card income........................................................        20,758            26,559               27,124
   Factoring commissions...................................................        19,519            19,519               19,519
   Trust service income....................................................         8,326            16,964               18,786
   Profits and commissions from trading activities.........................        12,362            12,362               12,362
   Investment securities gains.............................................         1,433             1,789                2,008
   Other income............................................................        72,477            83,058               87,381
                                                                             --------------   --------------   ---------------------
        Total noninterest income...........................................       293,710           341,573              357,326
                                                                             --------------   --------------   ---------------------

Noninterest expense
   Salaries and employee benefits..........................................       264,663           337,656              371,136
   Net occupancy expense...................................................        44,061            61,738               66,224
   Equipment expense.......................................................        42,251            51,218               57,289
   Other expense...........................................................       256,214           302,794              324,295
                                                                             --------------   --------------   ---------------------
      Total noninterest expense............................................       607,189           753,406              818,944
                                                                             --------------   --------------   ---------------------
      Earnings before income taxes.........................................       322,055           396,560              435,683
Applicable income taxes....................................................       110,799           134,082              145,486
                                                                             --------------   --------------   ---------------------
      Net earnings                                                             $  211,256        $  262,478           $  290,197
                                                                             ==============   ==============   =====================

Earnings per common share
   Basic...................................................................    $     2.79        $     2.56           $     2.56
   Diluted.................................................................          2.66              2.46                 2.46
Weighted average shares outstanding (in thousands)
   Basic...................................................................        72,512            99,346              110,196
   Diluted.................................................................        78,798           106,632              117,604

                       CERTAIN REGULATORY CONSIDERATIONS

      The following discussion sets forth certain of the material elements of the regulatory framework applicable to banks and bank holding companies and provides certain specific information related to UPC. A more complete discussion is included in the UPC 1997 Form 10-K. Information relating to Capital is included herein under "BUSINESS OF CAPITAL -- Regulation" and in the Capital 1997 Form 10-KSB. See "AVAILABLE INFORMATION" and "DOCUMENTS INCORPORATED BY REFERENCE."

GENERAL

      UPC is a bank holding company registered with the Federal Reserve under the BHC Act. As such, UPC and its non-bank subsidiaries are subject to the supervision, examination, and reporting requirements of the BHC Act and the regulations of the Federal Reserve.

      The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before: (i) it may acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, the bank holding company will directly or indirectly own or control more than 5% of the voting shares of the bank; (ii) it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of any bank; or (iii) it may merge or consolidate with any other bank holding company.

      The BHC Act further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. Consideration of financial resources generally focuses on capital adequacy which is discussed below, and consideration of convenience and needs issues includes the parties' performance under the Community Reinvestment Act of 1977.

      The BHC Act, as amended by the interstate banking provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Interstate Banking Act"), which became effective in September 1995, repealed the prior statutory restrictions on interstate acquisitions of banks by bank holding companies, such that UPC and any other bank holding company located in Tennessee may now acquire a bank located in any other state, and any bank holding company located outside Tennessee may lawfully acquire any Tennessee-based bank, regardless of state law to the contrary, in either case subject to certain deposit-percentage limitations, aging requirements, and other restrictions. The Interstate Banking Act also generally provides that, after June 1, 1997, national and state-chartered banks may branch interstate through acquisitions of banks in other states. By adopting legislation prior to that date, a state has the ability either to "opt in" and accelerate the date after which interstate branching is permissible or "opt out" and prohibit interstate branching altogether. None of the states in which the banking subsidiaries of UPC are currently located or intends to be located through an Other Pending Acquisition (other than Texas, which elected to opt-out pursuant to legislation that expires September 2, 1999), has either moved up the date after which interstate branching will be permissible or "opted out." UPC utilized the provisions of the Interstate Banking Act at the end of 1997 to merge substantially all of UPC's Banking Subsidiaries with and into UPBNA. As a result of such consolidation, UPBNA is now a multi-state national bank with branches in Alabama, Arkansas, Kentucky, Louisiana, Mississippi, Missouri, and Tennessee.

      The BHC Act generally prohibits UPC from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices. For example, factoring accounts receivable, acquiring or servicing loans, leasing personal property, conducting discount securities brokerage activities, performing certain data processing services, acting as agent or broker in selling credit life insurance and certain other types of insurance in connection with credit transactions, and performing certain insurance underwriting activities all have been determined by the Federal Reserve to be permissible activities of bank holding companies. The BHC Act does not place territorial limitations on permissible nonbanking activities of bank holding companies. Despite prior approval, the Federal Reserve has the power to order a holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that bank holding company.

      Each of the UPC Banking Subsidiaries is a member of the Federal Deposit Insurance Corporation ("FDIC"), and as such, its deposits are insured by the FDIC to the extent provided by law. Each such subsidiary is also subject to numerous state and federal statutes and regulations that affect is business, activities, and operations, and each is supervised and examined by one or more state or federal bank regulatory agencies.

      The regulatory agencies having supervisory jurisdiction over the respective subsidiary institutions of UPC and Capital (the FDIC and the applicable state authority in the case of state-chartered nonmember banks, the OTS in the case of federally chartered thrift institutions, the Federal Reserve in the case of state-chartered member banks, and the Office of the Comptroller of the Currency ("OCC") in the case of national banks) regularly examine the operations of such institutions and have authority to approve or disapprove mergers, consolidations, the establishment of branches, and similar corporate actions. The federal and state banking regulators also have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.

PAYMENT OF DIVIDENDS

      UPC is a legal entity separate and distinct from its banking and other subsidiaries. The principal sources of cash flow of UPC, including cash flow to pay dividends to its shareholders, are dividends from its subsidiary depository institutions. There are statutory and regulatory limitations on the payment of dividends by these subsidiary depository institutions to UPC and Capital, as well as by UPC and Capital to their shareholders.

      As to the payment of dividends, each of UPC's state-chartered banking subsidiaries is subject to the respective laws and regulations of the state in which such bank is located, and to the regulations of the bank's primary federal regulator. UPBNA is subject to the regulations of the OCC.

      If, in the opinion of the federal banking regulator, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), such agency may require, after notice and hearing, that such institution cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), a depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. See "-- Prompt Corrective Action." Moreover, the federal agencies have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

      At March 31, 1998, under dividend restrictions imposed under federal and state laws, the UPC Banking Subsidiaries, without obtaining governmental approvals, could declare aggregate dividends to UPC of approximately $172.4 million.

      The payment of dividends by UPC and the UPC Banking Subsidiaries may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

CAPITAL ADEQUACY

      UPC and the UPC Banking Subsidiaries are required to comply with the capital adequacy standards established by the Federal Reserve in the case of UPC, and the appropriate federal banking regulator in the case of each of the UPC Banking Subsidiaries. There are two basic measures of capital adequacy for bank holding companies and their subsidiary depository institutions that have been promulgated by the Federal Reserve and each of the federal bank regulatory agencies: a risk-based measure and a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be considered in compliance.

      The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among depository institutions and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

      The minimum guideline for the ratio ("Total Capital Ratio") of total capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8.0%. At least half of Total Capital must be composed of common equity, undivided profits, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of subordinated debt, other preferred stock, and a limited amount of loan loss reserves ("Tier 2 Capital"). At March 31, 1998, UPC's consolidated Total Capital Ratio and its Tier 1 Capital Ratio (i.e., the ratio of Tier 1 Capital to risk-weighted assets) were 20.71% and 15.66%, respectively.

      In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio (the "Leverage Ratio") of Tier 1 Capital to average assets, less goodwill and certain other intangible assets, of 3.0% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a Leverage Ratio of at least 3.0%, plus an additional cushion of 100 to 200 basis points. UPC's Leverage Ratio at March 31, 1998, was 10.72%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a "tangible Tier 1 Capital Leverage Ratio" (deducting all intangibles) and other indicia of capital strength in evaluating proposals for expansion or new activities.

      Each of the UPC Banking Subsidiaries is subject to risk-based and leverage capital requirements adopted by its federal banking regulatory which are substantially similar to those adopted by the Federal Reserve for bank holding companies. Each of the UPC Banking Subsidiaries was in compliance with applicable minimum capital requirements as of March , 1998. Neither UPC nor any of the UPC Banking Subsidiaries has been advised by any federal banking agency of any specific minimum capital ratio requirement applicable to it.

      Failure to meet capital guidelines could subject a bank or thrift to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on the taking of brokered deposits, and certain other restrictions on its business. As described below, substantial additional restrictions can be imposed upon FDIC-insured depository institutions that fail to meet applicable capital requirements. See "-- Prompt Corrective Action."

      The federal bank regulators continue to indicate their desire to raise capital requirements applicable to banking organizations beyond their current levels. In this regard, the Federal Reserve, the FDIC, and the OCC have, pursuant to FDICIA, proposed an amendment to the risk-based capital standards that would calculate the change in an institution's net economic value attributable to increases and decreases in market interest rates and would require banks with excessive interest rate risk exposure to hold additional amounts of capital against such exposures. The OTS has already included an interest-rate risk component in its risk-based capital guidelines for savings associations that it regulates.

SUPPORT OF SUBSIDIARY INSTITUTIONS

      Under Federal Reserve policy, UPC is expected to act as a source of financial strength for, and to commit resources to support, each of the UPC Banking Subsidiaries. This support may be required at times when, absent such Federal Reserve policy, UPC may not be inclined to provide it. In addition, any capital loans by a bank holding company to any of its banking subsidiaries are subordinate in right of payment to deposits and to certain other indebtedness of such banks. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a banking subsidiary will be assumed by the bankruptcy trustee and entitled to a priority of payment.

      Under the Federal Deposit Insurance Act (the "FDIA"), a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989, in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution "in danger of default." "Default" is defined generally as the appointment of a conservator or receiver, and "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance. The FDIC's claim for damages is superior to claims of shareholders of the insured depository institution or its holding company, but is subordinate to claims of depositors, secured creditors, and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institution. The UPC Banking Subsidiaries are subject to these cross-guarantee provisions. As a result, any loss suffered by the FDIC in respect of any of these subsidiaries would likely result in assertion of the cross-guarantee provisions, the assessment of such estimated losses against the depository institution's banking or thrift affiliates, and a potential loss of UPC's respective investments in such other subsidiary depository institutions.

PROMPT CORRECTIVE ACTION

      FDICIA establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, which became effective in December 1992, the federal banking regulators are required to establish five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized) and to take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions in the three undercapitalized categories, the severity of which will depend upon the capital category in which the institution is placed. Generally, subject to a narrow exception, FDICIA requires the banking regulator to appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.

      Under the final agency rules implementing the prompt corrective action provisions, an institution that (i) has a Total Capital Ratio of 10% or greater, a Tier 1 Capital Ratio of 6.0% or greater, and a Leverage Ratio of 5.0% or greater and (ii) is not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the appropriate federal banking agency is deemed to be well capitalized. An institution with a Total Capital Ratio of 8.0% or greater, a Tier 1 Capital Ratio of 4.0% or greater, and a Leverage Ratio of 4.0% or greater is considered to be adequately capitalized. A depository institution that has a Total Capital Ratio of less than 8.0%, a Tier 1 Capital Ratio of less than 4.0%, or a Leverage Ratio of less than 4.0% is considered to be undercapitalized. A depository institution that has a Total Capital Ratio of less than 6.0%, a Tier 1 Capital Ratio of less than 3.0%, or a Leverage Ratio of less than 3.0% is considered to be significantly undercapitalized, and an institution that has a tangible equity capital to assets ratio equal to or less than 2.0% is deemed to be critically undercapitalized. For purposes of the regulation, the term "tangible equity" includes core capital elements counted as Tier 1 Capital for purposes of the risk-based capital standards, plus the amount of outstanding cumulative perpetual preferred stock (including related surplus), minus all intangible assets with certain exceptions. A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

      An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. Under FDICIA, a bank holding company must guarantee that a subsidiary depository institution meet its capital restoration plan, subject to certain limitations. The obligation of a controlling bank holding company under FDICIA to fund a capital restoration plan is limited to the lesser of 5.0% of an undercapitalized subsidiary's assets or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches, or engaging in any new line of business, except in accordance with an accepted capital restoration plan or with the approval of the FDIC. In addition, the appropriate federal banking agency is given authority with respect to any undercapitalized depository institution to take any of the actions it is required to or may take with respect to a significantly undercapitalized institution as described below if it determines "that those actions are necessary to carry out the purpose" of FDICIA.

      For those institutions that are significantly undercapitalized or undercapitalized and either fail to submit an acceptable capital restoration plan or fail to implement an approved capital restoration plan, the appropriate federal banking agency must require the institution to take one or more of the following actions: (i) sell enough shares, including voting shares, to become adequately capitalized; (ii) merge with (or be sold to) another institution (or holding company), but only if grounds exist for appointing a conservator or receiver; (iii) restrict certain transactions with banking affiliates as if the "sister bank" exception to the requirements of Section 23A of the Federal Reserve Act did not exist; (iv) otherwise restrict transactions with bank or non-bank affiliates; (v) restrict interest rates that the institution pays on deposits to "prevailing rates" in the institution's "region;" (vi) restrict asset growth or reduce total assets; (vii) alter, reduce, or terminate activities; (viii) hold a new election of directors; (ix) dismiss any director or senior executive officer who held office for more than 180 days immediately before the institution became undercapitalized, provided that in requiring dismissal of a director or senior officer, the agency must comply with certain procedural requirements, including the opportunity for an appeal in which the director or officer will have the burden of proving his or her value to the institution; (x) employ "qualified" senior executive officers; (xi) cease accepting deposits from correspondent depository institutions; (xii) divest certain nondepository affiliates which pose a danger to the institution; or
(xiii) be divested by a parent holding company. In addition, without the prior approval of the appropriate federal banking agency, a significantly undercapitalized institution may not pay any bonus to any senior executive officer or increase the rate of compensation for such an officer.

      At April 30, 1998, all of the UPC Banking Subsidiaries had the requisite capital levels to qualify as well capitalized. An institution's capital category is determined solely for the purposes of applying the prompt corrective action law and it may not constitute an accurate representation of an institution's overall financial condition or prospects.


                        DESCRIPTION OF UPC CAPITAL STOCK

      UPC's Charter currently authorizes the issuance of 300,000,000 shares of UPC Common Stock and 10,000,000 shares of UPC Preferred Stock. As of May 31, 1998, 84,970,899 shares of UPC Common Stock were outstanding and approximately 7,792,332 shares were earmarked for issuance with currently outstanding UPC options, UPC's dividend reinvestment plan, and with respect to conversion rights of currently outstanding UPC Series E Preferred stock (defined below). In addition, as of May 31, 1998, 1,156,231 shares of the Series E Preferred Stock were outstanding. As of May 31, 1998, none of UPC's 750,000 authorized shares of Series A Preferred Stock were issued and outstanding nor is management aware of the existence of circumstances from which it may be inferred that such issuance is imminent. THE CAPITAL STOCK OF UPC DOES NOT REPRESENT OR CONSTITUTE A DEPOSIT ACCOUNT AND IS NOT INSURED BY THE FDIC, THE BANK INSURANCE FUND, THE SAVINGS ASSOCIATION INSURANCE FUND, OR ANY GOVERNMENTAL AGENCY.

UPC COMMON STOCK

      GENERAL. Shares of UPC Common Stock may be issued at such time or times and for such consideration (not less than the par value thereof) as the UPC Board may deem advisable, subject to such limitations as may be set forth in the laws of the State of Tennessee, the UPC Charter or Bylaws, or the rules of the NYSE. UPBNA, a subsidiary of UPC, is the Registrar, Transfer Agent and Dividend Disbursing Agent for shares of UPC Common Stock. Its address is Union Planters Bank, National Association, Corporate Trust Department, 6200 Poplar Avenue, Third Floor, Memphis, Tennessee 38119. Its mailing address is P.O. Box 387, Memphis, Tennessee 38147.

      DIVIDENDS. Subject to the preferential dividend rights applicable to outstanding shares of the UPC Preferred Stock and subject to applicable requirements, if any, with respect to the setting aside of sums for purchase, retirement, or sinking funds, if any, for all outstanding UPC Preferred Stock, the holders of the UPC Common Stock are entitled to receive, to the extent permitted by law, only such dividends as may be declared from time to time by the UPC Board.

      UPC has the right to, and may from time to time, enter into borrowing arrangements or issue other debt instruments, the provisions of which may contain restrictions on payment of dividends and other distributions on UPC Common Stock and UPC Preferred Stock. In December, 1996, UPC caused to be issued $200,000,000 in aggregate liquidation amount of 8.20% Capital Trust Pass
- through Securities ("UPC Capital Securities") through a Delaware trust subsidiary. Pursuant to the terms of the governing instruments, UPC would be prohibited from paying dividends on any Capital Stock if all quarterly payments on the UPC Capital Securities had not been paid in full. The UPC Capital Securities mature in 2026 and may be redeemed under certain circumstances prior to maturity.

      LIQUIDATION RIGHTS. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets, or winding-up of UPC, after distribution in full of the preferential amounts required to be distributed to the holders of UPC Preferred Stock, holders of UPC Common Stock will be entitled to receive all of the remaining assets of UPC, of whatever kind, available for distribution to shareholders ratably in proportion to the number of shares of UPC Common Stock held. The UPC Board may distribute in kind to the holders of UPC Common Stock such remaining assets of UPC or may sell, transfer, or otherwise dispose of all or any part of such remaining assets to any other person or entity and receive payment therefor in cash, stock, or obligations of such other person or entity, and may sell all or any part of the consideration so received and distribute any balance thereof in kind to holders of UPC Common Stock. Neither the merger or consolidation of UPC into or with any other corporation, nor the merger of any other corporation into UPC, nor any purchase or redemption of shares of stock of UPC of any class, shall be deemed to be a dissolution, liquidation, or winding-up of UPC for purposes of this paragraph.

      Because UPC is a holding company, its right and the rights of its creditors and shareholders, including the holders of UPC Preferred Stock and UPC Common Stock, to participate in the distribution of assets of a subsidiary on its liquidation or recapitalization may be subject to prior claims of such subsidiary's creditors except to the extent that UPC itself may be a creditor having recognized claims against such subsidiary.

      For a further description of UPC Common Stock, see "EFFECT OF THE MERGER ON RIGHTS OF SHAREHOLDERS."

UPC PREFERRED STOCK

      SERIES A PREFERRED STOCK. UPC's Charter provides for the issuance of up to 750,000 shares (subject to adjustment by action of the UPC Board) of Series A Preferred Stock under certain circumstances involving a potential change in control of UPC. None of such shares are outstanding and management is aware of no facts suggesting that issuance of such shares may be imminent. The Series A Preferred Stock is described in more detail in UPC's Registration Statement on Form 8-A, dated January 19, 1989, and filed February 1, 1989 (SEC File No. 0-6919) which is incorporated by reference herein.

      SERIES E PREFERRED STOCK. As of May 31, 1998, 1,156,231 shares of
Series E Preferred Stock were outstanding. All shares of Series E Preferred Stock have a stated value of $25.00 per share. Dividends are payable at the rate of $0.50 per share per quarter and are cumulative. The Series E Preferred Stock is convertible at the rate of 1.25 shares of UPC Common Stock for each share of Series E Preferred Stock. The Series E Preferred Stock is not subject to any sinking fund provisions and has no preemptive rights. Such shares have a liquidation preference of $25.00 per share plus unpaid dividends accrued thereon and, at UPC's option and with the prior approval of the Federal Reserve, are subject to redemption by UPC at any time at a redemption price of $25.00 per share plus any unpaid dividends accrued thereon. Holders of Series E Preferred Stock have no voting rights except as required by law and in certain other limited circumstances. See "CERTAIN REGULATORY CONSIDERATIONS -- Payment of Dividends."

                             SHAREHOLDER PROPOSALS

      UPC expects to hold its next annual meeting of shareholders after the Merger in April 1999. Under SEC rules, proposals of UPC shareholders intended to be presented at that meeting must be received by UPC at its principal executive offices no later than the date specified in UPC's 1998 Annual Meeting proxy statement. In the event the Merger is not consummated, proposals of Capital shareholders intended to be presented at the 1999 annual meeting of shareholders of Capital needed to be received by Capital at its principal executive offices no later than May 26, 1998.


                                    EXPERTS

      The consolidated financial statements of UPC and subsidiaries incorporated in this Proxy Statement by reference to the UPC Annual Report on Form 10-K for the year ended December 31, 1997, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

      The consolidated financial statements included in this Proxy Statement have been audited by Williams-Keepers LLP, independent auditors, as stated in its report, which is included herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                                    OPINIONS

      The legality of the shares of UPC Common Stock to be issued in the Merger will be passed upon by E. James House, Jr., Secretary and Manager of the Legal Department of UPC. E. James House, Jr. is an officer of, and receives compensation from UPC.

      Certain tax consequences of the transaction have been passed upon by Alston & Bird LLP, Washington, D.C.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                       OF

                          CAPITAL SAVINGS BANCORP, INC.



Independent Accountants' Report                                                                                                 F-2

Consolidated Statements of Financial Condition as of
  June 30, 1996 and 1997                                                                                                        F-3

Consolidated Statements of Income for the Years Ended
  June 30, 1995, 1996 and 1997                                                                                                  F-4

Consolidated Statements of Changes in Stockholders' Equity
  for the Years Ended June 30, 1995, 1996 and 1997                                                                              F-5

Consolidated Statements of Cash Flows for the Years Ended
     June 30, 1995, 1996 and 1997                                                                                               F-6

Notes to Consolidated Financial Statements                                                                                      F-9

Consolidated Statements of Financial Condition as of
  March 31, 1998 (unaudited) and June 30, 1997                                                                                  F-28

Consolidated Statements of Income for the Three and Nine Months Ended
  March 31, 1997 (unaudited) and March 31, 1998 (unaudited)                                                                     F-29

Consolidated Statements of Cash Flows for the Nine Months Ended
  March 31, 1997 (unaudited) and March 31, 1998 (unaudited)                                                                     F-30

Notes to Consolidated Financial Statements (unaudited)                                                                          F-32

                       [WILLIAMS KEEPERS LLP LETTERHEAD]

                          INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors of
Capital Savings Bancorp, Inc. and Subsidiary

We have audited the accompanying consolidated statements of financial condition of Capital Savings Bancorp, Inc. (Company) and subsidiary as of June 30, 1996 and 1997, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to in the first paragraph present fairly, in all material respects, the consolidated financial position of Capital Savings Bancorp, Inc., and subsidiary as of June 30, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.

As discussed in the Notes to Consolidated Financial Statements, the Company changed its method of accounting for compensation expense for the employee stock ownership plan in 1995 and for impaired loans in 1996.


/s/ Williams Keepers LLP


August 1, 1997, except for Note 18 as to which the date is June 1, 1998

                  CAPITAL SAVINGS BANCORP, INC. AND SUBSIDIARY


                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                             JUNE 30, 1996 AND 1997


                                                                                       1996                 1997
                                                                                  --------------       --------------
                                                      ASSETS
Cash and due from depository institutions                                         $   2,973,489        $   7,953,414
Securities available-for-sale  (Note 2)                                              30,306,297           28,154,190
Securities held-to-maturity (Note 2)                                                 11,979,383            8,984,323
Stock in Federal Home Loan Bank (Note 2)                                              2,100,000            3,025,000
Loans receivable, net  (Note 3)                                                     166,623,231          190,202,685
Accrued interest receivable  (Note 4)                                                 1,401,109            1,465,221
Real estate owned held-for-sale, net  (Note 5)                                           31,554               68,898
Premises and equipment, net  (Note 6)                                                 1,990,741            2,231,146
Other assets                                                                            547,931              433,019
                                                                                  --------------       --------------
                        Total assets                                              $ 217,953,735        $ 242,517,896
                                                                                  ==============       ==============


                                       LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits (Note 7)                                                                 $ 152,344,791        $ 171,038,959
Borrowed funds (Note 8)                                                              42,000,000           46,500,000
Advances from borrowers for taxes and insurance                                       1,420,059            1,335,474
Accrued expenses and other liabilities                                                1,359,913            1,352,868
Income taxes payable (Note 9)                                                           348,046              950,407
                                                                                  --------------       --------------
                        Total liabilities                                           197,472,809          221,177,708
                                                                                  --------------       --------------
Stockholders' equity
Common stock, $.01 par value:
      Authorized, 5,200,000 shares; 1,211,593 and 2,149,597 shares
            issued, respectively                                                         12,116               21,496
Additional paid-in-capital                                                           11,728,171           11,910,849
Retained earnings, restricted (Notes 10, 15)                                         12,983,429           14,122,506
                                                                                  --------------       --------------
                                                                                     24,723,716           26,054,851

Deferred compensation - Recognition and Retention Plan (RRP) (Note 11)                  (31,110)            (171,176)
Deferred compensation - Employee Stock Ownership
      Plan (ESOP) (Note 11)                                                            (583,259)            (461,805)
Treasury stock (Note 12)                                                             (3,550,170)          (4,271,136)
Unrealized (loss) gain on securities available-for-sale, net of deferred
      taxes (Note 2)                                                                    (78,251)             189,454
                                                                                  --------------       --------------
                        Total stockholders' equity                                   20,480,926           21,340,188
                                                                                  --------------       --------------
                        Total liabilities and stockholders' equity                $ 217,953,735        $ 242,517,896
                                                                                  ==============       ==============


  The notes to financial statements are an integral part of these statements.

                  CAPITAL SAVINGS BANCORP, INC. AND SUBSIDIARY

                        CONSOLIDATED STATEMENTS OF INCOME
                    YEARS ENDED JUNE 30, 1995, 1996, AND 1997


                                                                                1995                1996               1997
                                                                            -------------       -------------      -------------
INTEREST INCOME
      Loans receivable:
            Mortgage loans                                                  $ 10,090,912        $ 11,705,699       $ 13,441,561
            Consumer and other loans                                             716,301           1,009,967          1,278,322
      Investment securities                                                      743,628             554,688          1,124,587
      Mortgage-backed securities                                               1,102,694           1,602,268          1,784,025
      Other interest - earning assets                                             82,982             123,668             98,557
                                                                            -------------       -------------      -------------
                  Total interest income                                       12,736,517          14,996,290         17,727,052
                                                                            -------------       -------------      -------------
INTEREST EXPENSE
      Deposits                                                                 5,858,009           7,103,060          7,594,956
      Borrowed funds                                                             703,686           1,341,871          2,769,628
                                                                            -------------       -------------      -------------
                  Total interest expense                                       6,561,695           8,444,931         10,364,584
                                                                            -------------       -------------      -------------
                  Net interest income                                          6,174,822           6,551,359          7,362,468
PROVISION FOR LOAN LOSSES (Note 3)                                                60,000             120,000            120,000
                                                                            -------------       -------------      -------------
                  Net interest income after provision for loan losses          6,114,822           6,431,359          7,242,468
                                                                            -------------       -------------      -------------
NON-INTEREST INCOME
      Bank service charges and fees                                              181,461             260,145            691,158
      Commission income                                                          446,214             286,767            190,677
      Loan servicing fees                                                        177,320             188,391            196,933
      Net (loss) gain on the sale of securities (Note 2)                         (67,178)             23,971             83,422
      Other (Note 13)                                                             42,112              69,362             72,707
                                                                            -------------       -------------      -------------
                  Total non-interest income                                      779,929             828,636          1,234,897
                                                                            -------------       -------------      -------------
NON-INTEREST EXPENSE
      Compensation and benefits                                                2,097,333           2,078,560          2,442,125
      Occupancy and equipment                                                    420,053             511,253            575,530
      Federal insurance premiums (Note 16)                                       332,508             340,994          1,166,656
      Other (Note 13)                                                          1,207,546           1,292,098          1,727,071
                                                                            -------------       -------------      -------------
                  Total non-interest expense                                   4,057,440           4,222,905          5,911,382
                                                                            -------------       -------------      -------------
                  Income before provision for income taxes                     2,837,311           3,037,090          2,565,983
PROVISION FOR INCOME TAXES (Note 9)                                            1,055,772           1,177,403          1,016,047
                                                                            -------------       -------------      -------------
                  Net income                                                $  1,781,539        $  1,859,687       $  1,549,936
                                                                            =============       =============      =============
                  Basic earnings per share (Note 18)                        $       0.85        $       0.96       $       0.86
                                                                            =============       =============      =============
                  Diluted earnings per share (Note 18)                      $       0.78        $       0.87       $       0.77
                                                                            =============       =============      =============


  The notes to financial statements are an integral part of these statements.

                  CAPITAL SAVINGS BANCORP, INC. AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                    YEARS ENDED JUNE 30, 1995, 1996 AND 1997



                                           Common
                                            Stock                                               Deferred        Deferred
                                 ----------------------------   Additional      Retained      Compensation    Compensation
                                    Shares         Amount     Paid-in Capital   Earnings          RRP             ESOP
                                 -------------  ------------- --------------- -------------   -------------   -------------
Balance, June 30, 1994              1,211,593   $     12,116   $ 11,564,124   $  9,979,100    $   (209,676)   $   (850,425)
Compensation expense
  recognized for RRP                        -              -              -              -         134,742               -
Compensation expense
 recognized for ESOP                        -              -         59,757              -               -         136,794
Acquisition of treasury stock               -              -              -              -               -               -
Net change in unrealized loss
 on securities available-for-
 sale, net of deferred taxes                -              -              -              -               -               -
Dividends                                   -              -              -       (309,556)              -               -
Net income                                  -              -              -      1,781,539               -               -
                                 -------------  -------------  -------------  -------------   -------------   -------------
Balance, June 30, 1995              1,211,593         12,116     11,623,881     11,451,083         (74,934)       (713,631)
Compensation expense
   recognized for RRP                       -              -              -              -          43,824               -
Compensation expense
  recognized for ESOP                       -              -        104,290              -               -         130,372
Acquisition of treasury stock               -              -              -              -               -               -
Net change in unrealized loss
  on securities available-for-
  sale, net of deferred taxes               -              -              -              -               -               -
Dividends                                   -              -              -       (327,341)              -               -
Net income                                  -              -              -      1,859,687               -               -
                                 -------------  -------------  -------------  -------------   -------------   -------------
Balance, June 30, 1996              1,211,593         12,116     11,728,171     12,983,429         (31,110)       (583,259)

                                                   Unrealized
                                                  (Loss) Gain
                                                  on Securities
                                                 Available-for-
                                 Treasury Stock     Sale, Net        Total
                                 --------------  --------------   -------------
Balance, June 30, 1994            $   (811,906)   $    (79,435)   $ 19,603,898
Compensation expense
  recognized for RRP                         -               -         134,742
Compensation expense
 recognized for ESOP                         -               -         196,551
Acquisition of treasury stock       (1,770,004)              -      (1,770,004)
Net change in unrealized loss
 on securities available-for-
 sale, net of deferred taxes                 -          59,857          59,857
Dividends                                    -               -        (309,556)
Net income                                   -               -       1,781,539
                                  -------------   -------------   -------------
Balance, June 30, 1995              (2,581,910)        (19,578)     19,697,027
Compensation expense
   recognized for RRP                        -               -          43,824
Compensation expense
  recognized for ESOP                        -               -         234,662
Acquisition of treasury stock         (968,260)              -        (968,260)
Net change in unrealized loss
  on securities available-for-
  sale, net of deferred taxes                -         (58,673)        (58,673)
Dividends                                    -               -        (327,341)
Net income                                   -               -       1,859,687
                                  -------------   -------------   -------------
Balance, June 30, 1996              (3,550,170)        (78,251)     20,480,926

                                                                     (CONTINUED)

                  CAPITAL SAVINGS BANCORP, INC. AND SUBSIDIARY

                    YEARS ENDED JUNE 30, 1995, 1996, AND 1997



                                           Common
                                            Stock                                               Deferred        Deferred
                                 ----------------------------   Additional      Retained      Compensation    Compensation
                                    Shares         Amount     Paid-in Capital   Earnings          RRP             ESOP
                                 -------------  ------------- --------------- -------------   -------------   -------------
Treasury stock issued
  for RRP                                   -              -         (7,205)             -        (212,352)              -
Compensation expense
  recognized for RRP                        -              -              -              -          72,286               -
Compensation expense
  recognized for ESOP                       -              -        189,883              -               -         121,454
Acquisition of treasury stock               -              -              -              -               -               -
Stock split effected in the
form of a stock dividend              938,004          9,380              -         (9,380)              -               -
Net change in unrealized
(loss) gain on securities
available-for-sale, net of
deferred taxes                              -              -              -              -               -               -
Dividends                                   -              -              -       (401,479)              -               -
Net income                                  -              -              -      1,549,936               -               -
                                 -------------  -------------  -------------  -------------   -------------   -------------
Balance, June 30, 1997              2,149,597   $     21,496   $ 11,910,849   $ 14,122,506    $   (171,176)   $   (461,805)
                                 =============  =============  =============  =============   =============   =============

                                                   Unrealized
                                                  (Loss) Gain
                                                  on Securities
                                                 Available-for-
                                 Treasury Stock     Sale, Net        Total
                                 --------------  --------------   -------------
Treasury stock issued
  for RRP                              219,557               -               -
Compensation expense
  recognized for RRP                         -               -          72,286
Compensation expense
  recognized for ESOP                        -               -         311,337
Acquisition of treasury stock         (940,523)              -        (940,523)
Stock split effected in the
form of a stock dividend                     -               -               -
Net change in unrealized
(loss) gain on securities
available-for-sale, net of
deferred taxes                               -         267,705         267,705
Dividends                                    -               -        (401,479)
Net income                                   -               -       1,549,936
                                  -------------   -------------   -------------
Balance, June 30, 1997            $ (4,271,136)   $    189,454    $ 21,340,188
                                  =============   =============   =============


  The notes to financial statements are an integral part of these statements.

                  CAPITAL SAVINGS BANCORP, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                    YEARS ENDED JUNE 30, 1995, 1996, AND 1997


                                                                          1995            1996            1997
                                                                      -------------   -------------   -------------
OPERATING ACTIVITIES
      Net income                                                      $  1,781,539    $  1,859,687    $  1,549,936
      Adjustments to reconcile net income to net cash provided by operating activities:
            Federal Home Loan Bank stock dividends                               -         (37,400)              -
            Amortization of deferred loan origination fees                 (37,203)        (75,244)        (49,203)
            Amortization of premiums and accretion of discounts on
              securities held-to-maturity and
              securities available-for-sale                               (129,475)        (63,790)         57,393
            Depreciation                                                   223,565         260,692         312,489
            Provision for loan losses                                       60,000         120,000         120,000
            Gain on sale of real estate owned held-for-sale                      -         (32,701)         (1,150)
            Loss (gain) on sale of securities                               67,178         (23,971)        (83,422)
            Gain on sale of premises and equipment                               -               -         (13,057)
            Compensation expense - RRP                                     134,742          43,824          72,286
            Compensation expense - ESOP                                    196,551         234,662         311,337
            Loans receivable originated for sale to
              Federal Home Loan Mortgage Corporation (FHLMC)            (3,466,010)    (12,286,702)              -
            Proceeds from loans receivable originated for sale
              to FHLMC                                                   3,466,010      12,286,702               -
      Adjustments for (increases) decreases in operating assets and increases (decreases) in operating liabilities:
            Accrued interest and other assets                             (554,920)       (396,826)         50,800
            Accrued expenses and other liabilities                         356,377         359,018          (7,045)
            Income taxes payable                                           (46,067)        145,296         433,922
                                                                      -------------   -------------   -------------
                  Net cash provided by operating activities              2,052,287       2,393,247       2,754,286
                                                                      -------------   -------------   -------------
INVESTING ACTIVITIES
            (Loan origination) and principal payment on loans
                  receivable, net                                      (16,984,728)    (14,946,200)    (23,746,650)
            Purchases of:
                  Securities available-for-sale                         (1,992,713)    (16,609,565)     (4,618,784)
                  Securities held-to-maturity                           (9,441,218)    (14,357,959)     (3,604,940)
            Proceeds from maturity of:
                  Securities available-for-sale                              9,783      11,412,394       6,758,227
                  Securities held-to-maturity                            3,625,387       3,484,601       6,600,000
            Sales of securities available-for-sale                       6,996,162       1,023,971         474,837
            Purchase of Federal Home Loan Bank stock                             -        (205,600)       (925,000)
            Decrease in certificates of deposit, net                     1,290,000               -               -
            Proceeds from sale of real estate owned held-for-sale           13,686         217,193          60,205
            Purchase of premises and equipment                            (232,284)       (907,483)       (583,896)
            Proceeds from sale of premises and equipment                         -               -          44,059
                                                                      -------------   -------------   -------------
                  Net cash (used) by investing activities              (16,715,925)    (30,888,648)    (19,541,942)
                                                                      -------------   -------------   -------------

                  CAPITAL SAVINGS BANCORP, INC. AND SUBSIDIARY

                    YEARS ENDED JUNE 30, 1995, 1996, AND 1997

                                                                                  1995            1996            1997
                                                                              -------------   -------------   -------------
FINANCING ACTIVITIES
            Net increases in deposits                                            2,634,203       6,656,705      18,694,168
            Net increases in borrowed funds                                     13,300,000      23,500,000       4,500,000
            Net increase (decrease) in advances from borrowers for
              taxes and insurance                                                   76,248        (131,510)        (84,585)
            Acquisition of treasury stock                                       (1,770,004)       (968,260)       (940,523)
            Dividends                                                             (309,556)       (327,341)       (401,479)
                                                                              -------------   -------------   -------------
                  Net cash provided by financing activities                     13,930,891      28,729,594      21,767,581
                                                                              -------------   -------------   -------------
                  Net increase (decrease) in cash and cash equivalents            (732,747)        234,193       4,979,925

            Cash and cash equivalents, beginning of year                         3,472,043       2,739,296       2,973,489
                                                                              -------------   -------------   -------------
            Cash and cash equivalents, end of year                            $  2,739,296    $  2,973,489    $  7,953,414
                                                                              =============   =============   =============
SUPPLEMENTAL DISCLOSURES
            Cash paid during the year for:

                  Interest                                                    $  6,316,101    $  8,307,454    $ 10,362,053

                  Income taxes                                                $  1,044,645    $  1,105,931    $    582,125

            Non-cash transactions:

                  Transfers from loans receivable to real estate owned
                    held for sale                                             $          -    $    121,003    $     96,399

                  Treasury stock issued as deferred
                    compensation - RRP                                        $          -    $          -    $    219,557

                  Par value of common stock issued due to stock split         $          -    $          -    $      9,380

                  Transfer from securities held-to-maturity to securities
                    available-for-sale                                        $          -    $ 20,288,431    $          -

                  CAPITAL SAVINGS BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations: Capital Savings Bancorp, Inc. (Company) is a Delaware corporation incorporated on September 22, 1993, for the purpose of becoming the holding company of Capital Savings Bank, FSB (Bank). The Bank was formerly known as Capital Savings and Loan Association, prior to its conversion from a state-chartered mutual savings association to a federally-chartered stock savings bank. On December 28, 1993, the Bank converted from a mutual to a stock form of ownership, and the Company completed its initial public offering with one-half of the net proceeds used to acquire all of the issued and outstanding capital stock of the Bank.

The Bank provides a variety of financial services to individuals and corporate customers through its home office in Jefferson City, Missouri and its various branch locations in the central Missouri area. The Bank's primary deposit products are interest-bearing checking and savings accounts and certificates of deposit. Its primary lending products are one- to four- family residential and consumer loans.

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Capital Savings Bancorp, Inc., and its wholly owned subsidiary Capital Savings Bank, FSB, and the Bank's wholly owned subsidiary Capital Savings Financial Services, Inc. All significant intercompany transactions and balances are eliminated in the consolidation.

Regulation: The Bank is subject to examination and regulation by the Office of Thrift Supervision (OTS) and the Federal Deposit Insurance Corporation (FDIC).

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans. In connection with the determination of the allowances for losses on loans, management obtains independent appraisals for significant properties.

A majority of the Bank's loan portfolio consists of one- to four- family residential and consumer loans in the Central Missouri area. The Central Missouri economy is dependent upon state government, light manufacturing, agriculture, education, medical, insurance and retail. Accordingly, the ultimate collectibility of a substantial portion of the Bank's portfolio is susceptible to changes in local market conditions.

While management uses available information to recognize losses on loans, future changes to the allowance may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans. Such agencies may require the Bank to make changes to the allowance based on their judgments about information available to them at the time of their examination.

Cash and Cash Equivalents: Cash and cash equivalents are defined as those amounts in the consolidated statements of financial condition caption "Cash and due from depository institutions." Cash and cash equivalents include cash and other highly liquid instruments having an original maturity of three months or less. For purposes of the consolidated statements of cash flows, the Company does not include liquid debt instruments or certificates of deposit as cash equivalents. Cash and due from depository institutions include interest-bearing accounts totaling approximately $309,000 and $4,468,000 at June 30, 1996 and 1997, respectively.

Investment in Securities: Investments in debt and equity securities are classified as follows:

- Trading Securities. Investment securities held principally for resale in the near term and mortgage-backed securities held for sale in conjunction with the Company's mortgage banking activities are classified as trading securities and recorded at their fair values. Unrealized gains and losses on trading securities are included in other income. There were no trading securities held at June 30, 1996 or 1997.

- Securities held-to-maturity. Investment securities for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest income using the interest method over the period to maturity.

- Securities available-for-sale. Securities available for sale consist of investment securities not classified as trading securities or as securities held-to-maturity, and are recorded at fair value. Unrealized holding gains and losses, net of tax, on securities available-for-sale are reported as a net amount in a separate component of stockholders' equity until realized.

Any declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses. Gains and losses on the sale of securities are determined using the specific-identification method.

Loans Receivable: Loans receivable that management has the intent and ability to hold until maturity or pay-off are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan. Discounts and premiums on purchased loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Commitment fees and costs relating to commitments, the likelihood of exercise of which is remote, are recognized over the commitment period on a straight-line basis. If the commitment is subsequently exercised during the commitment period, the remaining unamortized commitment fee at the time of exercise is recognized over the life of the loan as an adjustment of yield.

Uncollectible interest on loans is charged off or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued and outstanding. Income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is back to normal, in which case the loan is returned to accrual status.

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management utilizes a systematic, documented approach in determining the appropriate level of the allowance for loan losses. Management's approach, which provides for general and specific allowances, is based, among other factors, on the Bank's past loan loss and collection experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

On July 1, 1995 the Bank adopted SFAS No. 114, Accounting by Creditors for Impairment of a Loan, and SFAS No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures (an amendment of SFAS No. 114). The adoption of these statements did not have a material effect on the Bank's financial condition or operating results for 1996. These pronouncements consider a loan to be impaired when it is probable a creditor will be unable to collect all amounts due-both principal and interest-according to the contractual terms of the loan agreement. Such pronouncements also require that impaired loans be measured based on the present value of expected future cash flows or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. If the value computed is less than the recorded value of the loan, a valuation allowance is recorded for the difference. The entire change in valuation allowance is reported as a component of the provision for loan losses expense.

Management applies its normal loan review procedures in determining when a loan is impaired. Management considers impaired loans to be all loans classified as substandard, doubtful, or loss except for smaller balance homogeneous loans which are collectively evaluated for impairment. Impaired loans are charged off when deemed to be uncollectible by management.

Management has elected to continue to use its existing nonaccrual methods for recognizing interest income on impaired loans.

Real Estate Owned Held-for-Sale: Real estate properties acquired through, or in lieu of, loan foreclosure and held-for-sale are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in gain or loss on foreclosed real estate.

Premises and Equipment: Land is carried at cost. Buildings and furniture, fixtures, and equipment are carried at cost, less accumulated depreciation and amortization. Buildings and furniture, fixtures and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. The costs of leasehold improvements are amortized using the straight-line method over the terms of the related leases.

Employee Stock Ownership Plan: Stock acquired for the Company's ESOP is recorded as deferred compensation, which is a reduction to stockholders' equity. ESOP shares are considered uncommitted until such time the shares are released (committed) to the ESOP trustee for distribution to the plan's participants. As the committed shares are released, compensation expense is recognized for the then fair value of the stock and deferred compensation for the committed shares is reduced by the amount of the shares' acquisition cost. Any difference between the acquisition cost and the then fair value is credited or charged to additional paid-in capital. Dividends paid on uncommitted ESOP shares are recognized as compensation expense, and dividends paid on allocated shares are recognized as a reduction of retained earnings.

Only committed shares are considered outstanding for earnings per share calculations.

Income Taxes: Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Advertising: The Company expenses the production costs of advertising as incurred.

2.       INVESTMENT SECURITIES

The amortized cost and fair values of investment securities at June 30 are as follows:


                                                               Gross            Gross
               1996                         Amortized        Unrealized       Unrealized
                                              Cost             Gains            Losses         Fair Value
                                          -------------     ------------     ------------     -------------
Held-to-Maturity                          $ 11,979,383      $         -      $   103,364      $ 11,876,019
                                          =============     ============     ============     =============
Available-for-Sale
         U.S. government and federal
              agencies                    $  1,800,000      $       600      $    12,869      $  1,787,731
         Mortgage-backed securities         28,454,657          152,984          268,201        28,339,440
         Equity securities                     179,126                -                -           179,126
                                          -------------     ------------     ------------     -------------
                                          $ 30,433,783      $   153,584      $   281,070      $ 30,306,297
                                          =============     ============     ============     =============


                                                               Gross            Gross
               1997                         Amortized        Unrealized       Unrealized
                                              Cost             Gains            Losses         Fair Value
                                          -------------     ------------     ------------     -------------
Held-to-Maturity
         U.S. government and federal
         agency                           $  8,984,323      $    26,849      $     7,652      $  9,003,520
                                          =============     ============     ============     =============
Available-for-Sale
         U.S. government and federal
              agencies                    $  3,460,094      $    33,617      $     3,220      $  3,490,491
         Mortgage-backed securities         23,338,732          233,406          123,368        23,448,770
         Equity securities                   1,046,706          168,233               10         1,214,929
                                          -------------     ------------     ------------     -------------
                                          $ 27,845,532      $   435,256      $   126,598      $ 28,154,190
                                          =============     ============     ============     =============

On December 28, 1995, pursuant to a transfer grace period allowed by Financial Accounting Standards Board, the Bank transferred securities held-to-maturity with a book value of $20,288,431 to the securities available-for-sale classification. Such transfer resulted in an increase of $171,614 in the unrealized gain on securities available-for-sale reported as a separate component of equity.

Gross realized gains and losses on sales of securities available-for-sale for the year ended June 30 were as follows:


                                                                1995                      1996                      1997
                                                      ------------------------  ------------------------  ------------------------
Gross realized gains                                  $                  3,261  $                 28,876  $                 83,422
Gross realized losses                                                  (70,439)                   (4,905)                        -
                                                      ------------------------  ------------------------  ------------------------
Net realized (losses) gains                           $                (67,178) $                 23,971  $                 83,422
                                                      ========================  ========================  ========================

Gross unrealized gains                                                          $                153,584  $                435,256
Gross unrealized losses                                                                         (281,070)                 (126,598)
                                                                                ------------------------  ------------------------
Net unrealized (losses) gains                                                                   (127,486)                  308,658
Deferred tax asset (liability) (Note 9)                                                           49,235                  (119,204)
                                                                                ------------------------  ------------------------
Unrealized (loss) gain on securities
  available-for-sale, net of deferred
  taxes                                                                         $                (78,251) $                189,454
                                                                                ========================  ========================

The amortized cost and fair value of investment securities held-to-maturity and available-for-sale at June 30, 1997, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because securities may be called or prepaid with or without call or prepayment penalties.


                                         Securities held-to-maturity                        Securities available-for-sale
Amounts maturing in:               Amortized Cost              Fair Value              Amortized Cost              Fair Value
                              ------------------------  ------------------------  ------------------------  ------------------------
One year or less              $                      -  $                      -  $                500,000  $                496,781
After one through five years                 4,987,110                 4,991,830                         -                         -
After five through ten years                 3,997,213                 4,011,690                 2,960,094                 2,993,711
                              ------------------------  ------------------------  ------------------------  ------------------------
                                             8,984,323                 9,003,520                 3,460,094                 3,490,492
Mortgage-backed securities                           -                         -                23,338,732                23,448,769
Other stock, at cost                                 -                         -                 1,046,706                 1,214,929
                              ------------------------  ------------------------  ------------------------  ------------------------
                              $              8,984,323  $              9,003,520  $             27,845,532  $             28,154,190
                              ========================  ========================  ========================  ========================

The investment in FHLB stock of $2,100,000 and $3,025,000 at June 30, 1996 and 1997, respectively, is recorded at cost, considered a restricted asset, and pledged as collateral security for indebtedness to the Federal Home Loan Bank of Des Moines (FHLB).

The Company has pledged government and mortgage-backed securities to secure deposits of certain customers which exceeded the maximum insurance or those not covered by the Savings Association Insurance Fund (SAIF) and to secure advances from the FHLB. At June 30, 1996 and 1997, these pledged assets had a carrying value of $26,428,446 and $25,466,173, respectively.


3.       LOANS

Loans receivable at June 30 are summarized as follows:


                                                                                           1996                      1997
                                                                                 ------------------------  ------------------------
Mortgage loans (principally conventional):
         One- to four-family residences                                          $            146,475,588  $            163,585,999
         Multi-family                                                                           1,767,511                 6,174,708
         Commercial                                                                             5,618,792                 5,992,921
         Construction                                                                           2,939,526                 1,472,620
                                                                                 ------------------------  ------------------------
                                                                                              156,801,417               177,226,248
         Less:
              Loans in process                                                                  1,484,711                   800,519
              Net deferred loan-origination fees                                                  191,446                   194,255
                                                                                 ------------------------  ------------------------
                     Net mortgage loans                                                       155,125,260               176,231,474
                                                                                 ------------------------  ------------------------
Consumer and other loans:
         Automobile                                                                             4,070,933                 4,799,107
         Loan on savings                                                                          973,150                   917,077
         Home equity and second mortgage                                                        5,774,683                 7,254,621
         Student                                                                                  366,377                   326,367
         Unsecured                                                                                441,073                   695,740
         Other                                                                                    505,842                   717,668
                                                                                 ------------------------  ------------------------
                     Total consumer and other loans                                            12,132,058                14,710,580
                                                                                 ------------------------  ------------------------
                     Total loans receivable                                                   167,257,318               190,942,054
Less allowance for loan losses                                                                    634,087                   739,369
                                                                                 ------------------------  ------------------------
                     Loans receivable, net                                       $            166,623,231  $            190,202,685
                                                                                 ========================  ========================

Activity in the allowance for loan losses is summarized as follows for the years ended June 30:


                                                       1995                      1996                     1997
                                             ------------------------  ------------------------ ------------------------
Balance, beginning of year                   $                454,087  $                514,087 $                634,087
Provision charged to income                                    60,000                   120,000                  120,000
Charge-offs                                                         -                         -                  (17,419)
Recoveries                                                          -                         -                    2,701
                                             ------------------------  ------------------------ ------------------------
Balance, end of year                         $                514,087  $                634,087 $                739,369
                                             ========================  ======================== ========================

The following information relates to impaired loans as of, and for the years ended, June 30:


                                                                                             1996                     1997
                                                                                    ----------------------- ------------------------
Recorded investment in impaired loans for which there is no need for a valuation allowance, based upon the measure of the loan's fair value of
  underlying collateral                                                             $               299,971 $                673,550
                                                                                    ======================= ========================
Average recorded investment in impaired loans during the year                       $               196,383 $                690,740
                                                                                    ======================= ========================
Interest income recognized for cash payments received on impaired loans
  during the year                                                                   $                21,239 $                 45,203
                                                                                    ======================= ========================

Loans to officers and directors approximated $256,000 and $272,000 at June 30, 1996 and 1997, respectively.

Mortgage loans serviced for the Federal Home Loan Mortgage Corporation (FHLMC) are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans at June 30 are summarized as follows:


                                                                                          1996                     1997
                                                                                ------------------------ ------------------------
Mortgage loan portfolio serviced for FHLMC                                      $             47,147,792 $             41,015,652
                                                                                ======================== ========================

Custodial escrow balances maintained in connection with the foregoing loan servicing were approximately $175,000 and $307,000 at June 30, 1996 and 1997, respectively.


4.       ACCRUED INTEREST RECEIVABLE

Accrued interest receivable at June 30 is summarized as follows:


                                                                                           1996                    1997
                                                                                 ------------------------  ---------------------
Investment securities                                                            $                443,980  $             412,579
Loans receivable                                                                                  957,129              1,052,642
                                                                                 ------------------------  ---------------------
                                                                                 $              1,401,109  $           1,465,221
                                                                                 ========================  =====================

5.       REAL ESTATE OWNED HELD-FOR-SALE

Real estate owned held-for-sale at June 30 is summarized as follows:

                                                                                           1996                      1997
                                                                                 ------------------------  ------------------------
Real estate owned held-for-sale, acquired by
  foreclosure                                                                    $                 43,618  $                 80,962
Allowance for losses                                                                              (12,064)                  (12,064)
                                                                                 ------------------------  ------------------------
Real estate owned held-for-sale, net                                             $                 31,554  $                 68,898
                                                                                 ========================  ========================


Income from real estate owned held-for-sale for the years ended June 30 is as follows:


                                                                 1995                      1996                      1997
                                                       ------------------------  ------------------------  ------------------------
Income (expenses) of real estate owned held-for-sale   $                  6,573  $                 (3,716) $                 (2,856)
Gain on sale of real estate owned held-for-sale                               -                    32,701                     1,150
                                                       ------------------------  ------------------------  ------------------------
                                                       $                  6,573  $                 28,985  $                 (1,706)
                                                       ========================  ========================  ========================

There was no activity in the allowance for losses for real estate owned held-for-sale for each of the three years in the period ended June 30, 1997.


6.       PREMISES AND EQUIPMENT

Premises and equipment at June 30 are summarized as follows:

                                                                                           1996                      1997
                                                                                 ------------------------  ------------------------
Land                                                                             $                395,187  $                364,186
Buildings                                                                                       1,859,725                 1,900,845
Leasehold improvements                                                                            158,147                   502,125
Furniture, fixtures and equipment                                                                 753,788                   770,164
Automobiles                                                                                        15,614                    45,601
                                                                                 ------------------------  ------------------------
                                                                                                3,182,461                 3,582,921
Less accumulated depreciation and amortization                                                  1,191,720                 1,351,775
                                                                                 ------------------------  ------------------------
                                                                                 $              1,990,741  $              2,231,146
                                                                                 ========================  ========================

Depreciation expense for the years ended June 30, 1995, 1996, and 1997 totaled $223,565, $260,692 and $312,489, respectively.

The Bank is obligated under operating leases on real and personal property at several of its locations. Rental expense for all operating leases for the years ended June 30, 1995, 1996, and 1997 approximated $36,000, $51,000 and $78,000, respectively.

Future minimum rental commitments under noncancellable leases are as follows:


         1998                   $                 59,600
         1999                                     56,850
         2000                                     58,850
         2001                                     60,850
         2002                                     67,850
         Thereafter                              720,650
                                ------------------------
                                $              1,024,650
                                ========================

7.       DEPOSITS

Deposits at June 30 are summarized as follows:


                                                                                           1996                      1997
                                                                                 ------------------------  ------------------------
         Demand deposits                                                         $             11,803,558  $             17,718,981
         Savings deposits                                                                      24,226,441                29,246,156
         Time deposits                                                                        116,314,792               124,073,822
                                                                                 ------------------------  ------------------------
                                                                                 $            152,344,791  $            171,038,959
                                                                                 ========================  ========================

The aggregate amount of short-term jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $8,358,000 and $13,520,469 at June 30, 1996 and 1997, respectively.

At June 30, 1997, scheduled maturities of time deposits were as follows:


                                                                                          Amount
                                                                                 ------------------------
         1998                                                                    $             93,021,339
         1999                                                                                  19,378,130
         2000                                                                                   7,354,667
         2001                                                                                   3,258,618
         2002 and thereafter                                                                    1,061,068
                                                                                 ------------------------
                                                                                 $            124,073,822
                                                                                 ========================


8.       BORROWED FUNDS

Borrowed funds at June 30 are summarized as follows:


                                                                                           1996                      1997
                                                                                 ------------------------  ------------------------
Advances from FHLB                                                               $             42,000,000  $             46,500,000
                                                                                 ========================  ========================

Information concerning advances from FHLB is summarized as follows:


                                                                                           1996                      1997
                                                                                 ------------------------  ------------------------
Average balance during the year                                                  $             22,655,800  $             49,125,000
Average interest rate at year end                                                                    5.65%                     5.68%
Maximum month end balance during the year                                        $             42,000,000  $             53,000,000
Mortgage-backed securities pledged for the agreement at year end:
         Carrying value                                                          $             23,110,216  $              5,965,879
         Estimated fair value                                                    $             23,048,009  $              6,159,455

At June 30, 1997, advances from the FHLB are scheduled to mature in the following fiscal years:


                          1998                                  $             34,500,000
                          1999                                                 3,000,000
                          2000                                                 6,000,000
                          2001                                                 3,000,000
                                                                ------------------------
                                                                $             46,500,000
                                                                ========================

The Bank has signed a blanket pledge agreement with the FHLB under which it can draw advances of unspecified amounts from the FHLB. The Bank must hold an unencumbered portfolio of eligible one- to four-family residential mortgages with a book value of not less than 150% of the indebtedness.

9.       INCOME TAXES

The Company and its subsidiary file consolidated federal income tax and individual state tax returns on a fiscal year basis. Historically, the Bank was allowed a special bad-debt deduction based on a percentage of taxable income (8 percent for 1995 and 1996) or on specified experience formulas. The Bank used the percentage method in 1995 and 1996. Recent legislation repealed the percentage of taxable income method of computing bad debt deductions for tax years beginning after December 31, 1995. Effective for fiscal 1997, the Bank is required to compute its bad debt deduction based on specified experience formulas.

Generally accepted accounting principles allow an exception for providing a deferred tax liability on bad debt reserves for tax purposes of qualified thrift lenders such as the Bank that arose in fiscal years beginning before June 30, 1988. Such bad debt reserve for the Bank amounted to approximately $624,000 with an income tax effect of $243,000 at June 30, 1997. This bad debt reserve would become taxable if the Bank does not maintain certain qualifying assets as defined, if the reserve is charged for other than bad debt losses, or if the Bank does not maintain its thrift charter.

Recent legislation will require the Bank to be subject to tax of approximately $230,000 on post - 1987 bad debt reserves. Such tax will be payable over a six to seven year period beginning in fiscal 1997 and is included in deferred tax liabilities in the accompanying consolidated statements of financial condition.

Federal income taxes payable at June 30 is summarized as follows:


                                                                                           1996                      1997
                                                                                 ------------------------  ------------------------
Current                                                                          $                124,030  $                569,216
Deferred                                                                                          224,016                   381,191
                                                                                 ------------------------  ------------------------
Federal income taxes payable                                                     $                348,046  $                950,407
                                                                                 ========================  ========================

The consolidated provision (benefit) for income taxes consisted of the following for the years ended June 30:


                                                        1995                      1996                      1997
                                              ------------------------  ------------------------  ------------------------
Federal:
         Current                              $                884,690  $              1,087,128  $                886,107
         Deferred                                               38,519                   (74,209)                  (11,265)
State:
         Current                                               132,563                   164,484                   141,205
                                              ------------------------  ------------------------  ------------------------
                                              $              1,055,772  $              1,177,403  $              1,016,047
                                              ========================  ========================  ========================

The reasons for the differences between the statutory federal income tax rates and the effective tax rates are summarized as follows:


                                                       1995                   1996                   1997
                                              ---------------------- ----------------------  ---------------------
Statutory federal income tax rates                             34.0%                  34.0%                  34.0%
Increase (decrease) resulting from:
         State income taxes                                     4.7%                   5.4%                   5.5%
         Other                                                (1.5)%                 (0.6)%                   0.1%
                                              ---------------------- ----------------------  ---------------------
                                                               37.2%                  38.8%                  39.6%
                                              ====================== ======================  =====================

The tax effects of temporary differences between the financial reporting basis and income tax basis of assets and liabilities that are included in the net deferred tax liability at June 30 relate to the following:


                                                                                           1996                      1997
                                                                                 ------------------------  ------------------------
Deferred tax assets:
      Cash/accrual differences                                                   $                302,445  $                311,897
      Interest and fees on loans                                                                   74,474                    75,759
      Unrealized loss on securities available-for-sale                                             49,235                         -
      Other                                                                                         5,535                     1,489
                                                                                 ------------------------  ------------------------
                  Total deferred tax assets                                                       431,689                   389,145
                                                                                 ------------------------  ------------------------
Deferred tax liabilities:
      Allowance for losses on loans and real estate
        owned held-for-sale                                                                       437,911                   353,104
      FHLB stock dividends                                                                        207,252                   207,252
      Unrealized gain on securities available-for-sale                                                  -                   119,204
      Compensation programs                                                                        10,542                    90,776
                                                                                 ------------------------  ------------------------
                  Total deferred tax liabilities                                                  655,705                   770,336
                                                                                 ------------------------  ------------------------
                  Net deferred tax liability                                     $               (224,016) $               (381,191)
                                                                                 ========================  ========================


10.        REGULATORY CAPITAL

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. The regulations require the Bank to meet specific capital adequacy guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tangible, Tier I, and Risk-based capital (as defined in the regulations). Management believes, as of June 30, 1997, the Bank meets all capital adequacy requirements to which it is subject.

As of June 30, 1997, the most recent notification from the OTS categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. A well-capitalized institution significantly exceeds the required minimum level for each relevant capital measure. There are no conditions or events since that notification that management believes have changed the institution's category.

During fiscal 1997, the Bank received OTS approval to distribute to the Company on a quarterly basis dividends equal to one-half of the Bank's net income.

                                                        (Dollars in thousands)


                                                                                                              To Be Well Capitalized
                                                                                     Minimum For Capital      For Prompt Corrective
                                                                Actual                Adequacy Purposes         Action Provisions
                                                         ----------------------    ----------------------    -----------------------
                                                          Ratio        Amount        Ratio        Amount       Ratio        Amount
                                                         --------    ----------    ---------    ---------    ---------    ----------
As of June 30, 1996:
      Stockholders' equity, and ratio to
           total assets                                      8.7%    $   18,838
                                                         ========
      Unrealized loss on securities
           available-for-sale                                                78
                                                                     ----------
      Tangible capital, and ratio to
           adjusted total assets                             8.7%    $   18,916         1.5%    $   3,266
                                                         ========    ==========    =========    =========
      Tier 1 (core) capital, and ratio to
           adjusted total assets                             8.7%    $   18,916         3.0%    $   6,533         5.0%    $   10,888
                                                         ========    ==========    =========    =========    =========    ==========
      Tier 1 capital, and ratio to risk-
           weighted assets                                  17.9%    $   18,916                                   6.0%    $    6,349
                                                         ========                                            =========    ==========
      Allowance for loan and lease losses                                   646
                                                                     ----------
      Total risk-based capital, and ratio to
           risk-weighted assets                             18.5%    $   19,562         8.0%    $   8,465        10.0%    $   10,581
                                                         ========    ==========    =========    =========    =========    ==========
      Total assets                                                   $  217,684
                                                                     ==========
      Adjusted total assets                                          $  217,763
                                                                     ==========
      Risk-weighted assets                                           $  105,809
                                                                     ==========
As of June 30, 1997:
      Stockholders' equity, and ratio to
      total assets                                           7.9%    $   19,127
                                                         ========
      Unrealized gain on securities
      available-for-sale                                                   (86)
                                                                     ----------
      Tangible capital, and ratio to
      adjusted total assets                                  7.9%    $   19,041         1.5%    $   3,618
                                                         ========    ==========    =========    =========
      Tier 1 (core) capital, and ratio to
      adjusted total assets                                  7.9%    $   19,041         3.0%    $   7,236         5.0%    $   12,060
                                                         ========    ==========    =========    =========    =========    ==========
      Tier 1 capital, and ratio to risk-
      weighted assets                                       16.0%    $   19,041                                   6.0%    $    7,148
                                                         ========                                            =========    ==========
      Allowance for loan and lease losses                                   739
                                                                     ----------
      Total risk-based capital, and ratio to
      risk-weighted assets                                  16.6%    $   19,780         8.0%    $   9,530        10.0%    $   11,913
                                                         ========    ==========    =========    =========    =========    ==========
      Total assets                                                   $  241,283
                                                                     ==========
      Adjusted total assets                                          $  241,197
                                                                     ==========

      Risk-weighted assets                                           $  119,125
                                                                     ==========

11.        EMPLOYEE BENEFITS

Pension Plan: All Company employees who are twenty-one years of age and have been employees for at least one year are included in a trusteed, defined benefit pension plan. The benefits contemplated by the plan are funded through payments to the Financial Institutions Retirement Fund, which operates as a multi-employer plan and does not report relative plan assets and actuarial liabilities of the individual participating institutions. The cost of funding is charged to current operations. Net pension cost totaled $ -0- for each of the years ended June 30, 1995, 1996 and 1997. As of July 1, 1987 the plan was fully funded and all employer contributions were suspended until further notice from the plan administrator. Administrative fees are still paid while the plan is in full funding.

Employee Stock Ownership Plan: In conjunction with the Bank's conversion, the Company formed an ESOP which covers substantially all employees with more than one year of employment, have completed 1,000 hours of service, and who have attained the age of 21. The ESOP borrowed $938,400 from the Company and purchased common shares equal to 8% of the total number of shares issued in the conversion. The ESOP debt is secured by shares of the Company. The Bank will make scheduled discretionary contributions to the ESOP sufficient to service the debt. At June 30, 1996 and 1997, the balance outstanding on this debt was $615,825 and $498,525. As the debt is paid down, the number of shares to be released from serving as collateral is computed as the ratio of the current principal plus interest to the total original principal plus interest to be paid. Deferred compensation relating to the ESOP was $583,259 and $461,805 at June 30, 1996 and 1997, respectively, and is reported as a reduction of stockholders' equity. Compensation expense totaled $256,958 and $337,334 in 1996 and 1997, respectively, which included dividends paid on uncommitted ESOP shares totaling $22,296 and $25,997 in 1996 and 1997, respectively.

The following is a summary of ESOP shares at June 30. Amounts for 1996 have been restated to reflect the stock split issued in 1997.


                                                                                           1996                     1997
                                                                                 ------------------------ ------------------------
Allocated shares                                                                                   46,224                   75,080
Committed-to-be-released shares                                                                    26,074                   24,749
Uncommitted shares                                                                                115,382                   90,633
                                                                                 ------------------------ ------------------------
           Total ESOP shares                                                                      187,680                  190,462
                                                                                 ======================== ========================
           Fair value of uncommitted shares                                      $              2,076,876 $              3,260,940
                                                                                 ======================== ========================

ESOP participants entitled to a distribution have the right to demand such distribution in the form of the Company's common stock. In the event that the Company's common stock is not readily tradeable on an established market, participants are entitled to require that the Company repurchase the common stock under a fair valuation formula, as provided by governmental regulations.

Recognition and Retention Plan: In conjunction with the Bank's conversion, the Company formed an RRP which was authorized to award 4% of the total shares of common stock issued in the conversion. As of June 30, 1996 and 1997, the Company has awarded a total of 77,168 and 92,986 shares of common stock, respectively, to directors and employees in key management positions in order to provide them with a proprietary interest in the Company in a manner designed to encourage such employees to remain with the Company. As of June 30, 1997, a total of 854 common shares remain available to be awarded under the Plan.

Deferred compensation, representing the shares' fair market value at the date of award, is charged to income on an accelerated basis over the five year vesting period as the Bank's directors and employees perform the related future services. The unamortized balance of $31,110 and $171,176 as of June 30, 1996 and 1997, respectively, is reflected as a reduction of stockholders' equity. The Company recognized $43,824 and $72,286 as compensation and benefits expense relating to this plan for the years ended June 30, 1996 and 1997, respectively.

Stock Option and Incentive Plan: In conjunction with the Bank's conversion, the Company established a stock option and incentive plan for the benefit of directors and employees of the Company and Bank. The plan became effective upon its adoption by the Board of Directors of the Company and approval of the plan by the stockholders' of the Company in October, 1994. The number of authorized but unissued shares reserved under the plan is 234,600. Granted stock options are regarded as common stock equivalents and are considered in earnings per share calculations. At June 30, 1996 and 1997, no options have been exercised nor stock issued for this plan.

The stock options may be either incentive stock options or nonqualified stock options. Incentive stock options can be granted only to participants who are employees of the Company or its subsidiaries. The exercise price of an incentive stock option must not be less than the market value of the Company's stock on the date of the grant. All options expire no later than 10 years from the date of grant. The options vest at the rate of 33 1/3% per year over a three-year period.

A summary of the status of the plan at June 30, 1996 and 1997, and changes during the years then ended is presented below:


                                                             1996                                       1997
                                             ---------------------------------------    ---------------------------------------
                                                                  Weighted Average                           Weighted Average
                                                  Shares           Exercise Price            Shares           Exercise Price
                                             ----------------- ---------------------    -----------------  --------------------
Outstanding, beginning of year                         163,046 $                5.00              163,046  $               5.00
      Granted                                                -                     -               47,300                 13.44
      Exercised                                              -                     -                    -                     -
      Forfeited                                              -                     -                    -                     -
                                             -----------------                          -----------------
Outstanding, end of year                               163,046                  5.00              210,346                  6.90
                                             =================                          =================
Options exercisable, end of year                       108,697                                    163,046
                                             =================                          =================


The fair value of each option granted is estimated on the date of the grant using the Black Scholes pricing model with the following weighted-average assumptions:


                                                                             1996                                    1997
                                                                 -----------------------------            --------------------------
      Dividends per share                                        $                       0.170            $                0.225
      Risk-free interest rate                                                            6.60%                             6.36%
      Expected life of options                                                         5 years                           5 years
      Weighted-average fair value of options granted
           during the year                                                                   -            $                 4.00

The following table summarizes information about stock options under the plan outstanding at June 30, 1997:


                                        Options Outstanding                                Options Exercisable
                         --------------------------------------------------  ------------------------------------------------
       Range of                Number                   Remaining                    Number                  Exercise
    Exercise Prices          Outstanding            Contractual Life               Exercisable                 Price
-----------------------  -------------------  -----------------------------  -----------------------  -----------------------
$                  5.00        163,046                           6.50 years          163,046          $                  5.00
$                 13.44         47,300                           9.50 years                -                                -

The Company applies APB Opinion 25 and related Interpretations in accounting for its plans, and no compensation cost has been recognized for the plan. Had compensation cost for the Company's plan been determined based on the fair value at the grant dates using Statement of Financial Accounting Standards No. 123, the Company's net income would have decreased by approximately $26,000 for 1996 and $31,000 for 1997, and earnings per share would have decreased by $.02 for 1996 and 1997, respectively. The effects of applying this statement for either recognizing compensation cost or providing pro forma disclosures are not likely to be representative of the effects on reported net income for future years because options vest over several years.

Executive Employment and Salary Continuation Agreements: Under an employment agreement with the President and Chief Executive Officer, the Company and the Bank will provide severance payments in the event of an involuntary termination of employment in connection with a change in control of the Company, as defined in the contract. If the employment of the President and Chief Executive Officer were to be terminated as of June 30, 1997 pursuant to a change in control, he would be entitled to receive a severance payment amounting to approximately $391,000.

On November 1, 1994, the Bank executed a salary continuation agreement with the President and Chief Executive Officer to provide monthly post-retirement payments under terms defined in the agreement. The agreement also specifies provisions for benefits in the events of death, disability, or termination prior to retirement. The Bank recognized approximately $28,000 as compensation and benefits expense relating to this agreement for each of the years ended June 30, 1996 and 1997, respectively.


12.        TREASURY STOCK

The Company acquired 114,050 shares, 51,900 shares and 49,179 shares of its common stock on the open market to be held in treasury during the years ended June 30, 1995, 1996, and 1997, respectively. The Company paid $13.625 to $19.625 per common stock share to acquire the stock and carries the stock at cost. During the year ended June 30, 1997, 15,800 shares were issued pursuant to awards under the Company's RRP. At June 30, 1996 and 1997, the Company held 224,410 and 257,789 common shares in treasury, respectively.


13.        OTHER NONINTEREST INCOME AND EXPENSE

Other noninterest income and expense amounts are summarized as follows for the years ended June 30:


                                                                   1995                     1996                     1997
                                                         ------------------------ ------------------------ ------------------------
Other noninterest income:
      Loan late charges                                  $                 31,796 $                 33,923 $                 46,609
      Net income (loss) from real estate owned
           held-for-sale (Note 5)                                           6,573                   28,985                   (1,706)
      Other miscellaneous                                                   3,743                    6,454                   27,804
                                                         ------------------------ ------------------------ ------------------------
                                                         $                 42,112 $                 69,362 $                 72,707
                                                         ======================== ======================== ========================
Other noninterest expense:
      Printing, postage, stationery, and supplies        $                202,722 $                240,339 $                367,273
      Telephone                                                            52,545                   56,998                   64,195
      Insurance and surety bond                                            56,666                   44,760                   62,042
      Supervisory examinations                                             53,627                   55,147                   65,086
      Professional fees                                                   142,418                  107,984                   90,008
      Data processing                                                     209,658                  233,202                  297,483
      Advertising expense                                                 222,927                  304,340                  493,983
      Other operating expense                                             266,983                  249,328                  287,001
                                                         ------------------------ ------------------------ ------------------------
                                                         $              1,207,546 $              1,292,098 $              1,727,071
                                                         ======================== ======================== ========================


14.        FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit and interest risk in excess of the amount recognized in the Consolidated Statements of Financial Condition. The contractual amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend funds for a loan to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates. The Company evaluates each customer's creditworthiness and related collateral on a case-by-case basis.

The Company's exposure to market loss in the event of future changes in market prices rendering these financial instruments less valuable is represented by the contractual amount of the instruments.

The Company's exposure to accounting loss on these financial instruments is a combination of the credit and market risk described above.

The Company does not require collateral or other security to support financial instruments with credit risk.

The Company is not committed to lend additional funds to debtors whose loans have been modified.

At June 30, 1997, the Company had approximate outstanding commitments to originate loans of $1,997,000. Fixed-rate loan commitments were $808,000 in first mortgage loans committed at interest rates ranging from 7.625% to 8.375%. Variable-rate loan commitments were $1,189,000 in first mortgage loans with interest rates ranging from 6.25% to 8%.

The Company also offers home equity and other lines of credit for its customers. At June 30, 1997, the outstanding lines of credit available totaled approximately $4,726,000.

Fair value estimates, methods and assumptions for the Company's financial instruments are set forth below, as of June 30:


                                                                                (Dollars in thousands)
                                                                    1996                                      1997
                                                  ----------------------------------------  ----------------------------------------
                                                       Carrying               Fair               Carrying               Fair
                   ASSETS                               Amount                Value               Amount                Value
                                                  -------------------  -------------------  -------------------  -------------------
Cash and due from depository institutions         $             2,973  $             2,973  $             7,953  $             7,953
Securities available-for-sale                                  30,306               30,306               28,154               28,154
Securities held-to-maturity                                    11,979               11,876                8,984                9,004
Stock in FHLB                                                   2,100                2,100                3,025                3,025
Mortgage loans                                                155,125              156,707              176,231              178,114
Consumer loans                                                 12,132               12,169               14,711               14,714
Accrued interest receivable                                     1,401                1,401                1,465                1,465

                LIABILITIES

Savings and transaction accounts                               36,030               36,030               46,965               46,965
Certificates of deposit                                       116,315              116,566              124,074              124,099
Borrowed funds                                                 42,000               41,787               46,500               46,345
All other liabilities                                           3,128                3,128                3,639                3,639

Cash and Due from Depository Institutions: The carrying amounts of cash and due from depository institutions approximate their fair value.

Securities Available-for-Sale and Securities Held-to-Maturity: Fair values for securities are based on market prices from published sources or dealer quotes for like or similar securities.

Stock in FHLB: This stock is considered a restricted asset and its carrying value is a reasonable estimate of fair value.

Mortgage Loans: The fair value of mortgage loans is calculated by using discounted cash flow analysis with discount rates based on secondary market sources. The majority of real estate loans are residential. Mortgage loans are segregated by fixed and adjustable interest terms. Fair values for impaired loans are estimated using discounted cash flow analysis.

Consumer Loans: The fair value of consumer loans is calculated by using discounted cash flow analysis based upon the current market for like instruments.

Accrued Interest Receivable:  The carrying value approximates fair value.

Savings and Transaction Accounts: Savings and transaction deposits, payable on demand or with maturities of 90 days or less, have a fair value equal to book value.

Certificates of Deposit: The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar maturities.

Borrowed Funds: The carrying value of short term borrowings maturing in 90 days or less approximates fair value. The fair value of borrowings having a maturity greater than 90 days is estimated by discounting the future cash flows using rates currently offered for other similar maturities.

All Other Liabilities:  The carrying value approximates fair value.

Off-Balance-Sheet Instruments: The fair value of a loan commitment and a letter of credit is determined based on the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreement and the present creditworthiness of the counter parties. Neither the fees earned during the year on these instruments nor their value at year-end are significant to the Company's consolidated financial position.

Limitations: Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. The valuation techniques employed above involve uncertainties and are affected by assumptions used and judgements regarding prepayments, credit risk, discount rates, cash flows and other factors. Changes in assumptions could significantly affect the reported fair value.

In addition, the fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, the Company has a mortgage servicing portfolio that contributes net fee income annually. The mortgage servicing portfolio is not considered a financial instrument and its value has not been incorporated into the fair value estimates. Also, the fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.


15.   CONVERSION TO STOCK OWNERSHIP

On June 24, 1993, the Board of Directors of the Bank adopted a plan of conversion pursuant to which the Bank converted from a state-chartered mutual association to a federal-chartered stock institution with the concurrent formation of the holding company which acquired all of the common stock of the Bank. In addition to common stock, the Company was also authorized to issue 800,000 shares of $.01 par value preferred stock. At June 30, 1996 and 1997, no shares of preferred stock have been issued.

As part of the conversion, the Bank established a liquidation account for the benefit of eligible depositors who continued to maintain their deposit accounts in the Bank after the conversion. In the unlikely event of a complete liquidation of the Bank, and only in such event, each eligible depositor will be entitled to receive a liquidation distribution from the liquidation account in the proportionate amount of the then-current adjusted balance for deposit accounts held, before distribution may be made with respect to the Bank's capital stock. The Bank may not declare or pay a cash dividend to the Company on, or repurchase any of, its capital stock if the effect thereof would cause the retained earnings of the Bank to be reduced below the amount required for the liquidation account. Except for such restrictions, the existence of the liquidation account does not restrict the use or application of retained earnings.

The Bank's capital exceeds all of the fully phased-in capital requirements imposed by OTS. OTS regulations provide that an institution that exceeds all fully phased-in capital requirements before and after a proposed capital distribution and, like the Bank, has not been notified of a need for more than normal supervision could, after prior notice but without approval by the OTS, make capital distributions during the calendar year of up to 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year. Any additional capital distributions would require prior regulatory approval.

Unlike the Bank, the Company is not subject to these regulatory restrictions on the payment of dividends to its stockholders. However, the source of future dividends may depend upon dividends from the Bank.

16.   RECAPITALIZATION OF THE SAVINGS ASSOCIATION INSURANCE FUND (SAIF)

On September 30, 1996, legislation was enacted to recapitalize the SAIF which required savings institutions with SAIF insured deposits to pay a one time special assessment of 65.7 cents per $100 of deposits at March 31, 1995. The Bank's special assessment amounted to approximately $959,000 and is included in non-interest expense in the consolidated statement of income for the year ended June 30, 1997. Subsequent to the special assessment, the Bank's SAIF assessment rate on deposits decreased from 23 cents to approximately 6.5 cents per $100 of deposits.


17.        PARENT COMPANY FINANCIAL INFORMATION

The following tables present condensed financial information of the parent company, Capital Savings Bancorp, Inc.

Condensed Statements of Financial Condition
June 30, 1996 and 1997

                                                                                         (Dollars in thousands)
                                                                                        1996                 1997
                                                                                -------------------  -------------------
                                            ASSETS
Cash and due from depository institutions                                       $               647  $               361
Securities available-for-sale                                                                   179                1,215
Investment in subsidiary                                                                     18,838               19,127
Other assets                                                                                    849                  707
                                                                                -------------------  -------------------
           Total assets                                                         $            20,513  $            21,410
                                                                                ===================  ===================
                             LIABILITIES AND STOCKHOLDERS' EQUITY
Accrued liabilities                                                             $                32  $                70
Stockholders' equity                                                                         20,481               21,340
                                                                                -------------------  -------------------
           Total liabilities and stockholders' equity                           $            20,513  $            21,410
                                                                                ===================  ===================

Condensed Statements of Income
For the years ended June 30, 1995, 1996 and 1997


                                                                                     (Dollars in thousands)
                                                                           1995                1996               1997
                                                                     ----------------     ---------------    ---------------
Income
      Income from securities available-for-sale                      $            112     $            54    $            14
      Other interest                                                               61                  64                 55
      Gain on sale of securities available-for-sale                                 -                   -                 76
                                                                     ----------------     ---------------    ---------------
                                                                                  173                 118                145
                                                                     ----------------     ---------------    ---------------
Expenses
      Compensation and benefits                                                   135                  44                 72
      Other                                                                       155                  87                123
                                                                     ----------------     ---------------    ---------------
                                                                                  290                 131                195
                                                                     ----------------     ---------------    ---------------
(Loss) before income taxes and equity in undistributed
  earnings of subsidiary                                                         (117)                (13)               (50)
Benefit from income taxes                                                          38                   3                 16
Equity in undistributed earnings of subsidiary                                  1,861               1,870              1,584
                                                                     ----------------     ---------------    ---------------
Net income                                                           $          1,782     $         1,860    $         1,550
                                                                     ================     ===============    ===============

Condensed Statements of Cash Flows
For the years ended June 30, 1995, 1996 and 1997


                                                                                            (Dollars in thousands)
                                                                                 1995                1996                1997
                                                                            ---------------    -----------------    ---------------
Cash Flows From Operating Activities
      Net income                                                            $         1,782    $           1,860    $         1,550
      Adjustments to reconcile net income to net cash provided
        by operating activities:
           Equity in undistributed earnings of subsidiary                            (1,861)              (1,870)            (1,584)
           Loss (gain) on sale of securities                                             23                    -                (76)
           Compensation expense - RRP                                                   135                   44                 72
           Change in other assets                                                       (70)                 (54)               (40)
           Change in other liabilities                                                   28                    4                 38
                                                                            ---------------    -----------------    ---------------
                  Net cash provided (used) by operating activities                       37                  (16)               (40)
                                                                            ---------------    -----------------    ---------------
Cash Flows From Investing Activities
      Dividends from Capital Savings Bank, FSB                                            -                    -              1,770
      Purchases of securities available-for-sale                                          -               (1,379)              (960)
      Sale / maturity of securities available-for-sale                                1,960                2,692                169
      (Increase) decrease in certificates of deposit                                    300                    -                  -
                                                                            ---------------    -----------------    ---------------
                  Net cash provided by investing activities                           2,260                1,313                979
                                                                            ---------------    -----------------    ---------------
Cash Flows From Financing Activities
      Acquisition of treasury stock                                                  (1,770)                (968)              (941)
      Payment received on loan to ESOP (other asset)                                    138                  117                117
      Dividends paid                                                                   (310)                (327)              (401)
                                                                            ---------------    -----------------    ---------------
                  Net cash (used) by financing activities                            (1,942)              (1,178)            (1,225)
                                                                            ---------------    -----------------    ---------------
                  Net increase (decrease) in cash and cash equivalents                  355                  119               (286)
      Cash and cash equivalents, beginning of period                                    173                  528                647
                                                                            ---------------    -----------------    ---------------
      Cash and cash equivalents, end of period                              $           528    $             647    $           361
                                                                            ===============    =================    ===============
Supplemental Disclosure of Non-Cash Transactions

      Treasury stock issued as deferred
           compensation - RRP                                               $             -    $               -    $           220

      Par value of common stock issued due to stock split                   $             -    $               -    $             9

18.        EARNINGS PER SHARE

Earnings per share of common stock have been computed on the basis of the weighted average number of shares of common stock outstanding, including the effect of stock options and treasury stock. All earnings per share reflect the implementation of SFAS No. 128, EARNINGS PER SHARE. SFAS 128 established new standards for computing and presenting earnings per share. Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of shares outstanding during the period and does not include the impact of any potentially dilutive common stock equivalents. Diluted earnings per share is computed using the weighted average number of shares determined for the basic computation plus the number of shares of common stock that would be issued assuming all contingently issuable shares having a dilutive effect on earnings per share were outstanding for the period. Because the Company issued a stock split during 1997, earnings per share and the weighted average number of common shares outstanding during 1995 and 1996 have been restated to reflect the stock split.

The weighted average number of common shares outstanding for basic and diluted net earnings per share is as follows:

                                                              1995                1996                 1997
                                                             ------              ------               ------
Numerator:
Net Income:                                                $1,781,539         $1,859,687           $1,549,936
                                                           ----------         ----------           ----------

Denominator:
Weighted average common stock outstanding (basic)           2,098,136          1,927,948            1,797,872
Dilutive options adjustment                                   183,239            204,095              204,766
                                                           ----------         ----------           ----------
Weighted average common stock outstanding (diluted)         2,281,375          2,132,043            2,002,638


Net income per share:
Basic                                                      $     0.85         $     0.96           $     0.86
Diluted                                                    $     0.78         $     0.87           $     0.77

19.        SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected quarterly data for fiscal year 1997 are presented below:


                                                                  (Dollars in thousands, except per share data)
                                                     September          December 31,           March 31,            June 30,
                                                     30, 1996               1996                 1997                 1997
                                                -------------------  -------------------  -------------------  -------------------
Total interest income                           $             4,289  $             4,445  $             4,433  $             4,560
Total interest expense                                       (2,508)              (2,600)              (2,578)              (2,679)
                                                -------------------  -------------------  -------------------  -------------------
Net interest income                                           1,781                1,845                1,855                1,881
Provision for loan losses                                       (30)                 (30)                 (30)                 (30)
                                                -------------------  -------------------  -------------------  -------------------
Net interest income after provision for
  loan losses                                                 1,751                1,815                1,825                1,851
Total noninterest income                                        237                  274                  355                  370
Total noninterest expense                                    (2,186)              (1,215)              (1,264)              (1,248)
                                                -------------------  -------------------  -------------------  -------------------
Income (loss) before income taxes                              (198)                 874                  916                  973
(Provision) benefit for income taxes                             73                 (337)                (363)                (388)
                                                -------------------  -------------------  -------------------  -------------------
Net income (loss)                               $              (125) $               537  $               553  $               585
                                                ===================  ===================  ===================  ===================
Basic earnings (loss) per share                 $             (0.07) $              0.30  $              0.31  $              0.32
                                                ===================  ===================  ===================  ===================
Diluted earnings (loss) per share               $             (0.07) $              0.27  $              0.28  $              0.29
                                                ===================  ===================  ===================  ===================

                  CAPITAL SAVINGS BANCORP, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                                   (UNAUDITED)


                                                                                       March 31,             June 30,
                                                                                            1998                 1997
                                                                                     -------------        -------------
ASSETS                                                                                (unaudited)
Cash and due from depository institutions (including interest-earning deposits
totaling $6,390,000 at March 31, 1998 and $4,468,000 at June 30, 1997)                  $9,461,110           $7,953,414
Securities available-for-sale                                                           24,944,660           28,154,190
Securities held-to-maturity (approximate fair values of $3,009,000 at March
31, 1998 and $9,004,000 at June 30, 1997)                                                2,997,448            8,984,323
Stock in Federal Home Loan Bank                                                          3,025,000            3,025,000
Loans receivable, net                                                                  187,214,480          190,202,685
Accrued interest receivable                                                              1,492,094            1,465,221
Real estate owned held-for-sale, net                                                       122,948               68,898
Premises and equipment, net                                                              2,109,651            2,231,146
Other assets                                                                               482,751              433,019
                                                                                     -------------        -------------

     Total assets                                                                     $231,850,142         $242,517,896
                                                                                     =============        =============

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                                              $170,997,600         $171,038,959
Borrowed funds                                                                          34,000,000           46,500,000
Advances from borrowers for taxes and insurance                                            813,012            1,335,474
Accrued expenses and other liabilities                                                   1,216,994            1,352,868
Income tax payable                                                                       1,329,492              950,407
                                                                                     -------------        -------------

     Total liabilities                                                                 208,357,098          221,177,708
                                                                                     -------------        -------------

Serial preferred stock, $.01 par value;
  authorized 800,000 shares; none issued                                                         -                    -
Common stock, $.01 par value:
  Authorized, 5,200,000 shares; Issued, 2,149,597                                           21,496               21,496
Additional paid-in capital                                                              12,174,273           11,910,849
Retained earnings, restricted                                                           15,845,868           14,122,506

Treasury Stock, at cost - 258,189 shares at
   March 31, 1998 and 257,789 shares at June 30, 1997                                   (4,276,694)          (4,271,136)
Deferred compensation-Recognition and Retention Plan (RRP)                                 (97,547)            (171,176)
Deferred compensation - Employee Stock Ownership Plan (ESOP)                              (373,260)            (461,805)
Unrealized gain (loss) on securities available-for-sale, net of deferred taxes             198,908              189,454
                                                                                     -------------        -------------

      Total stockholders' equity                                                        23,493,044           21,340,188
                                                                                     -------------        -------------

      Total liabilities and stockholders' equity                                      $231,850,142         $242,517,896
                                                                                     =============        =============

See accompanying Notes to Consolidated Financial Statements (unaudited)

                  CAPITAL SAVINGS BANCORP, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)



                                                           Three Months      Three Months      Nine Months       Nine Months
                                                              Ended             Ended             Ended             Ended
                                                             March 31,         March 31,        March 31,         March 31,
                                                               1998              1997             1998              1997
                                                           ------------      ------------     ------------      ------------
INTEREST INCOME:
  Loans receivable                                           $3,585,192        $3,416,230      $10,804,284        $9,932,674
  Consumer and other loans                                      400,122           316,161        1,168,300           930,826
  Investment securities held-to-maturity
    and securities available-for-sale                           248,118           223,037          772,347           852,195
  Mortgage-backed securities                                    328,135           439,133        1,065,972         1,373,331
  Other interest-earning assets                                  44,905            38,651          123,115            78,425
                                                           ------------      ------------     ------------      ------------

    Total Interest Income                                     4,606,472         4,433,212       13,934,018        13,167,451
                                                           ------------      ------------     ------------      ------------

INTEREST EXPENSE:
  Deposits                                                    1,948,764         1,915,399        6,011,018         5,579,289
  Borrowed funds                                                609,268           662,529        1,881,869         2,106,444
                                                           ------------      ------------     ------------      ------------

    Total Interest expense                                    2,558,032         2,577,928        7,892,887         7,685,733
                                                           ------------      ------------     ------------      ------------

    Net Interest Income                                       2,048,440         1,855,284        6,041,131         5,481,718

Provision for loan losses                                        30,000            30,000           90,000            90,000
                                                           ------------      ------------     ------------      ------------
   Net interest income after provision for loan losses        2,018,440         1,825,284        5,951,131         5,391,718
                                                           ------------      ------------     ------------      ------------

NONINTEREST INCOME:
  Bank service charges and fees                                 233,814           163,464          746,417           448,183
  Loan servicing fees                                            46,734            48,189          137,953           147,673
  Other                                                         471,169           131,956          804,672           260,622
  Income (loss) from real estate owned held-for-sale               (483)           11,665           (1,515)            9,570
                                                           ------------      ------------     ------------      ------------

    Total noninterest income                                    751,234           355,274        1,687,527           866,048
                                                           ------------      ------------     ------------      ------------

NONINTEREST EXPENSE:
  Compensation and benefits                                     724,910           648,467        2,168,953         1,790,052
  Occupancy and equipment                                       170,748           171,166          511,942           451,512
  Federal insurance premiums                                     27,204             5,820           81,423         1,140,124
  Other expense                                                 523,901           439,120        1,515,087         1,283,964
                                                           ------------      ------------     ------------      ------------

    Total noninterest expense                                 1,446,763         1,264,573        4,277,405         4,665,652
                                                           ------------      ------------     ------------      ------------
    Income before provision for income taxes                  1,322,911           915,985        3,361,253         1,592,114

Provision for income taxes                                      504,081           363,237        1,312,642           627,593
                                                           ------------      ------------     ------------      ------------

          Net Income                                           $818,830          $552,748       $2,048,611          $964,521
                                                           ============      ============     ============      ============
          Net Income per share                                    $0.45             $0.31            $1.13             $0.54
          Net Income per share(diluted)                           $0.42             $0.29            $1.01             $0.48

See accompanying Notes to Consolidated Financial Statements (unaudited)

                  CAPITAL SAVINGS BANCORP, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                                                             Nine Months    Nine Months
                                                                               Ended          Ended
                                                                              March 31,      March 31,
                                                                                1998           1997
                                                                              --------       --------
                                                                              (Dollars in Thousands)
OPERATING ACTIVITIES
Net Income                                                                      $2,049           $965

Adjustments to reconcile net income to net cash
  provided by operating activities:
  Amortization of deferred loan origination fees                                   (54)           (35)
  Amortization of premiums and accretion of discounts on
    mortgage-backed, investment  securities and securities held for sale            46             49
  Depreciation                                                                     262            255
  Provision for loan losses                                                         90             90
  Loss(gain) on sale of real estate owned held for sale                              0              0
  Loss(gain) on sale of securities                                                (558)           (60)
  Compensation Expense-RRP                                                          66             44
  Compensation Expense-ESOP                                                        365            224
  Origination of loans receivable originated for sale to FHLMC                 (14,939)             0
  Proceeds from loans receivable originated for sale to FHLMC                   14,939              0
Adjustments for (increases) decreases in operating assets
  and increases (decreases) in operating liabilities:
  Accrued interest and other assets                                                (77)            90
  Accrued expenses and other liabilities                                          (136)           (70)
  Income taxes payable                                                             379            442
                                                                              --------       --------

    Net cash provided by operating activities                                   $2,432         $1,994
                                                                              --------       --------

INVESTING ACTIVITIES
(Loan origination) and principal payment on loans receivable, net               $2,682       ($21,274)
Principal payments on mortgage-backed securities                                 4,253          4,487
Purchases of:
     Securities available-for-sale                                              (3,422)        (2,122)
     Securities held-to-maturity                                                     0         (2,000)
Proceeds from maturities of:
     Securities available-for-sale                                                 500          1,000
     Securities held-to-maturity                                                 6,000          4,000
Sales of securities available-for-sale                                           2,328            785
Purchase of Federal Home Loan Bank stock                                             0           (925)
Proceeds from sale of real estate owned held-for-sale                               17              0
Adjustments for (increases) decreases in premises and equipment                    121            (63)
                                                                              --------       --------

Net cash provided (used) by investing activities                               $12,479       ($16,112)
                                                                              --------       --------

See accompanying Notes to Consolidated Financial Statements (unaudited)

                  CAPITAL SAVINGS BANCORP, INC. AND SUBSIDIARY

                                   (Unaudited)


                                                               Nine Months     Nine Months
                                                                  Ended           Ended
                                                             March 31, 1998  March 31, 1997
                                                             --------------  --------------
                                                                 (Dollars in Thousands)
FINANCING ACTIVITIES
Net increase (decrease) in deposits                                 ($41)        $16,896
Net increase (decrease) in borrowed funds                        (12,500)          3,000
Net increase (decrease) in advances from borrowers
  for taxes and insurance                                           (522)           (433)
Acquisition of treasury stock                                          0            (941)
Dividends                                                           (340)           (312)
                                                                --------        --------

     Net cash provided (used) by financing activities           ($13,403)        $18,210
                                                                --------        --------



     Net increase (decrease) in cash and cash equivalents          1,508           4,092
                                                                --------        --------

Cash and cash equivalents at beginning of the period               7,953           2,973
                                                                --------        --------


Cash and cash equivalents at end of the period                    $9,461          $7,065
                                                                ========        ========



SUPPLEMENTAL DISCLOSURES
  Cash paid during the year for:

    Interest                                                      $8,018          $7,093
                                                                ========        ========

    Income taxes                                                    $940            $269
                                                                ========        ========

  Non-cash transactions:

    Transfers from loans receivable to
      real estate owned held-for-sale                               $115             $40
                                                                ========        ========

    Transfers from real estate owned held-
      for-sale to loans receivable                                   $26              $0
                                                                ========        ========

See accompanying Notes to Consolidated Financial Statements (unaudited)

                  CAPITAL SAVINGS BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)


(1)         BASIS OF PRESENTATION

            The accompanying unaudited consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles ("GAAP") for interim financial information and with the instructions to Form 10-QSB and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation have been included. The results of operations and other data for the three and nine months ended March 31, 1998 are not necessarily indicative of results that may be expected for the entire fiscal year ending June 30, 1998.

            The unaudited consolidated financial statements include the amounts of Capital Savings Bancorp, Inc. (the "Company") and its wholly-owned subsidiary, Capital Savings Bank, FSB (the "Bank") and the Bank's wholly-owned subsidiary, Capital Savings Financial Services, Inc. ("CSFS") for the three and nine months ended March 31, 1998. Material intercompany accounts and transactions have been eliminated in consolidation.

(2)         BENEFIT PLANS

            The Bank established for eligible employees an Employee Stock Ownership Plan ("ESOP") in connection with its conversion from mutual to stock form (the "Conversion"). The ESOP borrowed $938,400 from the Company and purchased 93,840 common shares issued in the Conversion, subsequently adjusted to reflect the 2-for-1 stock split in the form of 100% stock dividend completed on November 22, 1996. The Bank is expected to make scheduled discretionary cash contributions to the ESOP sufficient to service the amount borrowed. At March 31, 1998, the remaining balance of the ESOP loan was $411,000 ($938,400 in proceeds from stock issued by the Company less the principal payments made by the Bank) and is reflected in the accompanying consolidated financial statements as a charge to unearned compensation and a credit to common stock and paid- in capital. The unamortized balance of unearned compensation is shown as a deduction to stockholders' equity. The unpaid balance of the ESOP loan is eliminated in consolidation.

            The Company has established a Recognition and Retention Plan ("RRP") which may award up to 46,920 shares of Company common stock to officers, directors and other employees of the Company and the Bank. On December 28, 1993, 38,589 shares of common stock were awarded pursuant to the RRP. All shares were awarded to directors and officers of the Company and the Bank, and vest at a rate of 20% per calendar year. The number of shares were adjusted for the November 22, 1996 stock dividend. On December 19, 1996, an additional 15,800 shares of common stock were awarded to directors, officers and certain employees of the Company and the Bank, and also vest at a rate of 20% per calendar year beginning January 1, 1998. The aggregate purchase price of these shares will be amortized as compensation expense over the participants' vesting period.

            The Company has also adopted a stock option plan for the benefit of directors, officers, and other key employees of the Company and the Bank. The number of shares of common stock reserved for issuance under the stock option plan is 117,300. On December 28, 1993, options to purchase 87,388 shares of common stock were granted to directors and certain officers of the Company and the Bank at an exercise price of $10.00 per share. As of March 31, 1998, all options awarded December 28, 1993 have vested. The number of shares and the exercise price were adjusted for the November 22, 1996 stock dividend. On December 19, 1996, options to purchase 47,300 shares of common stock were granted to directors, certain officers, and certain employees of the Company and the Bank at an exercise price of $13.44 per share. The maximum option term cannot exceed ten years.

(3)         EARNINGS PER SHARE

            In February 1997 the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." This Statement establishes standards for computing and presenting earnings per share ("EPS") and applies to entities with publicly held common stock. This statement simplifies the standards for computing EPS previously found in APB Opinion No. 15 "Earnings Per Share," and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures. The Company adopted SFAS 128 in the quarter ended December 31, 1997. Treasury stock is excluded from weighted average number of common shares outstanding.


(4)         STOCK REPURCHASE PROGRAM

            As of March 31, 1998 the Company had repurchased a total of 273,589 shares of its common stock. The repurchased shares have become treasury shares available for general corporate purposes, including the funding of stock options and RRPs.


(5)         COMMITMENTS AND CONTINGENCIES

            Commitments to originate mortgage loans of $1.9 million (of which $650,000 were adjustable-rate commitments) at March 31, 1998 represent amounts which the Company plans to fund within the normal commitment period of sixty to ninety days. As of March 31, 1998, the Company did not have any commitments to purchase mortgage-backed securities.

            The Company also offers home equity lines of credit to its customers. At March 31, 1998 the lines of credit totalled $9.8 million, of which $4.2 million was outstanding and $5.6 million was committed but not outstanding.


(6)         SUBSEQUENT EVENTS

            The Company declared a cash dividend of 6.0 cents per share for the quarter ended March 31, 1998. The cash dividend is payable to stockholders of record as of May 8, 1998, and will be paid on May 18, 1998.

                                                                     APPENDIX A








                      AGREEMENT AND PLAN OF REORGANIZATION

                                 BY AND BETWEEN

                          CAPITAL SAVINGS BANCORP, INC.

                                       AND

                           UNION PLANTERS CORPORATION


                          DATED AS OF NOVEMBER 25, 1997

                                TABLE OF CONTENTS
                                                                         PAGE
                                                                         ----
Parties.................................................................  A-7
Preamble................................................................  A-7
ARTICLE 1 - TRANSACTIONS AND TERMS OF MERGER............................  A-7
   1.1  Merger..........................................................  A-7
   1.2  Time and Place of Closing.......................................  A-7
   1.3  Effective Time..................................................  A-8
   1.4  Execution of Stock Option Agreement.............................  A-8
   1.5  Restructure of Transaction......................................  A-8
ARTICLE 2 - TERMS OF MERGER.............................................  A-8
   2.1  Charter.........................................................  A-8
   2.2  By-laws.........................................................  A-8
   2.3  Directors and Officers..........................................  A-8
ARTICLE 3 - MANNER OF CONVERTING SHARES.................................  A-9
   3.1  Conversion of Shares............................................  A-9
   3.2  Anti-Dilution Provisions........................................  A-9
   3.3  Shares Held by Capital or UPC...................................  A-9
   3.4  Fractional Shares...............................................  A-9
   3.5  Conversion of Stock Options.....................................  A-9
ARTICLE 4 - EXCHANGE OF SHARES.......................................... A-10
   4.1  Exchange Procedures............................................. A-10
   4.2  Rights of Former Capital Shareholders........................... A-11
ARTICLE 5 - REPRESENTATIONS AND WARRANTIES OF CAPITAL................... A-11
   5.1  Organization, Standing, and Power............................... A-11
   5.2  Authority; No Breach By Agreement............................... A-11
   5.3  Capital Stock................................................... A-12
   5.4  Capital Subsidiaries............................................ A-12
   5.5  SEC Filings; Financial Statements............................... A-13
   5.6  Absence of Undisclosed Liabilities.............................. A-13
   5.7  Absence of Certain Changes or Events............................ A-14
   5.8  Tax Matters..................................................... A-14
   5.9  Allowance for Possible Loan Losses.............................. A-15
   5.10 Assets.......................................................... A-15
   5.11 Intellectual Property........................................... A-15
   5.12 Environmental Matters........................................... A-15
   5.13 Compliance With Laws............................................ A-16
   5.14 Labor Relations................................................. A-16
   5.15 Employee Benefit Plans.......................................... A-17
   5.16 Material Contracts.............................................. A-18
   5.17 Legal Proceedings............................................... A-18
   5.18 Reports......................................................... A-19
   5.19 Statements True and Correct..................................... A1-9
   5.20 Accounting, Tax, and Regulatory Matters......................... A-19
   5.21 State Takeover Laws............................................. A-19
   5.22 Charter Provisions.............................................. A-19
ARTICLE 6 - REPRESENTATIONS AND WARRANTIES OF UPC....................... A-20
   6.1  Organization, Standing, and Power............................... A-20
   6.2  Authority; No Breach By Agreement............................... A-20
   6.3  Capital Stock................................................... A-20
   6.4  UPC Subsidiaries................................................ A-21
   6.5  SEC Filings; Financial Statements............................... A-21
   6.6  Absence of Undisclosed Liabilities.............................. A-22
   6.7  Absence of Certain Changes or Events............................ A-22

   6.8   Tax Matters .................................................... A-22
   6.9   Environmental Matters........................................... A-22
   6.10  Compliance With Laws............................................ A-23
   6.11  Legal Proceedings............................................... A-23
   6.12  Reports......................................................... A-23
   6.13  Statements True and Correct..................................... A-23
   6.14  Accounting, Tax, and Regulatory Matters......................... A-24
 ARTICLE 7 - CONDUCT OF BUSINESS PENDING CONSUMMATION.................... A-24
   7.1   Affirmative Covenants of Capital................................ A-24
   7.2   Negative Covenants of Capital................................... A-24
   7.3   Covenants of UPC................................................ A-26
   7.4   Adverse Changes in Condition.................................... A-26
   7.5   Reports......................................................... A-26
 ARTICLE 8 - ADDITIONAL AGREEMENTS....................................... A-27
   8.1   Registration Statement; Proxy Statement; Shareholder Approval... A-27
   8.2   Exchange Listing................................................ A-27
   8.3   Applications.................................................... A-27
   8.4   Filings with State Offices...................................... A-27
   8.5   Agreement as to Efforts to Consummate........................... A-27
   8.6   Investigation and Confidentiality............................... A-28
   8.7   Press Releases.................................................. A-28
   8.8   Certain Actions................................................. A-28
   8.9   Accounting and Tax Treatment.................................... A-28
   8.10  State Takeover Laws............................................. A-28
   8.11  Charter Provisions.............................................. A-29
   8.12  Agreements of Affiliates........................................ A-29
   8.13  Employee Benefits and Contracts................................. A-29
   8.14  Indemnification................................................. A-29
   8.15  Corporate Actions of Holding.................................... A-30
 ARTICLE 9 - CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE........... A-30
   9.1   Conditions to Obligations of Each Party......................... A-30
   9.2   Conditions to Obligations of UPC................................ A-31
   9.3   Conditions to Obligations of Capital............................ A-32
 ARTICLE 10 - TERMINATION................................................ A-33
   10.1  Termination..................................................... A-33
   10.2  Effect of Termination........................................... A-35
   10.3  Non-Survival of Representations and Covenants................... A-35
 ARTICLE 11 - MISCELLANEOUS.............................................. A-36
   11.1  Definitions..................................................... A-36
   11.2  Expenses........................................................ A-42
   11.3  Brokers and Finders............................................. A-42
   11.4  Entire Agreement................................................ A-42
   11.5  Amendments...................................................... A-42
   11.6  Waivers......................................................... A-43
   11.7  Assignment...................................................... A-43
   11.8  Notices......................................................... A-43
   11.9  Governing Law................................................... A-44
   11.11 Counterparts.................................................... A-44
   11.11 Captions........................................................ A-44
   11.12 Interpretations................................................. A-44
   11.13 Enforcement of Agreement........................................ A-44
   11.14 Severability.................................................... A-44
Signatures............................................................... A-45

                                LIST OF EXHIBITS


EXHIBIT NUMBER    DESCRIPTION

       1.         Plan of Merger.  (Section 1.1).

       2.         Form of Stock Option Agreement.  (Sections 1.4, 11.1).

       3.         Form of agreement of affiliates of Capital.
                  (Sections 8.12, 9.2(d)).

       4.         Form of Supplemental Letter.  (Sections 7.2, 11.1).

                      AGREEMENT AND PLAN OF REORGANIZATION


            THIS AGREEMENT AND PLAN OF REORGANIZATION (this "Agreement") is made and entered into as of November 25, 1997, by and between CAPITAL SAVINGS BANCORP, INC. ("Capital"), a Delaware corporation having its principal office located in Jefferson City, Missouri; and UNION PLANTERS CORPORATION ("UPC"), a Tennessee corporation having its principal office located in Memphis, Tennessee.


                                    PREAMBLE

            The Boards of Directors of Capital and UPC are of the opinion that the transactions described herein are in the best interests of the parties and their respective shareholders. This Agreement provides for the acquisition of Capital by UPC pursuant to the merger of Capital with and into Union Planters Holding Corporation, a wholly owned, first-tier subsidiary of UPC organized and existing under the Laws of the State of Tennessee (" Holding"). At the effective time of such merger, the outstanding shares of the common stock of Capital shall be converted into the right to receive shares of the common stock of UPC (except as provided in Sections 3.3 and 3.4 of this Agreement). As a result, shareholders of Capital shall become shareholders of UPC and Holding shall continue to conduct the business and operations of Capital as a wholly owned subsidiary of UPC. The transactions described in this Agreement are subject to the approvals of the shareholders of Capital, the Board of Governors of the Federal Reserve System, and other applicable federal and state regulatory authorities, and the satisfaction of certain other conditions described in this Agreement. It is the intention of the parties to this Agreement that the Merger for federal income tax purposes shall qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code, and for accounting purposes shall qualify for treatment as a pooling of interests.

            Immediately after the execution and delivery of this Agreement, as a condition and inducement to UPC's willingness to enter into this Agreement, Capital and UPC are entering into a stock option agreement pursuant to which Capital is granting to UPC an option to purchase shares of Capital Common Stock.

            Certain terms used in this Agreement are defined in Section 11.1 of this Agreement.

            NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the parties agree as follows:


                                    ARTICLE 1
                        TRANSACTIONS AND TERMS OF MERGER

            1.1 MERGER. Subject to the terms and conditions of this Agreement, at the Effective Time, Capital shall be merged with and into Holding in accordance with the provisions of Section 252 of the DGCL and with the effect provided in Section 259 of the DGCL and in accordance with the provisions of 48-21-109 of the TBCA with the effect provided in Section 48-21-108 of the TBCA (the "Merger"). Holding shall be the Surviving Corporation resulting from the Merger and shall continue to be governed by the Laws of the State of Tennessee. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of Capital and UPC and the Plan of Merger, in substantially the form of Exhibit 1, which has been approved and adopted by the Board of Directors of Capital and will be approved and adopted by the Board of Directors of Holding and UPC (in its capacity as sole shareholder of Holding).

            1.2 TIME AND PLACE OF CLOSING. The Closing will take place at 9:00 A.M. on the date that the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 9:00 A.M.), or at such other time as the Parties, acting through their chief executive officers or chief financial officers, may mutually agree. The Closing shall be held at such place as may be mutually agreed upon by the Parties.

            1.3 EFFECTIVE TIME. The Merger and other transactions contemplated by this Agreement shall become effective on the date and at the time the Certificate of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Delaware and the Articles of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Tennessee (the "Effective Time"). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the chief executive officers or chief financial officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur on such date as may be designated by UPC within 30 days following the last to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger, (ii) the date on which the shareholders of Capital approve this Agreement and the Plan of Merger as required by applicable Law, and (iii) the date on which all other conditions precedent to each Party's obligations hereunder shall have been satisfied or waived (to the extent waivable by such Party).

            1.4 EXECUTION OF STOCK OPTION AGREEMENT. Simultaneously with the execution of this Agreement by the Parties and as a condition thereto, Capital is executing and delivering to UPC a stock option agreement (the "Stock Option Agreement"), in substantially the form of Exhibit 2, pursuant to which Capital is granting to UPC an option to purchase shares of Capital Common Stock.

            1.5 RESTRUCTURE OF TRANSACTION. UPC shall, in its reasonable discretion, have the unilateral right to revise the structure of the Merger contemplated by this Agreement in order to achieve tax benefits or for any other reason which UPC may deem advisable; provided, however, that UPC shall not have the right, without the approval of the Board of Directors of Capital, to make any revision to the structure of the Merger which: (i) changes the amount of the consideration which the holders of shares of Capital Common Stock are entitled to receive (determined in the manner provided in Section 3.1 of this Agreement);
(ii) changes the intended tax-free effects of the Merger to UPC or the holders of shares of Capital Common Stock; (iii) would permit UPC to pay the consideration other than by delivery of UPC Common Stock registered with the SEC (in the manner described in Section 4.1 of this Agreement); (iv) would be materially adverse to the interests of Capital or holders of shares of Capital Common Stock; (v) would unreasonably impede or delay consummation of the Merger; or (vi) would affect any of the provisions in Sections 8.13 or 8.14 of this Agreement. UPC may exercise this right of revision by giving written notice to Capital in the manner provided in Section 11.8 of this Agreement which notice shall be in the form of an amendment to this Agreement or in the form of an Amended and Restated Agreement and Plan of Merger.


                                    ARTICLE 2
                                 TERMS OF MERGER

            2.1 CHARTER. The Charter of Holding in effect immediately prior to the Effective Time shall be the Charter of the Surviving Corporation until otherwise amended or repealed.

            2.2 BY-LAWS. The By-laws of Holding in effect immediately prior to the Effective Time shall be the By-laws of the Surviving Corporation until otherwise amended or repealed.

            2.3 DIRECTORS AND OFFICERS. The directors of Holding in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the By-laws of the Surviving Corporation. The officers of Holding in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the By-laws of the Surviving Corporation.

                                    ARTICLE 3
                           MANNER OF CONVERTING SHARES

            3.1 CONVERSION OF SHARES. Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of UPC, Holding, Capital, or the shareholders of any of the foregoing, the shares of the constituent corporations shall be converted as follows:

            (a) Each share of UPC Capital Stock, including any associated UPC Rights, issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

            (b) Each share of Holding Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

            (c) Each share of Capital Common Stock (excluding shares held by any Capital Company or by UPC or any of its Subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted) issued and outstanding at the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive .3812 of a share of UPC Common Stock (as subject to possible adjustment as set forth in Section 10.1(g) of this Agreement, the "Exchange Ratio"). Pursuant to the UPC Rights Agreement, each share of UPC Common Stock issued in connection with the Merger upon conversion of Capital Common Stock shall be accompanied by a UPC Right.

            3.2 ANTI-DILUTION PROVISIONS. In the event UPC changes the number of shares of UPC Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted.

            3.3 SHARES HELD BY CAPITAL OR UPC. Each of the shares of Capital Common Stock held by any Capital Company or by any UPC Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

            3.4 FRACTIONAL SHARES. Notwithstanding any other provision of this Agreement, each holder of shares of Capital Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of UPC Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of UPC Common Stock multiplied by the market value of one share of UPC Common Stock at the Effective Time. The market value of one share of UPC Common Stock at the Effective Time shall be the closing price of such common stock on the NYSE (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source selected by
UPC) on the last trading day preceding the Effective Time. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.

            3.5   CONVERSION OF STOCK OPTIONS.

                  (a) At the Effective Time, each option to purchase or other right with respect to shares of Capital Common Stock pursuant to stock options, stock appreciation rights or other rights, including stock awards ("Capital Options") granted by Capital under the Capital Stock Plans, which are outstanding at the Effective Time, whether or not exercisable, shall be converted into and become rights with respect to UPC Common Stock, and UPC shall assume each Capital Option, in accordance with the terms of the Capital Stock Plan and stock option or other agreement by which it is evidenced, except that from and after the Effective Time, (i) UPC and its Salary and Benefits Committee shall be substituted for Capital and the Committee of Capital's Board of Directors (including, if applicable, the entire Board of Directors of Capital) or other independent committee administering such Capital Stock Plan, (ii) each Capital Option assumed by UPC may be exercised solely for shares of UPC Common Stock (or cash in the case of stock appreciation rights), (iii) the number of shares of UPC Common Stock subject to such Capital Option shall be equal to the number of shares of Capital Common Stock subject to such Capital Option immediately prior to the Effective Time multiplied by the Exchange Ratio and rounding down to the nearest whole share, and (iv) the per share exercise price under each such Capital Option shall be adjusted by dividing the per share exercise price under each such Capital Option by the Exchange Ratio and rounding up to the nearest cent. Notwithstanding the clauses (iii) and (iv) of the first sentence of this
Section 3.5, each Capital Option which is an "incentive stock option" shall be adjusted as required by Section 424 of the Internal Revenue Code, and the regulations promulgated thereunder, so as not to constitute a modification, extension or renewal of the option, within the meaning of Section 424(h) of the Internal Revenue Code. UPC and Capital agree to take all necessary steps to effectuate the foregoing provisions of this Section 3.5.

                  (b) As soon as practicable after the Effective Time, UPC shall deliver to the participants in each Capital Stock Plan an appropriate notice setting forth such participant's rights pursuant thereto and the grants subject to such Capital Stock Plan shall continue in effect on the same terms and conditions (subject to the adjustments required by Section 3.5(a) after giving effect to the Merger), and UPC shall comply with the terms of each Capital Stock Plan to ensure, to the extent required by, and subject to the provisions of, such Capital Stock Plan, that Capital Options which qualified as incentive stock options prior to the Effective Time continue to qualify as incentive stock options after the Effective Time. Within 30 days after the Effective Time, UPC shall file a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate forms), with respect to the shares of UPC Common Stock subject to such options and shall use its reasonable efforts to maintain the effectiveness of such registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding.

                  (c) In approving this Agreement, Capital and the Committee appointed by the Board of Directors of Capital in accordance with paragraph 3 of the Capital Bancorp 1993 Stock Option and Incentive Plan agree not to permit the holders of options outstanding under such plan to receive cash upon the Merger in an amount equal to the excess of the "Market Value" of the Capital Common Stock subject to such option over the "Exercise Price" of the shares subject to such option in accordance with Section 13 of the Capital Bancorp 1993 Stock Option and Incentive Plan.

                                    ARTICLE 4
                               EXCHANGE OF SHARES

            4.1 EXCHANGE PROCEDURES. Promptly after the Effective Time, UPC and Capital shall cause the exchange agent selected by UPC (the "Exchange Agent") to mail to the former shareholders of Capital appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of Capital Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent). The Exchange Agent may establish reasonable and customary rules and procedures in connection with its duties. After the Effective Time, each holder of shares of Capital Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Agreement) issued and outstanding at the Effective Time shall surrender the certificate or certificates representing such shares to the Exchange Agent and shall promptly upon surrender thereof receive in exchange therefor the consideration provided in Section 3.1 of this Agreement, together with all undelivered dividends or distributions in respect of such shares (without interest thereon) pursuant to Section 4.2 of this Agreement. To the extent required by Section 3.4 of this Agreement, each holder of shares of Capital Common Stock issued and outstanding at the Effective Time also shall receive, upon surrender of the certificate or certificates representing such shares, cash in lieu of any fractional share of UPC Common Stock to which such holder may be otherwise entitled (without interest). UPC shall not be obligated to deliver the consideration to which any former holder of Capital Common Stock is entitled as a result of the Merger until such holder surrenders such holder's certificate or certificates representing the shares of Capital Common Stock for exchange as provided in this Section 4.1. The certificate or certificates of Capital Common Stock so surrendered shall be duly endorsed as the Exchange Agent may require. Any other provision of this Agreement notwithstanding, neither UPC nor the Exchange Agent shall be liable to a holder of Capital Common Stock for any


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amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property Law. Adoption of this Agreement by the shareholders of Capital shall constitute ratification of the appointment of the Exchange Agent.

            4.2 RIGHTS OF FORMER CAPITAL SHAREHOLDERS. At the Effective Time, the stock transfer books of Capital shall be closed as to holders of Capital Common Stock immediately prior to the Effective Time and no transfer of Capital Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1 of this Agreement, each certificate theretofore representing shares of Capital Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Agreement) shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Sections 3.1 and 3.4 of this Agreement in exchange therefor, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which have been declared or made by Capital in respect of such shares of Capital Common Stock in accordance with the terms of this Agreement and which remain unpaid at the Effective Time. Whenever a dividend or other distribution is declared by UPC on the UPC Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares of UPC Common Stock issuable pursuant to this Agreement, but beginning 30 days after the Effective Time no dividend or other distribution payable to the holders of record of UPC Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing shares of Capital Common Stock issued and outstanding at the Effective Time until such holder surrenders such certificate for exchange as provided in Section 4.1 of this Agreement. However, upon surrender of such Capital Common Stock certificate, both the UPC Common Stock certificate (together with all such undelivered dividends or other distributions without interest) and any undelivered dividends and cash payments payable hereunder (without interest) shall be delivered and paid with respect to each share represented by such certificate.


                                    ARTICLE 5
                    REPRESENTATIONS AND WARRANTIES OF CAPITAL

            Capital hereby represents and warrants to UPC as follows:

            5.1 ORGANIZATION, STANDING, AND POWER. Capital is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its Assets. Capital is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Capital.

            5.2   AUTHORITY; NO BREACH BY AGREEMENT.

                  (a) Capital has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and the Plan of Merger and to consummate the transactions contemplated hereby and thereby. The execution, delivery, and performance of this Agreement and the Plan of Merger, as appropriate, and the consummation of the transactions contemplated herein and therein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Capital, subject to the approval of this Agreement and the Plan of Merger by the holders of a majority of the outstanding shares of Capital Common Stock, which is the only shareholder vote required for approval of this Agreement and the Plan of Merger and consummation of the Merger by Capital. Subject to such requisite shareholder approval, this Agreement and the Plan of Merger (which for purposes of this sentence shall not include the Stock Option Agreement) represent legal, valid, and binding obligations of Capital, enforceable against Capital in accordance with their respective terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the


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enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

                  (b) Except as set forth in Section 5.2 of the Capital Disclosure Memorandum, neither the execution and delivery of this Agreement or the Plan of Merger, as appropriate, by Capital, nor the consummation by Capital of the transactions contemplated hereby or thereby, nor compliance by Capital with any of the provisions hereof or thereof, will (i) conflict with or result in a breach of any provision of Capital's Certificate of Incorporation or By-laws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any material Asset of any Capital Company under, any Contract or Permit of any Capital Company, other than Defaults that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Capital, or (iii) subject to receipt of the requisite Consents referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any Capital Company or any of their respective material Assets.

                  (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Capital, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Capital of the Merger and the other transactions contemplated in this Agreement and the Plan of Merger.

            5.3   CAPITAL STOCK.

                  (a) The authorized capital stock of Capital consists of (i) 5,200,000 shares of Capital Common Stock, of which 1,891,800 shares are issued and outstanding as of the date of this Agreement (exclusive of treasury shares) and not more than 2,102,146 shares will be issued and outstanding at the Effective Time and (ii) 800,000 shares of Capital preferred stock, none of which is outstanding. All of the issued and outstanding shares of capital stock of Capital are duly and validly issued and outstanding and are fully paid and nonassessable under the DGCL. None of the outstanding shares of capital stock of Capital has been issued in violation of any preemptive rights of the current or past shareholders of Capital. Capital has reserved 234,600 shares of Capital Common Stock for issuance under the Capital Stock Plans, pursuant to which options to purchase not more than 210,346 shares of Capital Common Stock are outstanding.

                  (b) Except as set forth in Section 5.3(a) of this Agreement, or as provided in the Stock Option Agreement, there are no shares of capital stock or other equity securities of Capital outstanding and no outstanding Rights relating to the capital stock of Capital.

            5.4 CAPITAL SUBSIDIARIES. Capital has disclosed in Section 5.4 of the Capital Disclosure Memorandum all of the Capital Subsidiaries that are corporations (identifying its jurisdiction of incorporation, each jurisdiction in which the character of its Assets or the nature or conduct of its business requires it to be qualified and/or licensed to transact business, and the number of shares owned and percentage ownership interest represented by such share ownership) and all of the Capital Subsidiaries that are general or limited partnerships or other non-corporate entities (identifying the Law under which such entity is organized, each jurisdiction in which character of its Assets or the nature or conduct of its business requires it to be qualified and/or licensed to transact business, and the amount and nature of the ownership interest therein of all Capital Companies). Capital or one of its wholly owned Subsidiaries owns all of the issued and outstanding shares of capital stock (or other equity interests) of each Capital Subsidiary. No capital stock (or other equity interest) of any Capital Subsidiary is or may become required to be issued (other than to another Capital Company) by reason of any Rights, and there are no Contracts by which any Capital Subsidiary is bound to issue (other than to another Capital Company) additional shares of its capital stock (or other equity interests) or Rights or by which any Capital Company is or


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may be bound to transfer any shares of the capital stock (or other equity interests) of any Capital Subsidiary (other than to another Capital Company). There are no Contracts relating to the rights of any Capital Company to vote or to dispose of any shares of the capital stock (or other equity interests) of any Capital Subsidiary. All of the shares of capital stock (or other equity interests) of each Capital Subsidiary held by a Capital Company are fully paid and nonassessable under the applicable corporation or similar Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by the Capital Company free and clear of any Lien. Each Capital Subsidiary is either a bank, a savings association, partnership, limited liability corporation, or a corporation, and each such Subsidiary is duly organized, validly existing, and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each Capital Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Capital. The only Capital Subsidiary that is a depository institution is Capital Savings. Capital Savings is an "insured institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits in which are insured by the Savings Association Insurance Fund. The minute book and other organizational documents for each Capital Subsidiary have been made available to UPC for its review, and are true and complete as in effect as of the date of this Agreement and accurately reflect all amendments thereto and all proceedings of the Board of Directors and shareholders thereof.

            5.5   SEC FILINGS; FINANCIAL STATEMENTS.

                  (a) Capital has filed and made available to UPC all SEC Documents required to be filed by Capital since September 30, 1993 (the "Capital SEC Reports"). The Capital SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Laws and
(ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Capital SEC Reports or necessary in order to make the statements in such Capital SEC Reports, in light of the circumstances under which they were made, not misleading. None of Capital's Subsidiaries is required to file any SEC Documents.

                  (b) Each of the Capital Financial Statements (including, in each case, any related notes) contained in the Capital SEC Reports, including any Capital SEC Reports filed after the date of this Agreement until the Effective Time, complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-QSB of the SEC), and fairly presented in all material respects the consolidated financial position of Capital and its Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

            5.6 ABSENCE OF UNDISCLOSED LIABILITIES. No Capital Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Capital, except Liabilities which are accrued or reserved against in the consolidated balance sheets of Capital as of June 30, 1997, included in the Capital Financial Statements made available prior to the date of this Agreement or reflected in the notes thereto. No Capital Company has incurred or paid any Liability since June 30, 1997, except for such Liabilities incurred or paid (i) in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Capital or (ii) in connection with the transactions contemplated by this Agreement.

            5.7 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since June 30, 1997, except as disclosed in the Capital Financial Statements made available prior to the date of this Agreement, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Capital, and (ii) the Capital Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of Capital contained in this Agreement.

            5.8   TAX MATTERS.

                  (a) All Tax Returns required to be filed by or on behalf of any of the Capital Companies have been timely filed or requests for extensions have been timely filed, granted, and have not expired for periods ended on or before December 31, 1996, and on or before the date of the most recent fiscal year end immediately preceding the Effective Time, and, to the Knowledge of Capital, all Tax Returns filed are complete and accurate. All Taxes shown on filed Tax Returns have been paid. There is no audit examination, deficiency, or refund Litigation with respect to any Taxes, except as reserved against in the Capital Financial Statements made available prior to the date of this Agreement. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid. There are no Liens with respect to Taxes upon any of the Assets of the Capital Companies.

                  (b) None of the Capital Companies has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due (excluding such statutes that relate to years currently under examination by the Internal Revenue Service or other applicable taxing authorities) that is currently in effect.

                  (c) Adequate provision for any Taxes due or to become due for any of the Capital Companies for the period or periods through and including the date of the respective Capital Financial Statements has been made and is reflected on such Capital Financial Statements.

                  (d) Deferred Taxes of the Capital Companies have been provided for in accordance with GAAP.

                  (e) To the Knowledge of Capital, each of the Capital Companies is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code.

                  (f) Except as set forth in Section 5.8 of the Capital Disclosure Memorandum, none of the Capital Companies has made any payments, is obligated to make any payments, or is a party to any Contract that could obligate it to make any payments that would be disallowed as a deduction under
Section 280G or 162(m) of the Internal Revenue Code.

                  (g) There has not been an ownership change, as defined in Internal Revenue Code Section 382(g), of the Capital Companies that occurred during or after any Taxable Period in which the Companies incurred a net operating loss that carries over to any Taxable Period ending after December 31, 1996.

                  (h) Except as set forth in Section 5.8 of the Capital Disclosure Memorandum, none of the Capital Companies is a party to any tax allocation or sharing agreement and none of the Capital Companies has been a member of an affiliated group filing a consolidated federal income tax return (other than a group the common parent of which was Capital) has any Liability for taxes of any Person (other than Capital and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law) as a transferee or successor or by Contract or otherwise.


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            5.9  ALLOWANCE FOR POSSIBLE LOAN LOSSES. The allowance for possible loan or credit losses (the "Allowance") shown on the consolidated balance sheets of Capital included in the most recent Capital Financial Statements dated prior to the date of this Agreement was, and the Allowance shown on the consolidated balance sheets of Capital included in the Capital Financial Statements as of dates subsequent to the execution of this Agreement will be, as of the dates thereof, in the reasonable opinion of management of Capital adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for all known and reasonably anticipated losses relating to or inherent in the loan and lease portfolios (including accrued interest receivables) of the Capital Companies and other extensions of credit (including letters of credit and commitments to make loans or extend credit) by the Capital Companies as of the dates thereof.

            5.10 ASSETS. Except as disclosed or reserved against in the Capital Financial Statements made available prior to the date of this Agreement or in
Section 5.10 of the Capital Disclosure Memorandum, the Capital Companies have good and marketable title, free and clear of all material Liens, to all of their respective Assets. All tangible properties used in the businesses of the Capital Companies are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with Capital's past practices. All Assets which are material to Capital's business on a consolidated basis, held under leases or subleases by any of the Capital Companies, are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect. To the Knowledge of Capital, the Capital Companies currently maintain insurance similar in amounts, scope, and coverage to that maintained by other peer banking organizations. None of the Capital Companies has received notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or
(ii) premium costs with respect to such policies of insurance will be substantially increased. There are presently no claims pending under any such policies of insurance and no notices have been given by any Capital Company under such policies, except for routine claims, none of which is material, or as disclosed in Section 5.17 of the Capital Disclosure Memorandum.

            5.11 INTELLECTUAL PROPERTY. All of the Intellectual Property rights of the Capital Companies are in full force and effect and constitute legal, valid, and binding obligations of the respective parties thereto, and there have not been, and, to the Knowledge of Capital, there currently are not, any Defaults thereunder by Capital. A Capital Company owns or is the valid licensee of all such Intellectual Property rights free and clear of all Liens or claims of infringement. None of the Capital Companies or, to the Knowledge of Capital, their respective predecessors has misused the Intellectual Property rights of others and, to the Knowledge of Capital, none of the Intellectual Property rights as used in the business conducted by any such Capital Company infringes upon or otherwise violates the rights of any Person, nor has any Person asserted a claim of such infringement. To the Knowledge of Capital, no Capital Company is obligated to pay any royalties to any Person with respect to any such Intellectual Property. To the Knowledge of Capital, each Capital Company owns or has the valid right to use all of the Intellectual Property rights which it is presently using, or in connection with performance of any material Contract to which it is a party. No officer, director, or employee of any Capital Company is party to any Contract which requires such officer, director or employee to assign any interest in any Intellectual Property or keep confidential any trade secrets, proprietary data, customer information, or other business information, which restricts or prohibits such officer, director, or employee from engaging in activities competitive with any Person, including any Capital Company.

            5.12 ENVIRONMENTAL MATTERS. Except as set forth in Section 5.12 of the Capital Disclosure Memorandum:

                  (a) To the Knowledge of Capital, each Capital Company, its Participation Facilities, and its Operating Properties are, and have been, in compliance with all Environmental Laws, except for


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violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Capital.

                  (b) To the Knowledge of Capital, there is no Litigation pending or threatened before any court, governmental agency, or authority or other forum in which any Capital Company or any of its Operating Properties or Participation Facilities (or Capital in respect of such Operating Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site owned, leased, or operated by any Capital Company or any of its Operating Properties or Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Capital, nor is there any reasonable basis for any Litigation of a type described in this sentence.

                  (c) During the period of (i) any Capital Company's ownership or operation of any of their respective current properties, (ii) any Capital Company's participation in the management of any Participation Facility, or
(iii) any Capital Company's holding of a security interest in a Operating Property, to the Knowledge of Capital, there have been no releases of Hazardous Material in, on, under, adjacent to, or affecting (or potentially affecting) such properties, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Capital. Prior to the period of (i) any Capital Company's ownership or operation of any of their respective current properties, (ii) any Capital Company's participation in the management of any Participation Facility, or (iii) any Capital Company's holding of a security interest in a Operating Property, to the Knowledge of Capital, there were no releases of Hazardous Material in, on, under, or affecting any such property, Participation Facility or Operating Property, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Capital.

            5.13 COMPLIANCE WITH LAWS. Capital is duly registered as a savings and loan holding company under the HOLA. Each Capital Company has in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now conducted, and there has occurred no Default under any such Permit. None of the Capital Companies:

                  (a) to the Knowledge of Capital, is in violation of any material Laws, Orders, or Permits applicable to its business or employees conducting its business; and

                  (b) except as reflected in regulatory examination reports, has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any Capital Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, (ii) threatening to revoke any Permits, or
     (iii) requiring any Capital Company to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

            5.14 LABOR RELATIONS. No Capital Company is the subject of any Litigation asserting that it or any other Capital Company has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state law) or seeking to compel it or any other Capital Company to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving any Capital Company, pending or threatened, or to the Knowledge of Capital, is there any activity involving any Capital Company's employees seeking to certify a collective bargaining unit or engaging in any other organization activity.


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            5.15  EMPLOYEE BENEFIT PLANS.

                  (a) Capital has disclosed in Section 5.15 of the Capital Disclosure Memorandum, and has delivered or made available to UPC prior to the execution of this Agreement copies in each case of, all pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus, or other incentive plan, all other written employee programs, arrangements, or agreements, all medical, vision, dental, or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including "employee benefit plans" as that term is defined in Section 3(3) of ERISA, currently adopted, maintained by, sponsored in whole or in part by, or contributed to by any Capital Company or ERISA Affiliate thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (collectively, the "Capital Benefit Plans"). Any of the Capital Benefit Plans which is an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as a "Capital ERISA Plan." Each Capital ERISA Plan which is also a "defined benefit plan" (as defined in Section 414(j) of the Internal Revenue
Code) is referred to herein as a "Capital Pension Plan." No Capital Pension Plan is or has been a multiemployer plan within the meaning of Section 3(37) of ERISA.

                  (b) All Capital Benefit Plans are in compliance with the applicable terms of ERISA, the Internal Revenue Code, and any other applicable Laws the breach or violation of which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Capital. Each Capital ERISA Plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service, and Capital is not aware of any circumstances likely to result in revocation of any such favorable determination letter. No Capital Company has engaged in a transaction with respect to any Capital Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject any Capital Company to a Tax imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA.

                  (c) No Capital Pension Plan has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA, and the fair market value of the assets of any such plan exceeds the plan's "benefit liabilities," as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated in accordance with all applicable legal requirements. Since the date of the most recent actuarial valuation, there has been (i) no material change in the financial position of any Capital Pension Plan, (ii) no change in the actuarial assumptions with respect to any Capital Pension Plan, and (iii) no increase in benefits under any Capital Pension Plan as a result of plan amendments or changes in applicable Law which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Capital or materially adversely affect the funding status of any such plan. Neither any Capital Pension Plan nor any "single-employer plan," within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any Capital Company, or the single-employer plan of any entity which is considered one employer with Capital under Section 4001 of ERISA or Section 414 of the Internal Revenue Code or Section 302 of ERISA (whether or not waived) (an "ERISA Affiliate") has an "accumulated funding deficiency" within the meaning of Section 412 of the Internal Revenue Code or
Section 302 of ERISA. No Capital Company has provided, or is required to provide, security to a Capital Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Internal Revenue Code.

                  (d) Within the six-year period preceding the Effective Time, no Liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by any Capital Company with respect to any ongoing, frozen, or terminated single-employer plan or the single-employer plan of any ERISA Affiliate. No Capital Company has incurred any withdrawal Liability with respect to a multiemployer plan under Subtitle B of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate). No notice of a "reportable event," within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Capital Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof.


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

                  (e) Except as disclosed in Section 5.15 of the Capital Disclosure Memorandum, no Capital Company has any Liability for retiree health and life benefits under any of the Capital Benefit Plans and there are no restrictions on the rights of such Capital Company to amend or terminate any such retiree health or benefit Plan without incurring Liability thereunder.

                  (f) Except as disclosed in Section 5.15 of the Capital Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, or otherwise) becoming due to any director or any employee of any Capital Company from any Capital Company under any Capital Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Capital Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit.

                  (g) The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of any Capital Company and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Section 412 of the Internal Revenue Code or Section 302 of ERISA, have been fully reflected on the Capital Financial Statements to the extent required by and in accordance with GAAP.

            5.16 MATERIAL CONTRACTS. Except as disclosed in the Capital SEC Reports or as disclosed in Section 5.16 of the Capital Disclosure Memorandum, none of the Capital Companies, nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any employment, severance, termination, consulting, or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $50,000, (ii) any Contract relating to the borrowing of money by any Capital Company or the guarantee by any Capital Company of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, and Federal Home Loan Bank advances of depository institution Subsidiaries, trade payables, and Contracts relating to borrowings or guarantees made in the ordinary course of business), (iii) any Contracts which prohibit or restrict any Capital Company from engaging in any business activities in any geographic area, line of business, or otherwise in competition with any other Person, (iv) any Contracts between or among Capital Companies, (v) any exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial Contract, or any other interest rate or foreign currency protection Contract (not disclosed in the Capital Financial Statements delivered prior to the date of this Agreement) which is a financial derivative Contract (including various combinations thereof), and (vi) any other Contract or amendment thereto that would be required to be filed as an exhibit to a Capital SEC Report filed by Capital with the SEC prior to the date of this Agreement that has not been filed as an exhibit to a Capital SEC Report (together with all Contracts referred to in Sections 5.10 and 5.15(a) of this Agreement, the "Capital Contracts"). With respect to each Capital Contract: (i) the Contract is in full force and effect; (ii) no Capital Company is in Default thereunder; (iii) no Capital Company has repudiated or waived any material provision of any such Contract; and (iv) no other party to any such Contract is, to the Knowledge of Capital, in Default in any respect or has repudiated or waived any material provision thereunder. Except as set forth in Section 5.16 of the Capital Disclosure Memorandum, all of the indebtedness of any Capital Company for money borrowed is prepayable at any time by such Capital Company without penalty or premium.

            5.17 LEGAL PROCEEDINGS. There is no Litigation instituted or pending, or, to the Knowledge of Capital, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any Capital Company, or against any Asset, employee benefit plan, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Capital, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any Capital Company. Section 5.17 of the Capital Disclosure Memorandum includes a summary report of all material Litigation as of the date of this Agreement to which any Capital Company is a party and which names a Capital Company as a defendant or cross-defendant.


                                      A-16
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            5.18  REPORTS. Since September 30, 1993, or the date of organization if later, each Capital Company has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the SEC, including, but not limited to, Forms 10-KSB, Forms 10-QSB, Forms 8-K, and proxy statements, (ii) other Regulatory Authorities, and (iii) any applicable state securities or banking authorities (except, in the case of other Regulatory Authorities and state securities authorities, failures to file which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Capital). As of their respective dates, or as subsequently amended for minor corrections, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws.
As of its respective date, each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

            5.19 STATEMENTS TRUE AND CORRECT. No statement, certificate, instrument, or other writing furnished or to be furnished by any Capital Company or any Affiliate thereof to UPC pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any Capital Company or any Affiliate thereof for inclusion in the Registration Statement to be filed by UPC with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any Capital Company or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to Capital's shareholders in connection with the Shareholders' Meeting, and any other documents to be filed by a Capital Company or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the shareholders of Capital, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholders' Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders' Meeting. All documents that any Capital Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

            5.20 ACCOUNTING, TAX, AND REGULATORY MATTERS. No Capital Company or any Affiliate thereof has taken any action or has any Knowledge of any fact or circumstance relating to Capital that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying for pooling-of-interests accounting treatment or as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in
Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such section.

            5.21 STATE TAKEOVER LAWS. Each Capital Company has taken all necessary action to exempt the transactions contemplated by this Agreement and the Plan of Merger from, or if necessary challenge the validity or applicability of, any applicable "moratorium," "fair price," "business combination," "control share," or other anti-takeover Laws (collectively, "Takeover Laws"), including
Section 203 of the DGCL.

            5.22 CHARTER PROVISIONS. Except as disclosed in Section 5.21 of the Capital Disclosure Memorandum, each Capital Company has taken all action so that the entering into of this Agreement and the Plan of Merger and the consummation of the Merger and the other transactions contemplated by this Agreement and the Plan of Merger do not and will not result in the grant of any rights to any Person under the Certificate of Incorporation, By-laws or other governing instruments of any Capital Company or restrict or impair the ability of

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UPC or any of its Subsidiaries to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of any Capital Company that may be directly or indirectly acquired or controlled by it.


                                    ARTICLE 6
                      REPRESENTATIONS AND WARRANTIES OF UPC

            UPC hereby represents and warrants to Capital as follows:

            6.1 ORGANIZATION, STANDING, AND POWER. UPC and Holding are corporations duly organized, validly existing, and in good standing under the Laws of the State of Tennessee, and each has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its material Assets. UPC and Holding are each duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC.

            6.2   AUTHORITY; NO BREACH BY AGREEMENT.

                  (a) UPC has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of UPC. This Agreement (which for purposes of this sentence shall not include the Stock Option Agreement) represents a legal, valid, and binding obligation of UPC, enforceable against UPC in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

                  (b) Neither the execution and delivery of this Agreement by UPC, nor the consummation by UPC of the transactions contemplated hereby, nor compliance by UPC with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of UPC's Restated Certificate of Incorporation or By-laws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any UPC Company under, any Contract or Permit of any UPC Company, or
(iii) subject to receipt of the requisite approvals referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any UPC Company or any of their respective material Assets.

                  (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NYSE, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by UPC or Holding of the Merger and the other transactions contemplated in this Agreement and the Plan of Merger.

            6.3   CAPITAL STOCK. The authorized capital stock of UPC consists of
(i) 100,000,000 shares of UPC Common Stock, of which 67,211,642 shares were issued and outstanding as of September 30, 1997 (exclusive of treasury shares), and (ii) 10,000,000 shares of UPC Preferred Stock, of which no shares of UPC Series A Preferred Stock, and 2,289,594 shares of UPC Series E Preferred Stock were issued and outstanding as of September 30, 1997. All of the issued and outstanding shares of UPC Capital Stock are, and all of the shares of

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

UPC Common Stock to be issued in exchange for shares of Capital Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding and fully paid and nonassessable under the Tennessee Business Corporation Act. None of the outstanding shares of UPC Capital Stock has been, and none of the shares of UPC Common Stock to be issued in exchange for shares of Capital Common Stock upon consummation of the Merger will be, issued in violation of any preemptive rights of the current or past shareholders of UPC. UPC has reserved for issuance a sufficient number of shares of UPC Common Stock for the purpose of issuing shares of UPC Common Stock in accordance with the provisions of Sections 3.1 and
3.5 of this Agreement.

            6.4 UPC SUBSIDIARIES. UPC or one of its Subsidiaries owns all of the issued and outstanding shares of capital stock of each UPC Subsidiary that is a "significant subsidiary" as defined. No equity securities of any UPC Subsidiary are or may become required to be issued (other than to another UPC Company) by reason of any Rights, and there are no Contracts by which any UPC Subsidiary is bound to issue (other than to another UPC Company) additional shares of its capital stock or Rights or by which any UPC Company is or may be bound to transfer any shares of the capital stock of any UPC Subsidiary (other than to another UPC Company). There are no Contracts relating to the rights of any UPC Company to vote or to dispose of any shares of the capital stock of any UPC Subsidiary. All of the shares of capital stock of each UPC Subsidiary held by a UPC Company are fully paid and nonassessable (except pursuant to 12 USC
Section 55 in the case of national banks and comparable, applicable state Law, if any, in the case of state depository institutions) under the applicable corporation Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by the UPC Company free and clear of any Lien. Each UPC Subsidiary is either a bank or a corporation, and is duly organized, validly existing, and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each UPC Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC. Each UPC Subsidiary that is a depository institution is an "insured institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits in which are insured by the Bank Insurance Fund or Savings Association Insurance Fund.

            6.5   SEC FILINGS; FINANCIAL STATEMENTS.

                  (a) UPC has filed and made available to Capital all SEC Documents required to be filed by UPC since December 31, 1993 (the "UPC SEC Reports"). The UPC SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such UPC SEC Reports or necessary in order to make the statements in such UPC SEC Reports, in light of the circumstances under which they were made, not misleading. Except for UPC Subsidiaries that are registered as a broker, dealer, or investment advisor, none of UPC's Subsidiaries is required to file any SEC Documents.

                  (b) Each of the UPC Financial Statements (including, in each case, any related notes) contained in the UPC SEC Reports, including any UPC SEC Reports filed after the date of this Agreement until the Effective Time, complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the SEC), and fairly presented in all material respects the consolidated financial position of UPC and its Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

            6.6 ABSENCE OF UNDISCLOSED LIABILITIES. No UPC Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC, except Liabilities which are accrued or reserved against in the consolidated balance sheets of UPC as of June 30, 1997, included in the UPC Financial Statements made available prior to the date of this Agreement or reflected in the notes thereto. No UPC Company has incurred or paid any Liability since June 30, 1997, except for such Liabilities incurred or paid (i) in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC or (ii) in connection with the transactions contemplated by this Agreement.

            6.7 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since June 30, 1997, except as disclosed in the UPC Financial Statements made available prior to the date of this Agreement, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC, and (ii) the UPC Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of UPC contained in this Agreement.

            6.8   TAX MATTERS.

                  (a) All Tax Returns required to be filed by or on behalf of any of the UPC Companies have been timely filed or requests for extensions have been timely filed, granted, and have not expired for periods ended on or before December 31, 1996, and on or before the date of the most recent fiscal year end immediately preceding the Effective Time, and, to the Knowledge of UPC, all Tax Returns filed are complete and accurate. All Taxes shown on filed Tax Returns have been paid. There is no audit examination, deficiency, or refund Litigation with respect to any Taxes, except as reserved against in the UPC Financial Statements delivered prior to the date of this Agreement. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid. There are no Liens with respect to Taxes upon any of the Assets of the UPC Companies.

                  (b) Adequate provision for any Taxes due or to become due for any of the UPC Companies for the period or periods through and including the date of the respective UPC Financial Statements has been made and is reflected on such UPC Financial Statements.

                  (c) Deferred Taxes of the UPC Companies have been provided for in accordance with GAAP.

            6.9   ENVIRONMENTAL MATTERS.

                  (a) To the Knowledge of UPC, each UPC Company, its Participation Facilities, and its Operating Properties are, and have been, in compliance with all Environmental Laws, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC.

                  (b) To the Knowledge of UPC, there is no Litigation pending or threatened before any court, governmental agency, or authority or other forum in which any UPC Company or any of its Operating Properties or Participation Facilities (or UPC in respect of such Operating Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site owned, leased, or operated by any UPC Company or any of its Operating Properties or Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC, nor is there any reasonable basis for any Litigation of a type described in this sentence.

                  (c) During the period of (i) any UPC Company's ownership or operation of any of their respective current properties, (ii) any UPC Company's participation in the management of any Participation Facility, or (iii) any UPC Company's holding of a security interest in a Operating Property, to the Knowledge of UPC, there have been no releases of Hazardous Material in, on, under, adjacent to, or affecting (or potentially affecting) such properties, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC. Prior to the period of (i) any UPC Company's ownership or operation of any of their respective current properties,
(ii) any UPC Company's participation in the management of any Participation Facility, or (iii) any UPC Company's holding of a security interest in a Operating Property, to the Knowledge of UPC, there were no releases of Hazardous Material in, on, under, or affecting any such property, Participation Facility or Operating Property, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC.

            6.10 COMPLIANCE WITH LAWS. UPC is duly registered as a bank holding company under the BHC Act. Each UPC Company has in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now conducted, and there has occurred no Default under any such Permit. No UPC Company:

                  (a) to the Knowledge of UPC, is in violation of any material Laws, Orders, or Permits applicable to its business or employees conducting its business; and

                  (b) has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any UPC Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, (ii) threatening to revoke any Permits, or (iii) requiring any UPC Company to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

            6.11 LEGAL PROCEEDINGS. There is no Litigation instituted or pending, or, to the Knowledge of UPC, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any UPC Company, or against any Asset, employee benefit plan, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any UPC Company.

            6.12 REPORTS. Since January 1, 1994, or the date of organization if later, each UPC Company has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the SEC, including, but not limited to, Forms 10-K, Forms 10-Q, Forms 8-K, and proxy statements, (ii) other Regulatory Authorities, and (iii) any applicable state securities or banking authorities (except, in the case of state securities authorities, failures to file which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC). As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. As of its respective date, each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

            6.13 STATEMENTS TRUE AND CORRECT. No statement, certificate, instrument or other writing furnished or to be furnished by any UPC Company or any Affiliate thereof to Capital pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any UPC Company or any Affiliate thereof for inclusion in the Registration Statement to be filed by UPC with the SEC, will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any UPC Company or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to Capital's shareholders in connection with the Shareholders' Meeting, and any other documents to be filed by any UPC Company or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the shareholders of Capital, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholders' Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders' Meeting. All documents that any UPC Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

            6.14 ACCOUNTING, TAX, AND REGULATORY MATTERS. No UPC Company or any Affiliate thereof has taken any action or has any Knowledge of any fact or circumstance relating to UPC that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying for pooling-of-interests accounting treatment or as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in
Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.


                                    ARTICLE 7
                    CONDUCT OF BUSINESS PENDING CONSUMMATION

            7.1 AFFIRMATIVE COVENANTS OF CAPITAL. Unless the prior written consent of UPC shall have been obtained, and except as otherwise expressly contemplated herein or as set forth in Section 7.1 of the Capital Disclosure Memorandum, Capital shall and shall cause each of its Subsidiaries to (i) operate its business only in the usual, regular, and ordinary course, (ii) preserve intact its business organization and Assets and maintain its rights and franchises, and (iii) take no action which would (a) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentence of Section 9.1(b) of this Agreement or prevent the transactions contemplated hereby, including the Merger, from qualifying for pooling-of-interests accounting treatment or as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (b) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

            7.2 NEGATIVE COVENANTS OF CAPITAL. Except as specifically contemplated by this Agreement or other documents or instruments executed in connection with this Agreement, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, Capital covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of the chief executive officer, president, or chief financial officer of UPC, which consent shall not be unreasonably withheld:

                  (a) amend the Certificate of Incorporation, By-laws, or other governing instruments of any Capital Company; or

                  (b) incur any additional debt obligation or other obligation for borrowed money (other than indebtedness of a Capital Company to another Capital Company) in excess of an aggregate of


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

     $100,000 (for the Capital Companies on a consolidated basis) except in the ordinary course of the business of Capital Subsidiaries consistent with past practices (which shall include, for Capital Subsidiaries that are depository institutions, creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or Federal Home Loan Bank, and entry into repurchase agreements fully secured by U.S. government or agency securities), or impose, or suffer the imposition, on any Asset of any Capital Company of any Lien or permit any such Lien to exist (other than in connection with deposits, repurchase agreements, bankers acceptances, advances from the Federal Reserve Board or Federal Home Loan Bank, "treasury tax and loan" accounts established in the ordinary course of business, the satisfaction of legal requirements in the exercise of trust powers, and Liens in effect as of the date hereof that are disclosed in the Capital Disclosure Memorandum); or

                  (c) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any Capital Company, or declare or pay any dividend or make any other distribution in respect of Capital's capital stock, provided that Capital may (to the extent legally and contractually permitted to do so), but shall not be obligated to, declare and pay regular quarterly cash dividends on the shares of Capital Common Stock at a rate not in excess of $.06 per share with usual and regular record and payment dates in accordance with past practice disclosed in Section 7.2(c) of the Capital Disclosure Memorandum and such dates may not be changed without the prior written consent of UPC, provided, that, notwithstanding the provisions of Section 1.3, the Parties shall cooperate in selecting the Effective Time to ensure that, with respect to the quarterly period in which the Effective Time occurs, the holders of Capital Common Stock do not become entitled to receive both a dividend in respect of their Capital Common Stock and a dividend in respect of UPC Common Stock or fail to be entitled to receive any dividend ; or

                  (d) except for this Agreement, or pursuant to the exercise of stock options outstanding as of the date hereof or issuance of shares to satisfy stock rights outstanding as of the date hereof, plus dividend and accumulation rights, if any, and pursuant to the terms of the Capital Stock Plans in existence on the date hereof, or pursuant to the Stock Option Agreement, issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of Capital Common Stock or any other capital stock of any Capital Company, or any stock appreciation rights, or any option, warrant, conversion, or other right to acquire any such stock, or any security convertible into any such stock; or

                  (e) adjust, split, combine or reclassify any capital stock of any Capital Company or issue or authorize the issuance of any other securities in respect of or in substitution for shares of Capital Common Stock, or sell, lease, mortgage or otherwise dispose of or otherwise encumber any shares of capital stock of any Capital Subsidiary (unless any such shares of stock are sold or otherwise transferred to another Capital Company) or any Asset having a book value in excess of $100,000 other than in the ordinary course of business for reasonable and adequate consideration; or

                  (f) except as disclosed in Section 7.2(f) of the Capital Disclosure Memorandum and for purchases of U.S. Treasury securities or U.S. Government agency securities, which in either case have maturities of three years or less or Federal Home Loan Bank Stock, purchase any securities or make any material investment, either by purchase of stock of securities, contributions to capital, Asset transfers, or purchase of any Assets, in any Person other than a wholly owned Capital Subsidiary, or otherwise acquire direct or indirect control over any Person, other than in connection with (i) foreclosures in the ordinary course of business, (ii) acquisitions of control by a depository institution Subsidiary in its fiduciary capacity, or (iii) the creation of new wholly owned Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement; or

                  (g) grant any increase in compensation or benefits to the employees or officers of any Capital Company, except in accordance with past practice disclosed in Section 7.2(g) of the Capital Disclosure Memorandum or as required by Law; pay any severance or termination pay or any bonus other than pursuant to written policies or written Contracts in effect on the date of this Agreement and disclosed in Section 7.2(g) of the Capital Disclosure Memorandum; and enter into or amend any severance agreements with officers of any Capital Company; grant any material increase in fees or other increases in compensation or other benefits to directors of any Capital Company except in accordance with past practice disclosed in
     Section 7.2(g) of the Capital Disclosure Memorandum; or voluntarily accelerate the vesting of any stock options or other stock-based compensation or employee benefits (other than the acceleration of vesting which occurs under a benefit plan upon a change of control of Capital); or

                  (h) enter into or amend any employment Contract between any Capital Company and any Person (unless such amendment is required by Law) that the Capital Company does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time; or

                  (i) except as disclosed in Section 7.2(i) of the Capital Disclosure Memorandum, adopt any new employee benefit plan of any Capital Company or terminate or withdraw from, or make any material change in or to, any existing employee benefit plans of any Capital Company other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan, or make any distributions from such employee benefit plans, except as required by Law, the terms of such plans or consistent with past practice; or

                  (j) make any significant change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in Tax Laws or regulatory accounting requirements or GAAP; or

                  (k) commence any Litigation other than in accordance with past practice, settle any Litigation involving any Liability of any Capital Company for money damages in excess of $100,000 or restrictions upon the operations of any Capital Company; or

                  (l) other than in the ordinary course of business consistent with past practice, enter into, modify, amend, or terminate any material Contract (excluding any loan Contract) or waive, release, compromise, or assign any material rights or claims.

            7.3 COVENANTS OF UPC. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, UPC covenants and agrees that it shall (i) continue to conduct its business and the business of its Subsidiaries in a manner designed in its reasonable judgment, to enhance the long-term value of the UPC Common Stock and the business prospects of the UPC Companies, and (ii) take no action which would (a) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentence of Section 9.1(b) of this Agreement or prevent the transactions contemplated hereby, including the Merger, from qualifying for pooling-of-interests accounting treatment or as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (b) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

            7.4 ADVERSE CHANGES IN CONDITION. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

            7.5 REPORTS. Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other Party copies of all such reports promptly after the same are filed. If financial statements are contained in any


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

such reports filed with the SEC, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders' equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material). As of their respective dates, such reports filed with the SEC will comply in all material respects with the Securities Laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to another Regulatory Authority shall be prepared in accordance with Laws applicable to such reports.


                                    ARTICLE 8
                              ADDITIONAL AGREEMENTS

            8.1 REGISTRATION STATEMENT; PROXY STATEMENT; SHAREHOLDER APPROVAL. UPC shall file the Registration Statement with the SEC, and shall use its reasonable efforts to cause the Registration Statement to become effective under the 1933 Act and take any action required to be taken under the applicable state Blue Sky or securities Laws in connection with the issuance of the shares of UPC Common Stock upon consummation of the Merger. Capital shall furnish all information concerning it and the holders of its capital stock as UPC may reasonably request in connection with such action. Capital shall call a Shareholders' Meeting, to be held as soon as reasonably practicable after the Registration Statement is declared effective by the SEC, for the purpose of voting upon approval of this Agreement and the Plan of Merger and such other related matters as it deems appropriate. In connection with the Shareholders' Meeting, (i) Capital shall prepare and file with the SEC a Proxy Statement and mail such Proxy Statement to its shareholders, (ii) the Parties shall furnish to each other all information concerning them that they may reasonably request in connection with such Proxy Statement, (iii) the Board of Directors of Capital shall recommend (subject to compliance with their fiduciary duties as advised by counsel) to its shareholders the approval of the matters submitted for approval, and (iv) the Board of Directors and officers of Capital shall (subject to compliance with their fiduciary duties as advised by counsel) use their reasonable efforts to obtain such shareholders' approvals.

            8.2 EXCHANGE LISTING. UPC shall use its reasonable efforts to list, prior to the Effective Time, on the NYSE, subject to official notice of issuance, the shares of UPC Common Stock to be issued to the holders of Capital Common Stock or Capital Options pursuant to the Merger, and UPC shall give all notices and make all filings with the NYSE required in connection with the transactions contemplated herein.

            8.3 APPLICATIONS. UPC shall prepare and file, and Capital shall cooperate in the preparation and, where appropriate, filing of, applications with all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement seeking the requisite Consents necessary to consummate the transactions contemplated by this Agreement. The Parties shall deliver to each other copies of all filings, correspondence and orders to and from all Regulatory Authorities in connection with the transactions contemplated hereby as soon as practicable upon their becoming available.

            8.4 FILINGS WITH STATE OFFICES. Upon the terms and subject to the conditions of this Agreement, Holding shall execute and file the Certificate of Merger with the Secretary of State of the State of Delaware and the Articles of Merger with the Secretary of State of Tennessee in connection with the Closing.

            8.5 AGREEMENT AS TO EFFORTS TO CONSUMMATE. Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated by this Agreement, including using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in
Article 9 of this Agreement; provided, that nothing herein shall preclude either Party from exercising


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

its rights under this Agreement or the Stock Option Agreement. Each Party shall use, and shall cause each of its Subsidiaries to use, its reasonable efforts to obtain all Consents necessary or desirable for the consummation of the transactions contemplated by this Agreement.

            8.6   INVESTIGATION AND CONFIDENTIALITY.

                  (a) Prior to the Effective Time, each Party shall keep the other Party advised of all material developments relevant to its business and to consummation of the Merger and shall permit the other Party to make or cause to be made such investigation of the business and properties of it and its Subsidiaries and of their respective financial and legal conditions as the other Party reasonably requests, provided that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. No investigation by a Party shall affect the representations and warranties of the other Party.

                  (b) Each Party shall, and shall cause its advisers and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries' businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return or certify the destruction of all documents and copies thereof, and all work papers containing confidential information received from the other Party.

                  (c) Capital shall use its reasonable efforts to exercise its rights under confidentiality agreements entered into with Persons which were considering an Acquisition Transaction with Capital to preserve the confidentiality of the information relating to Capital provided to such Persons and their Affiliates and Representatives.

            8.7 PRESS RELEASES. Prior to the Effective Time, Capital and UPC shall consult with each other as to the form and substance of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided, that nothing in this Section 8.7 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party's disclosure obligations imposed by Law.

            8.8 CERTAIN ACTIONS. Except with respect to this Agreement and the Plan of Merger and the transactions contemplated hereby and thereby, after the date of this Agreement, no Capital Company nor any Affiliate thereof nor any Representatives thereof retained by any Capital Company shall directly or indirectly solicit any Acquisition Proposal by any Person. Except to the extent necessary to comply with the fiduciary duties of Capital's Board of Directors as advised by counsel, no Capital Company or any Affiliate or Representative thereof shall furnish any non-public information that it is not legally obligated to furnish, negotiate with respect to, or enter into any Contract with respect to, any Acquisition Proposal, but Capital may communicate information about such an Acquisition Proposal to its shareholders if and to the extent that it is required to do so in order to comply with its legal obligations as advised by counsel. Capital shall promptly notify UPC orally and in writing in the event that it receives any inquiry or proposal relating to any such transaction. Capital shall (i) immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any Persons conducted heretofore with respect to any of the foregoing, and (ii) direct and use its reasonable efforts to cause all of its Representatives not to engage in any of the foregoing.

            8.9 ACCOUNTING AND TAX TREATMENT. Each of the Parties undertakes and agrees to use its reasonable efforts to cause the Merger, and to take no action which would cause the Merger not, to qualify for pooling-of-interests accounting treatment and treatment as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes.

            8.10 STATE TAKEOVER LAWS. Each Capital Company shall take all necessary steps to exempt the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of, any applicable Takeover Law.

            8.11 CHARTER PROVISIONS. Each Capital Company shall take all necessary action to ensure that the entering into of this Agreement and the Plan of Merger and the consummation of the Merger and the other transactions contemplated hereby and thereby do not and will not result in the grant of any rights to any Person under the Certificate of Incorporation, By-laws, or other governing instruments of any Capital Company or restrict or impair the ability of UPC or any of its Subsidiaries to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of any Capital Company that may be directly or indirectly acquired or controlled by it.

            8.12 AGREEMENT OF AFFILIATES. Capital has disclosed in Section 8.12 of the Capital Disclosure Memorandum all Persons whom it reasonably believes is an "affiliate" of Capital for purposes of Rule 145 under the 1933 Act. Capital shall use its reasonable efforts to cause each such Person to deliver to UPC not later than 30 days prior to the Effective Time, a written agreement, substantially in the form of Exhibit 3, providing that such Person will not sell, pledge, transfer, or otherwise dispose of the shares of Capital Common Stock held by such Person except as contemplated by such agreement or by this Agreement and will not sell, pledge, transfer, or otherwise dispose of the shares of UPC Common Stock to be received by such Person upon consummation of the Merger except in compliance with applicable provisions of the 1933 Act and the rules and regulations thereunder and until such time as financial results covering at least 30 days of combined operations of UPC and Capital have been published within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies. If the Merger will qualify for pooling-of-interests accounting treatment, shares of UPC Common Stock issued to such affiliates of Capital in exchange for shares of Capital Common Stock shall not be transferable until such time as financial results covering at least 30 days of combined operations of UPC and Capital have been published within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies, regardless of whether each such affiliate has provided the written agreement referred to in this Section 8.12 (and UPC shall be entitled to place restrictive legends upon certificates for shares of UPC Common Stock issued to affiliates of Capital pursuant to this Agreement to enforce the provisions of this Section 8.12). UPC shall not be required to maintain the effectiveness of the Registration Statement under the 1933 Act for the purposes of resale of UPC Common Stock by such affiliates.

            8.13 EMPLOYEE BENEFITS AND CONTRACTS. Subject to the terms of the Supplemental Letter, following the Effective Time, UPC shall provide to officers and employees of the Capital Companies employee benefits under employee benefit and welfare plans, on terms and conditions which when taken as a whole are substantially similar to those currently provided by the UPC Companies to their similarly situated officers and employees. For purposes of participation, vesting, and (except in the case of defined benefit plans) benefit accrual under such employee benefit plans, the service of the employees of the Capital Companies prior to the Effective Time shall be treated as service with a UPC Company participating in such employee benefit plans.

            8.14  INDEMNIFICATION.

                  (a) After the Effective Time, UPC shall indemnify, defend and hold harmless the present and former directors, officers, employees, and agents of the Capital Companies (each, an "Indemnified Party") (including any person who becomes a director, officer, employee, or agent prior to the Effective Time) against all Liabilities (including reasonable attorneys' fees, and expenses, judgments, fines and amounts paid in settlement) arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement and the Stock Option Agreement) to the full extent permitted under Delaware Law and by Capital's Certificate of Incorporation and By-laws as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any Litigation. Without limiting the foregoing, in any case in which approval by UPC is required to effectuate any indemnification, UPC shall direct, at the election of the Indemnified Party, that the determination of any such approval shall be made by independent counsel mutually agreed upon between UPC and the Indemnified Party.

                  (b) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 8.14, upon learning of any such Liability or Litigation, shall promptly notify UPC thereof, provided that the failure so to notify shall not affect the obligations of UPC under this Section 8.14 unless and to the extent such failure materially increases UPC's liability under this Section 8.14. In the event of any such Litigation (whether arising before or after the Effective
Time), (i) UPC or the Surviving Corporation shall have the right to assume the defense thereof and UPC shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if UPC or the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between UPC or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and UPC or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, that UPC shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction, (ii) the Indemnified Parties will cooperate in the defense of any such Litigation, and (iii) UPC shall not be liable for any settlement effected without its prior written consent; and provided further that the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

                  (c) The Surviving Corporation shall not be liable for any settlement effected without its prior written consent which shall not be unreasonably withheld. The Surviving Corporation shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

                  (d) If the Surviving Corporation or any of its successors or assigns shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or shall transfer all or substantially all of its assets to any Person, then and in each case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 8.14.

            8.15 CORPORATE ACTIONS OF HOLDING. UPC agrees to cause Holding to effect all corporate action necessary to approve and adopt the Plan of Merger prior to the Effective Time in accordance with the TBCA. In addition, UPC, as a sole shareholder of Holding, shall vote prior to the Effective Time the shares of Holding Common Stock in favor of the Plan of Merger.



                                    ARTICLE 9
                CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

            9.1 CONDITIONS TO OBLIGATIONS OF EACH PARTY. The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section
11.6 of this Agreement:

                  (a) SHAREHOLDER APPROVAL. The shareholders of Capital shall have approved this Agreement and the Plan of Merger, and the consummation of the transactions contemplated hereby and thereby, including the Merger, as and to the extent required by Law, by the provisions of any governing instruments, or by the rules of the NASD.

                  (b) REGULATORY APPROVALS. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (other than matters relating


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to the raising of additional capital or the disposition of Assets (including, but not limited to, any divestiture or restrictions on the insurance activities of any Capital Companies) or deposit Liabilities and associated branches) which in the reasonable judgment of the Board of Directors of UPC would so materially adversely impact the financial or economic benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, UPC would not, in its reasonable judgment, have entered into this Agreement.

                  (c) CONSENTS AND APPROVALS. Each Party shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 9.1(b) of this Agreement) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party.

                  (d) LEGAL PROCEEDINGS. No court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order (whether temporary, preliminary, or permanent) or taken any other action which prohibits, materially restricts, or makes illegal consummation of the transactions contemplated by this Agreement and the Plan of Merger.

                  (e) REGISTRATION STATEMENT. The Registration Statement shall be effective under the 1933 Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities Laws or the 1933 Act or 1934 Act relating to the issuance or trading of the shares of UPC Common Stock issuable pursuant to the Merger shall have been received.

                  (f) EXCHANGE LISTING. The shares of UPC Common Stock issuable pursuant to the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

                  (g) POOLING LETTERS. Each of the Parties shall have received copies of the letters, dated as of the date of filing of the Registration Statement with the SEC and as of the Effective Time, addressed to UPC, from Price Waterhouse LLP to the effect that the Merger will qualify for pooling-of-interests accounting treatment.

                  (h) TAX MATTERS. Each Party shall have received a written opinion of counsel from Alston & Bird LLP, in form reasonably satisfactory to such Parties (the "Tax Opinion"), to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, (ii) the exchange in the Merger of Capital Common Stock for UPC Common Stock will not give rise to gain or loss to the shareholders of Capital with respect to such exchange (except to the extent of any cash received), and (iii) none of Capital or UPC will recognize gain or loss as a consequence of the Merger (except for the inclusion in income of the amount of the bad-debt reserve maintained by Capital Savings and any other amounts resulting from any required change in accounting methods and any income and deferred gain recognized pursuant to Treasury regulations issued under Section 1502 of the Internal Revenue Code). In rendering such Tax Opinion, such counsel shall be entitled to rely upon representations of officers of Capital and UPC reasonably satisfactory in form and substance to such counsel.

            9.2 CONDITIONS TO OBLIGATIONS OF UPC. The obligations of UPC to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by UPC pursuant to Section 11.6(a) of this Agreement:

                  (a) REPRESENTATIONS AND WARRANTIES. For purposes of this
     Section 9.2(a), the accuracy of the representations and warranties of Capital set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of Capital set forth in Section 5.3 of this Agreement shall be true and correct (except for inaccuracies which are de minimus in amount). The representations and warranties of Capital set forth in Sections 5.20, 5.21, and 5.22 of this Agreement shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of Capital set forth in this Agreement (including the representations and warranties set forth in Sections 5.3, 5.20, 5.21, and 5.22) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on Capital; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material" or "Material Adverse Effect" shall be deemed not to include such qualifications.

                  (b) PERFORMANCE OF AGREEMENTS AND COVENANTS. Each and all of the agreements and covenants of Capital to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

                  (c) CERTIFICATES. Capital shall have delivered to UPC (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, or other authorized officers, to the effect that the conditions of its obligations set forth in Section 9.2(a) and 9.2(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by Capital's Board of Directors and shareholders evidencing the taking of all corporate action necessary to authorize the execution, delivery, and performance of this Agreement and the Plan of Merger, and the consummation of the transactions contemplated hereby and thereby, all in such reasonable detail as UPC and its counsel shall request.

                  (d) AFFILIATES AGREEMENTS. UPC shall have received from each affiliate of Capital the affiliates letter referred to in Section 8.12 of this Agreement, to the extent necessary to assure in the reasonable judgment of UPC that the transactions contemplated hereby will qualify for pooling-of-interests accounting treatment.

                  (e) EMPLOYMENT AGREEMENTS. Larry V. Schepers, Arthur F. Wankum, Joseph E. Forck, and Charles W. Clark shall have entered into employment agreements with UPC, substantially in the form of Appendices A, B, C, and D, respectively, to the Supplemental Letter.

            9.3 CONDITIONS TO OBLIGATIONS OF CAPITAL. The obligations of Capital to perform this Agreement and the Plan of Merger and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Capital pursuant to Section 11.6(b) of this Agreement:

                  (a) REPRESENTATIONS AND WARRANTIES. For purposes of this
     Section 9.3(a), the accuracy of the representations and warranties of UPC set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of UPC set forth in Section 6.3 of this Agreement shall be true and correct (except for inaccuracies which are de minimus in amount). The representations and warranties of UPC set forth in
     Section 6.14 of this Agreement shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of UPC set forth in this Agreement (including the representations and warranties set forth in Sections 6.3 and 6.14) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on UPC; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material" or "Material Adverse Effect" shall be deemed not to include such qualifications.

                  (b) PERFORMANCE OF AGREEMENTS AND COVENANTS. Each and all of the agreements and covenants of UPC to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

                  (c) CERTIFICATES. UPC shall have delivered to Capital (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions of its obligations set forth in Section 9.3(a) and 9.3(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by UPC's Board of Directors evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Capital and its counsel shall request.

                                   ARTICLE 10
                                   TERMINATION

            10.1 TERMINATION. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the shareholders of Capital, this Agreement and the Plan of Merger may be terminated and the Merger abandoned at any time prior to the Effective Time:

                  (a) By mutual consent of the Board of Directors of UPC and the Board of Directors of Capital; or

                  (b) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 9.2(a) of this Agreement in the case of Capital and
     Section 9.3(a) in the case of UPC or in material breach of any covenant or other agreement contained in this Agreement) in the event of an inaccuracy of any representation or warranty of the other Party contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such inaccuracy and which inaccuracy would provide the terminating Party the ability to refuse to consummate the Merger under the applicable standard set forth in Section 9.2(a) of this Agreement in the case of Capital and Section 9.3(a) of this Agreement in the case of UPC; or

                  (c) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 9.2(a) of this Agreement in the case of Capital and
     Section 9.3(a) in the case of UPC or in material breach of any covenant or other agreement contained in this Agreement) in the event of a material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach; or

                  (d) By the Board of Directors of either Party in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, or (ii) the shareholders of Capital fail to vote their approval of this Agreement and the transactions contemplated hereby as required by the DGCL and the rules of the NASD at the Shareholders' Meeting where the transactions were presented to such shareholders for approval and voted upon; or

                  (e) By the Board of Directors of either Party in the event that the Merger shall not have been consummated by September 30, 1998, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any willful breach of this Agreement by the Party electing to terminate pursuant to this Section 10.1(e); or

                  (f) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 9.2(a) of this Agreement in the case of Capital and
     Section 9.3(a) in the case of UPC or in material breach of any covenant or other agreement contained in this Agreement) in the event that any of the conditions precedent to the obligations of such Party to consummate the Merger cannot be satisfied or fulfilled by the date specified in Section 10.1(e) of this Agreement.

                  (g) By the Board of Directors of Capital, if it determines by a vote of a majority of the members of its entire Board, at any time during the ten-day period commencing two days after the Determination Date, if both of the following conditions are satisfied:

                      (1) the Average Closing Price shall be less than the product of (i) 0.80 and (ii) the Starting Price; and

                      (2) (i) the quotient obtained by dividing the Average Closing Price by the Starting Price (such number being referred to herein as the "UPC Ratio") shall be less than (ii) the quotient obtained by dividing the Index Price on the Determination Date by the Index Price on the Starting Date and subtracting 0.15 from the quotient in this clause (2)(ii) (such number being referred to herein as the "Index Ratio");

     subject, however, to the following three sentences. If Capital refuses to consummate the Merger pursuant to this Section 10.1(g), it shall give prompt written notice thereof to UPC; provided, that such notice of election to terminate may be withdrawn at any time within the aforementioned ten-day period. During the five-day period commencing with its receipt of such notice, UPC shall have the option to elect to increase the Exchange Ratio to equal the lesser of (i) the quotient obtained by dividing (1) the product of 0.80, the Starting Price, and the Exchange Ratio (as then in effect) by (2) the Average Closing Price, and (ii) the quotient obtained by dividing (1) the product of the Index Ratio and the Exchange Ratio (as then in effect) by (2) the UPC Ratio. If UPC makes an election contemplated by the preceding sentence, within such five-day period, it shall give prompt written notice to Capital of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 10.1(g) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to "Exchange Ratio" shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this Section 10.1(g).

            For purposes of this Section 10.1(g), the following terms shall have the meanings indicated:

                  "Average Closing Price" shall mean the average of the daily last sales prices of UPC Common Stock as reported on the NYSE (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source as chosen by UPC) for the 10 consecutive full trading days in which such shares are traded on the NYSE ending at the close of trading on the Determination Date.

                  "Determination Date" shall mean the later of the date (i) of the Shareholders' Meeting and (ii) on which the last Consent of the Board of Governors of the Federal Reserve System shall be received.

                  "Index Group" shall mean the 17 bank holding companies listed below, the common stocks of all of which shall be publicly traded and as to which there shall not have been, since the Starting Date and before the Determination Date, any public announcement of a proposal for such company to be acquired or for such company to acquire another company or companies in transactions with a value exceeding 25% of the acquiror's market capitalization. In the event that any such company or companies are removed from the Index Group, the weights (which shall be determined based upon the number of outstanding shares of common stock) shall be redistributed proportionately for purposes of determining the Index Price. The 17 bank holding companies and the weights attributed to them are as follows:

                        BANK HOLDING COMPANIES              WEIGHTING
                --------------------------------------    --------------
                AmSouth Bancorporation                          4.87%
                Central Fidelity Banks, Inc.                    5.11
                Compass Bancshares, Inc.                        3.63
                Deposit Guaranty Corporation                    3.56
                Fifth Third Bancorp                             9.24
                First American Corporation                      2.60
                First Commerce Corporation                      3.39
                First Tennessee National Corporation            5.62
                First Virginia Banks, Inc.                      2.83
                Hibernia Corporation                           11.25
                Huntington Bancshares, Inc.                    12.35
                Mercantile Bancorporation, Inc.                 5.30
                National Commerce Bancorp                       2.14
                Regions Financial Corporation                   5.80
                Signet Banking Corporation                      5.25
                Southern National Corporation                   9.55
                Star Banc Corporation                           7.50
                                                               ------

                Total                                         100.00%
                                                              =======

                  "Index Price" on a given date shall mean the weighted average (weighted in accordance with the factors listed above) of the closing prices of the companies composing the Index Group.

                  "Starting Date" shall mean the fourth full trading day after the announcement by press release of the Merger.

                  "Starting Price" shall mean the closing price per share of UPC Common Stock as reported on the NYSE (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source as chosen by UPC) on the Starting Date.

            If any company belonging to the Index Group or UPC declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares, or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company or UPC shall be appropriately adjusted for the purposes of applying this Section 10.1(g).

            10.2 EFFECT OF TERMINATION. In the event of the termination and abandonment of this Agreement pursuant to Section 10.1 of this Agreement, this Agreement, the Plan of Merger, and the Supplemental Letter shall become void and have no effect, except that (i) the provisions of this Section 10.2 and Article 11 and Section 8.6(b) of this Agreement shall survive any such termination and abandonment, and (ii) a termination pursuant to Sections 10.1(b), 10.1(c), or 10.1(f) of this Agreement shall not relieve the breaching Party from Liability for an uncured willful breach of a representation, warranty, covenant, or agreement giving rise to such termination. The Stock Option Agreement shall be governed by its own terms as to its termination.

            10.3 NON-SURVIVAL OF REPRESENTATIONS AND COVENANTS. The respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time except this Section 10.3 and Articles 2, 3, 4 and 11 and Sections 8.12, 8.13, and 8.14 of this Agreement and the provisions of the Supplemental Letter.

                                   ARTICLE 11
                                  MISCELLANEOUS

            11.1  DEFINITIONS.

                  (a) Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

            "ACQUISITION PROPOSAL" with respect to a Party shall mean any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of, or other business combination involving such Party or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, such Party or any of its Subsidiaries.

            "AFFILIATE" of a Person shall mean: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by, or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

            "AGREEMENT" shall mean this Agreement and Plan of Reorganization, including the Stock Option Agreement and the Exhibits delivered pursuant hereto and incorporated herein by reference.

            "ARTICLES OF MERGER" shall mean the Articles of Merger to be executed by Holding and filed with the Secretary of State of the State of Tennessee relating to the Merger as contemplated by Section 1.1 of this Agreement.

            "ASSETS" of a Person shall mean all of the assets, properties, businesses, and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

            "BHC ACT" shall mean the federal Bank Holding Company Act of 1956, as amended.

            "CAPITAL COMMON STOCK" shall mean the $0.01 par value common stock of Capital.

            "CAPITAL COMPANIES" shall mean, collectively, Capital and all Capital Subsidiaries.

            "CAPITAL DISCLOSURE MEMORANDUM" shall mean the written information entitled "Capital Savings Bancorp, Inc. Disclosure Memorandum" delivered prior to the date of this Agreement to UPC describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

            "CAPITAL FINANCIAL STATEMENTS" shall mean (i) the consolidated balance sheets (including related notes and schedules, if any) of Capital as of June 30, 1997, 1996 and 1995, and the related statements of earnings, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) for each of the years ended June 30, 1997, 1996 and 1995, as filed by Capital in SEC Documents, and (ii) the consolidated balance sheets of Capital (including related notes and schedules, if any) and related statements of earnings, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to September 30, 1997.

            "CAPITAL SAVINGS" shall mean Capital Savings Bank, FSB, a federal stock savings bank and a Capital Subsidiary.

            "CAPITAL STOCK PLANS" shall mean the existing stock option and other stock-based compensation plans of Capital designated as follows: (i) Capital Savings Bancorp, Inc. Employee Stock Ownership Plan; (ii) Capital Savings Bancorp, Inc. Recognition and Retention Plan; and (iii) Capital Savings Bancorp, Inc. 1991 Stock Option and Incentive Plan.

            "CAPITAL SUBSIDIARIES" shall mean the Subsidiaries of Capital, which shall include the Capital Subsidiaries described in Section 5.4 of the Capital Disclosure Memorandum and any corporation, bank, savings association, or other organization acquired as a Subsidiary of Capital in the future and owned by Capital at the Effective Time.

            "CERTIFICATE OF MERGER" shall mean the Certificate of Merger to be executed by Holding and filed with the Secretary of State of the State of Delaware relating to the Merger as contemplated by Section 1.1 of this Agreement.

            "CLOSING DATE" shall mean the date on which the Closing occurs.

            "CONSENT" shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

            "CONTRACT" shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets, or business.

            "DEFAULT" shall mean (i) any breach or violation of or default under any Contract, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Order, or Permit, or
     (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Order or Permit.

            "DGCL" shall mean the Delaware General Corporation Law.

            "ENVIRONMENTAL LAWS" shall mean all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata) and which are administered, interpreted or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over, and including common law in respect of, pollution or protection of the environment, including the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq. ("CERCLA"), the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq. ("RCRA"), and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material.

            "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

            "EXHIBITS" 1 through 4, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

            "GAAP" shall mean generally accepted accounting principles, consistently applied during the periods involved.

            "HAZARDOUS MATERIAL" shall mean (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws) and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of governmental authorities and any polychlorinated biphenyls).

            "HOLA" shall mean the Home Owners' Loan Act of 1933, as amended.

            "HOLDING COMMON STOCK" shall mean the $1.00 par value common stock of Holding.

            "HSR ACT" shall mean Section 7A of the Clayton Act, as added by Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

            "INTELLECTUAL PROPERTY" shall mean copyrights, patents, trademarks, service marks, service names, trade names, applications therefor, technology rights and licenses, computer software (including any source or object codes therefor or documentation relating thereto), trade secrets, franchises, know-how, inventions, and other intellectual property rights.

            "INTERNAL REVENUE CODE" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

            "KNOWLEDGE" as used with respect to a Person (including references to such Person being aware of a particular matter) shall mean those facts that are known by the Chairman, President, Chief Financial Officer, Chief Accounting Officer, Chief Credit Officer, or General Counsel of such Person.

            "LAW" shall mean any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities or business, including those promulgated, interpreted, or enforced by any Regulatory Authority.

            "LIABILITY" shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost, or expense (including costs of investigation, collection, and defense), claim, deficiency, guaranty, or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

            "LIEN" shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention, or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, and (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits and other Liens incurred in the ordinary course of the banking business.

            "LITIGATION" shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding, or notice (written or oral) by any Person alleging potential Liability or requesting information relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

            "MATERIAL" for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

            "MATERIAL ADVERSE EFFECT" on a Party shall mean an event, change, or occurrence which, individually or together with any other event, change, or occurrence, has a material adverse impact on (i) the financial position, business, or results of operations of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that "Material Adverse Effect" and "material adverse impact" shall not be deemed to include the impact of (a) changes in banking and similar Laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting principles generally applicable to banks, savings associations, and their holding companies, (c) actions and omissions of a Party (or any of its Subsidiaries) taken with the prior informed written consent of the other Party in contemplation of the transaction contemplated hereby, and (d) the direct effects of compliance with this Agreement (including the expense associated with the vesting of benefits under the various employee benefit plans of Capital as a result of the Merger constituting a change of control) on the operating performance of the Parties, including expenses incurred by the Parties in consummating the transactions contemplated by the Agreement.

            "NASD" shall mean the National Association of Securities Dealers,
     Inc.

            "NASDAQ NATIONAL MARKET" shall mean the National Market System of the National Association of Securities Dealers Automated Quotations System.

            "NYSE" shall mean the New York Stock Exchange, Inc.

            "1933 ACT" shall mean the Securities Act of 1933, as amended.

            "1934 ACT" shall mean the Securities Exchange Act of 1934, as amended.

            "OPERATING PROPERTY" shall mean any property owned by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

            "ORDER" shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local, or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.

            "PARTICIPATION FACILITY" shall mean any facility or property in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.

            "PARTY" shall mean either Capital or UPC, and "PARTIES" shall mean both Capital and UPC.

            "PERMIT" shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets or business.

            "PLAN OF MERGER" shall mean the plan of merger providing for the Merger, in substantially the form of Exhibit 1.

            "PERSON" shall mean a natural person or any legal, commercial, or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

            "PROXY STATEMENT" shall mean the proxy statement used by Capital to solicit the approval of its shareholders of the transactions contemplated by this Agreement and the Plan of Merger, which shall include the prospectus of UPC relating to the issuance of the UPC Common Stock to holders of Capital Common Stock.

            "REGISTRATION STATEMENT" shall mean the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by UPC under the 1933 Act with respect to the shares of UPC Common Stock to be issued to the shareholders of Capital in connection with the transactions contemplated by this Agreement.

            "REGULATORY AUTHORITIES" shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the Board of the Governors of the Federal Reserve System, the Office of Thrift Supervision (including its predecessor, the Federal Home Loan Bank Board), the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, the NYSE, the NASD, and the SEC.

            "REPRESENTATIVE" shall mean any investment banker, financial advisor, attorney, accountant, consultant, or other representative of a Person.

            "RIGHTS" shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Rights.

            "SEC DOCUMENTS" shall mean all forms, proxy statements, registration statements, reports, schedules, and other documents filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

            "SECURITIES LAWS" shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

            "SHAREHOLDERS' MEETING" shall mean the meeting of the shareholders of Capital to be held pursuant to Section 8.1 of this Agreement, including any adjournment or postponements thereof.

            "STOCK OPTION AGREEMENT" shall mean the Stock Option Agreement of even date herewith issued to UPC by Capital, in substantially the form of
     Exhibit 2.

            "SUBSIDIARIES" shall mean all those corporations, banks, associations, or other entities of which the entity in question owns or controls 10% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 10% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

            "SUPPLEMENTAL LETTER" shall mean the supplemental letter of even date herewith relating to certain understandings and agreements in addition to those included in this Agreement, substantially in the form of Exhibit 4.

            "SURVIVING CORPORATION" shall mean Capital as the surviving corporation resulting from the Merger.

            "TBCA" shall mean the Tennessee Business Corporation Act.

            "TAX" or "TAXES" shall mean any federal, state, county, local, or foreign income, profits, franchise, gross receipts, payroll, sales, employment, use, property, withholding, excise, occupancy, and other taxes, assessments, charges, fares, or impositions, including interest, penalties, and additions imposed thereon or with respect thereto.

            "UPC CAPITAL STOCK" shall mean, collectively, the UPC Common Stock, the UPC Preferred Stock and any other class or series of capital stock of UPC.

            "UPC COMMON STOCK" shall mean the $5.00 par value common stock of UPC.

            "UPC COMPANIES" shall mean, collectively, UPC and all UPC Subsidiaries.

            "UPC FINANCIAL STATEMENTS" shall mean (i) the consolidated balance sheets (including related notes and schedules, if any) of UPC as of June 30, 1997, and December 31, 1996, 1995 and 1994, and the related statements of earnings, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) for the six months ended June 30, 1997 and for each of the years ended December 31, 1996, 1995 and 1994, as filed by UPC in SEC Documents, and (ii) the consolidated balance sheets of UPC (including related notes and schedules, if any) and related statements of earnings, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to June 30, 1997.

            "UPC PREFERRED STOCK" shall mean the no par value preferred stock of UPC and shall include the (i) Series A Preferred Stock and (ii) Series E, 8% Cumulative, Convertible Preferred Stock, of UPC ("UPC Series E Preferred Stock").

            "UPC RIGHTS" shall mean the preferred stock purchase rights issued pursuant to the UPC Rights Agreement.

            "UPC RIGHTS AGREEMENT" shall mean that certain Rights Agreement, dated January 19, 1989, between UPC and UPNB, as Rights Agent.

            "UPC SUBSIDIARIES" shall mean the Subsidiaries of UPC and any corporation, bank, savings association, or other organization acquired as a Subsidiary of UPC in the future and owned by UPC at the Effective Time.

                  (b) The terms set forth below shall have the meanings ascribed thereto in the referenced sections:

            Allowance                           Section 5.9
            Average Closing Price               Section 10.1(g)
            Capital Benefit Plans               Section 5.15(a)
            Capital Contracts                   Section 5.16
            Capital ERISA Plan                  Section 5.15(a)
            Capital Options                     Section 3.5(a)
            Capital Pension Plan                Section 5.15(a)
            Capital SEC Reports                 Section 5.5(a)
            Closing                             Section 1.2

            Determination Date                  Section 10.1(g)
            Effective Time                      Section 1.3
            ERISA Affiliate                     Section 5.15(c)
            Exchange Agent                      Section 4.1
            Exchange Ratio                      Section 3.1(c)
            Indemnified Party                   Section 8.14(a)
            Index Group                         Section 10.1(g)
            Index Price                         Section 10.1(g)
            Index Ratio                         Section 10.1(g)
            Merger                              Section 1.1
            Starting Date                       Section 10.1(g)
            Starting Price                      Section 10.1(g)
            Takeover Laws                       Section 5.21
            Tax Opinion                         Section 9.1(h)
            UPC Ratio                           Section 10.1(g)
            UPC SEC Reports                     Section 6.4(a)


                  (c) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words "include," "includes," or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation."

            11.2  EXPENSES.

                  (a) Except as otherwise provided in this Section 11.2, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that UPC shall bear and pay the filing fees payable in connection with the Registration Statement and the Proxy Statement and the printing costs incurred in connection with the printing of the Registration Statement and the Proxy Statement.

                  (b) Nothing contained in this Section 11.2 shall constitute or shall be deemed to constitute liquidated damages for the willful breach by a Party of the terms of this Agreement or otherwise limit the rights of the nonbreaching Party.

            11.3 BROKERS AND FINDERS. Except for ABN AMRO Incorporated as to Capital, each of the Parties represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers' fees, brokerage fees, commissions, or finders' fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon his or its representing or being retained by or allegedly representing or being retained by Capital or UPC, each of Capital and UPC, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability in respect of any such claim.

            11.4 ENTIRE AGREEMENT. Except as otherwise expressly provided herein, this Agreement (including the other documents and instruments referred to herein or executed in connection with this Agreement) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, other than as provided in Sections 8.12 and 8.14 of this Agreement.

            11.5 AMENDMENTS. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of the Boards of Directors of each of the Parties, whether before or after shareholder approval of this Agreement and the Plan of Merger has been obtained;

provided, that after any such approval by the holders of Capital Common Stock, there shall be made no amendment that modifies in any material respect the consideration to be received by the holders of Capital Common Stock without the further approval of such shareholders.

            11.6  WAIVERS.

                  (a) Prior to or at the Effective Time, UPC, acting through its Board of Directors, chief executive officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Capital, to waive or extend the time for the compliance or fulfillment by Capital of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of UPC under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of UPC.

                  (b) Prior to or at the Effective Time, Capital, acting through its Board of Directors, chief executive officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by UPC, to waive or extend the time for the compliance or fulfillment by UPC of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Capital under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Capital.

                  (c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

            11.7 ASSIGNMENT. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

            11.8 NOTICES. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

            Capital:     CAPITAL SAVINGS BANCORP, INC.
                                 425 Madison Street
                                 Jefferson City, Missouri 65101
                                 Telecopy Number: (573) 636-4122

                                 Attention:  Larry V. Schepers
                                             Chairman of the Board and
                                             Chief Executive Officer

            Copy to Counsel: SILVER, FREEDMAN & TAFF, LLP
                                    1100 New York Avenue, N.W.
                                    Washington, D.C.  20005
                                    Telecopy Number:  (202) 682-0354

                                    Attention:  James S. Fleischer

            UPC:              UNION PLANTERS CORPORATION
                              7130 Goodlett Farms Parkway
                              Memphis, Tennessee 38018
                              Telecopy Number: (901) 580-2877

                              Attention:  Jackson W.  Moore
                                          President

            Copy to Counsel:UNION PLANTERS CORPORATION
                              7130 Goodlett Farms Parkway
                              Memphis, Tennessee 38018
                              Telecopy Number: (901) 580-2939

                              Attention:  E. James House, Jr.
                                          Manager, Legal Division

                              ALSTON & BIRD LLP
                              601 Pennsylvania Avenue
                              North Building, Suite 250
                              Washington, D.C. 20004
                              Telecopy Number: (202) 508-3333

                              Attention:  Frank M. Conner III

            11.9 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the Laws of the State of Tennessee, without regard to any applicable conflicts of Laws, except to the extent the Laws of the State of Delaware apply.

            11.10 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

            11.11 CAPTIONS. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

            11.12 INTERPRETATIONS. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any party, whether under any rule of construction or otherwise. No party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all parties hereto.

            11.13 ENFORCEMENT OF AGREEMENT. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

            11.14 SEVERABILITY. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

            IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf and its corporate seal to be hereunto affixed and attested by officers thereunto as of the day and year first above written.

ATTEST:                             CAPITAL SAVINGS BANCORP, INC.


By: /s/ Marilyn Curtit              By: /s/ Larry V. Schepers
   ---------------------------         --------------------------------
    Marilyn Curtit                      Larry V. Schepers
    Secretary                           Chairman of the Board and
                                           Chief Executive Officer


[CORPORATE SEAL]


ATTEST:                             UNION PLANTERS CORPORATION


By: /s/ E. James House, Jr.         By: /s/ Jackson W.  Moore
   ---------------------------         --------------------------------
    E. James House, Jr.                 Jackson W.  Moore
    Secretary                           President and Chief Operating Officer



[CORPORATE SEAL]

                                                                     APPENDIX B
                                  [Form of]

                                PLAN OF MERGER

                                      OF

                        CAPITAL SAVINGS BANCORP, INC.

                                WITH AND INTO

                      UNION PLANTERS HOLDING CORPORATION


            Pursuant to this Plan of Merger ("Plan of Merger"), UNION PLANTERS HOLDING CORPORATION ("Holding"), a corporation organized and existing under the laws of the State of Tennessee and a wholly owned subsidiary of UNION PLANTERS CORPORATION, a corporation organized and existing under the laws of the State of Tennessee ("UPC"), shall be merged with CAPITAL SAVINGS BANCORP, INC., a corporation organized and existing under the laws of the State of Delaware ("Capital") with the result that Holding shall be the Surviving Corporation resulting from the Merger.


                                    ARTICLE 1
                                   DEFINITIONS

            Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

            1.1 "ARTICLES OF MERGER" shall mean the Articles of Merger to be executed by Holding and filed with the Secretary of State of the State of Tennessee relating to the Merger as contemplated by Section 2.1 of this Plan of Merger.

            1.2 "CAPITAL COMMON STOCK" shall mean the $0.01 par value common stock of Capital.

            1.3 "CAPITAL COMPANIES" shall mean, collectively, Capital and all Capital Subsidiaries.

            1.4 "CAPITAL INCENTIVE PLAN" shall mean the Capital Savings Bancorp, Inc. 1991 Stock Option and Incentive Plan.

            1.5 "CAPITAL OPTIONS" shall mean each option to purchase or other right with respect to shares of Capital Common Stock pursuant to stock options, stock appreciation rights or other rights, including stock awards.

            1.6 "CAPITAL STOCK PLANS" shall have the meaning set forth in the Merger Agreement.

            1.7 "CERTIFICATE OF MERGER" shall mean the Certificate of Merger to be executed by Holding and filed with the Secretary of State of the State of Delaware relating to the Merger as contemplated by Section 2.1 of this Plan of Merger.

            1.8   "DGCL" shall mean the Delaware General Corporation Law.

            1.9 "EFFECTIVE TIME" shall mean the date and time on which the Merger becomes effective pursuant to the Laws of the State of Delaware and the Laws of the State of Tennessee as defined in Section 2.2 of this Plan of Merger.

            1.10 "EXCHANGE AGENT" shall mean the exchange agent selected by UPC.

            1.11 "HOLDING COMMON STOCK" shall mean the $1.00 par value common stock of Holding.

            1.12 "INTERNAL REVENUE CODE" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

            1.13 "LAW" shall mean any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a person or its assets, liabilities, or business, including those promulgated, interpreted, or enforced by any federal or state regulatory agencies having jurisdiction over a person or its Subsidiaries

            1.14 "MERGER" shall mean the merger of Capital into and with Holding as provided in Section 2.1 of this Plan of Merger.

            1.15 "MERGER AGREEMENT" shall mean the Agreement and Plan of Reorganization, dated as of November 25, 1997, by and between UPC and Capital.

            1.16  "NYSE" shall mean the New York Stock Exchange, Inc.

            1.17 "SUBSIDIARIES" shall mean all those corporations, banks, associations, or other entities of which the entity in question owns or controls 10% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 10% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

            1.18 "SURVIVING CORPORATION" shall refer to Holding as the surviving corporation resulting from the Merger.

            1.19  "TBCA" shall mean the Tennessee Business Corporation Act.

            1.20 "UPC CAPITAL STOCK" shall mean, collectively, the UPC Common Stock, the UPC Preferred Stock, and any other class or series of capital stock of UPC.

            1.21 "UPC COMMON STOCK" shall mean the $5.00 par value common stock of UPC.

            1.22 "UPC COMPANIES" shall mean, collectively, UPC and all UPC Subsidiaries.

            1.23 "UPC PREFERRED STOCK" shall mean the no par value preferred stock of UPC and shall include the (i) Series A Preferred Stock and (ii) Series E, 8% Cumulative, Convertible Preferred Stock, of UPC.

            1.24 "UPC RIGHTS" shall mean the preferred stock purchase rights issued pursuant to the UPC Rights Agreement.

            1.25 "UPC RIGHTS AGREEMENT" shall mean that certain Rights Agreement, dated January 19, 1989, between UPC and UPNB, as Rights Agent.

                                    ARTICLE 2
                                 TERMS OF MERGER

            2.1 MERGER. Subject to the terms and conditions set forth in this Plan of Merger, at the Effective Time, Capital shall be merged into and with Holding in accordance with the provisions of Section 252 of the DGCL and with the effect provided in Section 259 of the DGCL and in accordance with the provisions of 48-21-109 of the TBCA and with the effect provided in Section 48-21-108 of the TBCA. Capital shall be the Surviving Corporation of the Merger and shall continue to be governed by the Laws of the State of Delaware.

            2.2 EFFECTIVE TIME. The Merger shall become effective on the date and at the time the Certificate of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Delaware and the Articles of Merger reflecting the Merger shall become effective with the Secretary of State of Tennessee..

            2.3 CHARTER. The Charter of Holding, as in effect immediately prior to the Effective Time, shall remain in full force and effect following the Effective Time as the Charter of the Surviving Corporation until otherwise amended or repealed as provided by Law or by such Charter.

            2.4 BYLAWS. The Bylaws of Holding, as in effect immediately prior to the Effective Time, shall continue in full force and effect as the Bylaws of the Surviving Corporation until otherwise amended or repealed as provided by Law or by such Bylaws.

            2.5 DIRECTORS AND OFFICERS. The directors of Holding in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation. The officers of Holding in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation.


                                    ARTICLE 3
                           MANNER OF CONVERTING SHARES

            3.1   CONVERSION OF SHARES. Subject to the provisions of this
Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of UPC, Holding, Capital, or the shareholders of any of the foregoing, the shares of the constituent corporations shall be converted as follows:

                  (a) Each share of UPC Capital Stock, including any associated UPC Rights, issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

                  (b) Each share of Holding Common Stock issued and outstanding at the Effective Time shall remain issued and outstanding from and after the Effective Time.

                  (c) Each share of Capital Common Stock (excluding shares held by any Capital Company or any UPC Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted) issued and outstanding at the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive .3812 of a share of UPC Common Stock (as subject to possible adjustment as set forth in Section 10.1(g) of the Merger Agreement, the "Exchange Ratio"). Pursuant to the UPC Rights Agreement, each share of UPC Common Stock issued in connection with the Merger upon conversion of Capital Common Stock shall be accompanied by a UPC Right.

            3.2 ANTI-DILUTION PROVISIONS. In the event UPC changes the number of shares of UPC Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted.

            3.3 SHARES HELD BY CAPITAL OR UPC. Each of the shares of Capital Common Stock held by any Capital Company or by any UPC Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

            3.4 FRACTIONAL SHARES. Notwithstanding any other provision of this Agreement, each holder of shares of Capital Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of UPC Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of UPC Common Stock multiplied by the market value of one share of UPC Common Stock at the Effective Time. The market value of one share of UPC Common Stock at the Effective Time shall be the closing price of such common stock on the NYSE-Composite Transactions List (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source selected by UPC) on the last trading day preceding the Effective Time. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.

            3.5   CONVERSION OF STOCK OPTIONS.

                  (a) At the Effective Time, each Capital Option granted by Capital under the Capital Stock Plans, which is outstanding at the Effective Time, whether or not exercisable, shall be converted into and become rights with respect to UPC Common Stock, and UPC shall assume each Capital Option, in accordance with the terms of the Capital Stock Plan and stock option or other agreement by which it is evidenced, except that from and after the Effective Time, (i) UPC and its salary and benefits committee shall be substituted for Capital and the committee of Capital's Board of Directors (including, if applicable, the entire Board of Directors of Capital) administering such Capital Stock Plan, (ii) each Capital Option assumed by UPC may be exercised solely for shares of UPC Common Stock (or cash in the case of stock appreciation rights),
(iii) the number of shares of UPC Common Stock subject to such Capital Option shall be equal to the number of shares of Capital Common Stock subject to such Capital Option immediately prior to the Effective Time multiplied by the Exchange Ratio and rounding down to the nearest whole share, and (iv) the per share exercise price under each such Capital Option shall be adjusted by dividing the per share exercise price under each such Capital Option by the Exchange Ratio and rounding up to the nearest cent. Notwithstanding the clauses
(iii) and (iv) of the first sentence of this Section 3.5, each Capital Option which is an "incentive stock option" shall be adjusted as required by Section 424 of the Internal Revenue Code, and the regulations promulgated thereunder, so as not to constitute a modification, extension or renewal of the option, within the meaning of Section 424(h) of the Internal Revenue Code. UPC and Capital agree to take all necessary steps to effectuate the foregoing provisions of this
Section 3.5.

                  (b) As soon as practicable after the Effective Time, UPC shall deliver to the participants in each Capital Stock Plan an appropriate notice setting forth such participant's rights pursuant thereto and the grants subject to such Capital Stock Plan shall continue in effect on the same terms and conditions (subject to the adjustments required by Section 3.5(a) after giving effect to the Merger), and UPC shall comply with the terms of each Capital Stock Plan to ensure, to the extent required by, and subject to the provisions of, such Capital Stock Plan, that Capital Options which qualified as incentive stock options prior to the Effective Time continue to qualify as incentive stock options after the Effective Time. Within 30 days after the Effective Time, UPC shall file a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate forms), with respect to the shares of UPC Common Stock subject to such options and shall use its reasonable efforts to maintain the effectiveness of such registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding.

                                    ARTICLE 4
                            DELIVERY OF CONSIDERATION

            4.1   EXCHANGE PROCEDURES. Promptly after the Effective Time,
UPC and Capital shall cause the Exchange Agent to mail to the former shareholders of Capital appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of Capital Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent). After the Effective Time, each holder of shares of Capital Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Plan of Merger) issued and outstanding at the Effective Time shall surrender the certificate or certificates representing such shares to the Exchange Agent and shall promptly upon surrender thereof receive in exchange therefor the consideration provided in Section 3.1 of this Plan of Merger, together with all undelivered dividends or distributions in respect of such shares (without interest thereon) pursuant to Section 4.2 of this Plan of Merger. To the extent required by Section 3.4 of this Plan of Merger, each holder of shares of Capital Common Stock issued and outstanding at the Effective Time also shall receive, upon surrender of the certificate or certificates representing such shares, cash in lieu of any fractional share of UPC Common Stock to which such holder may be otherwise entitled (without interest). UPC shall not be obligated to deliver the consideration to which any former holder of Capital Common Stock is entitled as a result of the Merger until such holder surrenders such holder's certificate or certificates representing the shares of Capital Common Stock for exchange as provided in this
Section 4.1. The certificate or certificates of Capital Common Stock so surrendered shall be duly endorsed as the Exchange Agent may require. Any other provision of this Plan of Merger notwithstanding, neither the Surviving Corporation nor the Exchange Agent shall be liable to a holder of Capital Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property Law.

            4.2 RIGHTS OF FORMER CAPITAL SHAREHOLDERS. At the Effective Time, the stock transfer books of Capital shall be closed as to holders of Capital Common Stock immediately prior to the Effective Time and no transfer of Capital Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1 of this Plan of Merger, each certificate theretofore representing shares of Capital Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Plan of Merger) shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Sections 3.1 and 3.4 of this Plan of Merger in exchange therefor, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which have been declared or made by Capital in respect of such shares of Capital Common Stock in accordance with the terms of this Plan of Merger and which remain unpaid at the Effective Time. To the extent permitted by Law, former shareholders of record of Capital shall be entitled to vote after the Effective Time at any meeting of UPC shareholders the number of whole shares of UPC Common Stock into which their respective shares of Capital Common Stock are converted, regardless of whether such holders have exchanged their certificates representing Capital Common Stock for certificates representing UPC Common Stock in accordance with the provisions of this Plan of Merger. Whenever a dividend or other distribution is declared by UPC on the UPC Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares issuable pursuant to this Plan of Merger, but beginning 30 days after the Effective Time no dividend or other distribution payable to the holders of record of UPC Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing shares of Capital Common Stock issued and outstanding at the Effective Time until such holder surrenders such certificate for exchange as provided in Section 4.1 of this Plan of Merger. However, upon surrender of such Capital Common Stock certificate, both the UPC Common Stock certificate (together with all such undelivered dividends or other distributions without interest) and any undelivered dividends and cash payments to be paid for fractional share interests (without interest) shall be delivered and paid with respect to each share represented by such certificate.

                                    ARTICLE 5
                                  MISCELLANEOUS

            5.1 CONDITIONS PRECEDENT. Consummation of the Merger by Holding shall be conditioned on the satisfaction of, or waiver by UPC of the conditions precedent to the Merger set forth in Sections 9.1 and 9.2 of the Merger Agreement. Consummation of the Merger by Capital shall be conditioned on the satisfaction of, or waiver by Capital of, the conditions precedent to the Merger set forth in Sections 9.1 and 9.3 of the Merger Agreement.

            5.2 TERMINATION. This Plan of Merger may be terminated at any time prior to the Effective Time by the parties hereto as provided in Article 10 of the Merger Agreement.

            5.3 GOVERNING LAW. This Plan of Merger shall be governed by and construed in accordance with the Laws of the State of Tennessee, without regard to any applicable conflicts of Laws, except to the extent the Laws of the State of Delaware apply.

            5.4 COUNTERPARTS. This Plan of Merger may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

            5.5 CAPTIONS. The captions contained in this Plan of Merger are for reference purposes only and are not part of this Plan of Merger.


            IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf and its corporate seal to be hereunto affixed and attested by officers thereunto as of the day and year first above written.

ATTEST:                                   CAPITAL SAVINGS BANCORP, INC.


By:                                     By:
   ----------------------                  ----------------------------
    Marilyn Curtit                          Larry V. Schepers
    Secretary                               Chairman of the Board and
                                            Chief Executive Officer


[CORPORATE SEAL]


ATTEST:                                   UNION PLANTERS HOLDING
                                              CORPORATION


By:                                     By:
   ----------------------                  ----------------------------
    E. James House, Jr.                     Jackson W.  Moore
    Secretary                               President



[CORPORATE SEAL]

                                                                      Appendix C

                                          June 5, 1998


Board of Directors
Capital Savings Bancorp, Inc.
425 Madison Street
Jefferson City, MO 65101

Members of the Board:

      We understand that Capital Savings Bancorp, Inc. ("CAPS") and Union Planters Corporation ("UPC") have entered into an Agreement and Plan of Reorganization dated November 25, 1997 (the "Agreement") pursuant to which CAPS will be merged with and into a first-tier subsidiary of UPC in a transaction (the "Merger") in which each issued and outstanding share of common stock of CAPS, $0.01 par value per share ("CAPS Common Stock"), will be converted into the right to receive 0.3812 (the "Exchange Ratio") of a share of common stock of UPC, $5.00 par value per share ("UPC Common Stock"), and each outstanding option issued by CAPS to purchase CAPS Common Stock will be converted into and become a right to purchase 0.3812 of a share of UPC Common Stock with each option's per share exercise price adjusted by dividing such exercise price by the Exchange Ratio. As more fully described in the Agreement, the Exchange Ratio is adjustable upward if certain conditions are met concerning the quoted price of UPC Common Stock during a period following public announcement of the Merger to the later of (i) the date of the CAPS stockholders meeting to be held to consider and vote upon the Merger and (ii) the date on which the last regulatory consents or approvals with respect to the Merger are received.

      You have asked us whether, in our opinion, the Exchange Ratio to be received by the holders of CAPS Common Stock in the Merger is fair to such stockholders from a financial point of view.

      In connection with this opinion, we have reviewed CAPS's and UPC's Proxy Statement/Prospectus of even date herewith as well as the Agreement and certain related documents. We have held discussions with certain senior officers, directors and other representatives and advisors of CAPS and certain senior officers and other representatives of UPC concerning the businesses, operations and prospects of CAPS and UPC. We examined certain publicly available business and financial information relating to CAPS and UPC as well as certain financial information and other data for CAPS and certain financial information and other data related to UPC which were provided to or otherwise discussed with us by the respective managements of CAPS and UPC. We reviewed the financial terms of the Merger as set forth in the Agreement in relation to: (i) current and historical market prices and trading volumes of CAPS Common Stock and UPC Common Stock;
(ii) the respective companies' financial and other operating data; and (iii) the capitalization and financial condition of CAPS and UPC. We also considered, to the extent publicly available, the financial terms of certain other thrift-industry transactions recently effected which we considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of CAPS and UPC. In connection with our engagement, we identified, approached and held discussions with certain third parties to solicit indications of interest in a possible transaction with CAPS.

      In rendering our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information reviewed by us and we have not made or obtained or assumed any responsibility for independent verification of such information. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of CAPS or UPC or any of their respective


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

subsidiaries. With respect to the financial data of CAPS, we have assumed that it has been reasonably prepared on bases reflecting the best currently available estimates and judgements of the management of CAPS as to the future financial performance of CAPS. We have assumed that the Merger will be consummated in accordance with the terms of the Agreement including among other things, that the Merger will be accounted for as a pooling of interests under generally accepted accounting principles and as a tax-free reorganization for federal income tax purposes. We are not expressing any opinion in the event that the Exchange Ratio is adjusted upward under the conditions specified in the Agreement. We are also not expressing any opinion as to what the value of UPC Common Stock actually will be when issued to CAPS stockholders pursuant to the Merger or the price at which UPC Common Stock will trade subsequent to the Merger.

      ABN AMRO Incorporated ("ABN AMRO"), as part of its investment banking business, is continually engaged in the valuation of businesses in connection with mergers and acquisitions, as well as initial and secondary offerings of securities and valuations for other purposes. We have acted as financial advisor to the Board of Directors of CAPS in connection with this transaction and will receive a fee for our services, including rendering this opinion, a significant portion of which is contingent upon the consummation of the Merger. In the ordinary course of our business, ABN AMRO and its affiliates may actively trade securities of both CAPS and UPC for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

      It is understood that this letter is for the benefit and use of the Board of Directors of CAPS in its consideration of the Merger and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent, except that this letter may be used as part of any proxy statement/prospectus relating to the Merger. This letter does not address the CAPS's underlying business decision to enter into the Merger or constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the proposed Merger. Finally, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us, as of the date hereof, and we assume no responsibility to update or revise our opinion based upon circumstances or events occurring after the date hereof.

      Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair from a financial point of view to the stockholders of CAPS.

                                          Sincerely,



                                          ABN AMRO INCORPORATED




                                      C-2